KOIOS MEDICAL, INC.

242 W 38th Street
14th Floor
New York, NY 10018

March 27, 2024

Koios I, a series of WeFunder SPV, LLC
1885 Mission St.
San Francisco, CA 94115
Attn: Wefunder Admin, LLC
Cc: Bespoke Limited Ventures

Re: Investment in Koios Medical, Inc. (the "Company")

Koios I, a series of WeFunder SPV, LLC, a Delaware limited liability company ("**WeFunder**") was formed as a "Crowdfunding Vehicle" as defined in § 270.3a-9 of the Investment Company Act of 1940, as amended (the "**Investment Company Act**"), solely for the purpose of purchasing the Company's Series B-3 Preferred Stock (the "**Series B Preferred Stock**"), as co-issuer along with the Company, pursuant to a Stock Purchase Agreement (the "**SPA**") on parallel terms with that certain Series B Preferred Stock Purchase Agreement, dated January 25, 2023, by and between the Company and Mitsui & Co., Ltd., attached hereto as Exhibit A (the "**Mitsui SPA**").

This letter is meant to confirm our mutual understandings with regard to the following:

1. WeFunder is unable to make certain representations in the Mitsui SPA, including: (i) representing and warranting that WeFunder was not formed for the specific purpose of investing in the Company (the **"Non-SPV Rep**") and (ii) representing and warranting that WeFunder is an accredited investor (the "**Accredited Investor Rep**" and, together with the Non-SPV Rep, the "**Reps**"). Accordingly, notwithstanding anything to the contrary stated in the Mitsui SPA, the parties hereby acknowledge and agree that WeFunder will not make any of the Reps when executing the SPA.

2. WeFunder shall use its best efforts to determine whether each of its investors is either: (a) an accredited investor as defined in Rule 501(a) of Regulation D promulgated under the Securities Act of 1933, as amended (the "**Securities Act**"); or (b) investing across all issuers in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) during the 12-month period preceding the date of his or her investment, less than the greater (i) of $2,500 or 5% of the greater of the investor's annual income or net worth if either the investor's annual income or net worth is less than $124,000, or (ii) 10% of the greater of the investor's annual income or net worth, not to exceed $124,000, if both the investor's annual income and net worth are equal to or more than $124,000 (an investor satisfying such requirements, a "**Qualified Investor**").

3. WeFunder shall take all actions necessary and prudent to maintain its status as a Crowdfunding Vehicle, pursuant to the 3a-9 Undertakings Agreement, substantially in the form attached hereto as Exhibit B including:

    a. Operating within the confines of its limited purpose of directly acquiring, holding, and disposing of securities issued by the Company as a single crowdfunding issuer and

raising capital in one or more offerings;

b. Refraining from borrowing any money;

c. Using the proceeds from the sale of its membership interests solely for the purpose of acquiring the Series B Preferred Stock, which constitutes a single class of securities of the Company, a single crowdfunding issuer;

d. Issuing only one class of securities;

e. Receiving a written undertaking from the Company as crowdfunding issuer to fund or reimburse the expenses associated with its formation, operation, or winding up of WeFunder, and confirm that WeFunder will receive no other compensation, with any compensation paid WeFunder's operator being paid by the Company as crowdfunding issuer;

f. Maintaining the same fiscal year-end as the Company;

g. Maintaining a one-to-one relationship between the number, denomination, type, and rights of the Series B Preferred Stock and WeFunder's membership interests;

h. Seeking instructions from investors with regard to: (i) the voting of the Series B Preferred Stock only in accordance with such instructions; and (ii) participating in any tender or exchange offers, or similar transactions, conducted by the Company and participating in such transactions, if any, only in accordance with such instructions;

i. Receiving from the Company as crowdfunding issuer all disclosures and other information required under Section 4(a)(6) of the Securities Act and Regulation CF promulgated thereunder ("**Regulation Crowdfunding**") and promptly providing such disclosures and other information to investors and potential investors; and

j. Providing to each investor the right to direct WeFunder to assert any rights under state or federal law that the investor would have had if he or she had invested directly in the Company and providing to each investor any information WeFunder receives from the Company as a shareholder of record of the Company.

4. Instead of investing directly into the Company, investors will make their investments through WeFunder by executing an SPV Subscription Agreement substantially in the form attached hereto as Exhibit C.

5. For purposes of satisfying the Crowdfunding Vehicle requirement in Section 3(h) of this letter above, WeFunder will approve a lead investor, Bespoke Limited Ventures (the "**Lead Investor**"), who will exercise all voting rights with respect to the Series B Preferred Stock on behalf of the investors, pursuant to the Lead Investor Agreement, substantially in the form attached hereto as Exhibit D, and in accordance with the SPV Lead Investor Power of Attorney, which is included in the Terms of Service of Wefunder, Inc., which are accepted and agreed to by the investors who utilize the WeFunder platform, and the Independent Contractor Agreement, substantially in the form attached hereto as Exhibit E.

This letter, together with any definitive financing agreements, including the SPA, the 3a-9 Undertakings Agreement, any SPV Subscription Agreement, the Lead Investor Agreement, the SPV Lead Investor Power of Attorney, and the Independent Contractor Agreement, will constitute the full and entire understanding and agreement between WeFunder and the Company with respect to the subject matter hereof. In the event of any inconsistency or conflict between the provisions of the definitive agreements and this side letter, the provisions of this letter will prevail and govern.

(*Signature Page Follows*)

IN WITNESS WHEREOF, the parties have signed this Letter effective as of the date first written above.

Very truly yours,

KOIOS MEDICAL, INC.

By: *Founder Signature*
Name: Chad McClellan
Its: Chief Executive Officer

Agreed and Accepted:

Koios I, a series of WeFunder SPV, LLC, a Delaware limited liability company

By: Wefunder Admin, LLC
Its: Manager

By: *Investor Signature*
Name: Nicholas Tommarello
Its: Chief Executive Officer

<u>Exhibit A</u>

Stock Purchase Agreement

KOIOS MEDICAL, INC.

SERIES B PREFERRED STOCK PURCHASE AGREEMENT

Dated as of January 25, 2023

SERIES B PREFERRED STOCK PURCHASE AGREEMENT

THIS SERIES B PREFERRED STOCK PURCHASE AGREEMENT (this "**Agreement**"), is made as of January 25, 2023 (the "**Signing Date**") by and among Koios Medical, Inc., a Delaware corporation (the "**Company**"), and the investors listed on Schedule A attached to this Agreement (each a "**Purchaser**" and collectively, the "**Purchasers**").

The parties hereby agree as follows:

1. Purchase and Sale of Series B-3 Preferred Stock.

1.1 Sale and Issuance of Preferred Stock.

(a) The Company shall adopt and file with the Secretary of State of the State of Delaware on or before the Initial Closing (as defined below) the Amended and Restated Certificate of Incorporation in the form of Exhibit B attached to this Agreement (the "**Restated Certificate**").

(b) Subject to the terms and conditions of this Agreement, each Purchaser agrees to purchase at the Closing and the Company agrees to sell and issue to each Purchaser at the Closing that number of shares of Series B-3 Preferred Stock, $0.00001 par value per share (the "**Series B-3 Preferred Stock**"), set forth opposite each Purchaser's name on Schedule A, at a purchase price of $4.01077517 per share. The shares of Series B-3 Preferred Stock issued to the Purchasers pursuant to this Agreement (including any shares issued at the Initial Closing and any Additional Shares, as defined below) shall be referred to in this Agreement as the "**Shares**".

1.2 Closing; Delivery.

(a) The initial purchase and sale of the Shares shall take place remotely via the exchange of documents and signatures within fifteen business days after the Signing Date, or at such other time and place as the Company and the Purchasers mutually agree upon, orally or in writing (which time and place are designated as the "**Initial Closing**"). In the event there is more than one closing, the term "**Closing**" shall apply to each such closing unless otherwise specified).

(b) Promptly following the applicable Closing, the Company shall deliver to each Purchaser a stock certificate (or an electronic stock certificate in lieu thereof) representing the Shares being purchased by such Purchaser at such Closing against payment of the purchase price therefor by check payable to the Company, by wire transfer to a bank account designated by the Company, or by any combination of such methods.

1.3 Sale of Additional Shares of Preferred Stock. After the Initial Closing, the Company may sell, on the same terms and conditions as those contained in this Agreement, up to 997,313 additional shares (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or similar recapitalization affecting such shares) of Series B Preferred Stock (the "**Additional Shares**"), to one or more purchasers (the "**Additional Purchasers**"), provided that (i) such subsequent sale(s) is/are consummated no later than April 31, 2023; (ii) each Additional Purchaser is mutually acceptable to and agreed upon by the Lead Purchaser (as defined below) and the Company; and (iii) each Additional Purchaser becomes a party to the Transaction Agreements (as defined below), by executing and delivering a counterpart signature page to each of the Transaction Agreements. Schedule A to this Agreement shall be updated to reflect the number of Additional Shares purchased at each such Closing and the parties purchasing such Additional Shares.

1.4 Use of Proceeds. In accordance with the directions of the Company's Board of Directors (the "**Board**"), as it shall be constituted in accordance with the Voting Agreement, the Company will use the proceeds from the sale of the Shares (i) to support of growth opportunities of the Company as approved by the Board, (ii) to retire existing Company debt in the amount of up to $400,000 aggregate principal amount (including interest accrued thereon) and (iii) as general working capital for the Company.

1.5 Defined Terms Used in this Agreement. In addition to the terms defined above, the following terms used in this Agreement shall be construed to have the meanings set forth or referenced below.

(a) "**Affiliate**" means, with respect to any specified Person, any other Person who, directly or indirectly, controls, is controlled by, or is under common control with such Person, including, without limitation, any general partner, managing member, officer, director, or trustee of such Person, or any venture capital fund or registered investment company now or hereafter existing that is controlled by one or more general partners, managing members or investment advisers of, or shares the same management company or investment adviser with, such Person.

(b) "**Closing Consent**" means that written consent of the stockholders of the Company as of immediately prior to the Initial Closing.

(c) "**Code**" means the Internal Revenue Code of 1986, as amended.

(d) "**Company Covered Person**" means, with respect to the Company as an issuer for purposes of Rule 506 promulgated under the Securities Act, any Person listed in the first paragraph of Rule 506(d)(1).

(e) "**Company Intellectual Property**" means all patents, patent applications, trademarks, trademark applications, service marks, service mark applications, tradenames, copyrights, trade secrets, domain names, mask works, information and proprietary rights and processes, similar or other intellectual property rights, subject matter of any of the foregoing, tangible embodiments of any of the foregoing, licenses in, to and under any of the foregoing, and in any and all such cases that are owned or used by the Company in the conduct of the Company's business as now conducted and as presently proposed to be conducted.

(f) "**Data Room**" means the electronic documentation site established on behalf of the Company, access to which has been provided to the Purchasers.

(g) "**Debt Conversion**" means the conversion of the Notes to Series B-1 Preferred Stock or Series B-2 Preferred Stock (as applicable) pursuant to the terms of each Note.

(h) "**Indemnification Agreement**" means the agreement between the Company and each of the members of the Board designated pursuant to the Voting Agreement, dated as of the date of the Initial Closing, in the form of Exhibit C attached to this Agreement.

(i) "**Investors' Rights Agreement**" means the agreement among the Company, the Purchasers and certain other stockholders of the Company, dated as of the date of the Initial Closing, in the form of Exhibit D attached to this Agreement.

(j) "**Key Employee**" means each of R. Chad McClennan and Graham Anderson.

(k) "**Knowledge**" including the phrase "**to the Company's knowledge**" shall mean the actual knowledge of each Key Employee.

(l) "**Lead Purchaser**" means Mitsui & Co., Ltd, a Japanese company.

(m) "**Material Adverse Effect**" means any effect or change that would be materially adverse to (a) the business, assets, condition (financial or otherwise), operating results or operations of Company: provided, however, that, "Material Adverse Effect" does not include any adverse change, event, development, or effect arising from or relating to (i) general business or economic conditions, (ii) national or international political or social conditions, including the engagement by the United States in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack upon the United States, or any of its territories, possessions, or diplomatic or consular offices or upon any military installation, equipment or personnel of the United States, (iii) financial, banking, or securities markets (including any disruption thereof or decline in the price of any security or any market index or any change in prevailing interest rates), (iv) changes in GAAP, (v) changes in Laws generally, (vi) the taking of any action required to be taken by this Agreement or the Transaction Documents or any action taken (or omitted to be taken) with the written consent of or at the written consent of Purchasers, (vii) conditions generally affecting the industries in which the Company operates, (viii) any failure by the Company to meet any internal or published projections, forecasts or revenue or earnings predictions (provided that the underlying causes of such failures, subject to the other provisions of this definition, shall not be excluded) and (ix) any natural or man-made disaster or acts of God.

(n) "**Notes**" means, collectively, those certain Series B-1 and Series B-2 Convertible Promissory Notes issued by the Company to the holders thereof in the aggregate original principal amount of $7,095,751.

(o) "**Person**" means any individual, corporation, partnership, trust, limited liability company, association or other entity.

(p) "**Preferred Stock**" means the Series A Preferred Stock, the Series B-1 Preferred Stock and Series B-2 Preferred Stock to be issued pursuant to the conversion of the Notes, and the Series B-3 Preferred Stock issued pursuant to this Agreement.

(q) "**Purchaser**" means each of the Purchasers who is initially a party to this Agreement (including Lead Purchaser) and any Additional Purchaser who becomes a party to this Agreement at a subsequent Closing under Subsection 1.2(b).

(r) "**Right of First Refusal and Co-Sale Agreement**" means the agreement among the Company, the Purchasers, and certain other stockholders of the Company, dated as of the date of the Initial Closing, in the form of Exhibit E attached to this Agreement.

(s) "**Securities Act**" means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

(t) "**Series B-1 Preferred Stock**" means the Series B-1 Preferred Stock of the Company, $0.00001 par value per share.

(u) "**Series B-2 Preferred Stock**" means the Series B-2 Preferred Stock of the Company, $0.00001 par value per share.

(v) "**Shares**" means the shares of Series B-3 Preferred Stock issued at the Initial Closing and any Additional Shares issued at a subsequent Closing under Subsection 1.2(b).

(w) "**Side Letter**" means the letter agreement by and between the Company and the Lead Purchaser, dated as of the Initial Closing, in the form of Exhibit G attached to this Agreement.

(x) "**Transaction Agreements**" means this Agreement, the Investors' Rights Agreement, the Right of First Refusal and Co-Sale Agreement, the Indemnification Agreement, the Side Letter, and the Voting Agreement.

(y) "**Voting Agreement**" means the agreement among the Company, the Purchasers and certain other stockholders of the Company, dated as of the date of the Initial Closing, in the form of Exhibit F attached to this Agreement.

2. Representations and Warranties of the Company. The Company hereby represents and warrants to each Purchaser that, except as set forth on the Disclosure Schedule attached as Exhibit H to this Agreement, which exceptions shall be deemed to be part of the representations and warranties made hereunder, the following representations are true and complete as of the date of the Initial Closing, except as otherwise indicated. The Disclosure Schedule will be arranged in paragraphs (and subparagraphs and clauses) corresponding to the lettered and numbered sections, paragraphs, subparagraphs and clauses contained in this Section 2. Any matter disclosed in any paragraph of the Disclosure Schedule attached hereto as an exception to one section as set forth in the Disclosure Schedule shall also be deemed an exception to any other section herein to which it applies if the disclosure sets forth information such that the application of such matter to the other section(s) to which it applies is apparent on its face. Whenever this Agreement indicates that a document has been "made available," "delivered to," or "provided to" Purchasers (or words of similar import), such statement means that such documents were made available for viewing by Purchasers and its counsel in the Data Room at least two (2) Business Days prior to the Closing Date and not removed on or prior to the Closing Date and such Purchasers were given written notification of such availability.

For purposes of these representations and warranties (other than those in Subsections 2.2, 2.3, 2.4, 2.5, and 2.6), the term the "**Company**" shall include any subsidiaries of the Company, unless otherwise noted herein.

2.1 Organization, Good Standing, Corporate Power and Qualification. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has all requisite corporate power and authority to carry on its business as presently conducted and as proposed to be conducted. The Company is duly qualified to transact business and is in good standing in each jurisdiction in which the failure to so qualify would have a Material Adverse Effect.

2.2 Capitalization.

(a) The authorized capital of the Company, immediately prior to the Initial Closing and after the filing of the Restated Certificate, consists of:

(i) 20,000,000 shares of Common Stock, $0.00001 par value per share (the "**Common Stock**"), 4,315,011 shares of which are issued and outstanding. All of the outstanding shares of Common Stock have been duly authorized, are fully paid and nonassessable and were issued in compliance with all applicable federal and state securities laws. The Company holds no Common Stock in its treasury.

(ii) 11,733,209 shares of Preferred Stock, of which 6,333,209 shares have been designated as Series A Preferred Stock ("**Series A Preferred Stock**"), all of which are issued and outstanding immediately prior to the Closing; 1,200,000 shares of which have been designated as Series B-1 Preferred Stock, none of which are issued and outstanding immediately prior to the Closing; 1,200,000 shares of which have been designated as Series B-2 Preferred Stock, none of which are issued and outstanding immediately prior to the Closing; and 3,000,000 shares of which have been designated as Series B-3 Preferred Stock, none of which are issued and outstanding immediately prior to the Closing. In connection with the Initial Closing, up to 1,200,000 shares of Series B-1 Preferred Stock will be issued to the holders of the outstanding Series B-1 Notes and up to 1,200,000 shares of Series B-2 Preferred Stock will be issued to the holders of the outstanding Series B-2 Notes, in each case, pursuant to the terms of the outstanding Notes. The rights, privileges and preferences of the Preferred Stock are as stated in the Restated Certificate and as provided by the Delaware General Corporation Law. The Company holds no Preferred Stock in its treasury.

(b) The Company has reserved 3,000,000 shares of Common Stock, par value $0.00001 per share, which may be issued by the Company to officers, directors, employees and consultants of the Company pursuant to that certain 2018 Equity Incentive Plan duly adopted by the Board and approved by the Company stockholders (the "**Stock Plan**"). Of such reserved shares of Common Stock, no shares have been issued pursuant to restricted stock purchase agreements, options to purchase 978,819 shares of Common Stock have been granted and are currently outstanding, and 888,420 shares of Common Stock remain available for issuance to officers, directors, employees and consultants pursuant to the Stock Plan. The Company has furnished to the Purchasers complete and accurate copies of the Stock Plan and forms of agreements used thereunder.

(c) Subsection 2.2(c) of the Disclosure Schedule sets forth the capitalization of the Company immediately following the Initial Closing and the Note Conversion, including the number of shares of the following: (i) issued and outstanding Common Stock, including, with respect to restricted Common Stock, vesting schedule and repurchase price; (ii) granted stock options, including vesting schedule and exercise price; (iii) shares of Common Stock reserved for future award grants under the Stock Plan; (iv) each series of Preferred Stock; and (v) warrants or stock purchase rights, if any. Except for (A) the conversion privileges of the Shares to be issued under this Agreement, (B) the conversion privileges of the shares of Series B-1 Preferred Stock and Series B-2 Preferred Stock to be issued upon conversion of the Notes, (C) the rights provided in Section 4 of the Investors' Rights Agreement, and (D) the securities and rights described in Subsection 2.2(a)(ii) of this Agreement and Subsection 2.2(c) of the Disclosure Schedule, there are no outstanding options, warrants, rights (including conversion or preemptive rights and rights of first refusal or similar rights) or agreements, orally or in writing, to purchase or acquire from the Company any shares of Common Stock or Preferred Stock, or any securities convertible into or exchangeable for shares of Common Stock or Preferred Stock. All outstanding shares of the Company's Common Stock and all shares of the Company's Common Stock underlying outstanding options are subject to (i) a right of first refusal in favor of the Company upon any proposed transfer (other than transfers for estate planning purposes); and (ii) a lock-up or market standoff agreement of not less than one hundred eighty (180) days following the Company's initial public offering pursuant to a registration statement filed with the Securities and Exchange Commission under the Securities Act. The capitalization of the Company as set forth in Subsection 2.2(c) of the Disclosure Schedule accurately reflects, as of the Initial Closing, (i) the complete conversion and cancellation of all outstanding convertibles notes ever issued by the Company; (ii) all outstanding options, warrants or other derivative securities ever issued by the Company; and (iii) all redemptions or repurchases of shares of shareholders of the Company.

(d) Except as set forth in the Company's form of options award agreement, none of the Company's stock purchase agreements or stock option documents contains a provision for the acceleration of vesting (or lapse of a repurchase right) or other changes in the vesting provisions or other

terms of such agreement or understanding upon the occurrence of any event or combination of events, including without limitation in the case where the Company's Stock Plan is not assumed in an acquisition. The Company has never adjusted or amended the exercise price of any stock options previously awarded, whether through amendment, cancellation, replacement grant, repricing, or any other means. Except as set forth in the Restated Certificate, the Company has no obligation (contingent or otherwise) to purchase or redeem any of its capital stock.

(e) The Company believes in good faith that any "nonqualified deferred compensation plan" (as such term is defined under Section 409A(d)(1) of the Code and the guidance thereunder) under which the Company makes, is obligated to make or promises to make, payments (each, a "**409A Plan**") complies in all material respects, in both form and operation, with the requirements of Section 409A of the Code and the guidance thereunder. To the Company's knowledge, no payment to be made under any 409A Plan is, or will be, subject to the penalties of Section 409A(a)(1) of the Code.

(f) The Company has obtained valid waivers of any rights by other parties to purchase any of the Shares covered by this Agreement.

2.3 Subsidiaries. The Company does not currently own or control, directly or indirectly, any interest in any other corporation, partnership, trust, joint venture, limited liability company, association, or other business entity. The Company is not a participant in any joint venture, partnership or similar arrangement.

2.4 Authorization. All corporate action required to be taken by the Board and stockholders in order to authorize the Company to enter into the Transaction Agreements, and to issue the Shares at each Closing and the Common Stock issuable upon conversion of the Shares, has been taken or will be taken prior to the applicable Closing. All action on the part of the officers of the Company necessary for the execution and delivery of the Transaction Agreements, the performance of all obligations of the Company under the Transaction Agreements to be performed as of the applicable Closing, and the issuance and delivery of the Shares has been taken or will be taken prior to the applicable Closing. The Transaction Agreements, when executed and delivered by the Company, shall constitute valid and legally binding obligations of the Company, enforceable against the Company in accordance with their respective terms except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, or other laws of general application relating to or affecting the enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies, or (iii) to the extent the indemnification provisions contained in the Investors' Rights Agreement and the Indemnification Agreements may be limited by applicable federal or state securities laws.

2.5 Valid Issuance of Shares.

(a) The Shares, when issued, sold and delivered in accordance with the terms and for the consideration set forth in this Agreement, will be validly issued, fully paid and nonassessable and free of restrictions on transfer other than restrictions on transfer under the Transaction Agreements, applicable state and federal securities laws and liens or encumbrances created by or imposed by a Purchaser. Assuming the accuracy of the representations of the Purchasers in Section 3 of this Agreement and subject to the filings described in Subsection 2.6 below, the Shares will be issued in compliance with all applicable federal and state securities laws. The Common Stock issuable upon conversion of the Shares has been duly reserved for issuance, and upon issuance in accordance with the terms of the Restated Certificate, will be validly issued, fully paid and nonassessable and free of restrictions on transfer other than restrictions on transfer under the Transaction Agreements, applicable federal and state securities laws and liens or encumbrances created by or imposed by a Purchaser. Assuming the accuracy of the representations of the

Purchasers in Section 3 of this Agreement and in the Voting Agreement, the Common Stock issuable upon conversion of the Shares will be issued in compliance with all applicable federal and state securities laws.

(b) No bad actor disqualifying event described in Rule 506(d)(1)(i)–(viii) of the Securities Act (a "**Disqualification Event**") is applicable to the Company or, to the Company's knowledge, any Company Covered Person, except for a Disqualification Event as to which Rule 506(d)(2)(ii)–(iv) or (d)(3), is applicable.

2.6 Governmental Consents and Filings. Assuming the accuracy of the representations made by the Purchasers in Section 3 of this Agreement, no consent, approval, order or authorization of, or registration, qualification, designation, declaration or filing with, any federal, state or local governmental authority is required on the part of the Company in connection with the consummation of the transactions contemplated by this Agreement, except for (a) the filing of the Restated Certificate, which will have been filed as of the Initial Closing, and (b) filings pursuant to Regulation D promulgated under the Securities Act, and applicable state securities laws, which have been made or will be made in a timely manner.

2.7 Litigation. Except as set forth in Subsection 2.7 of the Disclosure Schedule, there is no claim, action, suit, proceeding, arbitration, complaint, charge or investigation pending, or to the Company's knowledge, currently threatened (a) against the Company, any officer or director of the Company or any Key Employee (in relation to any such natural Person, arising out of their employment of board relationship with the Company); (b) that questions the validity of the Transaction Agreements or the right of the Company to enter into them, or to consummate the transactions contemplated by the Transaction Agreements; or (c) that would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect. Neither the Company nor, to the Company's knowledge, any of its officers, directors or Key Employees is a party or is named as subject to the provisions of any order, writ, injunction, judgment or decree of any court or government agency or instrumentality (in the case of officers, directors or Key Employees, such as would affect the Company). There is no action, suit, proceeding or investigation by the Company pending or which the Company intends to initiate. The foregoing includes, without limitation, actions, suits, proceedings or investigations pending or threatened in writing (or any basis therefor known to the Company) involving the prior employment of any of the Company's employees, their services provided in connection with the Company's business, any information or techniques allegedly proprietary to any of their former employers or their obligations under any agreements with prior employers.

2.8 Intellectual Property.

(a) Except as set forth in Subsection 2.8 of the Disclosure Schedules, the Company owns or possesses or can acquire on commercially reasonable terms sufficient legal rights to all Company Intellectual Property without any known conflict with, or infringement of, the rights of others, including prior employees or consultants or academic or medical institutions with which any of them may be affiliated now or may have been affiliated in the past.

(b) No product or service marketed or sold (or proposed to be marketed or sold) by the Company violates or will violate any license or infringes or will infringe any intellectual property rights of any other party.

(c) Other than with respect to commercially available software products under standard end-user object code license agreements, there are no outstanding options, licenses, agreements, claims, encumbrances or shared ownership interests of any kind relating to the Company Intellectual Property, nor is the Company bound by or a party to any options, licenses or agreements of any kind with respect to the patents, trademarks, service marks, trade names, copyrights, trade secrets, licenses,

information, proprietary rights and processes of any other Person.

(d) The Company has not received any communications alleging that the Company has violated, or by conducting its business, would violate any of the patents, trademarks, service marks, tradenames, copyrights, trade secrets, mask works or other proprietary rights or processes of any other Person. The Company has obtained and possesses valid licenses to use all of the software programs present on the computers and other software-enabled electronic devices that it owns or leases or that it has otherwise provided to its employees for their use in connection with the Company's business. It will not be necessary to use any inventions of any of its employees or consultants (or Persons it currently intends to hire) made prior to their employment by the Company, including prior employees or consultants or academic or medical institutions with which any of them may be affiliated now or may have been affiliated in the past.

(e) Subsection 2.8(e) of the Disclosure Schedule lists all Company Intellectual Property, as well as its products.

(f) Except as set forth in Subsection 2.8(f) of the Disclosure Schedules, no government funding, facilities of a university, college, other educational institution or research center, or funding from third parties was used in the development of any Company Intellectual Property. No Person who was involved in, or who contributed to, the creation or development of any Company Intellectual Property, has performed services for the government, university, college, or other educational institution or research center in a manner that would affect Company's rights in the Company Intellectual Property.

(g) Each employee and consultant has assigned to the Company all intellectual property rights he or she owns that are related to the Company's business as now conducted and as presently proposed to be conducted and all intellectual property rights that he, she or it solely or jointly conceived, reduced to practice, developed or made during the period of his, her or its employment or consulting that (i) relate, at the time of conception, reduction to practice, development, or making of such intellectual property right, to the Company's business as then conducted or as then proposed to be conducted, (ii) were developed on any amount of the Company's time or with the use of any of the Company's equipment, supplies, facilities or information or (iii) resulted from the performance of services for the Company.

(h) The Company has not embedded, used or distributed any open source, copyleft or community source code (including but not limited to any libraries or code, software, technologies or other materials that are licensed or distributed under any General Public License, Lesser General Public License or similar license arrangement or other distribution model described by the Open Source Initiative at www.opensource.org, collectively "**Open Source Software**") in connection with any of its products or services that are generally available or in development in any manner that would materially restrict the ability of the Company to protect its proprietary interests in any such product or service or in any manner that requires, or purports to require (i) any Company Intellectual Property (other than the Open Source Software itself) be disclosed or distributed in source code form or be licensed for the purpose of making derivative works; (ii) any restriction on the consideration to be charged for the distribution of any Company Intellectual Property; (iii) the creation of any obligation for the Company with respect to Company Intellectual Property owned by the Company, or the grant to any third party of any rights or immunities under Company Intellectual Property owned by the Company; or (iv) any other limitation, restriction or condition on the right of the Company with respect to its use or distribution of any Company Intellectual Property.

(i) For purposes of this Section 2.8, the Company shall be deemed to have knowledge of a patent right if the Company has actual knowledge of the patent right or would be found to be on notice of such patent right as determined by reference to United States patent laws.

2.9 Compliance with Other Instruments. The Company is not in violation or default (a) of any provisions of its Restated Certificate or Bylaws, (b) of any instrument, judgment, order, writ or decree, (c) under any note, indenture or mortgage, or (d) under any lease, agreement, contract or purchase order to which it is a party or by which it is bound that is required to be listed on the Disclosure Schedule, I(e) of any provision of federal or state statute, rule or regulation applicable to the Company, the violation of which would have a Material Adverse Effect. The execution, delivery and performance of the Transaction Agreements and the consummation of the transactions contemplated by the Transaction Agreements will not result in any such violation or be in conflict with or constitute, with or without the passage of time and giving of notice, either (i) a default under any such provision, instrument, judgment, order, writ, decree, contract or agreement; or (ii) an event which results in the creation of any lien, charge or encumbrance upon any assets of the Company or the suspension, revocation, forfeiture, or nonrenewal of any material permit or license applicable to the Company.

2.10 Agreements; Actions.

(a) Except for the Transaction Agreements, and as set forth on Subsection 2.10(a) of the Disclosure Schedule, and following the Debt Conversion, there are no agreements, understandings, instruments, contracts or proposed transactions to which the Company is a party or by which it is bound that involve (i) obligations (contingent or otherwise) of, or payments to, the Company in excess of $50,000, (ii) the license of any patent, copyright, trademark, trade secret or other proprietary right to or from the Company, (iii) the grant of rights to manufacture, produce, assemble, license, market, or sell its products to any other Person that limit the Company's exclusive right to develop, manufacture, assemble, distribute, market or sell its products, or (iv) indemnification by the Company with respect to infringements of proprietary rights ((i) – (iv) collectively, the "**Material Contracts**"). The Company is not in material breach of or default under any Material Contract and, to the Company's knowledge, there is no current claim or threat that the Company is or has been in material breach of or default under any Material Contract. To the Company's knowledge, no other party to a Material Contract is in material default thereunder or in actual or anticipated material breach thereof. Each Material Contract is in full force and effect and is enforceable by the Company in accordance with its respective terms, except as may be limited by (x) applicable bankruptcy, insolvency, reorganization or other laws of general application relating to or affecting the enforcement of creditors' rights generally, or (y) the effect of rules of law governing the availability of equitable remedies.

(b) Except as set forth in Subsection 2.10(b) of the Disclosure Schedule, the Company has not (i) declared or paid any dividends, or authorized or made any distribution upon or with respect to any class or series of its capital stock, (ii) incurred any indebtedness for money borrowed or incurred any other liabilities individually in excess of $25,000 or in excess of $50,000 in the aggregate, (iii) made any loans or advances to any Person, other than ordinary advances for travel expenses, or (iv) sold, exchanged or otherwise disposed of any of its assets or rights, other than the sale of its inventory in the ordinary course of business.

(c) For the purposes of (a), (b) and (d) of this Subsection 2.10, all indebtedness, liabilities, agreements, understandings, instruments, contracts and proposed transactions involving the same Person (including Persons the Company has reason to believe are affiliated with each other) shall be aggregated for the purpose of meeting the individual minimum dollar amounts of such subsection.

(d) The Company is not a guarantor or indemnitor of any indebtedness of any other Person.

(e) Except as set forth in Subsection 2.10(e) of the Disclosure Schedule, the

Company has not engaged in the past three (3) months in any discussion with any representative of any Person regarding (i) a sale or exclusive license of all or substantially all of the Company's assets, or (ii) any merger, consolidation or other business combination transaction of the Company with or into another Person.

2.11 Certain Transactions.

(a) Except as set forth in Subsection 2.11(a) of the Disclosure Schedule, other than (i) standard employee benefits generally made available to all employees, (ii) standard director and officer indemnification agreements approved by the Board, and (iii) the purchase of shares of the Company's capital stock and the issuance of options to purchase shares of the Company's Common Stock, in each instance, approved in the written minutes of the Board (previously provided to the Purchasers or their counsel), there are no agreements, understandings or proposed transactions between the Company and any of its officers, directors, consultants or Key Employees, or any Affiliate thereof.

(b) Except as set forth in Subsection 2.11(b) of the Disclosure Schedule, as of the Closing Date and following the Debt Conversion, the Company is not indebted, directly or indirectly, to any of its directors, officers or employees or to their respective spouses or children or to any Affiliate of any of the foregoing, other than in connection with expenses or advances of expenses incurred in the ordinary course of business or employee relocation expenses and for other customary employee benefits made generally available to all employees. None of the Company's directors, officers or employees, or any members of their immediate families, or any Affiliate of the foregoing are, directly or indirectly, indebted to the Company or, except as set forth in Subsection 2.11(b) of the Disclosure Schedule, have any (i) material commercial, industrial, banking, consulting, legal, accounting, charitable or familial relationship with any of the Company's customers, suppliers, service providers, joint venture partners, licensees and competitors, (ii) direct or indirect ownership interest in any firm or corporation with which the Company is affiliated or with which the Company has a business relationship, or any firm or corporation which competes with the Company except that directors, officers, employees or stockholders of the Company may own stock in (but not exceeding two percent (2%) of the outstanding capital stock of) publicly traded companies that may compete with the Company; or (iii) financial interest in any material contract with the Company (other than the Notes).

2.12 Rights of Registration and Voting Rights. Except as provided in the Investors' Rights Agreement, the Company is not under any obligation to register under the Securities Act any of its currently outstanding securities or any securities issuable upon exercise or conversion of its currently outstanding securities. To the Company's knowledge, except as contemplated in the Voting Agreement, no stockholder of the Company has entered into any agreements with respect to the voting of capital shares of the Company.

2.13 Property. The property and assets that the Company owns are free and clear of all mortgages, deeds of trust, liens, loans and encumbrances, except for statutory liens for the payment of current taxes that are not yet delinquent and encumbrances and liens that arise in the ordinary course of business and do not materially impair the Company's ownership or use of such property or assets. With respect to the property and assets it leases, the Company is in compliance with such leases and, to the Company's knowledge, holds a valid leasehold interest free of any liens, claims or encumbrances other than those of the lessors of such property or assets. The Company does not own any real property.

2.14 Financial Statements. The Company has delivered to each Purchaser its audited financial statements as of December 31, 2020, its unaudited financial statements (including balance sheet, income statement and statement of cash flows) as of December 31, 2021 and its unaudited financial statements (including balance sheet, income statement and statement of cash flows) as of September 30,

2022 and for the nine (9) month period then ended (collectively, the "**Financial Statements**"). The Financial Statements have been prepared in accordance with generally accepted accounting principles ("**GAAP**") applied on a consistent basis throughout the periods indicated, except that the unaudited Financial Statements does not contain all footnotes required by GAAP or statement of cash flows. The Financial Statements fairly present in all material respects the financial condition and operating results of the Company as of the dates, and for the periods, indicated therein, subject in the case of the unaudited Financial Statements to normal year-end audit adjustments. Except as set forth in the Financial Statements, the Company has no material liabilities or obligations, contingent or otherwise, other than (i) liabilities incurred in the ordinary course of business subsequent to September 30, 2022; (ii) obligations under contracts and commitments incurred in the ordinary course of business; (iii) liabilities set forth on Subsection 2.14 of the Disclosure Schedule and (iv) liabilities and obligations of a type or nature not required under GAAP to be reflected in the Financial Statements, which, in all such cases, individually and in the aggregate would not have a Material Adverse Effect. The Company maintains and will continue to maintain a standard system of accounting established and administered in accordance with GAAP.

2.15 Changes. Except as set forth in Subsection 2.15 of the Disclosure Schedule or as contemplated by the Transaction Agreements (including the Debt Conversion), since September 30, 2022 there has not been:

(a) any change in the assets, liabilities, financial condition or operating results of the Company from that reflected in the Financial Statements, except changes in the ordinary course of business that have not caused, in the aggregate, a Material Adverse Effect;

(b) any damage, destruction or loss, whether or not covered by insurance, that would have a Material Adverse Effect;

(c) any waiver or compromise by the Company of a valuable right or of a material debt owed to it;

(d) any satisfaction or discharge of any lien, claim, or encumbrance or payment of any obligation by the Company, except in the ordinary course of business and the satisfaction or discharge of which would not have a Material Adverse Effect;

(e) any material change to a material contract or agreement by which the Company or any of its assets is bound or subject;

(f) any material change in any compensation arrangement or agreement with any employee, officer, director or stockholder;

(g) any resignation or termination of employment of any key employee, officer, executive-level employee (including division director and vice president-level positions), or employee or consultant who either alone or in concert with others develops, invents, programs or designs any Company Intellectual Property;

(h) any mortgage, pledge, transfer of a security interest in, or lien, created by the Company, with respect to any of its material properties or assets, except liens for taxes not yet due or payable and liens that arise in the ordinary course of business and do not materially impair the Company's ownership or use of such property or assets;

(i) any loans or guarantees made by the Company to or for the benefit of its employees, officers or directors, or any members of their immediate families, other than travel advances

and other advances made in the ordinary course of its business;

(j) any declaration, setting aside or payment or other distribution in respect of any of the Company's capital stock, or any direct or indirect redemption, purchase, or other acquisition of any of such stock by the Company;

(k) any sale, assignment or transfer of any Company Intellectual Property that could reasonably be expected to result in a Material Adverse Effect;

(l) receipt of notice that there has been a loss of, or material order cancellation by, any major customer of the Company;

(m) any other event or condition of any character, other than events affecting the economy or the Company's industry generally, that could reasonably be expected to result in a Material Adverse Effect; or

(n) any arrangement or commitment by the Company to do any of the things described in this Subsection 2.15.

2.16 Employee Matters.

(a) As of the date hereof, the Company employs seventeen (17) full-time employees and one (1) part-time employees. Subsection 2.16(a) of the Disclosure Schedule sets forth a detailed description of all compensation, including salary, bonus, severance obligations and deferred compensation paid or payable for each officer, employee, consultant and independent contractor of the Company who received compensation in excess of $50,000 for the fiscal year ended December 31, 2021 or is anticipated to receive compensation in excess of $50,000 for the fiscal year ending December 31, 2022.

(b) To the Company's knowledge, none of its employees is obligated under any contract (including licenses, covenants or commitments of any nature) or other agreement, or subject to any judgment, decree or order of any court or administrative agency, that would materially interfere with such employee's ability to promote the interest of the Company or that would conflict with the Company's business. Neither the execution or delivery of the Transaction Agreements, nor the carrying on of the Company's business by the employees of the Company, nor the conduct of the Company's business as now conducted and as presently proposed to be conducted, will, to the Company's knowledge, conflict with or result in a breach of the terms, conditions, or provisions of, or constitute a default under, any contract, covenant or instrument under which any such employee is now obligated.

(c) The Company is not delinquent in payments to any of its employees, consultants, or independent contractors for any wages, salaries, commissions, bonuses, or other direct compensation for any service performed for it prior to the date hereof or amounts required to be reimbursed to such employees, consultants or independent contractors. The Company has complied in all material respects with all applicable state and federal equal employment opportunity laws and with other laws related to employment, including those related to wages, hours, worker classification and collective bargaining. The Company has withheld and paid to the appropriate governmental entity or is holding for payment not yet due to such governmental entity all amounts required to be withheld from employees of the Company and is not liable for any arrears of wages, taxes, penalties or other sums for failure to comply with any of the foregoing.

(d) To the Company's knowledge, no Key Employee, officer, executive-level employee (including division director and vice president-level positions), or employee or consultant who

either alone or in concert with others develops, invents, programs or designs any Company Intellectual Property intends to terminate employment or its relationship with the Company or is otherwise likely to become unavailable to continue as employee or consultant of the Company, nor does the Company have a present intention to terminate the employment of any of the foregoing. The employment of each employee of the Company is terminable at the will of the Company. Except as set forth in Subsection 2.16(d) of the Disclosure Schedule or as required by law, upon termination of the employment of any such employees, no severance or other payments will become due. Except as set forth in Subsection 2.16(d) of the Disclosure Schedule, the Company has no policy, practice, plan or program of paying severance pay or any form of severance compensation in connection with the termination of employment services.

(e) Except as set forth in Subsection 2.16(e) of the Disclosure Schedule, the Company has not made any representations regarding equity incentives to any officer, employee, director or consultant that are inconsistent with the share amounts and terms set forth in the minutes of meetings of the Board.

(f) Subsection 2.16(f) of the Disclosure Schedule sets forth each employee benefit plan maintained, established or sponsored by the Company, or which the Company participates in or contributes to, which is subject to the Employee Retirement Income Security Act of 1974, as amended ("**ERISA**"). The Company has made all required contributions and has no liability to any such employee benefit plan, other than liability for health plan continuation coverage described in Part 6 of Title I(B) of ERISA, and has complied in all material respects with all applicable laws for any such employee benefit plan.

(g) Each former employee whose employment was terminated by the Company has entered into an agreement with the Company providing for the full release of any claims against the Company or any related party arising out of such employment.

(h) To the Company's knowledge, none of the Key Employee, officer, executive-level employee (including division director and vice president-level positions) or directors of the Company has been (a) subject to voluntary or involuntary petition under the federal bankruptcy laws or any state insolvency law or the appointment of a receiver, fiscal agent or similar officer by a court for his or her business or property; (b) convicted in a criminal proceeding or named as a subject of a pending criminal proceeding (excluding traffic violations and other minor offenses); (c) subject to any order, judgment or decree (not subsequently reversed, suspended, or vacated) of any court of competent jurisdiction permanently or temporarily enjoining him or her from engaging, or otherwise imposing limits or conditions on his or her engagement in any securities, investment advisory, banking, insurance, or other type of business or acting as an officer or director of a public company; or (d) found by a court of competent jurisdiction in a civil action or by the Securities and Exchange Commission or the Commodity Futures Trading Commission to have violated any federal or state securities, commodities, or unfair trade practices law, which such judgment or finding has not been subsequently reversed, suspended, or vacated.

2.17 Tax Returns and Payments. There are no federal, state, county, local or foreign taxes due and payable by the Company which have not been timely paid. There are no accrued and unpaid federal, state, country, local or foreign taxes of the Company which are due, whether or not assessed or disputed. Except as set forth in Subsection 2.17 of the Disclosure Schedule, there have been no examinations or audits of any tax returns or reports by any applicable federal, state, local or foreign governmental agency. The Company has duly and timely filed all federal, state, county, local and foreign tax returns required to have been filed by it and there are in effect no waivers of applicable statutes of limitations with respect to taxes for any year.

2.18 Insurance. The Company has in full force and effect the insurance policies set forth

on Subsection 2.18 of the Disclosure Schedule. Each of the insurance policies listed on Subsection 2.18 of the Disclosure Schedule are in full force and effect.

2.19 Employee Agreements. Except as set forth in Subsection 2.19 of the Disclosure Schedules, each current and former employee, consultant and officer of the Company has executed an agreement with the Company regarding confidentiality and proprietary information substantially in the form or forms delivered to the counsel for the Purchasers (the "**Confidential Information Agreements**"). No current or former key employee has excluded works or inventions from his or her assignment of inventions pursuant to such person's Confidential Information Agreement. Except as set forth in Subsection 2.19 of the Disclosure Schedules, each current and former employee has executed a non-competition and non-solicitation agreement substantially in the form or forms delivered to counsel for the Purchasers. To the Company's knowledge, no employee is in violation of any agreement covered by this Subsection 2.19.

2.20 Permits. The Company has all franchises, permits, licenses and any similar authority necessary for the conduct of its business, the lack of which could reasonably be expected to have a Material Adverse Effect. The Company is not in default in any material respect under any of such franchises, permits, licenses or other similar authority.

2.21 Corporate Documents. The Restated Certificate and Bylaws of the Company are in the form provided to the Purchasers. The Shareholders of the Company have executed the Closing Consent authorizing all actions of the Company prior to the date hereof.

2.22 Foreign Corrupt Practices Act. Neither the Company nor any of the Company's directors, officers, employees or agents have, directly or indirectly, made, offered, promised or authorized any payment or gift of any money or anything of value to or for the benefit of any foreign official (as such term is defined in the U.S. Foreign Corrupt Practices Act of 1977, as amended (the "**FCPA**")), foreign political party or official thereof or candidate for foreign political office for the purpose of (i) influencing any official act or decision of such official, party or candidate, (ii) inducing such official, party or candidate to use his, her or its influence to affect any act or decision of a foreign governmental authority, or (iii) securing any improper advantage, in the case of (i), (ii) and (iii) above in order to assist the Company or any of its affiliates in obtaining or retaining business for or with, or directing business to, any person. Neither the Company nor any of its directors, officers, employees or agents have made or authorized any bribe, rebate, payoff, influence payment, kickback or other unlawful payment of funds or received or retained any funds in violation of any law, rule or regulation. The Company further represents that it has maintained systems of internal controls (including, but not limited to, accounting systems, purchasing systems and billing systems) to ensure compliance with the FCPA or any other applicable anti-bribery or anti-corruption law. Neither the Company nor, to the Company's knowledge, any of its officers, directors or employees are the subject of any allegation, voluntary disclosure, investigation, prosecution or other enforcement action related to the FCPA or any other anti-corruption law (collectively, "**Enforcement Action**").

2.23 Data Privacy. In connection with its collection, storage, transfer (including, without limitation, any transfer across national borders) and/or use of any personally identifiable information from any individuals, including, without limitation, any customers, prospective customers, employees and/or other third parties (collectively "**Personal Information**"), to the Company's knowledge, the Company is and has been in compliance with all applicable laws in all relevant jurisdictions, the Company's privacy policies and the requirements of any contract or codes of conduct to which the Company is a party. The Company has commercially reasonable physical, technical, organizational and administrative security measures and policies in place to protect all Personal Information collected by it or on its behalf from and against unauthorized access, use and/or disclosure. To the extent the Company maintains or transmits protected health information, as defined under 45 C.F.R. § 160.103, the Company is in compliance

with the applicable requirements of the Health Insurance Portability and Accountability Act of 1996, as amended by the Health Information Technology for Economic and Clinical Health Act, including all rules and regulations promulgated thereunder. The Company is and has been in compliance in all material respects with all laws relating to data loss, theft, and breach of security notification obligations.

2.24 Export Control Laws. The Company has conducted all export transactions in accordance with applicable provisions of United States export control laws and regulations, including the Export Administration Regulations, the International Traffic in Arms Regulations, the regulations administered by the Office of Foreign Assets Control of the U.S. Treasury Department, and the export control laws and regulations of any other applicable jurisdiction. Without limiting the foregoing: (a) the Company has obtained all export licenses and other approvals, timely filed all required filings and has assigned the appropriate export classifications to all products, in each case as required for its exports of products, software and technologies from the United States and any other applicable jurisdiction; (b) the Company is in compliance with the terms of all applicable export licenses, classifications, filing requirements or other approvals; (c) there are no pending or threatened claims against the Company with respect to such exports, classifications, required filings or other approvals; (d) there are no pending investigations related to the Company's exports; and (e) there are no actions, conditions, or circumstances pertaining to the Company's export transactions that would reasonably be expected to give rise to any material future claims.

2.25 Preclinical Development and Clinical Trials. The studies, tests, preclinical development and clinical trials, if any, conducted by or on behalf of the Company are being conducted in all material respects in accordance with experimental protocols, procedures and controls pursuant to accepted professional and scientific standards for products or product candidates comparable to those being developed by the Company and all applicable laws and regulations, including the Federal Food, Drug, and Cosmetic Act and 21 C.F.R. parts 50, 54, 56, 58, 312, and 812. The Company is not aware of any studies, tests, development or trials the results of which reasonably call into question the results of the studies, tests, development and trials conducted by or on behalf of the Company, and the Company has not received any notices or correspondence from the U.S. Food and Drug Administration (the "**FDA**") or any other Governmental Entity or any Institutional Review Board or comparable authority requiring the termination, suspension or material modification of any studies, tests, preclinical development or clinical trials conducted by or on behalf of the Company.

2.26 FDA Approvals. The Company possesses all permits, licenses, registrations, certificates, authorizations, orders and approvals from the appropriate federal, state or foreign regulatory authorities necessary to conduct its business, including all such permits, licenses, registrations, certificates, authorizations, orders and approvals required by the FDA or any other federal, state or foreign agencies or bodies engaged in the regulation of drugs, pharmaceuticals, medical devices or biohazardous materials. The Company has not received any notice of proceedings relating to the suspension, modification, revocation or cancellation of any such permit, license, registration, certificate, authorization, order or approval. Neither the Company nor, to the Company's knowledge, any officer, employee or agent of the Company has been convicted of any crime or engaged in any conduct that has previously caused or would reasonably be expected to result in (A) disqualification or debarment by the FDA under 21 U.S.C. Sections 335(a) or (b), or any similar law, rule or regulation of any other Governmental Entities, (B) debarment, suspension, or exclusion under any Federal Healthcare Programs or by the General Services Administration, or (C) exclusion under 42 U.S.C. Section 1320a-7 or any similar law, rule or regulation of any Governmental Entities. Neither the Company nor any of its officers, employees, or to the Company's knowledge, any of its contractors or agents is the subject of any pending or threatened investigation by the FDA pursuant to its "Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities" policy as stated at 56 Fed. Reg. 46191 (September 10, 1991) (the "**FDA Application Integrity Policy**") and any amendments thereto, or by any other similar Governmental Entity pursuant to any similar policy. Neither the Company nor any

of its officers, employees, contractors, and agents has committed any act, made any statement or failed to make any statement that would reasonably be expected to provide a basis for the FDA to invoke the FDA Application Integrity Policy or for any similar governmental entity to invoke a similar policy. Neither the Company nor any of its officers, employees, or to the Company's knowledge, any of its contractors or agents has made any materially false statements on, or material omissions from, any notifications, applications, approvals, reports and other submissions to the FDA or any similar governmental entity.

2.27 FDA Regulation. The Company is and has been in compliance with all applicable laws administered or issued by the FDA or any similar governmental entity, including the Federal Food, Drug, and Cosmetic Act and all other Laws regarding developing, testing, manufacturing, marketing, distributing or promoting the products of the Company, or complaint handling or adverse event reporting.

2.28 No Broker. No broker, finder, investment banker or any other Person who has been retained by or is authorized to act on behalf of the Company, is entitled to any brokerage, finder's or other fee or commission in connection with the transactions described herein or contemplated hereby.

2.29 Environmental and Safety Laws. Except as could not reasonably be expected to have a Material Adverse Effect, (a) the Company is and has been in compliance with all Environmental Laws; and (b) there has been no release or to the Company's knowledge threatened release of any pollutant, contaminant or toxic or hazardous material, substance or waste or petroleum or any fraction thereof (each a "**Hazardous Substance**"), on, upon, into or from any site currently or heretofore owned, leased or otherwise used by the Company. For purposes of this Subsection 2.29, "**Environmental Laws**" means any law, regulation, or other applicable requirement relating to (i) releases or threatened release of Hazardous Substance; (ii) pollution or protection of employee health or safety, public health or the environment; or (iii) the manufacture, handling, transport, use, treatment, storage, or disposal of Hazardous Substances.

3. Representations and Warranties of the Purchasers. Each Purchaser hereby represents and warrants to the Company, severally and not jointly, that:

3.1 Authorization. The Purchaser has full power and authority to enter into the Transaction Agreements. The Transaction Agreements to which the Purchaser is a party, when executed and delivered by the Purchaser, will constitute valid and legally binding obligations of the Purchaser, enforceable against such Purchaser in accordance with their terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance and any other laws of general application affecting enforcement of creditors' rights generally, and as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies, or (b) to the extent the indemnification provisions contained in the Investors' Rights Agreement may be limited by applicable federal or state securities laws.

3.2 Purchase Entirely for Own Account. This Agreement is made with the Purchaser in reliance upon the Purchaser's representation to the Company, which by the Purchaser's execution of this Agreement, the Purchaser hereby confirms, that the Shares to be acquired by the Purchaser will be acquired for investment for the Purchaser's own account, not as a nominee or agent, and not with a view to the resale or distribution of any part thereof, and that the Purchaser has no present intention of selling, granting any participation in, or otherwise distributing the same. By executing this Agreement, the Purchaser further represents that the Purchaser does not presently have any contract, undertaking, agreement or arrangement with any Person to sell, transfer or grant participations to such Person or to any third Person, with respect to any of the Shares. The Purchaser has not been formed for the specific purpose of acquiring the Shares.

3.3 Disclosure of Information. The Purchaser has had an opportunity to discuss the Company's business, management, financial affairs and the terms and conditions of the offering of the

Shares with the Company's management and has had an opportunity to review the Company's facilities. The foregoing, however, does not limit or modify the representations and warranties of the Company in Section 2 of this Agreement or the right of the Purchasers to rely thereon.

3.4 Restricted Securities. The Purchaser understands that the Shares have not been, and will not be, registered under the Securities Act, by reason of a specific exemption from the registration provisions of the Securities Act which depends upon, among other things, the bona fide nature of the investment intent and the accuracy of the Purchaser's representations as expressed herein. The Purchaser understands that the Shares are "restricted securities" under applicable U.S. federal and state securities laws and that, pursuant to these laws, the Purchaser must hold the Shares indefinitely unless they are registered with the Securities and Exchange Commission and qualified by state authorities, or an exemption from such registration and qualification requirements is available. The Purchaser acknowledges that the Company has no obligation to register or qualify the Shares, or the Common Stock into which it may be converted, for resale except as set forth in the Investors' Rights Agreement. The Purchaser further acknowledges that if an exemption from registration or qualification is available, it may be conditioned on various requirements including, but not limited to, the time and manner of sale, the holding period for the Shares, and on requirements relating to the Company which are outside of the Purchaser's control, and which the Company is under no obligation and may not be able to satisfy.

3.5 No Public Market. The Purchaser understands that no public market now exists for the Shares, and that the Company has made no assurances that a public market will ever exist for the Shares.

3.6 Legends. The Purchaser understands that the Shares and any securities issued in respect of or exchange for the Shares, may be notated with one or all of the following legends:

"THE SHARES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AND HAVE BEEN ACQUIRED FOR INVESTMENT AND NOT WITH A VIEW TO, OR IN CONNECTION WITH, THE SALE OR DISTRIBUTION THEREOF. NO SUCH TRANSFER MAY BE EFFECTED WITHOUT AN EFFECTIVE REGISTRATION STATEMENT RELATED THERETO OR AN OPINION OF COUNSEL IN A FORM SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED UNDER THE SECURITIES ACT OF 1933."

(a) Any legend set forth in, or required by, the other Transaction Agreements.

(b) Any legend required by the securities laws of any state to the extent such laws are applicable to the Shares represented by the certificate, instrument, or book entry so legended.

3.7 Accredited Investor. The Purchaser is an accredited investor as defined in Rule 501(a) of Regulation D promulgated under the Securities Act.

3.8 Foreign Investors. If the Purchaser is not a United States person (as defined by Section 7701(a)(30) of the Code), the Purchaser hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Shares or any use of this Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Shares, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Shares. The Purchaser's subscription and payment for and continued beneficial ownership of the Shares will not violate any applicable securities or other laws of the Purchaser's jurisdiction.

3.9 No General Solicitation. Neither the Purchaser, nor any of its officers, directors, employees, agents, stockholders or partners has either directly or indirectly, including, through a broker or finder (a) engaged in any general solicitation, or (b) published any advertisement in connection with the offer and sale of the Shares.

3.10 Exculpation Among Purchasers. The Purchaser acknowledges that it is not relying upon any Person, other than the Company and its officers and directors, in making its investment or decision to invest in the Company. The Purchaser agrees that neither any Purchaser nor the respective controlling Person, officers, directors, partners, agents, or employees of any Purchaser shall be liable to any other Purchaser for any action heretofore taken or omitted to be taken by any of them in connection with the purchase of the Shares.

3.11 Residence. If the Purchaser is an individual, then the Purchaser resides in the state or province identified in the address of the Purchaser set forth on Exhibit A. If the Purchaser is a partnership, corporation, limited liability company, or other entity, then the office or offices of the Purchaser in which its principal place of business is located is in the state or province identified in the address or addresses of the Purchaser set forth on Exhibit A.

3.12 Disqualified Person.

(a) The Purchaser has not been convicted, within ten years prior to the date of the applicable Closing, of any felony or misdemeanor: (i) in connection with the purchase or sale of any security; (ii) involving the making of any false filing with the SEC; or (iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser or paid solicitor of purchasers of securities;

(b) The Purchaser is not subject to an order, judgment or decree of a court of competent jurisdiction, entered within five years before the date of the applicable Closing, that restrains or enjoins the Purchaser from engaging or continuing to engage in any conduct or practice: (i) in connection with the purchase or sale of any security; (ii) involving the making of any false filing with the SEC; or (iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser or paid solicitor of purchasers of securities;

(c) The Purchaser is not subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations, or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; or the National Credit Union Administration that: (i) bars Purchaser from: (A) association with an entity regulated by such commission, authority, agency, or officer; (B) engaging in the business of securities, insurance or banking; or (C) engaging in savings association or credit union activities; or (D) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative, or deceptive conduct entered within ten years before the date of the applicable Closing;

(d) The Purchaser is not subject to an order of the SEC entered pursuant to Section 15(b) or 15B(c) of the Securities Exchange Act of 1934 as amended or Section 203(e) or (f) of the Investment Advisers Act of 1940, as amended, that: (i) suspends or revokes Purchaser's registration as a broker, dealer, municipal securities dealer or investment adviser; (ii) places limitations on the activities, functions or operations of Purchaser; or (iii) bars Purchaser from being associated with any entity or from participating in the offering of any penny stock;

(e) The Purchaser has not been suspended or expelled from membership in,

or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade;

(f) The Purchaser has not filed (as a registrant or issuer), nor was named as an underwriter in, any registration statement or Regulation A offering statement filed with the SEC that, within five years of the date of the applicable Closing, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is presently the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued; and

(g) The Purchaser is not subject to a United States Postal Service false representation order entered within five years of today, or is presently subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations.

3.13 No Broker. No broker, finder, investment banker or any other Person who has been retained by or is authorized to act on behalf of the Purchaser, is entitled to any brokerage, finder's or other fee or commission in connection with the transactions described herein or contemplated hereby.

4. Conditions to the Purchasers' Obligations at Closing. The obligations of each Purchaser to purchase Shares at the Initial Closing or any subsequent Closing are subject to the fulfillment, on or before such Closing, of each of the following conditions, unless otherwise waived:

4.1 Representations and Warranties. The representations and warranties of the Company contained in Section 2 shall be true and correct in all material respects, in each case, except to the extent such representations and warranties refer to a specific date, as of such Closing.

4.2 Performance. The Company shall have performed and complied in all material respects with all covenants, agreements, obligations and conditions contained in this Agreement that are required to be performed or complied with by the Company on or before such Closing.

4.3 Compliance Certificate. The Chief Executive Officer of the Company shall deliver to the Purchasers at such Closing a certificate certifying that the conditions specified in Subsections 4.1 and 4.2 have been fulfilled.

4.4 Qualifications. All authorizations, approvals or permits, if any, of any governmental authority or regulatory body of the United States or of any state that are required in connection with the lawful issuance and sale of the Shares pursuant to this Agreement shall be obtained and effective as of such Closing.

4.5 Board of Directors. As of the Initial Closing, the authorized size of the Board shall be five (5) members, and the Board shall be comprised of: R. Chad McClennan, Mark Glasgold, Gregory Moran, John Walker (as the Series A Director) and Christine Li Shuling (as the Series B Director).

4.6 Indemnification Agreement. The Company shall have executed and delivered the Indemnification Agreements.

4.7 Investors' Rights Agreement. The Company, each Purchaser (except where the Purchaser is relying upon this condition to excuse such Purchaser's performance hereunder and the other stockholders of the Company named as party thereto) and the other stockholders of the Company named as

party thereto shall have executed and delivered the Investors' Rights Agreement.

4.8 Right of First Refusal and Co-Sale Agreement. The Company, each Purchaser (except where the Purchaser is relying upon this condition to excuse such Purchaser's performance hereunder), and the other stockholders of the Company named as parties thereto shall have executed and delivered the Right of First Refusal and Co-Sale Agreement.

4.9 Voting Agreement. The Company, each Purchaser (except where the Purchaser is relying upon this condition to excuse such Purchaser's performance hereunder), and the other stockholders of the Company named as parties thereto shall have executed and delivered the Voting Agreement.

4.10 Restated Certificate. The Company shall have filed the Restated Certificate with the Secretary of State of Delaware on or prior to the Closing, which shall continue to be in full force and effect as of the Closing.

4.11 Secretary's Certificate. The Secretary of the Company shall have delivered to the Purchasers at the Closing a certificate certifying (i) the Bylaws of the Company, (ii) resolutions of the Board approving the Transaction Agreements and the transactions contemplated under the Transaction Agreements, and (iii) the Closing Consent.

4.12 Proceedings and Documents. All corporate and other proceedings in connection with the transactions contemplated at each Closing and all documents incident thereto shall be reasonably satisfactory in form and substance to each Purchaser, and each Purchaser (or its counsel) shall have received all such counterpart original and certified or other copies of such documents as reasonably requested. Such documents may include good standing certificates.

4.13 Side Letter. The Company shall have executed and delivered the Side Letter.

4.14 Preemptive Rights. The Company shall have fully satisfied (including with respect to rights of timely notification) or obtained enforceable waivers in respect of any preemptive or similar rights directly or indirectly affecting any of its securities.

4.15 Opinion of Company Counsel. The Purchasers shall have received from Croke Fairchild Duarte & Beres LLC, counsel for the Company, an opinion, dated as of the Initial Closing, in substantially the form of Exhibit I attached to this Agreement.

5. Conditions of the Company's Obligations at Closing. The obligations of the Company to sell Shares to the Purchasers at the Initial Closing or any subsequent Closing are subject to the fulfillment, on or before the Closing, of each of the following conditions, unless otherwise waived:

5.1 Representations and Warranties. The representations and warranties of each Purchaser contained in Section 3 shall be true and correct in all material respects as of such Closing.

5.2 Performance. The Purchasers shall have performed and complied in all material respects with all covenants, agreements, obligations and conditions contained in this Agreement that are required to be performed or complied with by them on or before such Closing.

5.3 Qualifications. All authorizations, approvals or permits, if any, of any governmental authority or regulatory body of the United States or of any state that are required in connection with the lawful issuance and sale of the Shares pursuant to this Agreement shall be obtained and effective as of the Closing.

5.4 Investors' Rights Agreement. Each Purchaser shall have executed and delivered the Investors' Rights Agreement.

5.5 Right of First Refusal and Co-Sale Agreement. Each Purchaser and the other stockholders of the Company named as parties thereto shall have executed and delivered the Right of First Refusal and Co-Sale Agreement.

5.6 Voting Agreement. Each Purchaser and the other stockholders of the Company named as parties thereto shall have executed and delivered the Voting Agreement.

6. Miscellaneous.

6.1 Survival. The representations, warranties, covenants and agreements of the Company and the Purchasers contained in or made pursuant to this Agreement shall survive the execution and delivery of this Agreement and the Closing indefinitely and shall in no way be affected by any investigation or knowledge of the subject matter thereof made by or on behalf of the Purchasers or the Company.

6.2 Successors and Assigns. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the parties. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

6.3 Governing Law. This Agreement shall be governed by the internal law of the State of Delaware without regard to conflict of law principles that would result in the application of any law other than the law of the State of Delaware.

6.4 Counterparts. This Agreement may be executed in two (2) or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Counterparts may be delivered via electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, *e.g.*, www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

6.5 Titles and Subtitles. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

6.6 Notices. All notices and other communications given or made pursuant to this Agreement shall be in writing and shall be deemed effectively given upon the earlier of actual receipt, or (a) personal delivery to the party to be notified, (b) when sent, if sent by electronic mail during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient's next business day, (c) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one (1) business day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt. All communications shall be sent to the respective parties at their address as set forth on the signature page, or to such e-mail address or address as subsequently modified by written notice given in accordance with this Subsection 7.6. If notice is given to the Lead Purchaser, a copy (which shall not constitute notice) shall also be sent to O'Melveny & Myers LLP, 400 South Hope Street, 18th Floor, Los Angeles, CA 90071, Attention: Scott Sugino.

6.7 No Finder's Fees. Each party represents that it neither is nor will be obligated for any finder's fee or commission in connection with this transaction. Each Purchaser agrees to indemnify and to hold harmless the Company from any liability for any commission or compensation in the nature of a finder's or broker's fee arising out of this transaction (and the costs and expenses of defending against such liability or asserted liability) for which each Purchaser or any of its officers, employees or representatives is responsible. The Company agrees to indemnify and hold harmless each Purchaser from any liability for any commission or compensation in the nature of a finder's or broker's fee arising out of this transaction (and the costs and expenses of defending against such liability or asserted liability) for which the Company or any of its officers, employees or representatives is responsible.

6.8 Fees and Expenses. At the Closing, the Company shall pay all the fees and expenses of O'Melveny & Myers LLP, counsel for Lead Purchaser, in an amount not to exceed, in the aggregate, $25,000.

6.9 Attorneys' Fees. If any action at law or in equity (including, arbitration) is necessary to enforce or interpret the terms of any of the Transaction Agreements, the prevailing party shall be entitled to reasonable attorneys' fees, costs and necessary disbursements in addition to any other relief to which such party may be entitled.

6.10 Amendments and Waivers. Except as set forth in Subsection 1.3(a) of this Agreement, any term of this Agreement may be amended, terminated or waived only with the written consent of the Company and the holders of at least a majority of the then-outstanding Shares, including the approval of the Lead Purchaser. Any amendment or waiver effected in accordance with this Subsection 7.10 shall be binding upon the Purchasers and each transferee of the Shares (or the Common Stock issuable upon conversion thereof), each future holder of all such securities, and the Company.

6.11 Severability. The invalidity or unenforceability of any provision hereof shall in no way affect the validity or enforceability of any other provision.

6.12 Delays or Omissions. No delay or omission to exercise any right, power or remedy accruing to any party under this Agreement, upon any breach or default of any other party under this Agreement, shall impair any such right, power or remedy of such non-breaching or non-defaulting party nor shall it be construed to be a waiver of any such breach or default, or an acquiescence therein, or of or in any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. Any waiver, permit, consent or approval of any kind or character on the part of any party of any breach or default under this Agreement, or any waiver on the part of any party of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing. All remedies, either under this Agreement or by law or otherwise afforded to any party, shall be cumulative and not alternative.

6.13 Entire Agreement. This Agreement (including the Exhibits hereto), the Restated Certificate and the other Transaction Agreements constitute the full and entire understanding and agreement between the parties with respect to the subject matter hereof, and any other written or oral agreement relating to the subject matter hereof existing between the parties are expressly canceled.

6.14 Dispute Resolution. The parties (a) hereby irrevocably and unconditionally submit to the jurisdiction of the state courts of the State of Delaware, including the Delaware Court of Chancery in and for New Castle County, for the purpose of any suit, action or other proceeding arising out of or based upon this Agreement, and (b) agree not to commence any suit, action or other proceeding arising out of or based upon this Agreement except in such courts.

EACH PARTY HEREBY WAIVES ITS RIGHTS TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF THIS AGREEMENT, THE OTHER TRANSACTION DOCUMENTS, THE SECURITIES OR THE SUBJECT MATTER HEREOF OR THEREOF. THE SCOPE OF THIS WAIVER IS INTENDED TO BE ALL-ENCOMPASSING OF ANY AND ALL DISPUTES THAT MAY BE FILED IN ANY COURT AND THAT RELATE TO THE SUBJECT MATTER OF THIS TRANSACTION, INCLUDING, WITHOUT LIMITATION, CONTRACT CLAIMS, TORT CLAIMS (INCLUDING NEGLIGENCE), BREACH OF DUTY CLAIMS, AND ALL OTHER COMMON LAW AND STATUTORY CLAIMS. THIS SECTION HAS BEEN FULLY DISCUSSED BY EACH OF THE PARTIES HERETO AND THESE PROVISIONS WILL NOT BE SUBJECT TO ANY EXCEPTIONS. EACH PARTY HERETO HEREBY FURTHER WARRANTS AND REPRESENTS THAT SUCH PARTY HAS REVIEWED THIS WAIVER WITH ITS LEGAL COUNSEL, AND THAT SUCH PARTY KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL.

6.15 No Commitment for Additional Financing. The Company acknowledges and agrees that no Purchaser has made any representation, undertaking, commitment or agreement to provide or assist the Company in obtaining any financing, investment or other assistance, other than the purchase of the Shares as set forth herein and subject to the conditions set forth herein. In addition, the Company acknowledges and agrees that (i) no statements, whether written or oral, made by any Purchaser or its representatives on or after the date of this Agreement shall create an obligation, commitment or agreement to provide or assist the Company in obtaining any financing or investment, (ii) the Company shall not rely on any such statement by any Purchaser or its representatives, and (iii) an obligation, commitment or agreement to provide or assist the Company in obtaining any financing or investment may only be created by a written agreement, signed by such Purchaser and the Company, setting forth the terms and conditions of such financing or investment and stating that the parties intend for such writing to be a binding obligation or agreement. Each Purchaser shall have the right, in its sole and absolute discretion, to refuse or decline to participate in any other financing of or investment in the Company, and shall have no obligation to assist or cooperate with the Company in obtaining any financing, investment or other assistance.

[Signatures begin on following page]

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

COMPANY:

KOIOS MEDICAL, INC.

DocuSigned by:
By: Chad McClennan
C2AAFC43D10648B
Name: R. Chad McClennan
Title: Chief Executive Officer

Address:

242 W 38th Street, 14th Floor

New York, NY 10018

PURCHASERS:

MITSUI & CO., LTD

By: ______________________________

Name: Tomo Nagahiro

Title: General Manager, Strategic Planning Department, Wellness Business Unit, Mitsui&Co., Ltd.

<u>**EXHIBITS**</u>

<u>Exhibit A</u> -	**SCHEDULE OF PURCHASERS**
<u>Exhibit B</u> -	**FORM OF AMENDED AND RESTATED CERTIFICATE OF INCORPORATION**
<u>Exhibit C</u> -	**FORM OF INDEMNIFICATION AGREEMENT**
<u>Exhibit D</u> -	**FORM OF INVESTORS' RIGHTS AGREEMENT**
<u>Exhibit E</u> -	**FORM OF RIGHT OF FIRST REFUSAL AND CO-SALE AGREEMENT**
<u>Exhibit F</u> -	**FORM OF VOTING AGREEMENT**
<u>Exhibit G</u> -	**FORM OF SIDE LETTER AGREEMENT**
<u>Exhibit H</u> -	**DISCLOSURE SCHEDULE**
Exhibit I -	**FORM OF LEGAL OPINION**

EXHIBIT A.

SCHEDULE OF PURCHASERS

Purchaser	**Shares of Series B-3 Preferred Stock**	**Purchase Amount**
Mitsui & Co., Ltd. Address: 2-1, Otemachi 1-chome, Chiyoda-ku, Tokyo 100-8631, Japan	1,994,626	$7,999,996.43

EXHIBIT B

FORM OF AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

THIRD AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF
KOIOS MEDICAL, INC.

(Pursuant to Sections 242 and 245 of the
General Corporation Law of the State of Delaware)

Koios Medical, Inc., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "**General Corporation Law**"),

DOES HEREBY CERTIFY:

1. That the name of this corporation is Koios Medical, Inc., and that this corporation filed its original Certificate of Incorporation with the Secretary of State of the State of Delaware on April 6, 2011 under the name Clearview Diagnostics, Inc. An Amended and Restated Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on April 26, 2018, amending among other things the name of the corporation. A Second Amended and Restated Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on December 28, 2018. A first amendment to the Second Amended and Restated Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on February 13, 2020. A second amendment to the Second Amended and Restated Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on February 13, 2020.

2. That the Board of Directors duly adopted resolutions proposing to amend and restate the Certificate of Incorporation of this corporation, declaring said amendment and restatement to be advisable and in the best interests of this corporation and its stockholders, and authorizing the appropriate officers of this corporation to solicit the consent of the stockholders therefor, which resolution setting forth the proposed amendment and restatement is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended and restated in its entirety to read as follows:

FIRST: The name of this corporation is Koios Medical, Inc. (the "**Corporation**").

SECOND: The address of the registered office of the Corporation in the State of Delaware is 1209 Orange Street, in the City of Wilmington, County of New Castle 19801. The name of its registered agent at such address is The Corporation Trust Company.

THIRD: The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law.

FOURTH: The total number of shares of all classes of stock which the Corporation shall have authority to issue is 31,773,209, consisting of (i) 20,000,000 shares of Common Stock, $0.00001 par value per share ("**Common Stock**") and (ii) 11,773,209 shares of Preferred Stock, $0.00001 par value per share ("**Preferred Stock**").

The following is a statement of the designations and the powers, privileges and rights, and the qualifications, limitations or restrictions thereof in respect of each class of capital stock of the Corporation.

A. COMMON STOCK

1. General. The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers and preferences of the holders of the Preferred Stock set forth herein.

2. Voting. The holders of the Common Stock are entitled to one (1) vote for each share of Common Stock held at all meetings of stockholders (and written actions in lieu of meetings); provided, however, that, except as otherwise required by law, holders of Common Stock, as such, shall not be entitled to vote on any amendment to this Third Amended and Restated Certificate of Incorporation (this "**Amended and Restated Certificate of Incorporation**") that relates solely to the terms of one (1) or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one (1) or more other such series, to vote thereon pursuant to this Amended and Restated Certificate of Incorporation or pursuant to the General Corporation Law. There shall be no cumulative voting. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of one (1) or more series of Preferred Stock that may be required by the terms of this Amended and Restated Certificate of Incorporation) the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.

B. PREFERRED STOCK

6,333,209 of the authorized shares of Preferred Stock of the Corporation are hereby designated as Series A Participating Preferred Stock ("**Series A Preferred Stock**"), 1,200,000 of the authorized shares of Preferred Stock are hereby designated as Series B-1 Preferred Stock ("**Series B-1 Preferred Stock**"), 1,200,000 of the authorized shares of Preferred Stock are hereby designated as Series B-2 Preferred Stock ("**Series B-2 Preferred Stock**") and 3,000,000 of the authorized shares of Preferred Stock are hereby designated as Series B-3 Preferred Stock ("**Series B-3 Preferred Stock**", and, together with the Series B-1 Preferred Stock and Series B-2 Preferred Stock, the "**Series B Preferred Stock**"), each with the rights, preferences, powers, privileges and restrictions, qualifications and limitations and other matters relating to the Preferred Stock are set forth below. References to "Preferred Stock" mean the Series A Preferred Stock and the Series B Preferred Stock. Unless otherwise indicated, references to "Sections" in this Part B of this Article Fourth refer to sections of Part B of this Article Fourth.

1. Dividends.

The Corporation shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Corporation unless (in addition to the obtaining of any consents required elsewhere in this Amended and Restated Certificate of Incorporation) the

holders of the Preferred Stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Preferred Stock in an amount at least equal to (i) in the case of a dividend on Common Stock or any class or series that is convertible into Common Stock, that dividend per share of Preferred Stock as would equal the product of (A) the dividend payable on each share of such class or series determined, if applicable, as if all shares of such class or series had been converted into Common Stock and (B) the number of shares of Common Stock issuable upon conversion of a share of Preferred Stock, in each case calculated on the record date for determination of holders entitled to receive such dividend or (ii) in the case of a dividend on any class or series that is not convertible into Common Stock, at a rate per share of Preferred Stock determined by (A) dividing the amount of the dividend payable on each share of such class or series of capital stock by the original issuance price of such class or series of capital stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to such class or series) and (B) multiplying such fraction by an amount equal to the applicable Original Issue Price (as defined below); provided that, if the Corporation declares, pays or sets aside, on the same date, a dividend on shares of more than one (1) class or series of capital stock of the Corporation, the dividend payable to the holders of Preferred Stock pursuant to this Section 1 shall be calculated based upon the dividend on the class or series of capital stock that would result in the highest Preferred Stock dividend. The "**Series A Original Issue Price**" shall mean $2.97822754 per share, subject to appropriate adjustment in the event of any stock dividend stock split, combination or any other similar recapitalization with respect to the Series A Preferred Stock. The "**Series B-1 Original Issue Price**" shall mean $3.20862013 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series B Preferred Stock. The "**Series B-2 Original Issue Price**" shall mean $3.00808137 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series B Preferred Stock. The "**Series B-3 Original Issue Price**" shall mean $4.01077517 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series B Preferred Stock. The "**applicable Original Issue Price**" shall refer to the Series A Original Issue Price with respect to the Series A Preferred Stock, the Series B-1 Original Issue Price with respect to the Series B-1 Preferred Stock, the Series B-2 Original Issue Price with respect to the Series B-2 Preferred Stock and the Series B-3 Original Issue Price with respect to the Series B-3 Preferred Stock.

2. Liquidation, Dissolution or Winding Up; Certain Mergers, Consolidations and Asset Sales.

2.1 Preferential Payments to Holders of Series B Preferred Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the holders of shares of Series B Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders, and in the event of a Deemed Liquidation Event (as defined below), the holders of shares of Series B Preferred Stock then outstanding shall be entitled to be paid out of the consideration payable to stockholders in such Deemed Liquidation Event or out of the Available Proceeds (as defined below), as applicable, before any payment shall be made to the holders of Series A Preferred Stock or Common Stock (or any other class or series of capital stock of the Corporation) by reason of their ownership thereof, an amount per share equal to 1.0x times the applicable Series B Original Issue Price, plus

any dividends declared but unpaid thereon (the amount payable pursuant to this sentence is hereinafter referred to as the "**Series B Liquidation Preference Amount**"). If upon any such liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the holders of shares of Preferred Stock the full amount to which they shall be entitled under this Section 2.1, the holders of shares of Series B Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

2.2 Preferential Payments to Holders of Series A Preferred Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, and after payment to the holders of the Series B Preferred Stock pursuant to Section 2.1 above, the holders of shares of Series A Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders or, in the case of a Deemed Liquidation Event (as defined below), out of the consideration payable to stockholders in such Deemed Liquidation Event or the Available Proceeds (as defined below), before any payment shall be made to the holders of Common Stock (or any other class or series of capital stock of the Corporation) by reason of their ownership thereof, an amount per share equal to 1.0x times the Series A Original Issue Price, plus any dividends declared but unpaid thereon (the amount payable pursuant to this sentence is hereinafter referred to as the "**Series A Liquidation Preference Amount**"). The "**applicable Liquidation Preference Amount**" shall refer to the Series B Liquidation Preference Amount with respect to the Series B Preferred Stock, and the Series A Liquidation Preference Amount with respect to the Series A Preferred Stock. If upon any such liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the holders of shares of Series A Preferred Stock the full amount to which they shall be entitled under this Section 2.2, and after payment to the holders of Series B Preferred Stock pursuant to Section 2.1 above, the holders of shares of Series A Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

2.3 Distribution of Remaining Assets. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, after the payment in full of all preferential amounts required to be paid to the holders of shares of Preferred Stock pursuant to Sections 2.1 and 2.2, the remaining assets of the Corporation available for distribution to its stockholders or, in the case of a Deemed Liquidation Event, the consideration not payable to the holders of shares of Preferred Stock pursuant to Sections 2.1 and 2.2 or the remaining Available Proceeds, as the case may be, shall be distributed among the holders of the shares of Common Stock and Preferred Stock, pro rata based on the number of shares held by each such holder, treating for this purpose all outstanding shares of Preferred Stock as if they had been converted to Common Stock pursuant to the terms of this Amended and Restated Certificate of Incorporation immediately prior to such liquidation, dissolution or winding up of the Corporation, without any requirement that any such conversion shall have actually occurred.

2.4 Deemed Liquidation Events.

2.4.1 Definition. Each of the following events shall be considered a "**Deemed Liquidation Event**" unless the holders of a majority of the outstanding shares of Preferred Stock (which must expressly include (x) KMED Investments LC, a Virginia limited liability company, while it owns at least 20% of the shares of Series A Preferred Stock it acquires pursuant to that certain Series A Participating Preferred Stock Purchase Agreement, dated as of December 28, 2018 and (y) Mitsui & Co., Ltd, while it owns at least 20% of the shares of Series B-3 Preferred Stock it acquires pursuant to that certain Series B Preferred Stock Purchase Agreement, dated as of January 25, 2023 (collectively, the "**Requisite Holders**")) elect otherwise by written notice sent to the Corporation at least ten (10) days prior to the effective date of any such event:

(a) a merger or consolidation or share exchange in which

(i) the Corporation is a constituent party or

(ii) a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger or consolidation,

except any such merger or consolidation involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for shares of capital stock that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the capital stock of (1) the surviving or resulting corporation; or (2) if the surviving or resulting corporation is a wholly owned subsidiary of another corporation immediately following such merger or consolidation, the parent corporation of such surviving or resulting corporation; or

(b) (1) the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole or (2) the sale or disposition (whether by merger, consolidation or otherwise, and whether in a single transaction or a series of related transactions) of one (1) or more subsidiaries of the Corporation if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, except where such sale, lease, transfer, exclusive license or other disposition is to a wholly owned subsidiary of the Corporation.

2.4.2 Effecting a Deemed Liquidation Event.

(a) The Corporation shall not have the power to effect a Deemed Liquidation Event referred to in Section 2.4.1(a)(i) unless the agreement or plan of merger or consolidation for such transaction (the "**Merger Agreement**") provides that the consideration payable to the stockholders of the Corporation in such Deemed Liquidation Event shall be allocated to the holders of capital stock of the Corporation in accordance with Sections 2.1 and 2.2.

(b) In the event of a Deemed Liquidation Event referred to in Section 2.4.1(a)(ii) or 2.4.1(b), if the Corporation does not effect a dissolution of the Corporation under the General Corporation Law within ninety (90) days after such Deemed Liquidation Event, then (i) the Corporation shall send a written notice to each holder of Preferred Stock no later than the ninetieth (90th) day after the Deemed Liquidation Event advising such holders of their right (and the requirements to be met to secure such right) pursuant to the terms of the following clause (ii) to require the redemption of such shares of Preferred Stock, and (iii) if the Requisite Holders so request in a written instrument delivered to the Corporation not later than one hundred fifty (150) days after such Deemed Liquidation Event, the Corporation shall use the consideration received by the Corporation for such Deemed Liquidation Event (net of any retained liabilities associated with the assets sold or technology licensed, as determined in good faith by the Board of Directors of the Corporation), together with any other assets of the Corporation available for distribution to its stockholders, all to the extent permitted by Delaware law governing distributions to stockholders (the "**Available Proceeds**"), on the one hundred eightieth (180th) day after such Deemed Liquidation Event, to redeem all outstanding shares of Preferred Stock at a price per share equal to the applicable Liquidation Preference Amount, being the amount that the holders of Preferred Stock would be entitled to under Sections 2.1 and 2.2 if all remaining assets of the Corporation were sold for fair market value and the proceeds thereof were distributed to the holders of capital stock in a voluntary liquidation, dissolution or winding up of the Corporation at such time. Notwithstanding the foregoing, in the event of a redemption pursuant to the preceding sentence, if the Available Proceeds are not sufficient to redeem all outstanding shares of Preferred Stock, the Corporation shall redeem a pro rata portion of each holder's shares of Preferred Stock to the fullest extent of such Available Proceeds, based on the respective amounts which would otherwise be payable in respect of the shares to be redeemed if the Available Proceeds were sufficient to redeem all such shares, and shall redeem the remaining shares to have been redeemed as soon as practicable after the Corporation has funds legally available therefor. Prior to the distribution or redemption provided for in this Section 2.4.2(b), the Corporation shall not expend or dissipate the consideration received for such Deemed Liquidation Event, except to discharge expenses incurred in connection with such Deemed Liquidation Event or in the ordinary course of business.

2.4.3 Amount Deemed Paid or Distributed. The amount deemed paid or distributed to the holders of capital stock of the Corporation upon any such merger, consolidation, sale, transfer, exclusive license, other disposition or redemption shall be the cash or the value of the property, rights or securities to be paid or distributed to such holders pursuant to such Deemed Liquidation Event. The value of such property, rights or securities shall be determined in good faith by the Board of Directors of the Corporation; provided that, if the Requisite Holders object to such valuation in writing, then the value shall be the fair market value as mutually determined by the Corporation and the Requisite Holders. If the Corporation and the Requisite Holders are unable to reach agreement on such value, then fair market value shall be established by an appraiser selected by the Corporation. The appraiser so selected shall be: (i) an investment banking firm, an accounting firm, a valuation firm or a fairness opinion provider or an entity regularly engaged in giving valuation services; (ii) that has at least ten (10) years standing and established experience in determining the value of entities similar to the Corporation. The appraiser the Corporation selects shall determine the value pursuant to this Section 2.4.3 using whatever method it believes will accurately determine the fair market value thereof and shall be asked to complete its determination within sixty (60) days of being retained.,

2.4.4 Allocation of Escrow and Contingent Consideration. In the event of a Deemed Liquidation Event pursuant to Section 2.4.1(a)(i), if any portion of the consideration payable to the stockholders of the Corporation is payable only upon satisfaction of contingencies (the "**Additional Consideration**"), the applicable transaction documents shall provide that (a) the portion of such consideration that is not Additional Consideration (such portion, the "**Initial Consideration**") shall be allocated among the holders of capital stock of the Corporation in accordance with Sections 2.1 and 2.2 as if the Initial Consideration were the only consideration payable in connection with such Deemed Liquidation Event; and (b) any Additional Consideration which becomes payable to the stockholders of the Corporation upon satisfaction of such contingencies shall be allocated among the holders of capital stock of the Corporation in accordance with Sections 2.1 and 2.2 after taking into account the previous payment of the Initial Consideration as part of the same transaction. For the purposes of this Section 2.4.4, consideration placed into escrow or retained as a holdback to be available for satisfaction of indemnification or similar obligations in connection with such Deemed Liquidation Event shall be deemed to be Additional Consideration.

3. Voting.

3.1 General. On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of a meeting), each holder of outstanding shares of Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Except as provided by law or by the other provisions of this Amended and Restated Certificate of Incorporation, holders of Preferred Stock shall vote together with the holders of Common Stock as a single class and on an as-converted to Common Stock basis.

3.2 Election of Directors.

3.2.1 Number of Directors. The Board of Directors of the Corporation shall be set and remain at five (5) members. At any meeting held for the purpose of electing a director, the presence in person or by proxy of the holders of (i) a majority of the outstanding shares of Common Stock entitled to elect the Common Director (as defined below) shall constitute a quorum for the purpose of electing the Common Director, (ii) at least a majority of the outstanding shares of Series A Preferred Stock entitled to elect the Series A Director (as defined below) shall constitute a quorum for the purpose of electing the Series A Director, and (iii) at least a majority of the outstanding shares of Series B Preferred Stock entitled to elect the Series B Director (as defined below) shall constitute a quorum for the purpose of electing the Series B Director.

3.2.2 Series B Director. The holders of record of the shares of Series B Preferred Stock, exclusively and as a separate class, shall be entitled to elect one (1) director of the Corporation (the "**Series B Director**"). The Series B Director may be removed without cause by, and only by, (a) the affirmative vote of the holders of a majority of the then outstanding shares of Series B Preferred Stock, present and voting at a special meeting of such stockholders duly called for that purpose; or (b) pursuant to a written consent, signed by the holders

of a majority of all the then outstanding shares of Series B Preferred Stock. If the holders of shares of Series B Preferred Stock fail to elect a Series B Director, then the Series B Director position shall remain vacant until such time as the holders of the Series B Preferred Stock elect to fill the Series B Director position by vote or written consent in lieu of a meeting; and the Series B Director position may not be filled by stockholders of the Corporation other than by the holders of Series B Preferred Stock, voting exclusively and as a separate class.

3.2.3 Series A Director. The holders of record of the shares of Series A Preferred Stock, exclusively and as a separate class, shall be entitled to elect one (1) director of the Corporation (the "**Series A Director**"). The Series A Director may be removed without cause by, and only by, (a) the affirmative vote of the holders of at least a majority of the then outstanding shares of Series A Preferred Stock, present and voting at a special meeting of such stockholders duly called for that purpose; or (b) pursuant to a written consent, signed by the holders of at least a majority of all the then outstanding shares of Series A Preferred Stock. If the holders of shares of Series A Preferred Stock fail to elect a Series A Director, then the Series A Director position shall remain vacant until such time as the holders of the Series A Preferred Stock elect to fill the Series A Director position by vote or written consent in lieu of a meeting; and the Series A Director position may not be filled by stockholders of the Corporation other than by the holders of Series A Preferred Stock, voting exclusively and as a separate class

3.2.4 Common Directors. The holders of record of the shares of Common Stock, exclusively and as a separate class, shall be entitled to elect three (3) directors of the Corporation (collectively, the "**Common Directors**" and each, a "**Common Director**"). Each Common Director may be removed without cause by, and only by, (a) the affirmative vote of the holders of a majority of the shares of Common Stock present and voting at a special meeting of such stockholders duly called for that purpose; or (b) pursuant to a written consent, signed by the holders of a majority of all shares of Common Stock then outstanding. If the holders of shares of Common Stock fail to elect any of the Common Directors, then such Common Director position shall remain vacant until such time as the holders of Common Stock elect a person to fill the vacant Common Director position(s) by vote or written consent in lieu of a meeting; and such Common Director position(s) may not be filled by stockholders of the Corporation other than by the holders of Common Stock, voting exclusively and as a separate class.

3.3 Preferred Stock Protective Provisions. At any time when shares of Preferred Stock are outstanding, the Corporation shall not, either directly or indirectly by amendment, merger, consolidation, recapitalization, reclassification, or otherwise, do any of the following without (in addition to any other vote required by law or this Amended and Restated Certificate of Incorporation) the written consent or affirmative vote of the Requisite Holders given in writing or by vote at a meeting, consenting or voting (as the case may be) separately as a class, and any such act or transaction entered into without such consent or vote shall be null and void *ab initio*, and of no force or effect.

3.3.1 liquidate, dissolve or wind-up the business and affairs of the Corporation, or effect any merger or consolidation or any other Deemed Liquidation Event, or consent to or authorize any of the foregoing;

3.3.2 amend, alter, change, repeal or waive any provision of this Amended and Restated Certificate of Incorporation or Bylaws of the Corporation in a manner that adversely affects the powers, preferences or rights of the Preferred Stock or the holders thereof;

3.3.3 sell, issue, sponsor, create or distribute (or cause or permit any subsidiary of the Corporation to sell, issue, sponsor, create of distribute) any digital tokens, cryptocurrency or other blockchain-based assets (collectively, "**Tokens**"), including through a pre-sale, initial coin offering, token distribution event or crowdfunding, or through the issuance of any instrument convertible into or exchangeable for Tokens, in each case without the approval of the Board of Directors, including the Series B Director;

3.3.4 purchase or redeem or enter into any agreement requiring the Corporation to purchase or redeem (or permit any subsidiary of the Corporation to purchase or redeem or enter into any agreement requiring any subsidiary of the Corporation to purchase or redeem) or pay or declare any dividend or make any distribution on, any shares of capital stock of the Corporation (or capital stock of any subsidiary of the Corporation) other than (i) redemptions of or dividends or distributions on the Preferred Stock as expressly authorized herein and (ii) repurchases of Common Stock from former employees, officers, directors, consultants or other persons who performed services for the Corporation (or any subsidiary of the Corporation) in connection with the cessation of such employment or service, but in both such cases (clauses (i) and (ii)) only to the extent permitted by applicable law and approved by the Board of Directors, including the approval of the Series B Director;

3.3.5 create, or authorize the creation of, or issue, or authorize the issuance of any debt security or create any lien or security interest (except for purchase money liens or statutory liens of landlords, mechanics, materialmen, workmen, warehousemen and other similar persons arising or incurred in the ordinary course of business) or incur other indebtedness for borrowed money, including but not limited to obligations and contingent obligations under guarantees, or permit any subsidiary to take any such action with respect to any debt security lien, security interest or other indebtedness for borrowed money, in excess of $500,000, other than equipment leases, bank lines of credit or trade payables incurred in the ordinary course, unless such debt security, lien, security interest or other indebtedness has received the prior approval of the Board of Directors, including the approval of the Series B Director;

3.3.6 create, or hold capital stock in, any subsidiary that is not wholly owned (either directly or through one (1) or more other wholly owned subsidiaries) by the Corporation, or permit any subsidiary to create, or authorize the creation of, or issue or obligate itself to issue, any shares of any class or series of capital stock, or sell, transfer or otherwise dispose of any capital stock of any direct or indirect subsidiary of the Corporation, or permit any direct or indirect subsidiary to sell, lease, transfer, exclusively license or otherwise dispose (in a single transaction or series of related transactions) of all or substantially all of the assets of such subsidiary;

3.3.7 make any loan or advance to any individual, corporation, limited liability company, partnership or other entity (for profit or not-for-profit) other than to (i) a wholly owned subsidiary of the Corporation and (ii) employees and directors for business travel

and other business expenses advances and similar expenditures in the ordinary course of business of the Corporation's business (and in compliance with the adopted policies of the Corporation);

3.3.8 guarantee any indebtedness except for trade accounts of the Corporation or of any wholly owned subsidiary of the Corporation arising in the ordinary course of business;

3.3.9 make any investment of excess funds of the Corporation inconsistent with the investment policy of the Corporation adopted by a majority of the members of the Board of Directors;

3.3.10 increase or decrease the authorized number of directors constituting the Board of Directors of the Corporation, change the number of votes entitled to be cast by any director or directors on any matter, or adopt any provision inconsistent with Article Sixth;

3.3.11 enter into or be a party to any transaction with any director or officer of the Corporation or any "associate" (as defined in Rule 12b-2 promulgated under the Exchange Act) of such director or officer;

3.3.12 hire, fire, or change the compensation or equity ownership or rights and interests in equity ownership of any of the executive officers of the Corporation (CEO, CFO, President, Treasurer and any Vice President), including approving any option or restricted stock grants to such persons;

3.3.13 change the principal business of the Corporation (which shall mean the business of research, development, distribution, sale or other commercialization of products based upon uses of artificial intelligence and machine learning to detect and diagnose cancer and other diseases and medical problems);

3.3.14 sell, assign, license, pledge or encumber material technology or material intellectual property of the Corporation (or any of its subsidiaries), other than licenses of technology granted or sold in the ordinary course of business;

3.3.15 adopt, amend, terminate or repeal any equity (or equity-linked) compensation plan or amend or waive any of the terms of any option or other grant pursuant to any such plan;

3.3.16 enter into any corporate strategic relationship involving the payment, contribution or assignment by the Corporation or to the Corporation of assets greater than $100,000.00; or

3.3.17 consent or authorize the foregoing.

3.4 Series A Preferred Stock Protective Provisions. At any time when shares of Series A Preferred Stock are outstanding, the Corporation shall not, either directly or indirectly by amendment, merger, consolidation, recapitalization, reclassification, or otherwise, do any of the following without (in addition to any other vote required by law or this Amended and Restated

Certificate of Incorporation) the written consent or affirmative vote of holders of a majority of the then outstanding shares of Series A Preferred Stock given in writing or by vote at a meeting, consenting or voting (as the case may be) separately as a class, and any such act or transaction entered into without such consent or vote shall be null and void *ab initio*, and of no force or effect.

3.4.1 create, or authorize the creation of, or issue or obligate itself to issue shares of, or reclassify, any class or series of capital stock unless the same ranks junior to the Series A Preferred Stock in all respects, or increase the authorized number of shares of any class or series of capital stock of the Corporation unless the same ranks junior to the Series A Preferred Stock in all respects, or increase the authorized number of shares of Series A Preferred Stock; or

3.4.2 (i) reclassify, alter or amend any existing security of the Corporation that is pari passu with the Series A Preferred Stock in respect of the distribution of assets on the liquidation, dissolution or winding up of the Corporation, the payment of dividends or rights of redemption, if such reclassification, alteration or amendment would render such other security senior to the Series A Preferred Stock in respect of any such right, preference, or privilege or (ii) reclassify, alter or amend any existing security of the Corporation that is junior to the Series A Preferred Stock in respect of the distribution of assets on the liquidation, dissolution or winding up of the Corporation, the payment of dividends or rights of redemption, if such reclassification, alteration or amendment would render such other security senior to or pari passu with the Series A Preferred Stock in respect of any such right, preference or privilege.

3.5 Series B-3 Preferred Stock Protective Provisions. At any time when shares of Series B-3 Preferred Stock are outstanding, the Corporation shall not, either directly or indirectly by amendment, merger, consolidation, recapitalization, reclassification, or otherwise, do any of the following without (in addition to any other vote required by law or this Amended and Restated Certificate of Incorporation) the written consent or affirmative vote of holders of a majority of the then outstanding shares of Series B-3 Preferred Stock (which must expressly include Mitsui & Co., Ltd, while it owns at least 20% of the shares of Series B-3 Preferred Stock it acquires pursuant to that certain Series B Preferred Stock Purchase Agreement, dated as of January 25, 2023) given in writing or by vote at a meeting, consenting or voting (as the case may be) separately as a class, and any such act or transaction entered into without such consent or vote shall be null and void *ab initio*, and of no force or effect.

3.5.1 amend, alter or repeal any provision of this Amended and Restated Certificate of Incorporation or Bylaws of the Corporation in a manner that adversely affects the powers, preferences or rights of the Series B-3 Preferred Stock;

3.5.2 create, or authorize the creation of, or issue or obligate itself to issue shares of, or reclassify, any class or series of capital stock unless the same ranks junior to the Series B-3 Preferred Stock in all respects, or increase the authorized number of shares of any class or series of capital stock of the Corporation unless the same ranks junior to the Series B-3 Preferred Stock in all respects, or increase the authorized number of shares of Series B-3 Preferred Stock; or

3.5.3 (i) reclassify, alter or amend any existing security of the Corporation that is pari passu with the Series B-3 Preferred Stock in respect of the distribution of assets on the liquidation, dissolution or winding up of the Corporation, the payment of dividends or rights of redemption, if such reclassification, alteration or amendment would render such other security senior to the Series B-3 Preferred Stock in respect of any such right, preference, or privilege or (ii) reclassify, alter or amend any existing security of the Corporation that is junior to the Series B-3 Preferred Stock in respect of the distribution of assets on the liquidation, dissolution or winding up of the Corporation, the payment of dividends or rights of redemption, if such reclassification, alteration or amendment would render such other security senior to or pari passu with the Series B-3 Preferred Stock in respect of any such right, preference or privilege.

4. Optional Conversion. The holders of the Preferred Stock shall have conversion rights as follows (the "**Conversion Rights**"):

4.1 Right to Convert.

4.1.1 Conversion Ratio. Each share of Preferred Stock shall be convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and non-assessable shares of Common Stock as is determined by dividing the applicable Original Issue Price by the applicable Conversion Price (as defined below) in effect at the time of conversion. The "**Conversion Price**" shall initially be equal to $2.97822754 per share for the Series A Preferred Stock, $3.20862013 per share for the Series B-1 Preferred Stock, $3.00808137 per share for the Series B-2 Preferred Stock and $4.01077517 per share for the Series B-3 Preferred Stock. Such initial applicable Conversion Price, and the rate at which shares of Preferred Stock may be converted into shares of Common Stock, shall be subject to adjustment as provided below.

4.1.2 Termination of Conversion Rights. In the event of a liquidation, dissolution or winding up of the Corporation or a Deemed Liquidation Event, the Conversion Rights shall terminate at the close of business on the last full day preceding the date fixed for the payment of any such amounts distributable on such event to the holders of Preferred Stock; provided that the foregoing termination of Conversion Rights shall not affect the amount(s) otherwise paid or payable in accordance with Section 2.1 to holders of Preferred Stock pursuant to such liquidation, dissolution or winding up of the Corporation or a Deemed Liquidation Event.

4.2 Fractional Shares. No fractional shares of Common Stock shall be issued upon conversion of the Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the Corporation shall pay cash equal to such fraction multiplied by the fair market value of a share of Common Stock as determined in good faith by the Board of Directors of the Corporation. Whether or not fractional shares would be issuable upon such conversion shall be determined on the basis of the total number of shares of Preferred Stock the holder is at the time converting into Common Stock and the aggregate number of shares of Common Stock issuable upon such conversion.

4.3 Mechanics of Conversion.

4.3.1 Notice of Conversion. In order for a holder of Preferred Stock to voluntarily convert shares of Preferred Stock into shares of Common Stock, such holder shall (a) provide written notice to the Corporation's transfer agent at the office of the transfer agent for the Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent) that such holder elects to convert all of such holder's shares of Preferred Stock and, if applicable, any event on which such conversion is contingent and (b), if such holder's shares are certificated, surrender the certificate or certificates for such shares of Preferred Stock (or, if such registered holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate), at the office of the transfer agent for the Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent). Such notice shall state such holder's name or the names of the nominees in which such holder wishes the certificate or certificates for shares of Common Stock to be issued. If required by the Corporation, any certificates surrendered for conversion shall be endorsed or accompanied by a written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or his, her or its attorney duly authorized in writing. The close of business on the date of receipt by the transfer agent (or by the Corporation if the Corporation serves as its own transfer agent) of such notice and, if applicable, certificates (or lost certificate affidavit and agreement) shall be the time of conversion (the "**Conversion Time**"), and the shares of Common Stock issuable upon conversion of the shares represented by such certificate shall be deemed to be outstanding of record as of such date. The Corporation shall, as soon as practicable after the Conversion Time (i) issue and deliver to such holder of Preferred Stock, or to his, her or its nominees, a certificate or certificates for the number of full shares of Common Stock issuable upon such conversion in accordance with the provisions hereof and a certificate for the number (if any) of the shares of Preferred Stock represented by the surrendered certificate that were not converted into Common Stock, and (ii) pay in cash such amount as provided in Section 4.2 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and (iii) pay all declared but unpaid dividends on the shares of Preferred Stock converted.

4.3.2 Reservation of Shares. The Corporation shall at all times when the Preferred Stock shall be outstanding, reserve and keep available out of its authorized but unissued capital stock, for the purpose of effecting the conversion of the Preferred Stock, such number of its duly authorized shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of the Preferred Stock, the Corporation shall take such corporate action as may be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to this Amended and Restated Certificate of Incorporation. Before taking any action which would cause an adjustment reducing the applicable Conversion Price of any series of Preferred Stock below the then par value of the shares of Common Stock issuable upon conversion of such series of Preferred Stock, the Corporation will take any corporate action which may, in the opinion of its counsel, be

necessary in order that the Corporation may validly and legally issue fully paid and non-assessable shares of Common Stock at such adjusted Conversion Price.

4.3.3 Effect of Conversion. All shares of Preferred Stock which shall have been surrendered for conversion as herein provided shall no longer be deemed to be outstanding and all rights with respect to such shares shall immediately cease and terminate at the Conversion Time, except only the right of the holders thereof to receive shares of Common Stock in exchange therefor, to receive payment in lieu of any fraction of a share otherwise issuable upon such conversion as provided in Section 4.2 and to receive payment of any dividends declared but unpaid thereon. Any shares of Preferred Stock so converted shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Preferred Stock accordingly.

4.3.4 No Further Adjustment. Upon any such conversion, no adjustment to the applicable Conversion Price shall be made for any declared but unpaid dividends on the Preferred Stock surrendered for conversion or on the Common Stock delivered upon conversion.

4.3.5 Taxes. The Corporation shall pay any and all issue and other similar taxes that may be payable in respect of any issuance or delivery of shares of Common Stock upon conversion of shares of Preferred Stock pursuant to this Section 4. The Corporation shall not, however, be required to pay any tax which may be payable in respect of any transfer involved in the issuance and delivery of shares of Common Stock in a name other than that in which the shares of Preferred Stock so converted were registered, and no such issuance or delivery shall be made unless and until the person or entity requesting such issuance has paid to the Corporation the amount of any such tax or has established, to the satisfaction of the Corporation, that such tax has been paid. Furthermore, the Corporation shall not have any obligation hereunder for any federal, state or local income or sales tax of any person.

4.4 Adjustments to Applicable Conversion Price for Diluting Issues.

4.4.1 Special Definitions. For purposes of this Article Fourth, the following definitions shall apply:

(a) "**Option**" shall mean rights, options, warrants or similar instruments to subscribe for, purchase or otherwise acquire Common Stock or Convertible Securities, as well as other items identified and approved by the Board as being within the definition.

(b) "**Series B Original Issue Date**" shall mean the date on which the first share of Series B Preferred Stock was issued.

(c) "**Additional Shares of Common Stock**" shall mean all shares of Common Stock issued (or, pursuant to Section 4.4.3 below, deemed to be issued) by the Corporation after the Series B Original Issue Date, other than (1) the following shares of Common Stock and (2) shares of Common Stock deemed issued pursuant to the following Options and Convertible Securities (clauses (1) and (2), collectively, "**Exempted Securities**"):

(i) as to any series of Preferred Stock shares of Common Stock, Options or Convertible Securities issued as a dividend or distribution on such series of Preferred Stock;

(ii) shares of Common Stock, Options or Convertible Securities issued by reason of a dividend, stock split, split-up or other distribution on shares of Common Stock that is covered by Section 4.5, 4.6, 4.7 or 4.8**;**

(iii) shares of Common Stock or Options issued to employees or directors of, or consultants or advisors to, the Corporation or any of its subsidiaries pursuant to a plan, agreement or arrangement approved by the Board of Directors of the Corporation, including the approval of the Series B Director;

(iv) shares of Common Stock or Convertible Securities actually issued upon the exercise of Options or shares of Common Stock actually issued upon the conversion or exchange of Convertible Securities, in each case provided such issuance is pursuant to the terms of such Option or Convertible Security;

(v) shares of Common Stock, Options or Convertible Securities issued to banks, equipment lessors or other financial institutions, or to real property lessors, pursuant to a debt financing, equipment leasing or real property leasing transaction approved by the Board of Directors of the Corporation, including the approval of the Series B Director ;

(vi) shares of Common Stock, Options or Convertible Securities issued to suppliers or third party service providers in connection with the provision of goods or services pursuant to transactions approved by the Board of Directors of the Corporation, including the approval of the Series B Director;

(vii) shares of Common Stock, Options or Convertible Securities issued pursuant to the acquisition of another corporation by the Corporation by merger, purchase of substantially all of the assets or other reorganization or to a joint venture agreement, provided, that such issuances are approved by the Board of Directors of the Corporation, including the approval of the Series B Director;

(viii) shares of Common Stock, Options or Convertible Securities issued in connection with sponsored research, collaboration, technology license, development, OEM, marketing or other similar agreements or strategic partnerships approved by the Board of Directors of the Corporation, including the approval of the Series B Director.

4.4.2 No Adjustment of Conversion Price. No adjustment in the applicable Conversion Price shall be made as the result of the issuance or deemed issuance of Additional Shares of Common Stock if the Corporation receives written notice from the holders of a majority of the of the then outstanding shares of the affected series of Preferred Stock (voting as a separate class) agreeing that no such adjustment shall be made as the result of the issuance or deemed issuance of such Additional Shares of Common Stock.

4.4.3 Deemed Issue of Additional Shares of Common Stock.

(a) If the Corporation at any time or from time to time after the Series B Original Issue Date shall issue any Options or Convertible Securities (excluding Options or Convertible Securities which are themselves Exempted Securities) or shall fix a record date for the determination of holders of any class of securities entitled to receive any such Options or Convertible Securities, then the maximum number of shares of Common Stock (as set forth in the instrument relating thereto, assuming the satisfaction of any conditions to exercisability, convertibility or exchangeability but without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or, in the case of Convertible Securities and Options therefor, the conversion or exchange of such Convertible Securities, shall be deemed to be Additional Shares of Common Stock issued as of the time of such issue or, in case such a record date shall have been fixed, as of the close of business on such record date.

(b) If the terms of any Option or Convertible Security, the issuance of which resulted in an adjustment to the applicable Conversion Price pursuant to the terms of Section 4.4.4, are revised as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for either (1) any increase or decrease in the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any such Option or Convertible Security or (2) any increase or decrease in the consideration payable to the Corporation upon such exercise, conversion and/or exchange, then, effective upon such increase or decrease becoming effective, the applicable Conversion Price computed upon the original issue of such Option or Convertible Security (or upon the occurrence of a record date with respect thereto) shall be readjusted to such Conversion Price as would have obtained had such revised terms been in effect upon the original date of issuance of such Option or Convertible Security. Notwithstanding the foregoing, no readjustment pursuant to this clause (b) shall have the effect of increasing the applicable Conversion Price to an amount which exceeds the lower of (i) the Conversion Price in effect immediately prior to the original adjustment made as a result of the issuance of such Option or Convertible Security, or (ii) the Conversion Price that would have resulted from any issuances

of Additional Shares of Common Stock (other than deemed issuances of Additional Shares of Common Stock as a result of the issuance of such Option or Convertible Security) between the original adjustment date and such readjustment date.

(c) If the terms of any Option or Convertible Security (excluding Options or Convertible Securities which are themselves Exempted Securities), the issuance of which did not result in an adjustment to the applicable Conversion Price pursuant to the terms of Section 4.4.4 (either because the consideration per share (determined pursuant to Section 4.4.5) of the Additional Shares of Common Stock subject thereto was equal to or greater than the applicable Conversion Price then in effect, or because such Option or Convertible Security was issued before the Series B Original Issue Date), are revised after the Series B Original Issue Date as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for either (1) any increase in the number of shares of Common Stock issuable upon the exercise, conversion or exchange of any such Option or Convertible Security or (2) any decrease in the consideration payable to the Corporation upon such exercise, conversion or exchange, then such Option or Convertible Security, as so amended or adjusted, and the Additional Shares of Common Stock subject thereto (determined in the manner provided in Section 4.4.3(a) shall be deemed to have been issued effective upon such increase or decrease becoming effective.

(d) Upon the expiration or termination of any unexercised Option or unconverted or unexchanged Convertible Security (or portion thereof) which resulted (either upon its original issuance or upon a revision of its terms) in an adjustment to the applicable Conversion Price pursuant to the terms of Section 4.4.4, the applicable Conversion Price shall be readjusted to such Conversion Price as would have obtained had such Option or Convertible Security (or portion thereof) never been issued.

(e) If the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Corporation upon such exercise, conversion and/or exchange, is calculable at the time such Option or Convertible Security is issued or amended but is subject to adjustment based upon subsequent events, any adjustment to the applicable Conversion Price provided for in this Section 4.4.3 shall be effected at the time of such issuance or amendment based on such number of shares or amount of consideration without regard to any provisions for subsequent adjustments (and any subsequent adjustments shall be treated as provided in clauses (b) and (c) of this Section 4.4.3). If the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Corporation upon such exercise, conversion and/or exchange, cannot be calculated at all at the time such Option or Convertible Security is issued or amended, any adjustment to the applicable Conversion Price that would result under the terms of this Section 4.4.3 at the time of such issuance or amendment shall instead be effected at the time such number of shares and/or amount of consideration is first calculable (even if subject to subsequent adjustments), assuming for purposes of calculating such adjustment to the applicable Conversion Price that such issuance or amendment took place at the time such calculation can first be made.

4.4.4 Adjustment of Conversion Price Upon Issuance of Additional Shares of Common Stock. In the event the Corporation shall at any time after the Series B Original Issue Date issue Additional Shares of Common Stock (including Additional Shares of Common Stock deemed to be issued pursuant to Section 4.4.3), without consideration or for a consideration per share less than the applicable Conversion Price in effect immediately prior to such issue, then the applicable Conversion Price shall be reduced, concurrently with such issue, to a price (calculated to the nearest one-hundredth of a cent) determined in accordance with the following formula:

$$CP_2 = CP_1 * (A + B) \div (A + C).$$

For purposes of the foregoing formula, the following definitions shall apply:

(a) "CP_2" shall mean the applicable Conversion Price in effect immediately after such issuance or deemed issuance of Additional Shares of Common Stock

(b) "CP_1" shall mean the applicable Conversion Price in effect immediately prior to such issuance or deemed issuance of Additional Shares of Common Stock;

(c) "A" shall mean the number of shares of Common Stock outstanding immediately prior to such issuance or deemed issuance of Additional Shares of Common Stock (treating for this purpose as outstanding all shares of Common Stock issuable upon exercise of Options outstanding immediately prior to such issuance or deemed issuance or upon conversion or exchange of Convertible Securities (including the Preferred Stock) outstanding (assuming exercise of any outstanding Options therefor) immediately prior to such issue);

(d) "B" shall mean the number of shares of Common Stock that would have been issued if such Additional Shares of Common Stock had been issued or deemed issued at a price per share equal to CP_1 (determined by dividing the aggregate consideration received by the Corporation in respect of such issue by CP_1); and

(e) "C" shall mean the number of such Additional Shares of Common Stock issued in such transaction.

4.4.5 Determination of Consideration. For purposes of this Section 4.4, the consideration received by the Corporation for the issuance or deemed issuance of any Additional Shares of Common Stock shall be computed as follows:

(a) Cash and Property. Such consideration shall:

(i) insofar as it consists of cash, be computed at the aggregate amount of cash received by the Corporation, excluding amounts paid or payable for accrued interest;

(ii) insofar as it consists of property other than cash, be computed at the fair market value thereof at the time

of such issue, as determined in good faith by the Board of Directors of the Corporation; and

(iii) in the event Additional Shares of Common Stock are issued together with other shares or securities or other assets of the Corporation for consideration which covers both, be the proportion of such consideration so received, computed as provided in clauses (i) and (ii) above, as determined in good faith by the Board of Directors of the Corporation.

(b) Options and Convertible Securities. The consideration per share received by the Corporation for Additional Shares of Common Stock deemed to have been issued pursuant to Section 4.4.3, relating to Options and Convertible Securities, shall be determined by dividing:

(i) The total amount, if any, received or receivable by the Corporation as consideration for the issue of such Options or Convertible Securities, plus the minimum aggregate amount of additional consideration (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such consideration) payable to the Corporation upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities, by

(ii) the maximum number of shares of Common Stock (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities.

4.4.6 Multiple Closing Dates. In the event the Corporation shall issue on more than one date Additional Shares of Common Stock that are a part of one transaction or a series of related transactions and that would result in an adjustment to the applicable Conversion Price pursuant to the terms of Section 4.4.4, and such issuance dates occur within a period of no more than ninety (90) days from the first such issuance to the final such issuance, then, upon the final such issuance, the applicable Conversion Price shall be readjusted to give

effect to all such issuances as if they occurred on the date of the first such issuance (and without giving effect to any additional adjustments as a result of any such subsequent issuances within such period).

4.5 Adjustment for Stock Splits and Combinations. If the Corporation shall at any time or from time to time after the Series B Original Issue Date effect a subdivision of the outstanding Common Stock, the applicable Conversion Price in effect immediately before that subdivision shall be proportionately decreased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be increased in proportion to such increase in the aggregate number of shares of Common Stock outstanding. If the Corporation shall at any time or from time to time after the Series B Original Issue Date combine the outstanding shares of Common Stock, the applicable Conversion Price in effect immediately before the combination shall be proportionately increased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be decreased in proportion to such decrease in the aggregate number of shares of Common Stock outstanding. Any adjustment under this Section shall become effective at the close of business on the date the subdivision or combination becomes effective.

4.6 Adjustment for Certain Dividends and Distributions. In the event the Corporation at any time or from time to time after the Series B Original Issue Date shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable on the Common Stock in additional shares of Common Stock, then and in each such event the applicable Conversion Price in effect immediately before such event shall be decreased as of the time of such issuance or, in the event such a record date shall have been fixed, as of the close of business on such record date, by multiplying the applicable Conversion Price then in effect by a fraction:

(1) the numerator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date, and

(2) the denominator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date plus the number of shares of Common Stock issuable in payment of such dividend or distribution.

Notwithstanding the foregoing, (a) if such record date shall have been fixed and such dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, the applicable Conversion Price shall be recomputed accordingly as of the close of business on such record date and thereafter the applicable Conversion Price shall be adjusted pursuant to this Section as of the time of actual payment of such dividends or distributions; and (b) that no such adjustment shall be made if the holders of Preferred Stock simultaneously receive a dividend or other distribution of shares of Common Stock in a number equal to the number of shares of Common Stock as they would have received if all outstanding shares of Preferred Stock had been converted into Common Stock on the date of such event.

4.7 Adjustments for Other Dividends and Distributions. In the event the Corporation at any time or from time to time after the Series B Original Issue Date shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in securities of the Corporation (other than a distribution of shares of Common Stock in respect of outstanding shares of Common Stock) or in other property and the provisions of Section 1 do not apply to such dividend or distribution, then and in each such event the holders of Preferred Stock shall receive, simultaneously with the distribution to the holders of Common Stock, a dividend or other distribution of such securities or other property in an amount equal to the amount of such securities or other property as they would have received if all outstanding shares of Preferred Stock had been converted into Common Stock on the date of such event.

4.8 Adjustment for Merger or Reorganization, etc. Subject to the provisions of Section 2.3, if there shall occur any reorganization, recapitalization, reclassification, consolidation or merger involving the Corporation in which the Common Stock (but not the Preferred Stock) is converted into or exchanged for securities, cash or other property (other than a transaction covered by Sections 4.4, 4.6 or 4.7), then, following any such reorganization, recapitalization, reclassification, consolidation or merger, each share of Preferred Stock shall thereafter be convertible in lieu of the Common Stock into which it was convertible prior to such event into the kind and amount of securities, cash or other property which a holder of the number of shares of Common Stock of the Corporation issuable upon conversion of one (1) share of Preferred Stock immediately prior to such reorganization, recapitalization, reclassification, consolidation or merger would have been entitled to receive pursuant to such transaction; and, in such case, appropriate adjustment (as determined in good faith by the Board of Directors of the Corporation) shall be made in the application of the provisions in this Section 4 with respect to the rights and interests thereafter of the holders of the Preferred Stock, to the end that the provisions set forth in this Section 4 (including provisions with respect to changes in and other adjustments of the applicable Conversion Price) shall thereafter be applicable, as nearly as reasonably may be, in relation to any securities or other property thereafter deliverable upon the conversion of the Preferred Stock.

4.9 Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the applicable Conversion Price pursuant to this Section 4, the Corporation at its expense shall, as promptly as reasonably practicable but in any event not later than ten (10) days thereafter, compute such adjustment or readjustment in accordance with the terms hereof and furnish to each holder of Preferred Stock a certificate setting forth such adjustment or readjustment (including the kind and amount of securities, cash or other property into which the Preferred Stock is convertible) and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, as promptly as reasonably practicable after the written request at any time of any holder of Preferred Stock (but in any event not later than ten (10) days thereafter), furnish or cause to be furnished to such holder a certificate setting forth (i) the applicable Conversion Price then in effect, and (ii) the number of shares of Common Stock and the amount, if any, of other securities, cash or property which then would be received upon the conversion of Preferred Stock.

4.10 Notice of Record Date. In the event:

(a) the Corporation shall take a record of the holders of its Common Stock (or other capital stock or securities at the time issuable upon conversion of the Preferred Stock) for the purpose of entitling or enabling them to receive any dividend or other distribution, or to receive any right to subscribe for or purchase any shares of capital stock of any class or any other securities, or to receive any other security; or

(b) of any capital reorganization of the Corporation, any reclassification of the Common Stock of the Corporation, or any Deemed Liquidation Event; or

(c) of the voluntary or involuntary dissolution, liquidation or winding-up of the Corporation,

then, and in each such case, the Corporation will send or cause to be sent to the holders of the Preferred Stock a notice specifying, as the case may be, (i) the record date for such dividend, distribution or right, and the amount and character of such dividend, distribution or right, or (ii) the effective date on which such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up is proposed to take place, and the time, if any is to be fixed, as of which the holders of record of Common Stock (or such other capital stock or securities at the time issuable upon the conversion of the Preferred Stock) shall be entitled to exchange their shares of Common Stock (or such other capital stock or securities) for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up, and the amount per share and character of such exchange applicable to the Preferred Stock and the Common Stock. Such notice shall be sent at least ten (10) days prior to the record date or effective date for the event specified in such notice.

5. Mandatory Conversion.

5.1 Trigger Events. Upon either (a) the closing of the sale of shares of Common Stock to the public at a price no less than three (3) times the Series B Original Issue Price (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Common Stock), in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, resulting in at least $50,000,000 of gross proceeds to the Corporation (before deduction of underwriting discounts, commissions and expenses) or (b) the date and time, or the occurrence of an event, specified by vote or upon the written consent of the Requisite Holders (the time of such closing or the date and time specified or the time of the event specified in such vote or written consent is referred to herein as the "**Mandatory Conversion Time**"), then (i) all outstanding shares of Preferred Stock shall automatically be converted into shares of Common Stock, at the then effective conversion rate as calculated pursuant to Section 4.1.1 and (ii) such shares may not be reissued by the Corporation.

5.2 Procedural Requirements. All holders of record of shares of Preferred Stock shall be sent written notice of the Mandatory Conversion Time and the place designated for mandatory conversion of all such shares of Preferred Stock pursuant to this Section 5. Such notice need not be sent in advance of the occurrence of the Mandatory Conversion Time. Upon receipt of such notice, each holder of shares of Preferred Stock in certificated form shall surrender his, her or its certificate or certificates for all such shares (or, if such holder alleges that such certificate

has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation at the place designated in such notice. If so required by the Corporation, any certificates surrendered for conversion shall be endorsed or accompanied by written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or by his, her or its attorney duly authorized in writing. All rights with respect to the Preferred Stock converted pursuant to Section 5.1, including the rights, if any, to receive notices and vote (other than as a holder of Common Stock), will terminate at the Mandatory Conversion Time (notwithstanding the failure of the holder or holders thereof to surrender any certificates at or prior to such time), except only the rights of the holders thereof, upon surrender of any certificate or certificates of such holders (or lost certificate affidavit and agreement) therefor, to receive the items provided for in the next sentence of this Section 5.2. As soon as practicable after the Mandatory Conversion Time and, if applicable, the surrender of any certificate or certificates (or lost certificate affidavit and agreement) for Preferred Stock, the Corporation shall (a) issue and deliver to such holder, or to his, her or its nominees, a notice of issuance of uncertificated shares and may, upon written request, issue and deliver a certificate or certificates for the number of full shares of Common Stock issuable upon such conversion in accordance with the provisions hereof and (b) pay cash as provided in Section 4.2 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and the payment of any declared but unpaid dividends on the shares of Preferred Stock converted. Such converted Preferred Stock shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Preferred Stock accordingly.

6. Redemption.

6.1 General. If requested by the Requisite Holders at any time after the seventh anniversary of the Series B Original Issuance Date (the "**Redemption Request**") and unless prohibited by Delaware law governing distributions to a stockholder, all issued and outstanding shares of Preferred Stock shall be redeemed by the Corporation at a price equal to the greater of (A) the applicable Original Issue Price per share, plus all declared but unpaid dividends thereon and (B) the fair market value of a single share of Preferred Stock as of the date of the Corporation's receipt of the Redemption Request (the "**Redemption Price**"), payable in three (3) annual installments commencing not more than sixty (60) days after receipt by the Corporation from the Requisite Holders of written notice requesting redemption of all shares of Preferred Stock (the "**Redemption Request**"). Upon receipt of a Redemption Request, the Corporation shall apply all of its assets to any such redemption, and to no other corporate purpose, except to the extent prohibited by Delaware law governing distributions to stockholders. For purposes of this Section 6.1, the fair market value of a single share of Preferred Stock shall be the equity value of a single share of Preferred Stock without any discount for minority interest, illiquidity, lack of marketability or otherwise (i) as mutually agreed upon by the Corporation and the Requisite Holders or (ii) in the event that they are unable to reach agreement within thirty (30) days following the Corporation's receipt of the Redemption Request, by a third-party investment banking firm with experience with medical technology companies mutually agreed to by the Corporation and the Requisite Holders within sixty (60) days following the Corporation's receipt of the Redemption Request.. The date of each such installment provided in the Redemption Notice (as defined below)

shall be referred to as a "**Redemption Date.**" On each Redemption Date, the Corporation shall redeem, on a pro rata basis in accordance with the number of shares of Preferred Stock owned by each holder, that number of outstanding shares of Preferred Stock determined by dividing (i) the total number of shares of Preferred Stock outstanding immediately prior to such Redemption Date by (ii) the number of remaining Redemption Dates (including the Redemption Date to which such calculation applies); provided, however, that Excluded Shares (as such term is defined in Section 6.2) shall not be redeemed and shall be excluded from the calculations set forth in this sentence. If on any Redemption Date Delaware law governing distributions to stockholders prevents the Corporation from redeeming all shares of Preferred Stock to be redeemed, the Corporation shall ratably redeem the maximum number of shares that it may redeem consistent with such law, and shall redeem the remaining shares as soon as it may lawfully do so under such law.

6.2 Redemption Notice. The Corporation shall send written notice of the mandatory redemption (the "**Redemption Notice**") to each holder of record of Preferred Stock not less than forty (40) days prior to each Redemption Date. Each Redemption Notice shall state:

(a) the number of shares of Preferred Stock held by the holder that the Corporation shall redeem on the Redemption Date specified in the Redemption Notice;

(b) the Redemption Date and the Redemption Price;

(c) the date upon which the holder's right to convert such shares terminates (as determined in accordance with Section 4.1); and

(d) for holders of shares in certificated form, that the holder is to surrender to the Corporation, in the manner and at the place designated, his, her or its certificate or certificates representing the shares of Preferred Stock to be redeemed.

If the Corporation receives, on or prior to the twentieth (20th) day after the date of delivery of the Redemption Notice to a holder of Preferred Stock, written notice from such holder that such holder elects to be excluded from the redemption provided in this Section 6, then the shares of Preferred Stock registered on the books of the Corporation in the name of such holder at the time of the Corporation's receipt of such notice shall thereafter be "**Excluded Shares**." Excluded Shares shall not be redeemed or redeemable pursuant to this Section 6, whether on such Redemption Date or thereafter.

6.3 Surrender of Certificates; Payment. On or before the applicable Redemption Date, each holder of shares of Preferred Stock to be redeemed on such Redemption Date, unless such holder has exercised his, her or its right to convert such shares as provided in Section 4, shall, if a holder of shares in certificated form, surrender the certificate or certificates representing such shares (or, if such registered holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation, in the manner and at the place designated in the Redemption Notice, and thereupon the Redemption Price for such shares shall be payable to the order of the person whose name appears on such certificate or certificates as the owner thereof. In the event less than all of the

shares of Preferred Stock represented by a certificate are redeemed, a new certificate, instrument, or book entry representing the unredeemed shares of Preferred Stock shall promptly be issued to such holder.

6.4 Rights Subsequent to Redemption. If the Redemption Notice shall have been duly given, and if on the applicable Redemption Date the Redemption Price payable upon redemption of the shares of Preferred Stock to be redeemed on such Redemption Date is paid or tendered for payment or deposited with an independent payment agent so as to be available therefor in a timely manner, then notwithstanding that any certificates evidencing any of the shares of Preferred Stock so called for redemption shall not have been surrendered, dividends with respect to such shares of Preferred Stock shall cease to accrue after such Redemption Date and all rights with respect to such shares shall forthwith after the Redemption Date terminate, except only the right of the holders to receive the Redemption Price without interest upon surrender of any such certificate or certificates therefor.

7. Redeemed or Otherwise Acquired Shares. Any shares of Preferred Stock that are redeemed, converted or otherwise acquired by the Corporation or any of its subsidiaries shall be automatically and immediately cancelled and retired and shall not be reissued, sold or transferred. Neither the Corporation nor any of its subsidiaries may exercise any voting or other rights granted to the holders of Preferred Stock following redemption, conversion or acquisition.

8. Waiver. Except as otherwise set forth herein, (a) any of the rights, powers, preferences and other terms of the Preferred Stock set forth herein may be waived on behalf of all holders of Preferred Stock by the affirmative written consent or vote of the Requisite Holders. and (b) at any time more than one (1) series of Preferred Stock is issued and outstanding, any of the rights, powers, preferences and other terms of any series of Preferred Stock set forth herein may be waived on behalf of all holders of such series of Preferred Stock by the affirmative written consent or vote of the holders of at least fifty percent (50%) of the shares of such series of Preferred Stock then outstanding.

9. Notices. Any notice required or permitted by the provisions of this Article Fourth to be given to a holder of shares of Preferred Stock shall be mailed, postage prepaid, to the post office address last shown on the records of the Corporation, or given by electronic communication in compliance with the provisions of the General Corporation Law, and shall be deemed sent upon such mailing or electronic transmission.

FIFTH: Subject to any additional vote required by this Amended and Restated Certificate of Incorporation or the Bylaws of the Corporation (as amended from time to time, the "**Bylaws**"), in furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws.

SIXTH: Subject to any additional vote required by this Amended and Restated Certificate of Incorporation, the number of directors of the Corporation shall be determined in the manner set forth in the Bylaws. Each director shall be entitled to one (1) vote on each matter presented to the Board of Directors.

SEVENTH: Elections of directors need not be by written ballot unless the Bylaws shall so provide. Each director shall be entitled to one vote on each matter presented to the Board of Directors.

EIGHTH: Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws may provide. The books of the Corporation may be kept outside the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the Bylaws.

NINTH: To the fullest extent permitted by law, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the General Corporation Law or any other law of the State of Delaware is amended after approval by the stockholders of this Article Ninth to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law as so amended.

Any repeal or modification of the foregoing provisions of this Article Ninth by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of, or increase the liability of any director of the Corporation with respect to any acts or omissions of such director occurring prior to, such repeal or modification.

TENTH: The following indemnification provisions shall apply to the persons enumerated below.

1. Right to Indemnification of Directors and Officers. The Corporation shall indemnify and hold harmless, to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended, any person (an "**Indemnified Person**") who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (a "**Proceeding**"), by reason of the fact that such person, or a person for whom such person is the legal representative, is or was a director or officer of the Corporation or, while a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, limited liability company, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys' fees) reasonably incurred by such Indemnified Person in such Proceeding. Notwithstanding the preceding sentence, except as otherwise provided in Section 3 of this Article Tenth the Corporation shall be required to indemnify an Indemnified Person in connection with a Proceeding (or part thereof) commenced by such Indemnified Person only if the commencement of such Proceeding (or part thereof) by the Indemnified Person was authorized in advance by the Board of Directors.

2. Prepayment of Expenses of Directors and Officers. The Corporation shall pay the expenses (including attorneys' fees) incurred by an Indemnified Person in defending any Proceeding in advance of its final disposition, provided, however, that, to the extent required by law, such payment of expenses in advance of the final disposition of the Proceeding shall be made

only upon receipt of an undertaking by the Indemnified Person to repay all amounts advanced if it should be ultimately determined that the Indemnified Person is not entitled to be indemnified under this Article Tenth or otherwise.

3. Claims by Directors and Officers. If a claim for indemnification or advancement of expenses under this Article Tenth is not paid in full within thirty (30) days after a written claim therefor by the Indemnified Person has been received by the Corporation, the Indemnified Person may file suit to recover the unpaid amount of such claim and, if successful in whole or in part, shall be entitled to be paid the expense of prosecuting such claim. In any such action the Corporation shall have the burden of proving that the Indemnified Person is not entitled to the requested indemnification or advancement of expenses under applicable law.

4. Indemnification of Employees and Agents. The Corporation may indemnify and advance expenses to any person who was or is made or is threatened to be made or is otherwise involved in any Proceeding by reason of the fact that such person, or a person for whom such person is the legal representative, is or was an employee or agent of the Corporation or, while an employee or agent of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, limited liability company, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys' fees) reasonably incurred by such person in connection with such Proceeding. The ultimate determination of entitlement to indemnification of persons who are non-director or officer employees or agents shall be made in such manner as is determined by the Board of Directors in its sole discretion. Notwithstanding the foregoing sentence, the Corporation shall not be required to indemnify a person in connection with a Proceeding initiated by such person if the Proceeding was not authorized in advance by the Board of Directors.

5. Advancement of Expenses of Employees and Agents. The Corporation may pay the expenses (including attorneys' fees) incurred by an employee or agent in defending any Proceeding in advance of its final disposition on such terms and conditions as may be determined by the Board of Directors.

6. Non-Exclusivity of Rights. The rights conferred on any person by this Article Tenth shall not be exclusive of any other rights which such person may have or hereafter acquire under any statute, provision of this Amended and Restated Certificate of Incorporation, the Bylaws of the Corporation, or any agreement, or pursuant to any vote of stockholders or disinterested directors or otherwise.

7. Other Indemnification. The Corporation's obligation, if any, to indemnify any person who was or is serving at its request as a director, officer or employee of another Corporation, partnership, limited liability company, joint venture, trust, organization or other enterprise shall be reduced by any amount such person may collect as indemnification from such other Corporation, partnership, limited liability company, joint venture, trust, organization or other enterprise.

8. Insurance. The Board of Directors may, to the full extent permitted by applicable law as it presently exists, or may hereafter be amended from time to time, authorize an appropriate

officer or officers to purchase and maintain at the Corporation's expense insurance: (a) to indemnify the Corporation for any obligation which it incurs as a result of the indemnification of directors, officers and employees under the provisions of this Article Tenth; and (b) to indemnify or insure directors, officers and employees against liability in instances in which they may not otherwise be indemnified by the Corporation under the provisions of this Article Tenth.

9. Amendment or Repeal. Any repeal or modification of the foregoing provisions of this Article Tenth shall not adversely affect any right or protection hereunder of any person in respect of any act or omission occurring prior to the time of such repeal or modification. The rights provided hereunder shall inure to the benefit of any Indemnified Person and such person's heirs, executors and administrators.

ELEVENTH: The Corporation renounces, to the fullest extent permitted by law, any interest or expectancy of the Corporation in, or in being offered an opportunity to participate in, any Excluded Opportunity. An "**Excluded Opportunity**" is any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of (i) any director of the Corporation who is not an employee of the Corporation or any of its subsidiaries, or (ii) any holder of Preferred Stock or any partner, member, director, stockholder, employee, affiliate or agent of any such holder, other than someone who is an employee of the Corporation or any of its subsidiaries (collectively, the persons referred to in clauses (i) and (ii) are "**Covered Persons**"), unless such matter, transaction or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a Covered Person expressly and solely in such Covered Person's capacity as a director of the Corporation while such Covered Person is performing services in such capacity. Any repeal or modification of this Article Eleventh will only be prospective and will not affect the rights under this Article Eleventh in effect at the time of the occurrence of any actions or omissions to act giving rise to liability. Notwithstanding anything to the contrary contained elsewhere in this Amended and Restated Certificate of Incorporation, the affirmative vote of the Requisite Holders will be required to amend or repeal, or to adopt any provisions inconsistent with this Article Eleventh.

TWELFTH: Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery in the State of Delaware shall be the sole and exclusive forum for any stockholder (including a beneficial owner) to bring (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of fiduciary duty owed by any director, officer or other employee of the Corporation to the Corporation or the Corporation's stockholders, (iii) any action asserting a claim against the Corporation, its directors, officers or employees arising pursuant to any provision of the Delaware General Corporation Law or the Corporation's certificate of incorporation or bylaws or (iv) any action asserting a claim against the Corporation, its directors, officers or employees governed by the internal affairs doctrine, except for, as to each of (i) through (iv) above, any claim as to which the Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten (10) days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, or for which the Court of Chancery does not have subject matter jurisdiction. If any provision or provisions of this Article Twelfth shall be held to be

invalid, illegal or unenforceable as applied to any person or entity or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Article Twelfth (including, without limitation, each portion of any sentence of this Article Twelfth containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) and the application of such provision to other persons or entities and circumstances shall not in any way be affected or impaired thereby.

* * *

3. That the foregoing amendment and restatement was approved by the holders of the requisite number of shares of this corporation in accordance with Section 228 of the General Corporation Law.

4. That this Certificate of Incorporation, which restates and integrates and further amends the provisions of this Corporation's Certificate of Incorporation, has been duly adopted in accordance with Sections 242 and 245 of the General Corporation Law.

[Signature Page Follows]

IN WITNESS WHEREOF, this Third Amended and Restated Certificate of Incorporation has been executed by a duly authorized officer of this corporation on this __ day of January, 2023.

"CORPORATION"

KOIOS MEDICAL, INC.

By:_________________________________
Name: R. Chad McClennan
Title: Chief Executive Officer

EXHIBIT C

FORM OF INDEMNIFICATION AGREEMENT

KOIOS MEDICAL, INC.

INDEMNIFICATION AGREEMENT

THIS INDEMNIFICATION AGREEMENT (the "**Agreement**") is made and entered into as of January [●], 2023 between Koios Medical, Inc., a Delaware corporation (the "**Company**"), and Christine Li Shuling ("**Indemnitee**").

WITNESSETH THAT:

WHEREAS, highly competent persons have become more reluctant to serve corporations as directors, officers or in other capacities unless they are provided with adequate protection through insurance or adequate indemnification against inordinate risks of claims and actions against them arising out of their service to and activities on behalf of the corporation;

WHEREAS, the Board of Directors of the Company (the "**Board**") has determined that, in order to attract and retain qualified individuals, the Company will attempt to maintain on an ongoing basis, at its sole expense, liability insurance to protect persons serving the Company and its subsidiaries from certain liabilities. Although the furnishing of such insurance has been a customary and widespread practice among United States-based corporations and other business enterprises, the Company believes that, given current market conditions and trends, such insurance may be available to it in the future only at higher premiums and with more exclusions. At the same time, directors, officers, and other persons in service to corporations or business enterprises are being increasingly subjected to expensive and time-consuming litigation relating to, among other things, matters that traditionally would have been brought only against the Company or business enterprise itself. The Third Amended and Restated Certificate of Incorporation of the Company, as the same may be amended from time to time (the "**Certificate of Incorporation**"), requires indemnification of the officers and directors of the Company. Indemnitee may also be entitled to indemnification pursuant to the General Corporation Law of the State of Delaware (as amended from time to time, the "**DGCL**"). The Certificate of Incorporation and the DGCL expressly provide that the indemnification provisions set forth therein are not exclusive, and thereby contemplate that contracts may be entered into between the Company and members of the Board, officers and other persons with respect to indemnification;

WHEREAS, the uncertainties relating to such insurance and to indemnification have increased the difficulty of attracting and retaining such persons;

WHEREAS, the Board has determined that the increased difficulty in attracting and retaining such persons is detrimental to the best interests of the Company's stockholders and that the Company should act to assure such persons that there will be increased certainty of such protection in the future;

WHEREAS, it is reasonable, prudent and necessary for the Company contractually to obligate itself to indemnify, and to advance expenses on behalf of, such persons to the fullest extent permitted by applicable law so that they will serve or continue to serve the Company free from undue concern that they will not be so indemnified;

WHEREAS, this Agreement is a supplement to and in furtherance of the Certificate of Incorporation of the Company and any resolutions adopted pursuant thereto, and shall not be

deemed a substitute therefor, nor to diminish or abrogate any rights of Indemnitee thereunder;

WHEREAS, Indemnitee does not regard the protection available under the Company's Certificate of Incorporation and insurance as adequate in the present circumstances, and may not be willing to serve as an officer or director without adequate protection, and the Company desires Indemnitee to serve in such capacity. Indemnitee is willing to serve, continue to serve and to take on additional service for or on behalf of the Company on the condition that Indemnitee be so indemnified; and

WHEREAS, Indemnitee is a representative of or affiliated with Mitsui & Co., Ltd., a Japanese company ("**MBK**"), and has certain rights to indemnification and/or insurance provided by MBK, which Indemnitee and MBK intend to be secondary to the primary obligation of the Company to indemnify Indemnitee as provided herein, with the Company's acknowledgement and agreement to the foregoing being a material condition to Indemnitee's willingness to serve on the Board.

NOW, THEREFORE, in consideration of Indemnitee's agreement to serve as an officer and/or a director of the Company from and after the date hereof, the parties hereto agree as follows:

1. Indemnity of Indemnitee. The Company hereby agrees to hold harmless and indemnify Indemnitee to the fullest extent permitted by law, as such may be amended from time to time. In furtherance of the foregoing indemnification, and without limiting the generality thereof.

(a) Proceedings Other Than Proceedings by or in the Right of the Company. Indemnitee shall be entitled to the rights of indemnification provided in this Section l(a) if, by reason of his Corporate Status (as hereinafter defined), the Indemnitee is, or is threatened to be made, a party to or participant in any Proceeding (as hereinafter defined) other than a Proceeding by or in the right of the Company. Pursuant to this Section 1(a), Indemnitee shall be indemnified against all Expenses (as hereinafter defined), judgments, penalties, fines and amounts paid in settlement actually and reasonably incurred by him, or on his behalf, in connection with such Proceeding or any claim, issue or matter therein, if the Indemnitee acted in good faith and in a manner the Indemnitee reasonably believed to be in or not opposed to the best interests of the Company, and with respect to any criminal Proceeding, had no reasonable cause to believe the Indemnitee's conduct was unlawful.

(b) Proceedings by or in the Right of the Company. Indemnitee shall be entitled to the rights of indemnification provided in this Section 1(b) if, by reason of his Corporate Status, the Indemnitee is, or is threatened to be made, a party to or participant in any Proceeding brought by or in the right of the Company. Pursuant to this Section 1(b), Indemnitee shall be indemnified against all Expenses actually and reasonably incurred by the Indemnitee, or on the Indemnitee's behalf, in connection with such Proceeding if the Indemnitee acted in good faith and in a manner the Indemnitee reasonably believed to be in or not opposed to the best interests of the Company; provided, however, if applicable law so provides, no indemnification against such Expenses shall be made in respect of any claim, issue or matter in such Proceeding as to which Indemnitee shall have been adjudged to be liable to the Company unless and to the extent that the Court of Chancery of the State of Delaware shall determine that such indemnification may be made.

(c) Indemnification for Expenses of a Party Who is Wholly or Partly Successful. Notwithstanding any other provision of this Agreement, to the extent that Indemnitee is, by reason of his Corporate Status, a party to and is successful, on the merits or otherwise, in any Proceeding, Indemnitee shall be indemnified to the maximum extent permitted by law, as such may be amended from time to time, against all Expenses actually and reasonably incurred by Indemnitee or on his behalf in connection therewith. If Indemnitee is not wholly successful in such Proceeding but is successful, on the merits or otherwise, as to one or more but less than all claims, issues or matters in such Proceeding, the Company shall indemnify Indemnitee against all Expenses actually and reasonably incurred by Indemnitee or on Indemnitee's behalf in connection with each successfully resolved claim, issue or matter. For purposes of this Section and without limitation, the termination of any claim, issue or matter in such a Proceeding by dismissal, with or without prejudice, shall be deemed to be a successful result as to such claim, issue or matter.

(d) Indemnification of Appointing Stockholder.

(i) If (A) Indemnitee is or was affiliated with MBK (an "**Appointing Stockholder**"), and (B) the Appointing Stockholder is, or is threatened to be made, a party to or a participant in any Proceeding relating to or arising by reason of Appointing Stockholder's position as a stockholder of, or lender to, the Company, or Appointing Stockholder's appointment of or affiliation with Indemnitee or any other director, including, without limitation, any alleged misappropriation of a Company asset or corporate opportunity, any claim of misappropriation or infringement of intellectual property relating to the Company, any alleged false or misleading statement or omission made by the Company (or on its behalf) or its employees or agents, or any allegation of inappropriate control or influence over the Company or its Board members, officers, equity holders or debt holders, then the Appointing Stockholder will be entitled to indemnification hereunder for Expenses to the same extent as Indemnitee, and the terms of this Agreement as they relate to procedures for indemnification of Indemnitee and advancement of Expenses shall apply to any such indemnification of Appointing Stockholder.

(ii) The rights provided to the Appointing Stockholder under Section 1(d)(i) shall (A) be suspended during any period during which the Appointing Stockholder does not have a representative on the Company's Board and (B) terminate on an initial public offering of the Company's Common Stock; *provided*, *however*, that in the event of any such suspension or termination, the Appointing Stockholder's rights to indemnification will not be suspended or terminated with respect to any Proceeding based in whole or in part on facts and circumstances occurring at any time prior to such suspension or termination regardless of whether the Proceeding arises before or after such suspension or termination. The Company and Indemnitee agree that the Appointing Stockholder is an express third party beneficiary of the terms of this Section 1(d).

2. Additional Indemnity. In addition to, and without regard to any limitations on, the indemnification provided for in Section 1 of this Agreement, the Company shall and hereby does indemnify and hold harmless Indemnitee against all Expenses, judgments, penalties, fines and amounts paid in settlement actually and reasonably incurred by Indemnitee or on Indemnitee's behalf if, by reason of his Corporate Status, Indemnitee is, or is threatened to be made, a party to or participant in any Proceeding (including a Proceeding by or in the right of the

Company), including, without limitation, all liability arising out of the negligence or active or passive wrongdoing of Indemnitee. The only limitation that shall exist upon the Company's obligations pursuant to this Agreement shall be that the Company shall not be obligated to make any payment to Indemnitee that is finally determined (under the procedures, and subject to the presumptions, set forth in Sections 6 and 7 hereof) to be unlawful.

3. Contribution.

(a) Whether or not the indemnification provided in Sections 1 and 2 hereof is available, in respect of any threatened, pending or completed action, suit or proceeding in which the Company is jointly liable with Indemnitee (or would be if joined in such action, suit or proceeding), the Company shall pay, in the first instance, the entire amount of any judgment or settlement of such action, suit or proceeding without requiring Indemnitee to contribute to such payment and the Company hereby waives and relinquishes any right of contribution it may have against Indemnitee. The Company shall not enter into any settlement of any action, suit or proceeding in which the Company is jointly liable with Indemnitee (or would be if joined in such action, suit or proceeding) unless such settlement provides for a full and final release of all claims asserted against Indemnitee.

(b) Without diminishing or impairing the obligations of the Company set forth in the preceding subparagraph, if, for any reason, Indemnitee shall elect or be required to pay all or any portion of any judgment or settlement in any threatened, pending or completed action, suit or proceeding in which the Company is jointly liable with Indemnitee (or would be if joined in such action, suit or proceeding), the Company shall contribute to the amount of Expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred and paid or payable by Indemnitee in proportion to the relative benefits received by the Company and all officers, directors or employees of the Company, other than Indemnitee, who are jointly liable with Indemnitee (or would be if joined in such action, suit or proceeding), on the one hand, and Indemnitee, on the other hand, from the transaction or events from which such action, suit or proceeding arose; provided, however, that the proportion determined on the basis of relative benefit may, to the extent necessary to conform to law, be further adjusted by reference to the relative fault of the Company and all officers, directors or employees of the Company other than Indemnitee who are jointly liable with Indemnitee (or would be if joined in such action, suit or proceeding), on the one hand, and Indemnitee, on the other hand, in connection with the transaction or events that resulted in such expenses, judgments, fines or settlement amounts, as well as any other equitable considerations which applicable law may require to be considered. The relative fault of the Company and all officers, directors or employees of the Company, other than Indemnitee, who are jointly liable with Indemnitee (or would be if joined in such action, suit or proceeding), on the one hand, and Indemnitee, on the other hand, shall be determined by reference to, among other things, the degree to which their actions were motivated by intent to gain personal profit or advantage, the degree to which their liability is primary or secondary and the degree to which their conduct is active or passive.

(c) The Company hereby agrees to fully indemnify and hold Indemnitee harmless from any claims of contribution which may be brought by officers, directors, or employees of the Company, other than Indemnitee, who may be jointly liable with Indemnitee.

(d) To the fullest extent permissible under applicable law, if the indemnification provided for in this Agreement is unavailable to Indemnitee for any reason

whatsoever, the Company, in lieu of indemnifying Indemnitee, shall contribute to the amount incurred by Indemnitee, whether for judgments, fines, penalties, excise taxes, amounts paid or to be paid in settlement and/or for Expenses, in connection with any claim relating to an indemnifiable event under this Agreement, in such proportion as is deemed fair and reasonable in light of all of the circumstances of such Proceeding in order to reflect (i) the relative benefits received by the Company and Indemnitee as a result of the event(s) and/or transaction(s) giving cause to such Proceeding and/or (ii) the relative fault of the Company (and its directors, officers, employees and agents) and Indemnitee in connection with such event(s) and/or transaction(s).

4. Indemnification for Expenses of a Witness. Notwithstanding any other provision of this Agreement, to the extent that Indemnitee is, by reason of his Corporate Status, a witness, or is made (or asked) to respond to discovery requests, in any Proceeding to which Indemnitee is not a party, Indemnitee shall be indemnified against all Expenses actually and reasonably incurred by Indemnitee or on his behalf in connection therewith.

5. Advancement of Expenses. Notwithstanding any other provision of this Agreement, the Company shall advance all Expenses incurred by or on behalf of Indemnitee in connection with any Proceeding by reason of Indemnitee's Corporate Status within thirty (30) days after the receipt by the Company of a statement or statements from Indemnitee requesting such advance or advances from time to time, whether prior to or after final disposition of such Proceeding. Such statement or statements shall reasonably evidence the Expenses incurred by Indemnitee and shall include or be preceded or accompanied by a written undertaking by or on behalf of Indemnitee to repay any Expenses advanced if it shall ultimately be determined that Indemnitee is not entitled to be indemnified against such Expenses. Any advances and undertakings to repay pursuant to this Section 5 shall be unsecured and interest free.

6. Procedures and Presumptions for Determination of Entitlement to Indemnification. It is the intent of this Agreement to secure for Indemnitee rights of indemnity that are as favorable as may be permitted under the DGCL and public policy of the State of Delaware. Accordingly, the parties agree that the following procedures and presumptions shall apply in the event of any question as to whether Indemnitee is entitled to indemnification under this Agreement:

(a) To obtain indemnification under this Agreement, Indemnitee shall submit to the Company a written request, including therein or therewith such documentation and information as is reasonably available to Indemnitee and is reasonably necessary to determine whether and to what extent Indemnitee is entitled to indemnification. The Secretary of the Company shall, promptly upon receipt of such a request for indemnification, advise the Board in writing that Indemnitee has requested indemnification. Notwithstanding the foregoing, any failure of Indemnitee to provide such a request to the Company, or to provide such a request in a timely fashion, shall not relieve the Company of any liability that it may have to Indemnitee unless, and to the extent that, such failure actually and materially prejudices the interests of the Company.

(b) Upon written request by Indemnitee for indemnification pursuant to the first sentence of Section 6(a) hereof, a determination with respect to Indemnitee's entitlement thereto shall be made in the specific case by one of the following four methods, which shall be at the election of the Board (1) by a majority vote of the disinterested directors, even though less than a quorum, (2) by a committee of disinterested directors designated by a majority vote of the

disinterested directors, even though less than a quorum, (3) if there are no disinterested directors or if the disinterested directors so direct, by independent legal counsel in a written opinion to the Board, a copy of which shall be delivered to the Indemnitee, or (4) if so directed by the Board, by the stockholders of the Company. For purposes hereof, disinterested directors are those members of the Board who are not parties to the action, suit or proceeding in respect of which indemnification is sought by Indemnitee.

(c) If the determination of entitlement to indemnification is to be made by Independent Counsel pursuant to Section 6(b) hereof, the Independent Counsel shall be selected as provided in this Section 6(c). The Independent Counsel shall be selected by the Board. Indemnitee may, within ten (10) days after such written notice of selection shall have been given, deliver to the Company a written objection to such selection; provided, however, that such objection may be asserted only on the ground that the Independent Counsel so selected does not meet the requirements of "**Independent Counsel**" as defined in Section 13 of this Agreement, and the objection shall set forth with particularity the factual basis of such assertion. Absent a proper and timely objection, the person so selected shall act as Independent Counsel. If a written objection is made and substantiated, the Independent Counsel selected may not serve as Independent Counsel unless and until such objection is withdrawn or a court has determined that such objection is without merit. If, within twenty (20) days after submission by Indemnitee of a written request for indemnification pursuant to Section 6(a) hereof, no Independent Counsel shall have been selected and not objected to, either the Company or Indemnitee may petition the Court of Chancery of the State of Delaware or other court of competent jurisdiction for resolution of any objection which shall have been made by the Indemnitee to the Company's selection of Independent Counsel and/or for the appointment as Independent Counsel of a person selected by the court or by such other person as the court shall designate, and the person with respect to whom all objections are so resolved or the person so appointed shall act as Independent Counsel under Section 6(b) hereof. The Company shall pay any and all reasonable fees and expenses of Independent Counsel incurred by such Independent Counsel in connection with acting pursuant to Section 6(b) hereof, and the Company shall pay all reasonable fees and expenses incident to the procedures of this Section 6(c), regardless of the manner in which such Independent Counsel was selected or appointed.

(d) In making a determination with respect to entitlement to indemnification hereunder, the person or persons or entity making such determination shall presume that Indemnitee is entitled to indemnification under this Agreement. Anyone seeking to overcome this presumption shall have the burden of proof and the burden of persuasion by clear and convincing evidence. Neither the failure of the Company (including by its directors or independent legal counsel) to have made a determination prior to the commencement of any action pursuant to this Agreement that indemnification is proper in the circumstances because Indemnitee has met the applicable standard of conduct, nor an actual determination by the Company (including by its directors or independent legal counsel) that Indemnitee has not met such applicable standard of conduct, shall be a defense to the action or create a presumption that Indemnitee has not met the applicable standard of conduct.

(e) Indemnitee shall be deemed to have acted in good faith if Indemnitee's action is based on the records or books of account of the Enterprise (as hereinafter defined), including financial statements, or on information supplied to Indemnitee by the officers of the Enterprise in the course of their duties, or on the advice of legal counsel for the Enterprise or on information or records given or reports made to the Enterprise by an independent certified public

accountant or by an appraiser or other expert selected with reasonable care by the Enterprise. In addition, the knowledge and/or actions, or failure to act, of any director, officer, agent or employee of the Enterprise shall not be imputed to Indemnitee for purposes of determining the right to indemnification under this Agreement. Whether or not the foregoing provisions of this Section 6(e) are satisfied, it shall in any event be presumed that Indemnitee has at all times acted in good faith and in a manner Indemnitee reasonably believed to be in or not opposed to the best interests of the Company. Anyone seeking to overcome this presumption shall have the burden of proof and the burden of persuasion by clear and convincing evidence.

(f) If the person, persons or entity empowered or selected under Section 6 to determine whether Indemnitee is entitled to indemnification shall not have made a determination within sixty (60) days after receipt by the Company of the request therefor, the requisite determination of entitlement to indemnification shall be deemed to have been made and Indemnitee shall be entitled to such indemnification absent (i) a misstatement by Indemnitee of a material fact, or an omission of a material fact necessary to make Indemnitee's statement not materially misleading, in connection with the request for indemnification, or (ii) a prohibition of such indemnification under applicable law; provided, however, that such sixty (60) day period may be extended for a reasonable time, not to exceed an additional thirty (30) days, if the person, persons or entity making such determination with respect to entitlement to indemnification in good faith requires such additional time to obtain or evaluate documentation and/or information relating thereto; and provided further, that the foregoing provisions of this Section 6(f) shall not apply if the determination of entitlement to indemnification is to be made by the stockholders pursuant to Section 6(b) of this Agreement and if (A) within fifteen (15) days after receipt by the Company of the request for such determination, the Board or the Disinterested Directors, if appropriate, resolve to submit such determination to the stockholders for their consideration at an annual meeting thereof to be held within seventy five (75) days after such receipt and such determination is made thereat, or (B) a special meeting of stockholders is called within fifteen (15) days after such receipt for the purpose of making such determination, such meeting is held for such purpose within sixty (60) days after having been so called and such determination is made thereat.

(g) Indemnitee shall cooperate with the person, persons or entity making such determination with respect to Indemnitee's entitlement to indemnification, including providing to such person, persons or entity upon reasonable advance request any documentation or information which is not privileged or otherwise protected from disclosure and which is reasonably available to Indemnitee and reasonably necessary to such determination. Any Independent Counsel, member of the Board or stockholder of the Company shall act reasonably and in good faith in making a determination regarding the Indemnitee's entitlement to indemnification under this Agreement. Any costs or expenses (including attorneys' fees and disbursements) incurred by Indemnitee in so cooperating with the person, persons or entity making such determination shall be borne by the Company (irrespective of the determination as to Indemnitee's entitlement to indemnification) and the Company hereby indemnifies and agrees to hold Indemnitee harmless therefrom.

(h) In the event that any action, suit or proceeding to which Indemnitee is a party is resolved in any manner other than by adverse judgment against Indemnitee (including, without limitation, settlement of such action, suit or proceeding with or without payment of money or other consideration) it shall be presumed that Indemnitee has been successful on the merits or otherwise in such action, suit or proceeding. Anyone seeking to overcome this

presumption shall have the burden of proof and the burden of persuasion by clear and convincing evidence.

(i) The termination of any Proceeding or of any claim, issue or matter therein, by judgment, order, settlement or conviction, or upon a plea of nolo contendere or its equivalent, shall not (except as otherwise expressly provided in this Agreement) of itself adversely affect the right of Indemnitee to indemnification or create a presumption that Indemnitee did not act in good faith and in a manner which Indemnitee reasonably believed to be in or not opposed to the best interests of the Company or, with respect to any criminal Proceeding, that Indemnitee had reasonable cause to believe that his conduct was unlawful.

7. Remedies of Indemnitee.

(a) In the event that (i) a determination is made pursuant to Section 6 of this Agreement that Indemnitee is not entitled to indemnification under this Agreement, (ii) advancement of Expenses is not timely made pursuant to Section 5 of this Agreement, (iii) no determination of entitlement to indemnification is made pursuant to Section 6(b) of this Agreement within ninety (90) days after receipt by the Company of the request for indemnification, (iv) payment of indemnification is not made pursuant to Sections 1(c), 1(e), 4 or the last sentence of Section 6(g) of this Agreement within ten (10) days after receipt by the Company of a written request therefor, or (v) payment of indemnification is not made pursuant to Section 1(a), 1(b) and 2 of this Agreement within ten (10) days after a determination has been made that Indemnitee is entitled to indemnification or such determination is deemed to have been made pursuant to Section 6 of this Agreement, Indemnitee shall be entitled to an adjudication in an appropriate court of the State of Delaware, or in any other court of competent jurisdiction, of Indemnitee's entitlement to such indemnification. Indemnitee shall commence such proceeding seeking an adjudication within one hundred eighty (180) days following the date on which Indemnitee first has the right to commence such proceeding pursuant to this Section 7(a). The Company shall not oppose Indemnitee's right to seek any such adjudication.

(b) In the event that a determination shall have been made pursuant to Section 6(b) of this Agreement that Indemnitee is not entitled to indemnification, any judicial proceeding commenced pursuant to this Section 7 shall be conducted in all respects as a de novo trial on the merits, and Indemnitee shall not be prejudiced by reason of the adverse determination under Section 6(b).

(c) If a determination shall have been made pursuant to Section 6(b) of this Agreement that Indemnitee is entitled to indemnification, the Company shall be bound by such determination in any judicial proceeding commenced pursuant to this Section 7, absent (i) a misstatement by Indemnitee of a material fact, or an omission of a material fact necessary to make Indemnitee's misstatement not materially misleading in connection with the application for indemnification, or (ii) a prohibition of such indemnification under applicable law.

(d) In the event that Indemnitee, pursuant to this Section 7, seeks a judicial adjudication of his rights under, or to recover damages for breach of, this Agreement, or to recover under any directors' and officers' liability insurance policies maintained by the Company, the Company shall pay on his behalf, in advance, any and all expenses (of the types described in the definition of Expenses in Section 13 of this Agreement) actually and reasonably incurred by Indemnitee in such judicial adjudication, regardless of whether Indemnitee

ultimately is determined to be entitled to such indemnification, advancement of expenses or insurance recovery.

(e) The Company shall be precluded from asserting in any judicial proceeding commenced pursuant to this Section 7 that the procedures and presumptions of this Agreement are not valid, binding and enforceable and shall stipulate in any such court that the Company is bound by all the provisions of this Agreement. The Company shall indemnify Indemnitee against any and all Expenses and, if requested by Indemnitee, shall (within ten (10) days after receipt by the Company of a written request therefore) advance, to the extent not prohibited by law, such expenses to Indemnitee, which are incurred by Indemnitee in connection with any action brought by Indemnitee for indemnification or advance of Expenses from the Company under this Agreement or under any directors' and officers' liability insurance policies maintained by the Company, regardless of whether Indemnitee ultimately is determined to be entitled to such indemnification, advancement of Expenses or insurance recovery, as the case may be.

(f) Notwithstanding anything in this Agreement to the contrary, no determination as to entitlement to indemnification under this Agreement shall be required to be made prior to the final disposition of the Proceeding.

8. Non-Exclusivity; Survival of Rights; Insurance; Primacy of Indemnification; Subrogation.

(a) The rights of indemnification as provided by this Agreement shall not be deemed exclusive of any other rights to which Indemnitee may at any time be entitled under applicable law, the Certificate of Incorporation, the Bylaws, any agreement, a vote of stockholders, a resolution of directors of the Company, or otherwise. No amendment, alteration or repeal of this Agreement or of any provision hereof shall limit or restrict any right of Indemnitee under this Agreement in respect of any action taken or omitted by such Indemnitee in his Corporate Status prior to such amendment, alteration or repeal. To the extent that a change in the DGCL, whether by statute or judicial decision, permits greater indemnification than would be afforded currently under the Certificate of Incorporation, Bylaws and this Agreement, it is the intent of the parties hereto that Indemnitee shall enjoy by this Agreement the greater benefits so afforded by such change. No right or remedy herein conferred is intended to be exclusive of any other right or remedy, and every other right and remedy shall be cumulative and in addition to every other right and remedy given hereunder or now or hereafter existing at law or in equity or otherwise. The assertion or employment of any right or remedy hereunder, or otherwise, shall not prevent the concurrent assertion or employment of any other right or remedy.

(b) To the extent that the Company maintains an insurance policy or policies providing liability insurance for directors, officers, employees, or agents or fiduciaries of the Company or of any other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise that such person serves at the request of the Company, Indemnitee shall be covered by such policy or policies in accordance with its or their terms to the maximum extent of the coverage available for any director, officer, employee, agent or fiduciary under such policy or policies. If, at the time of the receipt of a notice of a claim pursuant to the terms hereof, the Company has directors' and officers' liability insurance in effect, the Company shall give prompt notice of the commencement of such proceeding to the insurers in accordance with the procedures set forth in the respective policies. The Company shall thereafter take all necessary

or desirable action to cause such insurers to pay, on behalf of the Indemnitee, all amounts payable as a result of such proceeding in accordance with the terms of such policies.

(c) The Company hereby acknowledges that Indemnitee may have certain rights to indemnification, advancement of expenses and/or insurance provided by MBK and certain of its affiliates (collectively, the " MBK Indemnitors"). The Company hereby agrees (i) that it is the indemnitor of first resort (*i.e.*, its obligations to Indemnitee are primary and any obligation of the MBK Indemnitors to advance expenses or to provide indemnification for the same expenses or liabilities incurred by Indemnitee are secondary), (ii) that it shall be required to advance the full amount of expenses incurred by Indemnitee and shall be liable for the full amount of all Expenses, judgments, penalties, fines and amounts paid in settlement to the extent legally permitted and as required by the terms of this Agreement and the Certificate of Incorporation or Bylaws of the Company (or any other agreement between the Company and Indemnitee), without regard to any rights Indemnitee may have against the MBK Indemnitors, and (iii) that it irrevocably waives, relinquishes and releases the MBK Indemnitors from any and all claims against the MBK Indemnitors for contribution, subrogation or any other recovery of any kind in respect thereof. The Company further agrees that no advancement or payment by the MBK Indemnitors on behalf of Indemnitee with respect to any claim for which Indemnitee has sought indemnification from the Company shall affect the foregoing and the MBK Indemnitors shall have a right of contribution and/or be subrogated to the extent of such advancement or payment to all of the rights of recovery of Indemnitee against the Company. The Company and Indemnitee agree that the MBK Indemnitors are express third party beneficiaries of the terms of this Section 8(c).

(d) Except as provided in paragraph (c) above, in the event of any payment under this Agreement, the Company shall be subrogated to the extent of such payment to all of the rights of recovery of Indemnitee (other than against the MBK Indemnitors), who shall execute all papers required and take all action necessary to secure such rights, including execution of such documents as are necessary to enable the Company to bring suit to enforce such rights.

(e) Except as provided in paragraph (c) above, the Company shall not be liable under this Agreement to make any payment of amounts otherwise indemnifiable hereunder if and to the extent that Indemnitee has otherwise actually received such payment under any insurance policy, contract, agreement or otherwise.

(f) Except as provided in paragraph (c) above, the Company's obligation to indemnify or advance Expenses hereunder to Indemnitee who is or was serving at the request of the Company as a director, officer, employee or agent of any other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise shall be reduced by any amount Indemnitee has actually received as indemnification or advancement of expenses from such other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise.

9. Exception to Right of Indemnification. Notwithstanding any provision in this Agreement, the Company shall not be obligated under this Agreement to make any indemnity in connection with any claim made against Indemnitee:

(a) for which payment has actually been made to or on behalf of Indemnitee under any insurance policy or other indemnity provision, except with respect to any excess

beyond the amount paid under any insurance policy or other indemnity provision, provided, that the foregoing shall not affect the rights of Indemnitee or the MBK Indemnitors set forth in Section 8(c) above; or

(b) for an accounting of profits made from the purchase and sale (or sale and purchase) by Indemnitee of securities of the Company within the meaning of Section 16(b) of the Securities Exchange Act of 1934, as amended, or similar provisions of state statutory law or common law; or

(c) except as provided in Section 7(e) of this Agreement, in connection with any Proceeding (or any part of any Proceeding) initiated by Indemnitee, including any Proceeding (or any part of any Proceeding) initiated by Indemnitee against the Company or its directors, officers, employees or other indemnitees, unless (i) the Board authorized the Proceeding (or any part of any Proceeding) prior to its initiation, or (ii) such payment arises in connection with any mandatory counterclaim or cross claim brought or raised by Indemnitee in any Proceeding (or any part of any Proceeding) or (iii) the Company provides the indemnification, in its sole discretion, pursuant to the powers vested in the Company under applicable law.

10. Duration of Agreement. All agreements and obligations of the Company contained herein shall continue during the period Indemnitee is an officer or director of the Company (or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise) and shall continue thereafter so long as Indemnitee shall be subject to any Proceeding (or any proceeding commenced under Section 7 hereof) by reason of his Corporate Status, whether or not Indemnitee is acting or serving in any such capacity at the time any liability or expense is incurred for which indemnification can be provided under this Agreement. This Agreement shall be binding upon and inure to the benefit of and be enforceable by the parties hereto and their respective successors (including any direct or indirect successor by purchase, merger, consolidation or otherwise to all or substantially all of the business or assets of the Company), assigns, spouses, heirs, executors and personal and legal representatives.

11. Security. To the extent requested by Indemnitee and approved by the Board, the Company may at any time and from time to time provide security to Indemnitee for the Company's obligations hereunder through an irrevocable bank line of credit, funded trust or other collateral. Any such security, once provided to Indemnitee, may not be revoked or released without the prior written consent of the Indemnitee.

12. Enforcement.

(a) The Company expressly confirms and agrees that it has entered into this Agreement and assumes the obligations imposed on it hereby in order to induce Indemnitee to serve as an officer or director of the Company, and the Company acknowledges that Indemnitee is relying upon this Agreement in serving as an officer or director of the Company.

(b) This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and supersedes all prior agreements and understandings, oral, written and implied, between the parties hereto with respect to the subject matter hereof.

(c) The Company shall not seek from a court, or agree to, a "bar order" which would have the effect of prohibiting or limiting the Indemnitee's rights to receive advancement of Expenses under this Agreement.

13. Definitions. For purposes of this Agreement:

(a) "**Corporate Status**" describes the status of a person (i) who is or was a director, officer, employee, agent or fiduciary of the Company or of any other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise that such person is or was serving at the express written request of the Company or (ii) at the request of the Company, who is or was a manager, director, officer, agent or fiduciary of the another organization, including, without limitation, any subsidiary of the Company.

(b) "**Disinterested Director**" means a director of the Company who is not and was not a party to the Proceeding in respect of which indemnification is sought by Indemnitee.

(c) "**Enterprise**" shall mean the Company and any other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise that Indemnitee is or was serving at the express written request of the Company as a director, officer, employee, agent or fiduciary.

(d) "**Expenses**" shall include all reasonable attorneys' fees, retainers, court costs, transcript costs, fees of experts, witness fees, travel expenses, duplicating costs, printing and binding costs, telephone charges, postage, delivery service fees and all other disbursements or expenses of the types customarily incurred in connection with prosecuting, defending, preparing to prosecute or defend, investigating, participating, or being or preparing to be a witness in a Proceeding, or responding to, or objecting to, a request to provide discovery in any Proceeding. Expenses also shall include Expenses incurred in connection with any appeal resulting from any Proceeding and any federal, state, local or foreign taxes imposed on the Indemnitee as a result of the actual or deemed receipt of any payments under this Agreement, including without limitation the premium, security for, and other costs relating to any cost bond, supersede as bond, or other appeal bond or its equivalent. Expenses, however, shall not include amounts paid in settlement by Indemnitee or the amount of judgments or fines against Indemnitee.

(e) "**Independent Counsel**" means a law firm, or a member of a law firm, that is experienced in matters of corporation law and neither presently is, nor in the past five years has been, retained to represent (i) the Company or Indemnitee in any matter material to either such party (other than with respect to matters concerning Indemnitee under this Agreement, or of other indemnitees under similar indemnification agreements), or (ii) any other party to the Proceeding giving rise to a claim for indemnification hereunder. Notwithstanding the foregoing, the term "Independent Counsel" shall not include any person who, under the applicable standards of professional conduct then prevailing, would have a conflict of interest in representing either the Company or Indemnitee in an action to determine Indemnitee's rights under this Agreement. The Company agrees to pay the reasonable fees of the Independent Counsel referred to above and to fully indemnify such counsel against any and all Expenses, claims, liabilities and damages arising out of or relating to this Agreement or its engagement pursuant hereto.

(f) "**Proceeding**" includes any threatened, pending or completed action, suit, arbitration, alternate dispute resolution mechanism, investigation, inquiry, administrative hearing or any other actual, threatened or completed proceeding, whether brought by or in the right of the Company or otherwise and whether civil, criminal, administrative or investigative, in which Indemnitee was, is or will be involved as a party or otherwise, by reason of his or her Corporate Status, by reason of any action taken by Indemnitee or of any inaction on his part while acting in his or her Corporate Status; in each case whether or not Indemnitee is acting or serving in any such capacity at the time any liability or expense is incurred for which indemnification can be provided under this Agreement; including one pending on or before the date of this Agreement, but excluding one initiated by an Indemnitee pursuant to Section 7 of this Agreement to enforce his rights under this Agreement.

14. Severability. The invalidity or unenforceability of any provision hereof shall in no way affect the validity or enforceability of any other provision. Further, the invalidity or unenforceability of any provision hereof as to either Indemnitee or Appointing Stockholder shall in no way affect the validity or enforceability of any provision hereof as to the other. Without limiting the generality of the foregoing, this Agreement is intended to confer upon Indemnitee and Appointing Stockholder indemnification rights to the fullest extent permitted by applicable laws. In the event any provision hereof conflicts with any applicable law, such provision shall be deemed modified, consistent with the aforementioned intent, to the extent necessary to resolve such conflict.

15. Modification and Waiver. No supplement, modification, termination or amendment of this Agreement shall be binding unless executed in writing by both of the parties hereto. No waiver of any of the provisions of this Agreement shall be deemed or shall constitute a waiver of any other provisions hereof (whether or not similar) nor shall such waiver constitute a continuing waiver.

16. Notice By Indemnitee. Indemnitee agrees promptly to notify the Company in writing upon being served with or otherwise receiving any summons, citation, subpoena, complaint, indictment, information or other document relating to any Proceeding or matter which may be subject to indemnification covered hereunder. The failure to so notify the Company shall not relieve the Company of any obligation which it may have to Indemnitee under this Agreement or otherwise unless and only to the extent that such failure or delay materially prejudices the Company.

17. Notices. All notices and other communications given or made pursuant to this Agreement shall be in writing and shall be deemed effectively given (a) upon personal delivery to the party to be notified, (b) when sent by confirmed electronic mail or facsimile if sent during normal business hours of the recipient, and if not so confirmed, then on the next business day, (c) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one (1) day after deposit with a nationally recognized overnight courier, specifying next day delivery, with written verification of receipt. All communications shall be sent:

(a) To Indemnitee at the address set forth below Indemnitee signature hereto.

(b) To the Company at:

Koios Medical, Inc.
242 W. 38th Street, 14th Floor
New York, New York 10018
Attention: Chief Executive Officer

or to such other address as may have been furnished to Indemnitee by the Company or to the Company by Indemnitee, as the case may be.

18. Counterparts. This Agreement may be executed in two (2) or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Counterparts may be delivered via facsimile, electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, *e.g.*, www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

19. Headings. The headings of the paragraphs of this Agreement are inserted for convenience only and shall not be deemed to constitute part of this Agreement or to affect the construction thereof.

20. Governing Law and Consent to Jurisdiction. This Agreement and the legal relations among the parties shall be governed by, and construed and enforced in accordance with, the laws of the State of Delaware, without regard to its conflict of laws rules. The Company and Indemnitee hereby irrevocably and unconditionally (i) agree that any action or proceeding arising out of or in connection with this Agreement shall be brought only in the Chancery Court of the State of Delaware (the "**Delaware Court**"), and not in any other state or federal court in the United States of America or any court in any other country, (ii) consent to submit to the exclusive jurisdiction of the Delaware Court for purposes of any action or proceeding arising out of or in connection with this Agreement, (iii) waive any objection to the laying of venue of any such action or proceeding in the Delaware Court, and (iv) waive, and agree not to plead or to make, any claim that any such action or proceeding brought in the Delaware Court has been brought in an improper or inconvenient forum.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have executed this Indemnification Agreement on and as of the day and year first above written.

"COMPANY"

KOIOS MEDICAL, INC.

By:___________________________________
Name:________________________________
Title:_________________________________

"INDEMNITEE"

____
Name: Christine Li Shuling

Address: ____
____
____
____

EXHIBIT D

FORM OF INVESTORS' RIGHTS AGREEMENT

KOIOS MEDICAL, INC.

AMENDED AND RESTATED INVESTORS' RIGHTS AGREEMENT

Dated as of January [●], 2023

TABLE OF CONTENTS

Page

AMENDED AND RESTATED INVESTORS' RIGHTS AGREEMENT

THIS AMENDED AND RESTATED INVESTORS' RIGHTS AGREEMENT (this "**Agreement**"), is made as of January [•], 2023, by and among Koios Medical, Inc., a Delaware corporation (the "**Company**"); each of the investors listed on Schedule A hereto, each of which is referred to in this Agreement as an "**Investor**", and any Additional Purchaser (as defined in the Purchase Agreement) that becomes a party to this Agreement in accordance with Section 6.9 hereof.

RECITALS

WHEREAS, the Company and certain of the parties hereto entered into that certain Investors' Rights Agreement dated as of December 28, 2018 (the "**Prior Agreement**");

WHEREAS, pursuant to Subsection 6.6 of the Prior Agreement, the Prior Agreement may be amended with the written consent of the Company and the holders of at least fifty percent (50%) of the Registrable Securities (as defined in the Prior Agreement) then outstanding, voting together as a single class on an as-converted to Common Stock (as defined in the Prior Agreement) basis, including, with respect to certain sections of the Prior Agreement, the written consent of KMED Investments LC, a Virginia limited liability company ("**KMED**") (such holders, collectively, the "**Amending Holders**");

WHEREAS, the undersigned, including the Company and the Amending Holders, desire to amend and restate the Prior Agreement as set forth herein; and

WHEREAS, the Company and certain Investors are parties to that certain Series B Preferred Stock Purchase Agreement dated as of even date herewith (the "**Purchase Agreement**"), under which certain of the Company's and such Investors' obligations are conditioned upon the execution and delivery of this Agreement by such Investors and the Company.

NOW, THEREFORE, the parties hereby agree that the Prior Agreement is hereby amended and restated in its entirety by this Agreement, and the parties to this Agreement further agree as follows:

1. Definitions. For purposes of this Agreement:

1.1. "**Affiliate**" means, with respect to any specified Person, any other Person who, directly or indirectly, controls, is controlled by, or is under common control with such Person, including without limitation any general partner, managing member, officer, director or trustee of such Person or any venture capital fund or registered investment company now or hereafter existing that is controlled by one or more general partners, managing members or investment advisor of, or shares the same management company or investment advisor with, such Person.

1.2. "**Board of Directors**" means the board of directors of the Company.

1.3. "**Common Stock**" means shares of the Company's Common Stock, par value $0.00001 per share.

1.4. "**Competitor**" means a Person engaged, directly or indirectly (including through any partnership, limited liability company, corporation, joint venture or similar arrangement (whether now existing or formed hereafter)), in the business of healthcare services and technologies, but shall not include (i) any financial investment firm or collective investment vehicle that, together with its Affiliates, holds less than 25% of the outstanding equity of any Competitor and does not, nor do any of its Affiliates, have a right to designate any members of the board of directors of any Competitor, or (ii) Mitsui (as defined below).

1.5. "**Damages**" means any loss, damage, claim or liability (joint or several) to which a party hereto may become subject under the Securities Act, the Exchange Act, or other federal or state law, insofar as such loss, damage, claim or liability (or any action in respect thereof) arises out of or is based upon: (i) any untrue statement or alleged untrue statement of a material fact contained in any registration statement of the Company, including any preliminary prospectus or final prospectus contained therein or any amendments or supplements thereto; (ii) an omission or alleged omission to state therein a material fact required to be stated therein, or necessary to make the statements therein not misleading; or (iii) any violation or alleged violation by the indemnifying party (or any of its agents or Affiliates) of the Securities Act, the Exchange Act, any state securities law, or any rule or regulation promulgated under the Securities Act, the Exchange Act, or any state securities law.

1.6. "**Derivative Securities**" means any securities or rights convertible into, or exercisable or exchangeable for (in each case, directly or indirectly), Common Stock, including options and warrants.

1.7. "**Eligible Stockholder**" means each Investor that is an "accredited investor," as such term is defined Rule 501 of Regulation D promulgated under the Securities Act.

1.8. "**Exchange Act**" means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

1.9. "**Excluded Registration**" means (i) a registration relating to the sale or grant of securities to employees of the Company or a subsidiary pursuant to a stock option, stock purchase, equity incentive, or similar plan; (ii) a registration relating to an SEC Rule 145 transaction; (iii) a registration on any form that does not include substantially the same information as would be required to be included in a registration statement covering the sale of the Registrable Securities; or (iv) a registration in which the only Common Stock being registered is Common Stock issuable upon conversion of debt securities that are also being registered.

1.10. "**FCPA**" has the meaning given to such term in Subsection 5.8.

1.11. "**Form S-1**" means such form under the Securities Act as in effect on the date hereof or any successor registration form under the Securities Act subsequently adopted by the SEC.

1.12. "**Form S-3**" means such form under the Securities Act as in effect on the date hereof or any registration form under the Securities Act subsequently adopted by the SEC that permits incorporation of substantial information by reference to other documents filed by the Company with the SEC.

1.13. "**Fully Exercising Stockholders**" has the meaning given to such term in Subsection 4.1.

1.14. "**GAAP**" means generally accepted accounting principles in the United States as in effect from time to time.

1.15. "**Holder**" means any holder of Registrable Securities who is a party to this Agreement.

1.16. "**Immediate Family Member**" means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, including, adoptive relationships, of a natural person referred to herein.

1.17. "**Initiating Holders**" means, collectively, Holders who properly initiate a registration request under this Agreement.

1.18. "**Investor**" has the meaning given to such term in the Recitals to this Agreement.

1.19. "**Investor Director**" has the meaning given to such term in Subsection 5.6.

1.20. "**Investor Indemnitor**" has the meaning given to such term in Subsection 5.6.

1.21. "**IPO**" means the Company's first underwritten public offering of its Common Stock under the Securities Act.

1.22. "**Key Employee**" means any executive-level employee (including, division director and vice president-level positions) as well as any employee who, either alone or in concert with others, develops, invents, programs, or designs any Company Intellectual Property (as defined in the Purchase Agreement).

1.23. "**Major Investor**" means any Investor that, individually or together with such Investor's Affiliates, holds at least 112,741 shares of Registrable Securities (as adjusted for any stock split, stock dividend, combination, or other recapitalization or reclassification effected after the date hereof).

1.24. "**New Securities**" means, collectively, equity securities of the Company, whether or not currently authorized, as well as rights, options, or warrants to purchase such equity securities, or securities of any type whatsoever that are, or may become, convertible or exchangeable into or exercisable for such equity securities.

1.25. "**Offer Notice**" has the meaning given to such term in Subsection 4.1.

1.26. "**Person**" means any individual, corporation, partnership, trust, limited liability company, association or other entity.

1.27. “**Preferred Director**” means each of the Series A Director and/or Series B Director.

1.28. “**Preferred Stock**” means, collectively, the shares of the Series A Preferred Stock and Series B Preferred Stock.

1.29. “**Purchase Agreement**” has the meaning given to such term in the Recitals to this Agreement.

1.30. “**Registrable Securities**” means (i) the Common Stock issuable or issued upon conversion of the Preferred Stock; (ii) any Common Stock, or any Common Stock issued or issuable (directly or indirectly) upon conversion and/or exercise of any other securities of the Company, acquired by the Investors after the date hereof; and (iii) any Common Stock issued as (or issuable upon the conversion or exercise of any warrant, right, or other security that is issued as) a dividend or other distribution with respect to, or in exchange for or in replacement of, the shares referenced in clauses (i) and (ii) above; excluding in all cases, however, any Registrable Securities sold by a Person in a transaction in which the applicable rights under this Agreement are not assigned pursuant to Subsection 6.1, and excluding for purposes of Section 2 any shares for which registration rights have terminated pursuant to Subsection 2.13 of this Agreement.

1.31. “**Registrable Securities then outstanding**” means the number of shares determined by adding the number of shares of outstanding Common Stock that are Registrable Securities and the number of shares of Common Stock issuable (directly or indirectly) pursuant to then exercisable and/or convertible securities that are Registrable Securities.

1.32. “**Restated Certificate**” means the Company’s Third Amended and Restated Certificate of Incorporation, as may be further amended or amended and restated from time to time.

1.33. “**Restricted Securities**” means the securities of the Company required to be notated with the legend set forth in Subsection 2.12(a) hereof.

1.34. “**SEC**” means the Securities and Exchange Commission.

1.35. “**SEC Rule 144**” means Rule 144 promulgated by the SEC under the Securities Act.

1.36. “**SEC Rule 145**” means Rule 145 promulgated by the SEC under the Securities Act.

1.37. “**Securities Act**” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

1.38. “**Selling Expenses**” means all underwriting discounts, selling commissions, and stock transfer taxes applicable to the sale of Registrable Securities, and fees and disbursements of counsel for any Holder, except for the fees and disbursements of the Selling Holder Counsel borne and paid by the Company as provided in Subsection 2.6.

1.39. "**Selling Holder Counsel**" has the meaning given to such term in Subsection 2.6.

1.40. "**Series A Director**" means any director of the Company that the holders of record of the Series A Preferred Stock, voting as a separate class, are entitled to elect pursuant to the Restated Certificate.

1.41. "**Series B Director**" means any director of the Company that the holders of record of the Series B Preferred Stock, voting as a separate class, are entitled to elect pursuant to the Restated Certificate.

1.42. "**Series A Preferred Stock**" means shares of the Company's Series A Preferred Stock, par value $0.00001 per share.

1.43. "**Series B Preferred Stock**" means shares of the Company's (i) Series B-1 Preferred Stock, par value $0. 00001 per share; (ii) Series B-2 Preferred Stock, par value $0.00001 per share; and (iii) Series B-3 Preferred Stock, par value $0.00001 per share.

2. Registration Rights. The Company covenants and agrees as follows:

2.1. Demand Registration.

(a) Form S-1 Demand. If at any time after the earlier of (i) seven (7) years after the date of this Agreement or (ii) one hundred eighty (180) days after the effective date of the registration statement for the IPO, the Company receives a request from Holders of at least a majority of the Registrable Securities then outstanding that the Company file a Form S-1 registration statement with respect to at least twenty percent (20%) of the Registrable Securities then outstanding or a lesser percent if the anticipated aggregate offering price, net of Selling Expenses, would exceed $5,000,000, then the Company shall (x) within ten (10) days after the date such request is given, give notice thereof (the "**Demand Notice**") to all Holders other than the Initiating Holders; and (y) as soon as practicable, and in any event within sixty (60) days after the date such request is given by the Initiating Holders, file a Form S-1 registration statement under the Securities Act covering all Registrable Securities that the Initiating Holders requested to be registered and any additional Registrable Securities requested to be included in such registration by any other Holders, as specified by notice given by each such Holder to the Company within twenty (20) days of the date the Demand Notice is given, and in each case, subject to the limitations of Subsections 2.1(c) and 2.3.

(b) Form S-3 Demand. If at any time when it is eligible to use a Form S-3 registration statement, the Company receives a request (and up to two (2) requests per year) from Holders of at least a majority of the Registrable Securities then outstanding that the Company file a Form S-3 registration statement with respect to outstanding Registrable Securities of such Holders having an anticipated aggregate offering price, net of Selling Expenses, of at least $1,000,000, then the Company shall (x) within ten (10) days after the date such request is given, give a Demand Notice to all Holders other than the Initiating Holders; and (y) as soon as practicable, and in any event within forty-five (45) days after the date such request is given by the Initiating Holders, file a Form S-3 registration statement under the Securities Act covering all Registrable Securities requested to be included in such registration by any other Holders, as

specified by notice given by each such Holder to the Company within twenty (20) days of the date the Demand Notice is given, and in each case, subject to the limitations of Subsections 2.1(c), 2.1(d) and 2.3.

(c) Notwithstanding the foregoing obligations, if the Company furnishes to Holders requesting a registration pursuant to this Subsection 2.1 a certificate signed by the Company's chief executive officer stating that in the good faith judgment of the Board of Directors it would be materially detrimental to the Company and its stockholders for such registration statement to either become effective or remain effective for as long as such registration statement otherwise would be required to remain effective, because such action would (i) materially interfere with a significant acquisition, corporate reorganization, or other similar transaction involving the Company; (ii) require premature disclosure of material information that the Company has a bona fide business purpose for preserving as confidential; or (iii) render the Company unable to comply with requirements under the Securities Act or Exchange Act, then the Company shall have the right to defer taking action with respect to such filing, and any time periods with respect to filing or effectiveness thereof shall be tolled correspondingly, for a period of not more than ninety (90) days after the request of the Initiating Holders is given; provided, however, that the Company may not invoke this right more than once in any twelve (12) month period; and provided further that the Company shall not register any securities for its own account or that of any other stockholder during such ninety (90) day period other than an Excluded Registration.

(d) The Company shall not be obligated to effect, or to take any action to effect, any registration pursuant to Subsection 2.1(a)(i) during the period that is sixty (60) days before the Company's good faith estimate of the date of filing of, and ending on a date that is one hundred eighty (180) days after the effective date of, a Company-initiated registration, provided that the Company is actively employing in good faith commercially reasonable efforts to cause such registration statement to become effective; (ii) after the Company has effected one registration pursuant to Subsection 2.1(a); or (iii) if the Initiating Holders propose to dispose of shares of Registrable Securities that may be immediately registered on Form S-3 pursuant to a request made pursuant to Subsection 2.1(b). The Company shall not be obligated to effect, or to take any action to effect, any registration pursuant to Subsection 2.1(b) (i) prior to the earlier of (a) the seventh anniversary of the initial closing of the sale of Preferred Stock pursuant to the Purchase Agreement or (b) six months following the IPO; (ii) one hundred eighty (180) days after the effective date of the registration statement for the IPO; (iii) during the period that is thirty (30) days before the Company's good faith estimate of the date of filing of, and ending on a date that is ninety (90) days after the effective date of, a Company-initiated registration, provided that the Company is actively employing in good faith commercially reasonable efforts to cause such registration statement to become effective; or (iv) after the Company has effected two registrations pursuant to Subsection 2.1(b) within the twelve (12) month period immediately preceding the date of such request. A registration shall not be counted as "effected" for purposes of this Subsection 2.1(d) until such time as the applicable registration statement has been declared effective by the SEC, unless the Initiating Holders withdraw their request for such registration, elect not to pay the registration expenses therefor, and forfeit their right to one demand registration statement pursuant to Subsection 2.6, in which case such withdrawn registration statement shall be counted as "effected" for purposes of this Subsection 2.1(d).

2.2. Company Registration

. If the Company proposes to register (including, for this purpose, a registration effected by the Company for stockholders other than the Holders) any of its Common Stock under the Securities Act in connection with the public offering of such securities solely for cash (other than in an Excluded Registration), the Company shall, at such time, promptly give each Holder notice of such registration. Upon the request of each Holder given within twenty (20) days after such notice is given by the Company, the Company shall, subject to the provisions of Subsection 2.3, cause to be registered all of the Registrable Securities that each such Holder has requested to be included in such registration. The Company shall have the right to terminate or withdraw any registration initiated by it under this Subsection 2.2 before the effective date of such registration, whether or not any Holder has elected to include Registrable Securities in such registration. The expenses (other than Selling Expenses) of such withdrawn registration shall be borne by the Company in accordance with Subsection 2.6.

2.3. Underwriting Requirements.

(a) If, pursuant to Subsection 2.1, the Initiating Holders intend to distribute the Registrable Securities covered by their request by means of an underwriting, they shall so advise the Company as a part of their request made pursuant to Subsection 2.1, and the Company shall include such information in the Demand Notice. The underwriter(s) will be selected by the Company and shall be reasonably acceptable to a majority in interest of the Initiating Holders. In such event, the right of any Holder to include such Holder's Registrable Securities in such registration shall be conditioned upon such Holder's participation in such underwriting and the inclusion of such Holder's Registrable Securities in the underwriting to the extent provided herein. All Holders proposing to distribute their securities through such underwriting shall (together with the Company as provided in Subsection 2.4(e)) enter into an underwriting agreement in customary form with the underwriter(s) selected for such underwriting. Notwithstanding any other provision of this Subsection 2.3, if the underwriter(s) advise(s) the Initiating Holders in writing that marketing factors require a limitation on the number of shares to be underwritten, then the Initiating Holders shall so advise all Holders of Registrable Securities that otherwise would be underwritten pursuant hereto, and the number of Registrable Securities that may be included in the underwriting shall be allocated among such Holders of Registrable Securities, including the Initiating Holders, in proportion (as nearly as practicable) to the number of Registrable Securities owned by each Holder or in such other proportion as shall mutually be agreed to by all such selling Holders; provided, however, that the number of Registrable Securities held by the Holders to be included in such underwriting shall not be reduced unless all other securities are first entirely excluded from the underwriting. To facilitate the allocation of shares in accordance with the above provisions, the Company or the underwriters may round the number of shares allocated to any Holder to the nearest one hundred (100) shares.

(b) In connection with any offering involving an underwriting of shares of the Company's capital stock pursuant to Subsection 2.2, the Company shall not be required to include any of the Holders' Registrable Securities in such underwriting unless the Holders accept the terms of the underwriting as agreed upon between the Company and its underwriters, and then only in such quantity as the underwriters in their sole discretion determine will not jeopardize the success of the offering by the Company. If the total number of securities, including Registrable Securities, requested by stockholders to be included in such offering exceeds the number of securities to be sold (other than by the Company) that the underwriters in their reasonable

discretion determine is compatible with the success of the offering, then the Company shall be required to include in the offering only that number of such securities, including Registrable Securities, which the underwriters and the Company in their sole discretion determine will not jeopardize the success of the offering. If the underwriters determine that less than all of the Registrable Securities requested to be registered can be included in such offering, then the Registrable Securities that are included in such offering shall be allocated among the selling Holders in proportion (as nearly as practicable to) the number of Registrable Securities owned by each selling Holder or in such other proportions as shall mutually be agreed to by all such selling Holders. To facilitate the allocation of shares in accordance with the above provisions, the Company or the underwriters may round the number of shares allocated to any Holder to the nearest one hundred (100) shares. Notwithstanding the foregoing, in no event shall (i) the number of Registrable Securities included in the offering be reduced unless all other securities (other than securities to be sold by the Company) are first entirely excluded from the offering, or (ii) the number of Registrable Securities included in the offering be reduced below twenty percent (20%) of the total number of securities included in such offering, unless such offering is the IPO, in which case the selling Holders may be excluded further if the underwriters make the determination described above and no other stockholder's securities are included in such offering. For purposes of the provision in this Subsection 2.3(b) concerning apportionment, for any selling Holder that is a partnership, limited liability company, or corporation, the partners, members, retired partners, retired members, stockholders, and Affiliates of such Holder, or the estates and Immediate Family Members of any such partners, retired partners, members, and retired members and any trusts for the benefit of any of the foregoing Persons, shall be deemed to be a single "selling Holder," and any pro rata reduction with respect to such "selling Holder" shall be based upon the aggregate number of Registrable Securities owned by all Persons included in such "selling Holder," as defined in this sentence.

(c) For purposes of Subsection 2.1, a registration shall not be counted as "effected" if, as a result of an exercise of the underwriter's cutback provisions in Subsection 2.3(a), fewer than fifty percent (50%) of the total number of Registrable Securities that Holders have requested to be included in such registration statement are actually included.

2.4. Obligations of the Company. Whenever required under this Section 2 to effect the registration of any Registrable Securities, the Company shall, as expeditiously as reasonably possible:

(a) prepare and file with the SEC a registration statement with respect to such Registrable Securities and use its commercially reasonable efforts to cause such registration statement to become effective and, upon the request of the Holders of a majority of the Registrable Securities registered thereunder, keep such registration statement effective for a period of up to one hundred twenty (120) days or, if earlier, until the distribution contemplated in the registration statement has been completed; provided, however, that (i) such one hundred twenty (120) day period shall be extended for a period of time equal to the period the Holder refrains, at the request of an underwriter of Common Stock (or other securities) of the Company, from selling any securities included in such registration, and (ii) in the case of any registration of Registrable Securities on Form S-3 that are intended to be offered on a continuous or delayed basis, subject to compliance with applicable SEC rules, such one hundred twenty (120) day period shall be

extended for up to an additional sixty (60) days, if necessary, to keep the registration statement effective until all such Registrable Securities are sold;

(b) prepare and file with the SEC such amendments and supplements to such registration statement, and the prospectus used in connection with such registration statement, as may be necessary to comply with the Securities Act in order to enable the disposition of all securities covered by such registration statement;

(c) furnish to the selling Holders such numbers of copies of a prospectus, including a preliminary prospectus, as required by the Securities Act, and such other documents as the Holders may reasonably request in order to facilitate their disposition of their Registrable Securities;

(d) use its commercially reasonable efforts to register and qualify the securities covered by such registration statement under such other securities or blue-sky laws of such jurisdictions as shall be reasonably requested by the selling Holders; provided that the Company shall not be required to qualify to do business or to file a general consent to service of process in any such states or jurisdictions, unless the Company is already subject to service in such jurisdiction and except as may be required by the Securities Act;

(e) in the event of any underwritten public offering, enter into and perform its obligations under an underwriting agreement, in usual and customary form, with the underwriter(s) of such offering;

(f) use its commercially reasonable efforts to cause all such Registrable Securities covered by such registration statement to be listed on the Nasdaq Stock Market or the New York Stock Exchange;

(g) provide a transfer agent and registrar for all Registrable Securities registered pursuant to this Agreement and provide a CUSIP number for all such Registrable Securities, in each case not later than the effective date of such registration;

(h) promptly make available for inspection by the selling Holders, any managing underwriter(s) participating in any disposition pursuant to such registration statement, and any attorney or accountant or other agent retained by any such underwriter or selected by the selling Holders, all financial and other records, pertinent corporate documents, and properties of the Company, and cause the Company's officers, directors, employees, and independent accountants to supply all information reasonably requested by any such seller, underwriter, attorney, accountant, or agent, in each case, as necessary or advisable to verify the accuracy of the information in such registration statement and to conduct appropriate due diligence in connection therewith;

(i) notify each selling Holder, promptly after the Company receives notice thereof, of the time when such registration statement has been declared effective or a supplement to any prospectus forming a part of such registration statement has been filed; and

(j) after such registration statement becomes effective, notify each selling Holder of any request by the SEC that the Company amend or supplement such registration statement or prospectus.

In addition, the Company shall ensure that, at all times after any registration statement covering a public offering of securities of the Company under the Securities Act shall have become effective, its insider trading policy shall provide that the Company's directors may implement a trading program under Rule 10b5-1 of the Exchange Act.

2.5. Furnish Information. It shall be a condition precedent to the obligations of the Company to take any action pursuant to this Section 2 with respect to the Registrable Securities of any selling Holder that such Holder shall furnish to the Company such information regarding itself, the Registrable Securities held by it, and the intended method of disposition of such securities as is reasonably required to effect the registration of such Holder's Registrable Securities.

2.6. Expenses of Registration. All expenses (other than Selling Expenses) incurred in connection with registrations, filings, or qualifications pursuant to Section 2, including all registration, filing, and qualification fees; printers' and accounting fees; fees and disbursements of counsel for the Company; and the reasonable fees and disbursements, not to exceed $50,000, of one counsel for the selling Holders ("**Selling Holder Counsel**"), shall be borne and paid by the Company. All Selling Expenses relating to Registrable Securities registered pursuant to this Section 2 shall be borne and paid by the Holders pro rata on the basis of the number of Registrable Securities registered on their behalf.

2.7. Delay of Registration. No Holder shall have any right to obtain or seek an injunction restraining or otherwise delaying any registration pursuant to this Agreement as the result of any controversy that might arise with respect to the interpretation or implementation of this Section 2.

2.8. Indemnification. If any Registrable Securities are included in a registration statement under this Section 2:

(a) To the extent permitted by law, the Company will indemnify and hold harmless each selling Holder, and the partners, members, officers, directors, and stockholders of each such Holder; legal counsel and accountants for each such Holder; any underwriter (as defined in the Securities Act) for each such Holder; and each Person, if any, who controls such Holder or underwriter within the meaning of the Securities Act or the Exchange Act, against any Damages, and the Company will pay to each such Holder, underwriter, controlling Person, or other aforementioned Person any legal or other expenses reasonably incurred thereby in connection with investigating or defending any claim or proceeding from which Damages may result, as such expenses are incurred; provided, however, that the indemnity agreement contained in this Subsection 2.8(a) shall not apply to amounts paid in settlement of any such claim or proceeding if such settlement is effected without the consent of the Company, which consent shall not be unreasonably withheld, nor shall the Company be liable for any Damages to the extent that they arise out of or are based upon actions or omissions made in reliance upon and in conformity with

written information furnished by or on behalf of any such Holder, underwriter, controlling Person, or other aforementioned Person expressly for use in connection with such registration.

(b) To the extent permitted by law, each selling Holder, severally and not jointly, will indemnify and hold harmless the Company, and each of its directors, each of its officers who has signed the registration statement, each Person (if any), who controls the Company within the meaning of the Securities Act, legal counsel and accountants for the Company, any underwriter (as defined in the Securities Act), any other Holder selling securities in such registration statement, and any controlling Person of any such underwriter or other Holder, against any Damages, in each case only to the extent that such Damages arise out of or are based upon actions or omissions made in reliance upon and in conformity with written information furnished by or on behalf of such selling Holder expressly for use in connection with such registration; and each such selling Holder will pay to the Company and each other aforementioned Person any legal or other expenses reasonably incurred thereby in connection with investigating or defending any claim or proceeding from which Damages may result, as such expenses are incurred; provided, however, that the indemnity agreement contained in this Subsection 2.8(b) shall not apply to amounts paid in settlement of any such claim or proceeding if such settlement is effected without the consent of the Holder, which consent shall not be unreasonably withheld; and provided further that in no event shall the aggregate amounts payable by any Holder by way of indemnity or contribution under Subsections 2.8(b) and 2.8(d) exceed the proceeds from the offering received by such Holder (net of any Selling Expenses paid by such Holder), except in the case of fraud or willful misconduct by such Holder.

(c) Promptly after receipt by an indemnified party under this Subsection 2.8 of notice of the commencement of any action (including any governmental action) for which a party may be entitled to indemnification hereunder, such indemnified party will, if a claim in respect thereof is to be made against any indemnifying party under this Subsection 2.8, give the indemnifying party notice of the commencement thereof. The indemnifying party shall have the right to participate in such action and, to the extent the indemnifying party so desires, participate jointly with any other indemnifying party to which notice has been given, and to assume the defense thereof with counsel mutually satisfactory to the parties; provided, however, that an indemnified party (together with all other indemnified parties that may be represented without conflict by one counsel) shall have the right to retain one separate counsel, with the fees and expenses to be paid by the indemnifying party, if representation of such indemnified party by the counsel retained by the indemnifying party would be inappropriate due to actual or potential differing interests between such indemnified party and any other party represented by such counsel in such action. The failure to give notice to the indemnifying party within a reasonable time of the commencement of any such action shall relieve such indemnifying party of any liability to the indemnified party under this Subsection 2.8, to the extent that such failure materially prejudices the indemnifying party's ability to defend such action. The failure to give notice to the indemnifying party will not relieve it of any liability that it may have to any indemnified party otherwise than under this Subsection 2.8.

(d) To provide for just and equitable contribution to joint liability under the Securities Act in any case in which either: (i) any party otherwise entitled to indemnification hereunder makes a claim for indemnification pursuant to this Subsection 2.8 but it is judicially determined (by the entry of a final judgment or decree by a court of competent jurisdiction and the

expiration of time to appeal or the denial of the last right of appeal) that such indemnification may not be enforced in such case, notwithstanding the fact that this Subsection 2.8 provides for indemnification in such case, or (ii) contribution under the Securities Act may be required on the part of any party hereto for which indemnification is provided under this Subsection 2.8, then, and in each such case, such parties will contribute to the aggregate losses, claims, damages, liabilities, or expenses to which they may be subject (after contribution from others) in such proportion as is appropriate to reflect the relative fault of each of the indemnifying party and the indemnified party in connection with the statements, omissions, or other actions that resulted in such loss, claim, damage, liability, or expense, as well as to reflect any other relevant equitable considerations. The relative fault of the indemnifying party and of the indemnified party shall be determined by reference to, among other things, whether the untrue or allegedly untrue statement of a material fact, or the omission or alleged omission of a material fact, relates to information supplied by the indemnifying party or by the indemnified party and the parties' relative intent, knowledge, access to information, and opportunity to correct or prevent such statement or omission; provided, however, that, in any such case (x) no Holder will be required to contribute any amount in excess of the public offering price of all such Registrable Securities offered and sold by such Holder pursuant to such registration statement, and (y) no Person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) will be entitled to contribution from any Person who was not guilty of such fraudulent misrepresentation; and provided further that in no event shall a Holder's liability pursuant to this Subsection 2.8(d), when combined with the amounts paid or payable by such Holder pursuant to Subsection 2.8(b), exceed the proceeds from the offering received by such Holder (net of any Selling Expenses paid by such Holder), except in the case of willful misconduct or fraud by such Holder.

(e) Notwithstanding the foregoing, to the extent that the provisions on indemnification and contribution contained in the underwriting agreement entered into in connection with the underwritten public offering are in conflict with the foregoing provisions, the provisions in the underwriting agreement shall control.

(f) Unless otherwise superseded by an underwriting agreement entered into in connection with the underwritten public offering, the obligations of the Company and Holders under this Subsection 2.8 shall survive the completion of any offering of Registrable Securities in a registration under this Section 2, and otherwise shall survive the termination of this Agreement.

2.9. Reports Under Exchange Act. With a view to making available to the Holders the benefits of SEC Rule 144 and any other rule or regulation of the SEC that may at any time permit a Holder to sell securities of the Company to the public without registration or pursuant to a registration on Form S-3, the Company shall:

make and keep available adequate current public information, as those terms are understood and defined in SEC Rule 144, at all times after the effective date of the registration statement filed by the Company for the IPO;

(a) use commercially reasonable efforts to file with the SEC in a timely manner all reports and other documents required of the Company under the Securities Act and the

Exchange Act (at any time after the Company has become subject to such reporting requirements); and

(b) furnish to any Holder, so long as the Holder owns any Registrable Securities, forthwith upon request (i) to the extent accurate, a written statement by the Company that it has complied with the reporting requirements of SEC Rule 144 (at any time after ninety (90) days after the effective date of the registration statement filed by the Company for the IPO), the Securities Act, and the Exchange Act (at any time after the Company has become subject to such reporting requirements), or that it qualifies as a registrant whose securities may be resold pursuant to Form S-3 (at any time after the Company so qualifies); (ii) a copy of the most recent annual or quarterly report of the Company and such other reports and documents so filed by the Company; and (iii) such other information as may be reasonably requested in availing any Holder of any rule or regulation of the SEC that permits the selling of any such securities without registration (at any time after the Company has become subject to the reporting requirements under the Exchange Act) or pursuant to Form S-3 (at any time after the Company so qualifies to use such form).

2.10. Limitations on Subsequent Registration Rights. From and after the date of this Agreement, the Company shall not, without the prior written consent of the Holders of a majority of the Registrable Securities then outstanding, enter into any agreement with any holder or prospective holder of any securities of the Company that would provide to such holder the right to include securities in any registration on other than either a pro rata basis with respect to the Registrable Securities or on a subordinate basis after all Holders have had the opportunity to include in the registration and offering all shares of Registrable Securities that they wish to so include.

2.11. "Market Stand-off" Agreement. Each Holder hereby agrees that it will not, without the prior written consent of the managing underwriter, during the period commencing on the date of the final prospectus relating to the registration by the Company of shares of its Common Stock or any other equity securities under the Securities Act on a registration statement on Form S-1 or Form S-3, and ending on the date specified by the Company and the managing underwriter (such period not to exceed one hundred eighty (180) days in the case of the IPO, or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (1) the publication or other distribution of research reports, and (2) analyst recommendations and opinions, including, but not limited to, the restrictions contained in FINRA Rule 2711(f)(4) or NYSE Rule 472(f)(4), or any successor provisions or amendments thereto), or ninety (90) days in the case of any registration other than the IPO, or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (1) the publication or other distribution of research reports and (2) analyst recommendations and opinions, including, but not limited to, the restrictions contained in FINRA Rule 2711(f)(4) or NYSE Rule 472(f)(4), or any successor provisions or amendments thereto, (i) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock (whether such shares or any such securities are then owned by the Holder or are thereafter acquired) or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of

Common Stock or other securities, in cash, or otherwise. The foregoing provisions of this Subsection 2.11 shall not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement, or the transfer of any shares to any trust for the direct or indirect benefit of the Holder or the immediate family of the Holder, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer shall not involve a disposition for value, and shall be applicable to the Holders only if all officers and directors are subject to the same restrictions and the Company uses commercially reasonable efforts to obtain a similar agreement from all stockholders individually owning more than two percent (2%) of the Company's outstanding Common Stock (after giving effect to conversion into Common Stock of all outstanding Preferred Stock). The underwriters in connection with such registration are intended third-party beneficiaries of this Subsection 2.11 and shall have the right, power and authority to enforce the provisions hereof as though they were a party hereto. Each Holder further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with such registration that are consistent with this Subsection 2.11 or that are necessary to give further effect thereto. Any discretionary waiver or termination of the restrictions of any or all of such agreements by the Company or the underwriters shall apply pro rata to all Holders subject to such agreements, based on the number of shares subject to such agreements.

2.12. Restrictions on Transfer.

(a) Each certificate, instrument, or book entry representing (i) the Preferred Stock, (ii) the Registrable Securities, and (iii) any other securities issued in respect of the securities referenced in clauses (i) and (ii), upon any stock split, stock dividend, recapitalization, merger, consolidation, or similar event, shall (unless otherwise permitted by the provisions of Subsection 2.12(b)) be notated with a legend substantially in the following form:

THE SECURITIES REPRESENTED HEREBY HAVE BEEN ACQUIRED FOR INVESTMENT AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933. SUCH SHARES MAY NOT BE SOLD, PLEDGED, OR TRANSFERRED IN THE ABSENCE OF SUCH REGISTRATION OR A VALID EXEMPTION FROM THE REGISTRATION AND PROSPECTUS DELIVERY REQUIREMENTS OF SAID ACT.

THE SECURITIES REPRESENTED HEREBY MAY BE TRANSFERRED ONLY IN ACCORDANCE WITH THE TERMS OF AN AGREEMENT BETWEEN THE COMPANY AND THE STOCKHOLDER, A COPY OF WHICH IS ON FILE WITH THE SECRETARY OF THE COMPANY.

The Holders consent to the Company making a notation in its records and giving instructions to any transfer agent of the Restricted Securities in order to implement the restrictions on transfer set forth in this Subsection 2.12.

(b) The holder of such Restricted Securities, by acceptance of ownership thereof, agrees to comply in all respects with the provisions of this Section 2. Before any proposed sale, pledge, or transfer of any Restricted Securities, unless there is in effect a registration statement under the Securities Act covering the proposed transaction, the Holder

thereof shall give notice to the Company of such Holder's intention to effect such sale, pledge, or transfer. Each such notice shall describe the manner and circumstances of the proposed sale, pledge, or transfer in sufficient detail and, if reasonably requested by the Company, shall be accompanied at such Holder's expense by either (i) a written opinion of legal counsel who shall, and whose legal opinion shall, be reasonably satisfactory to the Company, addressed to the Company, to the effect that the proposed transaction may be effected without registration under the Securities Act; (ii) a "no action" letter from the SEC to the effect that the proposed sale, pledge, or transfer of such Restricted Securities without registration will not result in a recommendation by the staff of the SEC that action be taken with respect thereto; or (iii) any other evidence reasonably satisfactory to counsel to the Company to the effect that the proposed sale, pledge, or transfer of the Restricted Securities may be effected without registration under the Securities Act, whereupon the Holder of such Restricted Securities shall be entitled to sell, pledge, or transfer such Restricted Securities in accordance with the terms of the notice given by the Holder to the Company. The Company will not require such a legal opinion or "no action" letter (x) in any transaction in compliance with SEC Rule 144; or (y) in any transaction in which such Holder distributes Restricted Securities to an Affiliate of such Holder for no consideration; provided that each transferee agrees in writing to be subject to the terms of this Subsection 2.12. Each certificate, instrument, or book entry representing the Restricted Securities transferred as above provided shall be notated with, except if such transfer is made pursuant to SEC Rule 144, the appropriate restrictive legend set forth in Subsection 2.12(a), except that such certificate instrument, or book entry shall not be notated with such restrictive legend if, in the opinion of counsel for such Holder and the Company, such legend is not required in order to establish compliance with any provisions of the Securities Act.

2.13. Termination of Registration Rights. The right of any Holder to request inclusion of Registrable Securities in any registration pursuant to Subsections 2.2 shall terminate upon the earliest to occur of:

(a) the closing of a Deemed Liquidation Event (as such term is defined in the Restated Certificate);

(b) such time as Rule 144 or another similar exemption under the Securities Act is available for the sale of all of such Holder's shares without limitation during a three-month period without registration; and

(c) the third (3) anniversary of the IPO.

3. Information and Observer Rights.

3.1. Delivery of Financial Statements. The Company shall deliver to each Major Investor, provided that the Board of Directors has not reasonably determined that such Major Investor is a Competitor:

(a) as soon as practicable, and the Company will use its best efforts to have within one hundred twenty (120) days after the end of each fiscal year of the Company (i) a balance sheet as of the end of such year, (ii) statements of income and of cash flows for such year,

and (iii) a statement of stockholders' equity as of the end of such year, which may be audited or unaudited as determined by the Board of Directors in its sole discretion;

(b) as soon as practicable, and the Company will use its best efforts to have within forty-five (45) days after the end of each fiscal quarter of each fiscal year of the Company, unaudited statements of income and cash flows for such fiscal quarter, and an unaudited balance sheet and a statement of stockholders' equity as of the end of such fiscal quarter, all prepared in accordance with GAAP (except that such financial statements may (i) be subject to normal year-end audit adjustments; and (ii) not contain all notes thereto that may be required in accordance with GAAP);

(c) as soon as practicable, and the Company will use its best efforts to have within thirty (30) days after the end of the preceding fiscal year, a comprehensive budget and business plan for the next fiscal year, approved by the Board of Directors (including the vote of the Series B Director then seated), and prepared on a monthly basis, including balance sheets, income statements, and statements of cash flow for such months and, promptly after prepared, any other budgets or revised budgets prepared by the Company;

(d) as soon as practicable, but in any event within thirty (30) days after the end of each quarter, a capitalization table; and

(e) such other information relating to the financial condition, business, prospects, or corporate affairs of the Company as any Major Investor may from time to time reasonably request; provided, however, that the Company shall not be obligated under this Subsection 3.1 to provide information (i) that the Company reasonably determines in good faith to be a trade secret or confidential information (unless covered by an enforceable confidentiality agreement, in a form reasonably acceptable to the Company); or (ii) the disclosure of which would adversely affect the attorney-client privilege between the Company and its legal counsel.

If, for any period, the Company has any subsidiary whose accounts are consolidated with those of the Company, then in respect of such period the financial statements delivered pursuant to the foregoing sections shall be the consolidated and consolidating financial statements of the Company and all such consolidated subsidiaries.

Notwithstanding anything else in this Subsection 3.1 to the contrary, the Company may cease providing the information set forth in this Subsection 3.1 during the period starting with the date sixty (60) days before the Company's good-faith estimate of the date of filing of a registration statement if it reasonably concludes it must do so to comply with the SEC rules applicable to such registration statement and related offering; provided that the Company's covenants under this Subsection 3.1 shall be reinstated at such time as the Company is no longer actively employing its commercially reasonable efforts to cause such registration statement to become effective.

3.2. Inspection. The Company shall permit each Major Investor (provided that the Board of Directors has not reasonably determined that such Major Investor is a Competitor), at such Major Investor's expense, to visit and inspect the Company's properties; examine its books of account and records; and discuss the Company's affairs, finances, and accounts with its officers, during normal business hours of the Company as may be reasonably requested by the Major

Investor; provided, however, that the Company shall not be obligated pursuant to this Subsection 3.2 to provide access to any information that it reasonably and in good faith considers to be a trade secret or confidential information (unless covered by an enforceable confidentiality agreement, in form acceptable to the Company) or the disclosure of which would adversely affect the attorney-client privilege between the Company and its counsel.

3.3. Observer Rights.

(a) As long as it owns not less than 20% of the shares of Preferred Stock initially purchased by such party, KMED shall have the right to appoint a representative of KMED (the "**KMED Observer**"), to attend all meetings (including meetings of committees) of the Board of Directors as a non-voting observer. The Company shall invite the KMED Observer to attend all meetings (including meetings of committees) of the Board of Directors in a non-voting observer capacity and, in this respect, shall give such KMED Observer copies of all notices, minutes, consents, and other materials that it provides to its directors.

(b) As long as it owns not less than 20% of the shares of Preferred Stock initially purchased by such party, Mitsui & Co., Ltd. (together with its affiliates, "**Mitsui**") shall have the right to appoint a representative of Mitsui (the "**Mitsui Observer**"; and together with the KMED Observer, each an "**Observer**"), to attend all meetings (including meetings of committees) of the Board of Directors as a non-voting observer. The Company shall invite the Mitsui Observer to attend all meetings (including meetings of committees) of the Board of Directors in a non-voting observer capacity and, in this respect, shall give such Mitsui Observer copies of all notices, minutes, consents, and other materials that it provides to its directors concurrent with the Company's distribution to its directors.

(c) The grant of rights under this Section 3.3 to KMED and Mitsui, respectively, is contingent upon the KMED Observer and the Mitsui Observer, as applicable, agreeing to hold in confidence and trust and to act in a fiduciary manner with respect to all information so provided; and provided further, that the Company reserves the right to withhold any information and to exclude any Observer from any meeting or portion thereof if the Board of Directors determines in good faith that access to such information or attendance at such meeting would adversely affect the attorney-client privilege between the Company and its counsel or result in disclosure of trade secrets or a conflict of interest, or if such Investor or its representative is a Competitor.

3.4. Termination of Information Rights. The covenants set forth in Subsection 3.1, Subsection 3.2 and Subsection 3.3 shall terminate and be of no further force or effect upon the earliest to occur of (i) immediately before the consummation of the IPO or (ii) when the Company first becomes subject to the periodic reporting requirements of Section 12(g) or 15(d) of the Exchange Act.

3.5. Confidentiality. Each Investor agrees that such Investor will keep confidential and will not disclose, divulge, or use for any purpose (other than to monitor its investment in the Company) any confidential information obtained from the Company pursuant to the terms of this Agreement (including notice of the Company's intention to file a registration statement), unless such confidential information (a) is known or becomes known to the public in

general (other than as a result of a breach of this Subsection 3.5 by such Investor), (b) is or has been independently developed or conceived by the Investor without use of the Company's confidential information, or (c) is or has been made known or disclosed to the Investor by a third party without a breach of any obligation of confidentiality such third party may have to the Company; provided, however, that an Investor may disclose confidential information (i) to its attorneys, accountants, consultants, and other professionals to the extent necessary to obtain their services in connection with monitoring its investment in the Company; (ii) to any prospective purchaser of any Registrable Securities from such Investor, if such prospective purchaser agrees to be bound by the provisions of this Subsection 3.5 to the extent such prospective purchaser is not a Competitor of the Company; (iii) to any Affiliate, partner, member, stockholder, or wholly owned subsidiary of such Investor in the ordinary course of business, provided that such Investor informs such Person that such information is confidential and directs such Person to maintain the confidentiality of such information; or (iv) as may otherwise be required by law, regulation, rule, court order or subpoena, provided that such Investor promptly notifies the Company of such disclosure and takes reasonable steps to minimize the extent of any such required disclosure.

4. Rights to Future Stock Issuances.

4.1. Right of First Offer. Subject to the terms and conditions of this Subsection 4.1 and applicable securities laws, if the Company proposes to offer or sell any New Securities, the Company shall first offer such New Securities to each Eligible Stockholder. An Eligible Stockholder shall be entitled to apportion the right of first offer hereby granted to it in such proportions, as it deems appropriate, among (i) itself and (ii) its Affiliates; provided that each such Affiliate (x) is not a Competitor, unless such party's purchase of New Securities is otherwise consented to by the Board of Directors, (y) agrees to enter into this Agreement and each of the Amended and Restated Voting Agreement and Amended and Restated Right of First Refusal and Co-Sale Agreement of even date herewith among the Company, the Investors and the other parties named therein, as an "Investor" under each such agreement (provided that any Competitor shall not be entitled to any rights as a Major Investor or Eligible Stockholder under Subsections 3.1, 3.2 and 4.1 hereof), and (z) agrees to purchase at least such number of New Securities as are allocable hereunder to the Eligible Stockholder holding the fewest number of shares of Preferred Stock and any other Derivative Securities.

(a) The Company shall give notice (the "**Offer Notice**") to each Eligible Stockholder, stating (i) its bona fide intention to offer such New Securities, (ii) the number of such New Securities to be offered, and (iii) the price and terms, if any, upon which it proposes to offer such New Securities.

(b) By notification to the Company within twenty (20) days after the Offer Notice is given, each Eligible Stockholder may elect to purchase or otherwise acquire, at the price and on the terms specified in the Offer Notice, up to that portion of such New Securities which equals the proportion that the Common Stock then held by such Eligible Stockholder (including all shares of Common Stock then issuable (directly or indirectly) upon conversion and/or exercise, as applicable, of the Preferred Stock and any other Derivative Securities then held by such Eligible Stockholder) bears to the total Common Stock of the Company then outstanding (assuming full conversion and/or exercise, as applicable, of all Preferred Stock and other Derivative Securities then outstanding). At the expiration of such twenty (20) day period, the

Company shall promptly notify each Eligible Stockholder that elects to purchase or acquire all the shares available to it (each, a "**Fully Exercising Stockholder**") of any other Eligible Stockholder's failure to do likewise. During the ten (10) day period commencing after the Company has given such notice, each Fully Exercising Stockholder may, by giving notice to the Company, elect to purchase or acquire, in addition to the number of shares specified above, up to that portion of the New Securities for which Eligible Stockholders were entitled to subscribe but that were not subscribed for by the Eligible Stockholders which is equal to the proportion that the Common Stock issued and held, or issuable (directly or indirectly) upon conversion and/or exercise, as applicable, of Preferred Stock and any other Derivative Securities then held, by such Fully Exercising Stockholder bears to the Common Stock issued and held, or issuable (directly or indirectly) upon conversion and/or exercise, as applicable, of the Preferred Stock and any other Derivative Securities then held, by all Fully Exercising Stockholder who wish to purchase such unsubscribed shares. The closing of any sale pursuant to this Subsection 4.1(b) shall occur within the later of one hundred and twenty (120) days of the date that the Offer Notice is given and the date of initial sale of New Securities pursuant to Subsection 4.1(c).

(c) If all New Securities referred to in the Offer Notice are not elected to be purchased or acquired as provided in Subsection 4.1(b), the Company may, during the one hundred twenty (120) day period following the expiration of the periods provided in Subsection 4.1(b), offer and sell the remaining unsubscribed portion of such New Securities to any Person or Persons at a price not less than, and upon terms no more favorable to the offeree than, those specified in the Offer Notice. If the Company does not enter into an agreement for the sale of the New Securities within such period, or if such agreement is not consummated within thirty (30) days of the execution thereof, the right provided hereunder shall be deemed to be revived and such New Securities shall not be offered unless first reoffered to the Eligible Stockholders in accordance with this Subsection 4.1.

(d) The right of first offer in this Subsection 4.1 shall not be applicable to (i) Exempted Securities (as defined in the Restated Certificate); (ii) shares of Common Stock issued in the IPO; and (iii) the issuance of shares of Preferred Stock to Additional Purchasers, KMED or Mitsui pursuant to Subsection 1.3 of the Purchase Agreement.

4.2. Termination. The covenants set forth in Subsection 4.1 shall terminate and be of no further force or effect (i) immediately before the consummation of the IPO or (ii) when the Company first becomes subject to the periodic reporting requirements of Section 12(g) or 15(d) of the Exchange Act, whichever event occurs first.

5. Additional Covenants.

5.1. Insurance. The Company shall, if not already obtained, as promptly as practicable following the date hereof, obtain, from financially sound and reputable insurers Directors and Officers liability insurance and term "key-person" insurance on R. Chad McClennan, each in an amount and on terms and conditions satisfactory to the Board of Directors (including the Series B Director), but not less than $2,000,000, and will use commercially reasonable efforts to cause such insurance policies to be maintained until such time as the Board of Directors (including the Series B Director) determines that such insurance should be discontinued. The key-person policy shall name the Company as loss payee, and neither policy

shall be cancelable by the Company without prior approval by the Board of Directors. Notwithstanding any other provision of this Subsection 5.1 to the contrary, for so long as a Preferred Director is serving on the Board of Directors, the Company shall not cease to maintain a Directors and Officers liability insurance policy in the amount of at least $2,000,000 unless approved by each Preferred Director, and the Company shall annually, within one hundred twenty (120) days after the end of each fiscal year of the Company, deliver to each Preferred Director a certification that such a Directors and Officers liability insurance policy remains in effect. R. Chad McClennan hereby covenants and agrees that, to the extent such key-person is named under such key-person policy, such key-person will execute and deliver to the Company, as reasonably requested, a written notice and consent form with respect to such policy. In the event the Company merges with another entity and is not the surviving corporation, or transfers all of its assets, proper provisions shall be made so that successors of the Company shall (a) assume the Company's obligations with respect to indemnification of directors and/or (b) purchase a three-year tail or extended claims reporting Directors and Officers liability policy for the benefit of the then-existing, and all former, members of the Board of Directors.

5.2. Employee Agreements. The Company will cause each person now or hereafter employed by it or by any subsidiary (or engaged by the Company or any subsidiary as a consultant/independent contractor) with access to confidential information and/or trade secrets to enter into a nondisclosure and proprietary rights assignment agreement. In addition, the Company shall not amend, modify, terminate, waive, or otherwise alter, in whole or in part, any of the above-referenced agreements or any restricted stock agreement between the Company and any employee, unless otherwise approved by the Board of Directors (including the Series B Director).

5.3. Employee Stock. Unless otherwise approved by the Board of Directors (including the Series B Director), all future employees and consultants of the Company who purchase, receive options to purchase, or receive awards of shares of the Company's capital stock after the date hereof shall be required to execute restricted stock or option agreements, as applicable, providing for (i) vesting of shares over a four (4) year period, with the first twenty-five percent (25%) of such shares vesting following twelve (12) months of continued employment or service, and the remaining shares vesting in equal monthly installments over the following thirty-six (36) months, and (ii) a market stand-off provision substantially similar to that in Subsection 2.11. In addition, unless otherwise approved by the Board of Directors (including the Series B Director), the Company shall retain a "right of first refusal" on employee transfers until the Company's IPO and shall have the right to repurchase unvested shares at cost upon termination of employment of a holder of restricted stock.

5.4. Board Matters. Unless otherwise determined by the vote of a majority of the directors then in office (including the Series B Director), the Board of Directors shall meet at least quarterly in accordance with an agreed-upon schedule. The Company shall reimburse the non-employee directors for all reasonable out-of-pocket travel expenses incurred (consistent with the Company's travel policy) in connection with attending meetings of the Board of Directors; provided that no such reimbursement shall be necessary if any such meetings are held telephonically or by videoconference. The Company shall cause to be established, as soon as practicable after such request, and will maintain, an audit and compensation committee, each of which shall consist solely of non-management directors. Each non-employee director shall be entitled in such person's discretion to be a member of any Board of Directors committee.

5.5. Successor Indemnification. If the Company or any of its successors or assignees consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger, then to the extent necessary, proper provision shall be made so that the successors and assignees of the Company assume the obligations of the Company with respect to indemnification of members of the Board of Directors as in effect immediately before such transaction, whether such obligations are contained in the Company's bylaws, its Restated Certificate, or elsewhere, as the case may be.

5.6. Indemnification Matters. The Company hereby acknowledges that one (1) or more of the directors nominated to serve on the Board of Directors by the Investors (each a "**Investor Director**") may have certain rights to indemnification, advancement of expenses and/or insurance provided by one or more of the Investors and certain of their Affiliates (collectively, the "**Investor Indemnitors**"). The Company hereby agrees (a) that it is the indemnitor of first resort (*i.e.*, its obligations to any such Investor Director are primary and any obligation of the Investor Indemnitors to advance expenses or to provide indemnification for the same expenses or liabilities incurred by such Investor Director are secondary), (b) that it shall be required to advance the full amount of expenses incurred by such Investor Director and shall be liable for the full amount of all expenses, judgments, penalties, fines and amounts paid in settlement by or on behalf of any such Investor Director to the extent legally permitted and as required by the Restated Certificate or bylaws of the Company (or any agreement between the Company and such Investor Director), without regard to any rights such Investor Director may have against the Investor Indemnitors, and, (c) that it irrevocably waives, relinquishes and releases the Investor Indemnitors from any and all claims against the Investor Indemnitors for contribution, subrogation or any other recovery of any kind in respect thereof. The Company further agrees that no advancement or payment by the Investor Indemnitors on behalf of any such Investor Director with respect to any claim for which such Investor Director has sought indemnification from the Company shall affect the foregoing and the Investor Indemnitors shall have a right of contribution and/or be subrogated to the extent of such advancement or payment to all of the rights of recovery of such Investor Director against the Company.

5.7. Right to Conduct Activities. The Company hereby agrees and acknowledges that each of KMED (together with its respective Affiliates) and Mitsui (together with its respective Affiliates) is a professional investment organization and, as such, invests in numerous portfolio companies, as does Mitsui, and some of which may be deemed competitive with the Company's business (as currently conducted or as currently propose to be conducted). The Company hereby agrees that, to the extent permitted under applicable law, that neither KMED nor Mitsui shall be liable to the Company for any claim arising out of, or based upon, (i) the investment by KMED or Mitsui, as the case may be, in any entity competitive with the Company, or (ii) actions taken by any partner, officer or other representative of KMED or Mitsui, as the case may be, to assist any such competitive company, whether or not such action was taken as a member of the board of directors of such competitive company or otherwise, and whether or not such action has a detrimental effect on the Company; provided, however, that the foregoing shall not relieve (x) any of the Investors from liability associated with the unauthorized disclosure of the Company's confidential information obtained pursuant to this Agreement, or (y) any director or officer of the Company from any liability associated with his or her fiduciary duties to the Company.

5.8. Foreign Corrupt Practices. The Company represents that it shall not (and shall not permit any of its subsidiaries or affiliates or any of its or their respective directors, officers, managers, employees, independent contractors, representatives or agents to) promise, authorize or make any payment to, or otherwise contribute any item of value to, directly or indirectly, to any third party, including any Non-U.S. Official (as such term is defined in the U.S. Foreign Corrupt Practices Act of 1977, as amended (the "**FCPA**")), in each case, in violation of the FCPA, the U.K. Bribery Act, or any other applicable anti-bribery or anti-corruption law. The Company further represents that it shall (and shall cause each of its subsidiaries and affiliates to) cease all of its or their respective activities, as well as remediate any actions taken by the Company, its subsidiaries or affiliates, or any of their respective directors, officers, managers, employees, independent contractors, representatives or agents in violation of the FCPA, the U.K. Bribery Act, or any other applicable anti-bribery or anti-corruption law. The Company further represents that it shall (and shall cause each of its subsidiaries and affiliates to) maintain systems of internal controls (including, but not limited to, accounting systems, purchasing systems and billing systems) to ensure compliance with the FCPA, the U.K. Bribery Act, or any other applicable anti-bribery or anti-corruption law. Upon request, the Company agrees to provide responsive information and/or certifications concerning its compliance with applicable anti-corruption laws. The Company shall promptly notify each Investor if the Company becomes aware of any Enforcement Action (as defined in the Purchase Agreement). The Company shall, and shall cause any direct or indirect subsidiary or entity controlled by it, whether now in existence or formed in the future, to comply with the FCPA. The Company shall use its best efforts to cause any direct or indirect subsidiary, whether now in existence or formed in the future, to comply in all material respects with all applicable laws.

5.9. Harassment Policy. The Company shall, within one hundred twenty (120) days following the Closing (as defined in the Purchase Agreement), adopt and thereafter maintain in effect (i) a Code of Conduct governing appropriate workplace behavior and (ii) an Anti-Harassment and Discrimination Policy prohibiting discrimination and harassment at the Company. Such policy shall be reviewed and approved by the Board of Directors.

5.10. Termination of Covenants. The covenants set forth in this Section 5, except for Subsection 5.5 and Subsection 5.6, shall terminate and be of no further force or effect (i) immediately before the consummation of the IPO or (ii) when the Company first becomes subject to the periodic reporting requirements of Section 12(g) or 15(d) of the Exchange Act, whichever event occurs first.

6. Miscellaneous.

6.1. Successors and Assigns. The rights under this Agreement may be assigned (but only with all related obligations) by a Holder to a transferee of Registrable Securities that (i) is an Affiliate of a Holder or (ii) is a Holder's Immediate Family Member or trust for the benefit of an individual Holder or one or more of such Holder's Immediate Family Members; provided, however, that (x) the Company is, within a reasonable time after such transfer, furnished with written notice of the name and address of such transferee and the Registrable Securities with respect to which such rights are being transferred; and (y) such transferee agrees in a written instrument delivered to the Company to be bound by and subject to the terms and conditions of this Agreement, including the provisions of Subsection 2.11. For the purposes of determining the

number of shares of Registrable Securities held by a transferee, the holdings of a transferee (1) that is an Affiliate or stockholder of a Holder; (2) who is a Holder's Immediate Family Member; or (3) that is a trust for the benefit of an individual Holder or such Holder's Immediate Family Member shall be aggregated together and with those of the transferring Holder; provided further that all transferees who would not qualify individually for assignment of rights shall have a single attorney-in-fact for the purpose of exercising any rights, receiving notices, or taking any action under this Agreement. The terms and conditions of this Agreement inure to the benefit of and are binding upon the respective successors and permitted assignees of the parties. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and permitted assignees any rights, remedies, obligations or liabilities under or by reason of this Agreement, except as expressly provided herein.

6.2. Governing Law. This Agreement shall be governed by the internal law of the State of Delaware, without regard to conflict of law principles that would result in the application of any law other than the law of the State of Delaware.

6.3. Counterparts. This Agreement may be executed in two (2) or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Counterparts may be delivered via electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, *e.g.*, www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

6.4. Titles and Subtitles. The titles and subtitles used in this Agreement are for convenience only and are not to be considered in construing or interpreting this Agreement.

6.5. Notices.

(a) Notices Generally. All notices and other communications given or made pursuant to this Agreement shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or (i) personal delivery to the party to be notified; (ii) when sent, if sent by electronic mail during the recipient's normal business hours, and if not sent during normal business hours, then on the recipient's next business day; (iii) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid; or (iv) one (1) business day after the business day of deposit with a nationally recognized overnight courier, freight prepaid, specifying next-day delivery, with written verification of receipt. All communications shall be sent to the respective parties at their addresses as set forth on Schedule A hereto, or to the principal office of the Company and to the attention of the Chief Executive Officer, in the case of the Company, or to such email address, or address as subsequently modified by written notice given in accordance with this Subsection 6.5. If notice is given to the Company, it shall be sent to the office of the Company at 242 W. 38th Street, 14th Floor, New York, New York 10018, Attention: Chief Executive Officer, with a copy to Croke Fairchild Duarte & Beres LLC, 180 N. LaSalle Street, Suite 2750, Chicago, Illinois, 60601, Attention: Patrick Croke and Phillip Acevedo.

(b) Consent to Electronic Notice. Each Investor consents to the delivery of any stockholder notice pursuant to the Delaware General Corporation Law (the "**DGCL**"), as amended or superseded from time to time, by electronic transmission pursuant to Section 232 of

the DGCL (or any successor thereto) at the electronic mail address set forth below such Investor's name on the Schedules hereto, as updated from time to time by notice to the Company, or as on the books of the Company. Each Investor agrees to promptly notify the Company of any change in such stockholder's electronic mail address, and that failure to do so shall not affect the foregoing.

6.6. Amendments and Waivers. Any term of this Agreement may be amended, modified or terminated and the observance of any term of this Agreement may be waived (either generally or in a particular instance, and either retroactively or prospectively) only with the written consent of the Company and the holders of a majority of the Registrable Securities then outstanding (including the consent of KMED and Mitsui, in each case for so long as such party continues to own at least 20% of the shares of Preferred Stock initially acquired by such party); provided that the Company may in its sole discretion waive compliance with Subsection 2.12(b) (and the Company's failure to object promptly in writing after notification of a proposed assignment allegedly in violation of Subsection 2.12(b) shall be deemed to be a waiver); and provided further that any provision hereof may be waived by any waiving party on such party's own behalf, without the consent of any other party. Notwithstanding the foregoing, (a) this Agreement may not be amended, modified, or terminated and the observance of any term hereof may not be waived with respect to any Investor without the written consent of such Investor, unless such amendment, modification, termination, or waiver applies to all Investors in the same fashion (it being agreed that a waiver of the provisions of Section 4 with respect to a particular transaction shall be deemed to apply to all Investors in the same fashion if such waiver does so by its terms, notwithstanding the fact that certain Investors may nonetheless, by agreement with the Company, purchase securities in such transaction) and (b) Subsections 3.1 and 3.2, Section 4 and any other section of this Agreement applicable to the Major Investors (including this clause (b) of this Subsection 6.6) may not be amended, modified, terminated or waived without the written consent of the holders of at least a majority of the Registrable Securities then outstanding and held by the Major Investors, which consent shall include KMED and Mitsui, in each case for so long as such party continues to own at least 20% of the shares of Preferred Stock initially acquired by such party. Notwithstanding the foregoing, Schedule A hereto may be amended by the Company from time to time to add transferees of any Registrable Securities in compliance with the terms of this Agreement without the consent of the other parties; and Schedule A hereto may also be amended by the Company after the date of this Agreement without the consent of the other parties to add information regarding any additional Investor who becomes a party to this Agreement in accordance with Subsection 6.9. The Company shall give prompt notice of any amendment, modification or termination hereof or waiver hereunder to any party hereto that did not consent in writing to such amendment, modification, termination, or waiver. Any amendment, modification, termination, or waiver effected in accordance with this Subsection 6.5(a) shall be binding on all parties hereto, regardless of whether any such party has consented thereto. No waivers of or exceptions to any term, condition, or provision of this Agreement, in any one or more instances, shall be deemed to be or construed as a further or continuing waiver of any such term, condition, or provision.

6.7. Severability. In case any one or more of the provisions contained in this Agreement is for any reason held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality, or unenforceability shall not affect any other provision of this Agreement, and such invalid, illegal, or unenforceable provision shall be reformed and construed so that it will be valid, legal, and enforceable to the maximum extent permitted by law.

6.8. Aggregation of Stock. All shares of Registrable Securities held or acquired by Affiliates shall be aggregated together for the purpose of determining the availability of any rights under this Agreement and such affiliated persons may apportion such rights as among themselves in any manner they deem appropriate.

6.9. Additional Investors. Notwithstanding anything to the contrary contained herein, if the Company issues additional shares of the Company's Series B Preferred Stock after the date hereof, whether pursuant to the Purchase Agreement or otherwise, any purchaser of such shares of Series B Preferred Stock may become a party to this Agreement by executing and delivering an additional counterpart signature page to this Agreement, and thereafter shall be deemed an "Investor" for all purposes hereunder. No action or consent by the Investors shall be required for such joinder to this Agreement by such additional Investor, so long as such additional Investor has agreed in writing to be bound by all of the obligations as an "Investor" hereunder.

6.10. Entire Agreement. This Agreement (including any Schedules and Exhibits hereto) constitutes the full and entire understanding and agreement among the parties with respect to the subject matter hereof, and any other written or oral agreement relating to the subject matter hereof existing between the parties is expressly canceled. Upon the effectiveness of this Agreement, the Prior Agreement shall be deemed amended and restated and superseded and replaced in its entirety by this Agreement, and shall be of no further force or effect.

6.11. Dispute Resolution. The parties (a) hereby irrevocably and unconditionally submit to the jurisdiction of the state courts of the State of Delaware, including the Delaware Court of Chancery in and for New Castle County, for the purpose of any suit, action or other proceeding arising out of or based upon this Agreement, and (b) agree not to commence any suit, action or other proceeding arising out of or based upon this Agreement except in such courts.

WAIVER OF JURY TRIAL: EACH PARTY HEREBY WAIVES ITS RIGHTS TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF THIS AGREEMENT, THE OTHER TRANSACTION DOCUMENTS, THE SECURITIES OR THE SUBJECT MATTER HEREOF OR THEREOF. THE SCOPE OF THIS WAIVER IS INTENDED TO BE ALL-ENCOMPASSING OF ANY AND ALL DISPUTES THAT MAY BE FILED IN ANY COURT AND THAT RELATE TO THE SUBJECT MATTER OF THIS TRANSACTION, INCLUDING, WITHOUT LIMITATION, CONTRACT CLAIMS, TORT CLAIMS (INCLUDING NEGLIGENCE), BREACH OF DUTY CLAIMS, AND ALL OTHER COMMON LAW AND STATUTORY CLAIMS. THIS SECTION HAS BEEN FULLY DISCUSSED BY EACH OF THE PARTIES HERETO AND THESE PROVISIONS WILL NOT BE SUBJECT TO ANY EXCEPTIONS. EACH PARTY HERETO HEREBY FURTHER WARRANTS AND REPRESENTS THAT SUCH PARTY HAS REVIEWED THIS WAIVER WITH ITS LEGAL COUNSEL, AND THAT SUCH PARTY KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL.

6.12. Delays or Omissions. No delay or omission to exercise any right, power, or remedy accruing to any party under this Agreement, upon any breach or default of any other party under this Agreement, shall impair any such right, power, or remedy of such nonbreaching or non-defaulting party, nor shall it be construed to be a waiver of or acquiescence to any such breach or default, or to any similar breach or default thereafter occurring, nor shall any waiver of any single

breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. All remedies, whether under this Agreement or by law or otherwise afforded to any party, shall be cumulative and not alternative.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the parties have executed this Amended and Restated Investors' Rights Agreement as of the date first written above.

"COMPANY"

KOIOS MEDICAL, INC.

By:_______________________________________
Name: R. Chad McClennan
Title: Chief Executive Officer

"INVESTORS"

KMED INVESTMENTS LLC

By: MVP Management, LLC Manager

By:____
Milton V. Peterson, Managing Member

“INVESTORS”

MITSUI & CO., LTD

By:_______________________________________
Name: Name: Tomo Nagahiro
Title: General Manager, Strategic Planning Department, Wellness Business Unit, Mitsui&Co., Ltd.

SCHEDULE A

Investors

MITSUI & CO., LTD
[address]

With a copy (which shall not constitute notice) to:

O'Melveny & Myers LLP
400 South Hope Street, 18th Floor
Los Angeles, CA 90071
Attention: Scott Sugino

EXHIBIT E

FORM OF RIGHT OF FIRST REFUSAL AND CO-SALE AGREEMENT

KOIOS MEDICAL, INC.

AMENDED AND RESTATED

RIGHT OF FIRST REFUSAL AND CO-SALE AGREEMENT

Dated as of January [●], 2023

TABLE OF CONTENTS

AMENDED AND RESTATED RIGHT OF FIRST REFUSAL AND CO-SALE AGREEMENT

THIS AMENDED AND RESTATED RIGHT OF FIRST REFUSAL AND CO-SALE AGREEMENT (this "**Agreement**") is made as of January [●], 2023 by and among Koios Medical, Inc., a Delaware corporation (the "**Company**"), the Investors listed on Schedule A and the holders of Common Stock listed on Schedule B (the "**Common Shareholders**"). Solely for purposes of the signature pages hereto, the Investors (other than the Purchasers) and the Common Shareholders shall be referred to on the signature pages as "**Shareholders**".

WHEREAS, the Company and certain of the other parties hereto entered into that certain Right of First Refusal and Co-Sale Agreement dated as of December 28, 2018 (as amended, the "**Prior Agreement**");

WHEREAS, pursuant to Section 6.8 of the Prior Agreement, the Prior Agreement may be amended by the (a) the Company, (b) the Common Shareholders and the Converting Noteholders (as defined in the Prior Agreement) holding at least a majority of the shares of Transfer Stock then held by all of the Common Shareholders and the Converting Noteholders (as defined in the Prior Agreement), voting together as if a single class and on an as-converted to Common Stock basis, and (c) the holders of at least a majority of the shares of Common Stock issued or issuable upon conversion of the then outstanding shares of Series A Preferred Stock held by the Purchasers (as defined in the Prior Agreement) (collectively, the "**Amending Holders**");

WHEREAS, the undersigned represent the Amending Holders;

WHEREAS, each Common Shareholder is the beneficial owner of the number of shares of Capital Stock set forth opposite the name of such Common Shareholder on Schedule B;

WHEREAS, (i) the Company and certain of the Investors are parties to the Series B Preferred Stock Purchase Agreement, of even date herewith (the "**Purchase Agreement**"), pursuant to which such Investors (referred to herein as "**Purchasers**") have agreed to purchase shares of the Series B-3 Preferred Stock of the Company, par value $0.00001 per share (the "**Series B-3 Preferred Stock**") and (ii) certain of the Investors hold Convertible Promissory Notes issued by the Company and, upon the consummation of the transactions contemplated by the Purchase Agreement, the Notes held by such persons will automatically convert into shares of either Series B-1 Preferred Stock of the Company, par value $0.00001 per share ("**Series B-1 Preferred Stock**"), or Series B-2 Preferred Stock of the Company, par value $0.00001 per share ("**Series B-2 Preferred Stock**" and, together with the Series B-1 Preferred Stock and the Series B-3 Preferred Stock, the "**Series B Preferred Stock**");

WHEREAS, the Company desires to further induce the Investors to purchase the Series B Preferred Stock (as such term is defined in the Purchase Agreement) and/or convert their respective Notes into Series B Preferred Stock; and

WHEREAS, the Company and the Shareholders desire to place restrictions on transfer of the Common Stock and Preferred Stock as set forth in this Agreement.

NOW, THEREFORE, the Company, the Common Shareholders and the Investors, including the Amending Holders, hereby agree to amend and restate the Prior Agreement in its entirety as set forth herein, and the parties further hereby agree as follows:

1. Definitions.

1.1 "**Affiliate**" means, with respect to any specified Investor, any other Investor who directly or indirectly, controls, is controlled by or is under common control with such Investor, including, without limitation, any general partner, managing member, officer, director, or trustee of such Investor, or any venture capital fund or registered investment company now or hereafter existing which is controlled by one or more general partners, managing members or investment advisers of, or shares the same management company or investment adviser with, such Investor.

1.2 "**Board of Directors**" means the board of directors of the Company.

1.3 "**Capital Stock**" means (a) shares of Common Stock and Preferred Stock (whether now outstanding or hereafter issued in any context), (b) shares of Common Stock issued or issuable upon conversion of Preferred Stock, and (c) shares of Common Stock issued or issuable upon exercise or conversion, as applicable, of stock options, warrants or other convertible securities of the Company, in each case now owned or subsequently acquired by any Common Shareholder, any Investor, or their respective successors or permitted transferees or assigns. For purposes of the number of shares of Capital Stock held by an Investor or Common Shareholder (or any other calculation based thereon), all shares of Preferred Stock shall be deemed to have been converted into Common Stock at the then-applicable conversion ratio.

1.4 "**Change of Control**" means a transaction or series of related transactions in which a person, or a group of related persons, acquires from stockholders of the Company shares representing more than fifty percent (50%) of the outstanding voting power of the Company.

1.5 "**Common Stock**" means shares of Common Stock of the Company, $0.00001 par value per share.

1.6 "**Company Notice**" means written notice from the Company notifying the Selling Shareholders and each Investor that the Company intends to exercise its Right of First Refusal as to some or all of the Transfer Stock with respect to any Proposed Selling Shareholder Transfer.

1.7 "**Converting Noteholders**" means each Investor who received their shares of Preferred Stock upon conversion, exchange or cancellation of the Notes or any other promissory Note, SAFE or other convertible instrument.

1.8 "**Investor Notice**" means written notice from an Investor notifying the Company and the Selling Shareholder that such Investor intends to exercise its Secondary Refusal Right as to a portion of the Transfer Stock with respect to any Proposed Selling Shareholder Transfer.

1.9 "**Investors**" means (i) the persons, including the Purchasers and Converting Noteholders, named on Schedule A hereto, (ii) each person to whom the rights of an Investor are

assigned pursuant to Subsection 6.9, (iii) each person who hereafter becomes a signatory to this Agreement pursuant to Subsection 6.11 and (iv) any one of them, as the context may require.

1.10 "**Preferred Stock**" means, collectively, all shares of Series A Preferred Stock and Series B Preferred Stock.

1.11 "**Proposed Selling Shareholder Transfer**" means any assignment, sale, offer to sell, pledge, mortgage, hypothecation, encumbrance, disposition of or any other like transfer or encumbering of any Transfer Stock (or any interest therein) proposed by any of the Selling Shareholders.

1.12 "**Proposed Transfer Notice**" means written notice from a Selling Shareholder setting forth the terms and conditions of a Proposed Selling Shareholder Transfer.

1.13 "**Prospective Transferee**" means any person to whom a Selling Shareholder proposes to make a Proposed Selling Shareholder Transfer.

1.14 "**Restated Certificate**" means the Company's Third Amended and Restated Certificate of Incorporation, as amended from time to time.

1.15 "**Right of Co-Sale**" means the right, but not an obligation, of an Investor to participate in a Proposed Selling Shareholder Transfer on the terms and conditions specified in the Proposed Transfer Notice.

1.16 "**Right of First Refusal**" means the right, but not an obligation, of the Company, or its permitted transferees or assigns, to purchase some or all of the Transfer Stock with respect to a Proposed Selling Shareholder Transfer, on the terms and conditions specified in the Proposed Transfer Notice.

1.17 "**Secondary Notice**" means written notice from the Company notifying the Investors and the Selling Shareholder that the Company does not intend to exercise its Right of First Refusal as to all shares of Transfer Stock with respect to any Proposed Selling Shareholder Transfer.

1.18 "**Secondary Refusal Right**" means the right, but not an obligation, of each Investor to purchase up to its pro rata portion (based upon the total number of shares of Capital Stock then held by all Investors) of any Transfer Stock not purchased pursuant to the Right of First Refusal, on the terms and conditions specified in the Proposed Transfer Notice.

1.19 "**Selling Shareholders**" means any Common Shareholder or Converting Noteholder holding at least 2% of the Common Stock (assuming conversion of all shares of Preferred Stock and whether then held or subject to the exercise of options) who may propose to sell any Capital Stock held by such Common Shareholder or Converting Noteholder.

1.20 "**Series A Preferred Stock**" means the Company's Series A Participating Preferred Stock, par value $0.00001 per share.

1.21 "**Transfer Stock**" means shares of Capital Stock owned by a Selling Shareholder, or issued to a Selling Shareholder after the date hereof (including, without limitation, in connection with any stock split, stock dividend, recapitalization, reorganization, or the like), and shall include any shares of Preferred Stock or of Common Stock that are issued or issuable upon conversion of Preferred Stock.

1.22 "**Undersubscription Notice**" means written notice from an Investor notifying the Company and the Selling Shareholder that such Investor intends to exercise its option to purchase all or any portion of the Transfer Stock not purchased pursuant to the Right of First Refusal or the Secondary Refusal Right.

2. Agreement Among the Company, the Investors and the Selling Shareholders.

2.1 Right of First Refusal.

(a) Grant. Subject to the terms of Section 3 below, each Selling Shareholder hereby unconditionally and irrevocably grants to the Company a non-assignable and non-transferable Right of First Refusal to purchase all or any portion of Transfer Stock that such Selling Shareholder may propose to transfer in a Proposed Selling Shareholder Transfer, at the same price and on the same terms and conditions as those offered to the Prospective Transferee.

(b) Notice. Each Selling Shareholder proposing to make a Proposed Selling Shareholder Transfer must deliver a Proposed Transfer Notice to the Company and each Investor not later than forty-five (45) days prior to the consummation of such Proposed Selling Shareholder Transfer. Such Proposed Transfer Notice shall contain the material terms and conditions (including price and form of consideration) of the Proposed Selling Shareholder Transfer, the identity of the Prospective Transferee and the intended date of the Proposed Selling Shareholder Transfer. To exercise its Right of First Refusal under this Section 2, the Company must deliver a Company Notice to the Selling Shareholder and the Investors within fifteen (15) days after delivery of the Proposed Transfer Notice specifying the number of shares of Transfer Stock to by purchased by the Company. In the event of a conflict between this Agreement and any other agreement that may have been entered into by a Selling Shareholder with the Company that contains a preexisting right of first refusal, the Company and the Selling Shareholder acknowledge and agree that the terms of this Agreement shall control and the preexisting right of first refusal shall be deemed satisfied by compliance with Subsection 2.1(a) and this Subsection 2.1(b).

(c) Grant of Secondary Refusal Right to Investors. Subject to the terms of Section 3 below, each Selling Shareholder hereby unconditionally and irrevocably grants to the Investors a Secondary Refusal Right to purchase all or any portion of the Transfer Stock not purchased by the Company pursuant to the Right of First Refusal, as provided in this Subsection 2.1(c). If the Company does not provide the Company Notice exercising its Right of First Refusal with respect to all Transfer Stock subject to a Proposed Selling Shareholder Transfer, the Company must deliver a Secondary Notice to the Selling Shareholder and to each Investor to that effect no later than fifteen (15) days after the Selling Shareholder delivers the Proposed Transfer Notice to the Company. Each Investor shall have the right, but not the obligation, to purchase Transfer Stock hereunder based on its percentage ownership of the Preferred Stock. To exercise its

Secondary Refusal Right, an Investor must deliver an Investor Notice to the Selling Shareholder and the Company within ten (10) days after the Company's deadline for its delivery of the Secondary Notice as provided in the preceding sentence.

(d) Undersubscription of Transfer Stock. If options to purchase have been exercised by the Company and the Investors pursuant to Subsections 2.1(b) and (c) with respect to some but not all of the Transfer Stock by the end of the ten (10) day period specified in the last sentence of Subsection 2.1(c) (the "**Investor Notice Period**"), then the Company shall, within five (5) days after the expiration of the Investor Notice Period, send written notice (the "**Company Undersubscription Notice**") to those Investors who fully exercised their Secondary Refusal Right within the Investor Notice Period (the "**Exercising Investors**"). Each Exercising Investor shall, subject to the provisions of this Subsection 2.1(d), have an additional option to purchase all or any part of the balance of any such remaining unsubscribed shares of Transfer Stock on the terms and conditions set forth in the Proposed Transfer Notice. To exercise such option, an Exercising Investor must deliver an Undersubscription Notice to the Selling Shareholder and the Company within ten (10) days after the expiration of the Investor Notice Period. In the event there are two (2) or more such Exercising Investors that choose to exercise the last-mentioned option for a total number of remaining shares in excess of the number available, the remaining shares available for purchase under this Subsection 2.1(d) shall be allocated to such Exercising Investors pro rata based on the number of shares of Transfer Stock such Exercising Investors have elected to purchase pursuant to the Secondary Refusal Right (without giving effect to any shares of Transfer Stock that any such Exercising Investor has elected to purchase pursuant to the Company Undersubscription Notice). If the options to purchase the remaining shares are exercised in full by the Exercising Investors, the Company shall immediately notify all of the Exercising Investors and the Selling Shareholder of that fact.

(e) Consideration; Closing. If the consideration proposed to be paid for the Transfer Stock is in property, services or other non-cash consideration, the fair market value of the consideration shall be as determined in good faith by the Board of Directors and as set forth in the Company Notice. If the Company or any Investor cannot for any reason pay for the Transfer Stock in the same form of non-cash consideration, the Company or such Investor may pay the cash value equivalent thereof, as determined in good faith by the Board of Directors and as set forth in the Company Notice. The closing of the purchase of Transfer Stock by the Company and the Investors shall take place, and all payments from the Company and the Investors shall have been delivered to the Selling Shareholder, by the later of (i) the date specified in the Proposed Transfer Notice as the intended date of the Proposed Selling Shareholder Transfer; and (ii) forty-five (45) days after delivery of the Proposed Transfer Notice.

2.2 Right of Co-Sale.

(a) Exercise of Right. If any Transfer Stock subject to a Proposed Selling Shareholder Transfer is not purchased pursuant to Subsection 2.1 above and thereafter is to be sold to a Prospective Transferee, each respective Investor may elect to exercise its Right of Co-Sale and participate on a pro rata basis in the Proposed Selling Shareholder Transfer as set forth in Subsection 2.2(b) below and, subject to Subsection 2.2(d), otherwise on the same terms and conditions specified in the Proposed Transfer Notice. Each Investor who desires to exercise its Right of Co-Sale (each, a "**Participating Investor**") must give the Selling Shareholder written

notice to that effect within fifteen (15) days after the deadline for delivery of the Secondary Notice described above, and upon giving such notice such Participating Investor shall be deemed to have effectively exercised the Right of Co-Sale.

(b) Shares Includable. Each Participating Investor may include in the Proposed Selling Shareholder Transfer all or any part of such Participating Investor's Capital Stock equal to the product obtained by multiplying (i) the aggregate number of shares of Transfer Stock subject to the Proposed Selling Shareholder Transfer (excluding shares purchased by the Company or the Participating Investors pursuant to the Right of First Refusal or the Secondary Refusal Right) by (ii) a fraction, the numerator of which is the number of shares of Capital Stock owned by such Participating Investor immediately before consummation of the Proposed Selling Shareholder Transfer and the denominator of which is the total number of shares of Capital Stock owned, in the aggregate, by all Participating Investors immediately prior to the consummation of the Proposed Selling Shareholder Transfer, plus the number of shares of Transfer Stock held by the Selling Shareholder. To the extent one (1) or more of the Participating Investors exercise such right of participation in accordance with the terms and conditions set forth herein, the number of shares of Transfer Stock that the Selling Shareholder may sell in the Proposed Selling Shareholder Transfer shall be correspondingly reduced.

(c) Purchase and Sale Agreement. The Participating Investors and the Selling Shareholder agree that the terms and conditions of any Proposed Selling Shareholder Transfer in accordance with Subsection 2.2 will be memorialized in, and governed by, a written purchase and sale agreement with the Prospective Transferee (the "**Purchase and Sale Agreement**") with customary terms and provisions for such a transaction, and the Participating Investors and the Selling Shareholder further covenant and agree to enter into such Purchase and Sale Agreement as a condition precedent to any sale or other transfer in accordance with this Subsection 2.2.

(d) Allocation of Consideration.

(i) Subject to Subsection 2.2(d)(ii), the aggregate consideration payable to the Participating Investors and the Selling Shareholder shall be allocated based on the number of shares of Capital Stock sold to the Prospective Transferee by each Participating Investor and the Selling Shareholder as provided in Subsection 2.2(b), provided that if a Participating Investor wishes to sell Preferred Stock, the price set forth in the Proposed Transfer Notice shall be appropriately adjusted based on the conversion ratio of the Preferred Stock into Common Stock.

(ii) In the event that the Proposed Selling Shareholder Transfer constitutes a Change of Control, the terms of the Purchase and Sale Agreement shall provide that the aggregate consideration from such transfer shall be allocated to the Participating Investors and the Selling Shareholder in accordance with Sections 2.1 and 2.2 of Article Fourth.B of the Restated Certificate and, if applicable, the next sentence below, as if (A) such transfer were a Deemed Liquidation Event (as defined in the Restated Certificate), and (B) the Capital Stock sold in accordance with the Purchase and Sale Agreement were the only Capital Stock outstanding. In the event that a portion of the aggregate consideration payable to the Participating Investor(s) and Selling Shareholder is placed into escrow, the Purchase and Sale Agreement shall provide that (x) the portion of such consideration that is not placed in escrow (the "**Initial Consideration**") shall

be allocated in accordance with Sections 2.1 and 2.2 of Article Fourth.B of the Restated Certificate as if the Initial Consideration were the only consideration payable in connection with such transfer, and (y) any additional consideration which becomes payable to the Participating Investor(s) and Selling Shareholder upon release from escrow shall be allocated in accordance with Sections 2.1 and 2.2 of Article Fourth.B of the Restated Certificate after taking into account the previous payment of the Initial Consideration as part of the same transfer.

(e) Purchase by Selling Shareholder; Deliveries. Notwithstanding Subsection 2.2(c) above, if any Prospective Transferee or Transferees refuse(s) to purchase securities subject to the Right of Co-Sale from any Participating Investor or Investors or upon the failure to negotiate in good faith a Purchase and Sale Agreement reasonably satisfactory to the Participating Investors, no Selling Shareholder may sell any Transfer Stock to such Prospective Transferee or Transferees unless and until, simultaneously with such sale, such Selling Shareholder purchases all securities subject to the Right of Co-Sale from such Participating Investor or Investors on the same terms and conditions (including the proposed purchase price) as set forth in the Proposed Transfer Notice and as provided in Subsection 2.2(d)(i); provided, however, if such sale constitutes a Change of Control, the portion of the aggregate consideration paid by the Selling Shareholder to such Participating Investor or Investors shall be made in accordance with the first sentence of Subsection 2.2(d)(ii). In connection with such purchase by the Selling Shareholder, such Participating Investor or Investors shall deliver to the Selling Shareholder any stock certificate or certificates, properly endorsed for transfer, representing the Capital Stock being purchased by the Selling Shareholder (or request that the Company effect such transfer in the name of the Selling Shareholder). Any such shares transferred to the Selling Shareholder will be transferred to the Prospective Transferee against payment therefor in consummation of the sale of the Transfer Stock pursuant to the terms and conditions specified in the Proposed Transfer Notice, and the Selling Shareholder shall concurrently therewith remit or direct payment to each such Participating Investor the portion of the aggregate consideration to which each such Participating Investor is entitled by reason of its participation in such sale as provided in this Subsection 2.2(e).

(f) Additional Compliance. If any Proposed Selling Shareholder Transfer is not consummated within sixty (60) days after receipt of the Proposed Transfer Notice by the Company, the Selling Shareholders proposing the Proposed Selling Shareholder Transfer may not sell any Transfer Stock unless they first comply in full with each provision of this Section 2. The exercise or election not to exercise any right by any Investor hereunder shall not adversely affect its right to participate in any other sales of Transfer Stock subject to this Subsection 2.2.

2.3 Effect of Failure to Comply.

(a) Transfer Void; Equitable Relief. Any Proposed Selling Shareholder Transfer not made in compliance with the requirements of this Agreement shall be null and void ab initio, shall not be recorded on the books of the Company or its transfer agent and shall not be recognized by the Company. Each party hereto acknowledges and agrees that any breach of this Agreement would result in substantial harm to the other parties hereto for which monetary damages alone could not adequately compensate. Therefore, the parties hereto unconditionally and irrevocably agree that any non-breaching party hereto shall be entitled to seek protective orders, injunctive relief and other remedies available at law or in equity (including,

without limitation, seeking specific performance or the rescission of purchases, sales and other transfers of Transfer Stock not made in strict compliance with this Agreement).

(b) Violation of First Refusal Right. If any Selling Shareholder becomes obligated to sell any Transfer Stock to the Company or any Investor under this Agreement and fails to deliver such Transfer Stock in accordance with the terms of this Agreement, the Company and/or such Investor may, at its option, in addition to all other remedies it may have, send to such Selling Shareholder the purchase price for such Transfer Stock as is herein specified and transfer to the name of the Company or such Investor (or request that the Company effect such transfer in the name of an Investor) on the Company's books any certificates, instruments, or book entry representing the Transfer Stock to be sold.

(c) Violation of Co-Sale Right. If any Selling Shareholder purports to sell any Transfer Stock in contravention of the Right of Co-Sale (a "**Prohibited Transfer**"), each Participating Investor who desires to exercise its Right of Co-Sale under Subsection 2.2 may, in addition to such remedies as may be available by law, in equity or hereunder, require such Selling Shareholder to purchase from such Participating Investor the type and number of shares of Capital Stock that such Participating Investor would have been entitled to sell to the Prospective Transferee had the Prohibited Transfer been effected in compliance with the terms of Subsection 2.2. The sale will be made on the same terms, including, without limitation, as provided in Subsection 2.2(d)(i) and the first sentence of Subsection 2.2(d)(ii), as applicable, and subject to the same conditions as would have applied had the Selling Shareholder not made the Prohibited Transfer, except that the sale (including, without limitation, the delivery of the purchase price) must be made within ninety (90) days after the Participating Investor learns of the Prohibited Transfer, as opposed to the timeframe proscribed in Subsection 2.2. Such Selling Shareholder shall also reimburse each Participating Investor for any and all reasonable and documented out-of-pocket fees and expenses, including reasonable legal fees and expenses, incurred pursuant to the exercise or the attempted exercise of the Participating Investor's rights under Subsection 2.2.

3. Exempt Transfers.

3.1 Exempted Transfers. Notwithstanding the foregoing or anything to the contrary herein, the provisions of Subsections 2.1 and 2.2 shall not apply (a) in the case of a Selling Shareholder that is an entity, upon a transfer by such Selling Shareholder to its stockholders, members, partners or other equity holders, (b) to a repurchase of Transfer Stock from a Selling Shareholder by the Company at a price no greater than that originally paid by such Selling Shareholder for such Transfer Stock and pursuant to an agreement containing vesting and/or repurchase provisions approved by a majority of the Board of Directors, or (c) in the case of a Selling Shareholder that is a natural person, upon a transfer of Transfer Stock by such Selling Shareholder made for bona fide estate planning purposes, either during his or her lifetime or on death by will or intestacy to his or her spouse, child (natural or adopted), or any other direct lineal descendant of such Selling Shareholder (or his or her spouse) (all of the foregoing collectively referred to as "family members"), or any other person approved by the Board of Directors of the Company, or any custodian or trustee of any trust, partnership or limited liability company for the benefit of, or the ownership interests of which are owned wholly by such Selling Shareholder or any such family members; provided that in the case of clause(s) (a) or (c), the Selling Shareholder shall deliver prior written notice to the Investors of such gift or transfer and such shares of Transfer

Stock shall at all times remain subject to the terms and restrictions set forth in this Agreement and such transferee shall, as a condition to such issuance, deliver a counterpart signature page to this Agreement as confirmation that such transferee shall be bound by all the terms and conditions of this Agreement as a Selling Shareholder (but only with respect to the securities so transferred to the transferee), including the obligations of a Selling Shareholder with respect to Proposed Selling Shareholder Transfers of such Transfer Stock pursuant to Section 2, and provided further in the case of any transfer pursuant to clause (a) or (c) above, that such transfer is made pursuant to a transaction in which there is no consideration actually paid for such transfer.

3.2 Exempted Offerings Notwithstanding the foregoing or anything to the contrary herein, the provisions of Section 2 shall not apply to the sale of any Transfer Stock (a) to the public in an offering pursuant to an effective registration statement under the Securities Act of 1933, as amended (a "**Public Offering**"); or (b) pursuant to a Deemed Liquidation Event (as defined in the Restated Certificate).

3.3 Prohibited Transferees. Notwithstanding the foregoing, no Selling Shareholder shall transfer any Transfer Stock to (a) any entity which, in the good faith determination of the Board of Directors, directly or indirectly competes with the Company; or (b) any customer, distributor or supplier of the Company, if the Board of Directors should determine in good faith that such transfer would result in such customer, distributor or supplier receiving information that would place the Company at a competitive disadvantage with respect to such customer, distributor or supplier.

4. Legend. Each certificate, instrument, or book entry representing shares of Transfer Stock held by the Selling Shareholders or issued to any permitted transferee in connection with a transfer permitted by Subsection 3.1 hereof shall be notated with the following legend:

> THE SALE, PLEDGE, HYPOTHECATION, OR TRANSFER OF THE SECURITIES REPRESENTED HEREBY IS SUBJECT TO, AND IN CERTAIN CASES PROHIBITED BY, THE TERMS AND CONDITIONS OF A CERTAIN RIGHT OF FIRST REFUSAL AND CO-SALE AGREEMENT BY AND AMONG THE STOCKHOLDER, THE CORPORATION AND CERTAIN OTHER HOLDERS OF STOCK OF THE CORPORATION. COPIES OF SUCH AGREEMENT MAY BE OBTAINED UPON WRITTEN REQUEST TO THE SECRETARY OF THE CORPORATION.

Each Selling Shareholder agrees that the Company may instruct its transfer agent to impose transfer restrictions on the shares notated with the legend referred to in this Section 4 above to enforce the provisions of this Agreement, and the Company agrees to promptly do so. The legend shall be removed upon termination of this Agreement at the request of the holder.

5. Lock-Up.

5.1 Agreement to Lock-Up. Each Selling Shareholder hereby agrees that it will not, without the prior written consent of the managing underwriter, during the period commencing on the date of the final prospectus relating to the Company's initial public offering (the "**IPO**") and ending on the date specified by the Company and the managing underwriter (such

period not to exceed one hundred eighty (180) days), or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (1) the publication or other distribution of research reports; and (2) analyst recommendations and opinions, including, but not limited to, the restrictions contained in FINRA Rule 2711(f)(4) or NYSE Rule 472(f)(4), or any successor provisions or amendments thereto), (a) lend, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of Capital Stock held immediately prior to the effectiveness of the registration statement for the IPO; or (b) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Capital Stock, whether any such transaction described in clause (a) or (b) above is to be settled by delivery of Capital Stock or other securities, in cash or otherwise. The foregoing provisions of this Section 5 shall not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement, and shall only be applicable to the Selling Shareholders if all officers, directors and holders of more than one percent (1%) of the outstanding Common Stock (after giving effect to the conversion into Common Stock of all outstanding Preferred Stock) enter into similar agreements. The underwriters in connection with the IPO are intended third-party beneficiaries of this Section 5 and shall have the right, power and authority to enforce the provisions hereof as though they were a party hereto. Each Selling Shareholder further agrees to execute such agreements as may be reasonably requested by the underwriters in the IPO that are consistent with this Section 5 or that are necessary to give further effect thereto.

5.2 Stop Transfer Instructions. In order to enforce the foregoing covenant, the Company may impose stop-transfer instructions with respect to the shares of Capital Stock of each Selling Shareholder (and transferees and assignees thereof) until the end of such restricted period.

6. Miscellaneous.

6.1 Term. This Agreement shall automatically terminate upon the earlier of (a) immediately prior to the consummation of the Company's IPO; and (b) the consummation of a Deemed Liquidation Event (as defined in the Restated Certificate).

6.2 Stock Split. All references to numbers of shares in this Agreement shall be appropriately adjusted to reflect any stock dividend, split, combination or other recapitalization affecting the Capital Stock occurring after the date of this Agreement.

6.3 Ownership. Each Selling Shareholder represents and warrants that such Selling Shareholder is the sole legal and beneficial owner of the shares of Transfer Stock subject to this Agreement and that no other person or entity has any interest in such shares (other than a community property interest as to which the holder thereof has acknowledged and agreed in writing to the restrictions and obligations hereunder).

6.4 Dispute Resolution. The parties (a) hereby irrevocably and unconditionally submit to the jurisdiction of the state courts of the State of Delaware, including the Delaware Court of Chancery in and for New Castle County, for the purpose of any suit, action or other proceeding arising out of or based upon this Agreement, and (b) agree not to commence

any suit, action or other proceeding arising out of or based upon this Agreement except in such courts.

EACH PARTY HEREBY WAIVES ITS RIGHTS TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF THIS AGREEMENT, THE OTHER TRANSACTION DOCUMENTS, THE SECURITIES OR THE SUBJECT MATTER HEREOF OR THEREOF. THE SCOPE OF THIS WAIVER IS INTENDED TO BE ALL-ENCOMPASSING OF ANY AND ALL DISPUTES THAT MAY BE FILED IN ANY COURT AND THAT RELATE TO THE SUBJECT MATTER OF THIS TRANSACTION, INCLUDING, WITHOUT LIMITATION, CONTRACT CLAIMS, TORT CLAIMS (INCLUDING NEGLIGENCE), BREACH OF DUTY CLAIMS, AND ALL OTHER COMMON LAW AND STATUTORY CLAIMS. THIS SECTION HAS BEEN FULLY DISCUSSED BY EACH OF THE PARTIES HERETO AND THESE PROVISIONS WILL NOT BE SUBJECT TO ANY EXCEPTIONS. EACH PARTY HERETO HEREBY FURTHER WARRANTS AND REPRESENTS THAT SUCH PARTY HAS REVIEWED THIS WAIVER WITH ITS LEGAL COUNSEL, AND THAT SUCH PARTY KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL

6.5 Notices.

(a) All notices and other communications given or made pursuant to this Agreement shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or (ia) personal delivery to the party to be notified, (ii) when sent, if sent by electronic mail during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient's next business day, (iii) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (iv) one (1) business day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt. All communications shall be sent to the respective parties at their address as set forth on Schedule A or Schedule B hereof, as the case may be, or to such email address or address as subsequently modified by written notice given in accordance with this Section 6.5. If notice is given to the Company, it shall be sent to the office of the Company at 242 W. 38th Street, 14th Floor, New York, New York 10018, Attention: Chief Executive Officer, with a copy to Croke Fairchild Duarte & Beres LLC, 180 N. LaSalle Street, Suite 2750, Chicago, Illinois, 60601, Attention: Patrick Croke and Phillip Acevedo.

(b) Each Investor and Common Shareholder consents to the delivery of any stockholder notice pursuant to the Delaware General Corporation Law (the "**DGCL**"), as amended or superseded from time to time, by electronic transmission pursuant to Section 232 of the DGCL (or any successor thereto) at the electronic mail address set forth below such Investor's or Common Shareholder's name on the Schedules hereto, as updated from time to time by notice to the Company, or as on the books of the Company. Each Investor and Common Shareholder agrees to promptly notify the Company of any change in its electronic mail address, and that failure to do so shall not affect the foregoing.

6.6 Entire Agreement. This Agreement (including, the Exhibits and Schedules hereto) constitutes the full and entire understanding and agreement between the parties

with respect to the subject matter hereof, and any other written or oral agreement relating to the subject matter hereof existing between the parties are expressly canceled.

6.7 Delays or Omissions. No delay or omission to exercise any right, power or remedy accruing to any party under this Agreement, upon any breach or default of any other party under this Agreement, shall impair any such right, power or remedy of such non-breaching or non-defaulting party nor shall it be construed to be a waiver of any such breach or default, or an acquiescence therein, or of or in any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. Any waiver, permit, consent or approval of any kind or character on the part of any party of any breach or default under this Agreement, or any waiver on the part of any party of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing. All remedies, either under this Agreement or by law or otherwise afforded to any party, shall be cumulative and not alternative.

6.8 Amendment; Waiver and Termination. This Agreement may be amended, modified or terminated (other than pursuant to Section 6.1 above) and the observance of any term hereof may be waived (either generally or in a particular instance and either retroactively or prospectively) only by a written instrument executed by (a) the Company, (b) the Common Shareholders and Converting Noteholders holding a majority of the shares of Transfer Stock then held by all of the Common Shareholders who are then providing services to the Company as officers, employees, advisors or consultants and Converting Noteholders, voting together as if a single class and on an as-converted to Common Stock basis, and (c) the holders of a majority of the shares of Common Stock issued or issuable upon conversion of the then outstanding shares of Preferred Stock held by the Purchasers. Any amendment, modification, termination or waiver so effected shall be binding upon the Company, the Investors, the Converting Noteholders, the Common Shareholders and all of their respective successors and permitted assigns whether or not such party, assignee or other shareholder entered into or approved such amendment, modification, termination or waiver. Notwithstanding the foregoing, (i) this Agreement may not be amended, modified or terminated and the observance of any term hereunder may not be waived with respect to any Investor, Converting Noteholder or Common Shareholder without the written consent of such Investor, Converting Noteholder or Common Shareholder unless such amendment, modification, termination or waiver applies to all Investors, Converting Noteholders and Common Shareholders, respectively, in the same fashion, (ii) this Agreement may not be amended, modified, or terminated and the observance of any term hereunder may not be waived with respect to any Investor or Converting Noteholder, as the case may be, without the written consent of such Investor or Converting Noteholder, as the case may be, if such amendment, modification, termination or waiver would adversely affect the rights of such Investor or Converting Noteholder in a manner disproportionate to any adverse effect such amendment, modification, termination or waiver would have on the rights of the other Investors under this Agreement, (iii) the consent of the Common Shareholders or the Converting Noteholders, as the case may be, shall not be required for any amendment, modification, termination or waiver if such amendment, modification, termination or waiver does not apply to the Common Shareholders or Converting Noteholders, as the case may be, and (iv) Schedule A hereto may be amended by the Company from time to time in accordance with the Purchase Agreement to add information regarding Additional Purchasers (as defined in the Purchase Agreement) without the consent of the other parties hereto. The

Company shall give prompt written notice of any amendment, modification or termination hereof or waiver hereunder to any party hereto that did not consent in writing to such amendment, modification, termination or waiver. No waivers of or exceptions to any term, condition or provision of this Agreement, in any one or more instances, shall be deemed to be, or construed as, a further or continuing waiver of any such term, condition or provision.

6.9 Assignment of Rights.

(a) The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and permitted assigns of the parties. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and permitted assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

(b) Any successor or permitted assignee of any Selling Shareholder, including any Prospective Transferee who purchases shares of Transfer Stock in accordance with the terms hereof, shall deliver to the Company and the Investors, as a condition to any transfer or assignment, a counterpart signature page hereto pursuant to which such successor or permitted assignee shall confirm their agreement to be subject to and bound by all of the provisions set forth in this Agreement that were applicable to the predecessor or assignor of such successor or permitted assignee.

(c) The rights of the Investors hereunder are not assignable without the Company's written consent (which shall not be unreasonably withheld, delayed or conditioned), except by an Investor to any Affiliate, it being acknowledged and agreed that any such assignment shall be subject to and conditioned upon any such assignee's delivery to the Company and the other Investors of a counterpart signature page hereto pursuant to which such assignee shall confirm their agreement to be subject to and bound by all of the provisions set forth in this Agreement that were applicable to the assignor of such assignee.

(d) Except in connection with an assignment by the Company by operation of law to the acquirer of the Company, the rights and obligations of the Company hereunder may not be assigned under any circumstances.

6.10 Severability. The invalidity or unenforceability of any provision hereof shall in no way affect the validity or enforceability of any other provision.

6.11 Additional Investors. Notwithstanding anything to the contrary contained herein, if the Company issues additional shares of the Company's Series B Preferred Stock after the date hereof, any purchaser of such shares of Series B Preferred Stock may become a party to this Agreement by executing and delivering an additional counterpart signature page to this Agreement and thereafter shall be deemed an "Investor" and "Purchaser" for all purposes hereunder.

6.12 Governing Law. This Agreement shall be governed by the internal law of the State of Delaware, without regard to conflict of law principles that would result in the application of any law other than the law of the State of Delaware.

6.13 Titles and Subtitles. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

6.14 Counterparts. This Agreement may be executed in two (2) or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Counterparts may be delivered via electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, *e.g.*, www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

6.15 Aggregation of Stock. All shares of Capital Stock held or acquired by Affiliated entities or persons shall be aggregated together for the purpose of determining the availability of any rights under this Agreement and such Affiliated persons may apportion such rights as among themselves in any manner they deem appropriate.

6.16 Specific Performance. In addition to any and all other remedies that may be available at law in the event of any breach of this Agreement, each Investor shall be entitled to specific performance of the agreements and obligations of the Company and the Selling Shareholders hereunder and to such other injunction or other equitable relief as may be granted by a court of competent jurisdiction.

6.17 Additional Common Shareholders. In the event that after the date of this Agreement, the Company issues shares of Common Stock, or options to purchase Common Stock, to any employee or consultant, the Company shall, as a condition to such issuance, cause such employee or consultant to execute a counterpart signature page hereto as a Common Shareholder, and such person shall thereby be bound by, and subject to, all the terms and provisions of this Agreement applicable to a Common Shareholder.

6.18 Consent of Spouse. If any Selling Shareholder is required, pursuant to applicable Law, to obtain the consent of Selling Shareholder's spouse in connection with Selling Shareholder's execution of this Agreement, Selling Shareholder shall cause his or her spouse to execute and deliver to the Company a Consent of Spouse in the form of Exhibit A hereto ("**Consent of Spouse**") within fifteen (15) days of the date of this Agreement. Notwithstanding the execution and delivery thereof, such consent shall not be deemed to confer or convey to the spouse any rights in such Selling Shareholder's shares of Transfer Stock that do not otherwise exist by operation of law or the agreement of the parties. If any Selling Shareholder should marry or remarry subsequent to the date of this Agreement, and thereby become required, pursuant to applicable Law, to obtain the consent of Selling Shareholder's spouse, such Selling Shareholder shall, within thirty (30) days thereafter, obtain his/her new spouse's acknowledgement of and consent to the existence and binding effect of all restrictions contained in this Agreement by causing such spouse to execute and deliver a Consent of Spouse acknowledging the restrictions and obligations contained in this Agreement and agreeing and consenting to the same.

6.19 Effect on Prior Agreement. Upon the effectiveness of this Agreement, the Prior Agreement shall be deemed amended and restated and superseded and replaced in its entirety by this Agreement, and shall be of no further force or effect.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the parties have executed this Amended and Restated Right of First Refusal and Co-Sale Agreement as of the date first written above.

"COMPANY"

KOIOS MEDICAL, INC.

By:____
R. Chad McClennan, CEO

"COMMON SHAREHOLDERS"

____

[__________________]

“CONVERTING NOTEHOLDERS“

____

[________________]

“PURCHASERS“

MITSUI & CO., LTD

By:____
Name: Name: Tomo Nagahiro
Title: General Manager, Strategic Planning Department, Wellness Business Unit, Mitsui&Co., Ltd.

SCHEDULE A
INVESTORS

Name	**Shares of Series A Preferred Stock**	**Shares of Series B-1 Preferred Stock**	**Shares of Series B-2 Preferred Stock**	**Shares of Series B-3 Preferred Stock**
MITSUI & CO., LTD [Address] With a copy (which shall not constitute notice) to: O'Melveny & Myers LLP, 400 South Hope Street, 18th Floor, Los Angeles, CA 90071, Attention: Scott Sugino				1,994,626

SCHEDULE B
COMMON SHAREHOLDERS

Name and Address	**Number of Common Shares Held**
[NAME] [Address]	**[___________]** shares of Common Stock

<u>**EXHIBIT A**</u>
CONSENT OF SPOUSE

I, [____________________], spouse of [______________], acknowledge that I have read the Amended and Restated Right of First Refusal and Co-Sale Agreement, dated as of January [●], 2023, to which this Consent is attached as <u>Exhibit A</u> (the "**Agreement**"), and that I know the contents of the Agreement. I am aware that the Agreement contains provisions regarding certain rights to certain other holders of Capital Stock of the Company upon a Proposed Selling Shareholder Transfer of shares of Transfer Stock of the Company which my spouse may own including any interest I might have therein.

I hereby agree that my interest, if any, in any shares of Transfer Stock of the Company subject to the Agreement shall be irrevocably bound by the Agreement and further understand and agree that any community property interest I may have in such shares of Transfer Stock of the Company shall be similarly bound by the Agreement.

I am aware that the legal, financial and related matters contained in the Agreement are complex and that I am free to seek independent professional guidance or counsel with respect to this Consent. I have either sought such guidance or counsel or determined after reviewing the Agreement carefully that I will waive such right.

Dated as of the [__] day of [__________, _____].

____
Signature

____
Print Name

EXHIBIT F

FORM OF VOTING AGREEMENT

KOIOS MEDICAL, INC.

AMENDED AND RESTATED VOTING AGREEMENT

Dated as of January [●], 2023

TABLE OF CONTENTS

AMENDED AND RESTATED VOTING AGREEMENT

THIS AMENDED AND RESTATED VOTING AGREEMENT (this "**Agreement**"), is made and entered into as of January [•], 2023 (the "**Effective Date**"), by and among (a) Koios Medical, Inc., a Delaware corporation (the "**Company**"), (b) each holder of (i) the Series A Participating Preferred Stock, $0.00001 par value per share, of the Company (the "**Series A Preferred Stock**"), (ii) Series B-1 Preferred Stock, $0.00001 par value per share, of the Company ("**Series B-1 Preferred Stock**"), (iii) Series B-2 Preferred Stock, $0.00001 par value per share, of the Company ("**Series B-2 Preferred Stock**"), and (iv) Series B-3 Preferred Stock, $0.00001 par value per share, of the Company ("**Series B-3 Preferred Stock**" and, together with the Series B-1 Preferred Stock and the Series B-2 Preferred Stock, the "**Series B Preferred Stock**"), (referred to herein, collectively, with the Series A Preferred Stock, as the "**Preferred Stock**") listed on Schedule A (together with any subsequent investors, or transferees, who become parties hereto as "Investors" pursuant to Subsections 7.1(a) or 7.2 below, the "**Investors**"), and (c) the stockholders of the Company listed on Schedule B (together with any subsequent stockholders, or any transferees, who become parties hereto pursuant to Subsections 7.1(b) or 7.2 below, the "**Common Shareholders**," and referred to collectively with the Investors, the "**Stockholders**").

RECITALS

A. The Company and certain of the other parties hereto entered into that certain Voting Agreement dated as of December 28, 2018 (as amended from time to time, the "**Prior Agreement**").

B. Pursuant to Section 7.8 of the Prior Agreement, the Prior Agreement may be amended by (i) the Company; (ii) the Common Shareholders holding at least a majority of the Common Shares then outstanding and (iii) the holders of at least a majority of the shares of Common Stock issued or issuable upon conversion of the Series A Preferred Stock held by such Investors (voting together as a single class (and not as separate series) and on an as-converted basis) (collectively, the "**Amending Holders**").

C. The undersigned represent the Amending Holders.

D. Concurrently with the execution of this Agreement, the Company and certain of the Investors are entering into a Series B Preferred Stock Purchase Agreement (as amended, the "**Purchase Agreement**") providing for the sale of shares of the Series B Preferred Stock, and in connection with that agreement, the parties desire to provide the Investors with the right, among other rights, to designate the election of certain members of the board of directors of the Company (the "**Board of Directors**") in accordance with the terms of this Agreement.

E. The Third Amended and Restated Certificate of Incorporation of the Company (as the same may be amended and/or restated from time to time, the "**Restated Certificate**") provides that (a) the holders of record of the shares of the Series A Preferred Stock, exclusively and voting together as a separate class, shall be entitled to elect one (1) director of the Company (the "**Series A Director**"); (b) the holders of record of the shares of Series B Preferred Stock, exclusively and voting together as a separate class, shall be entitled to elect one (1) director of the Company (the "**Series B Director**"); and (c) the holders of record of the shares of Common Stock, exclusively

and voting together as a single class, shall be entitled to elect three (3) directors of the Company (each, a "**Common Director**").

F. The Company and certain of the Investors are parties to that certain Series B Preferred Stock Purchase Agreement of even date herewith (the "**Purchase Agreement**"), under which certain of the Company's and such Investors' obligations are conditioned upon the execution and delivery of this Agreement by such Investors, the Amending Holders and the Company.

G. In order to induce the Company to enter into the Purchase Agreement and to induce certain Investors to invest funds in the Company pursuant to the Purchase Agreement, the Investors and the Company hereby agree that this Agreement shall, as a condition to the consummation of the transactions contemplated by the Purchase Agreement, amend and restate the Prior Agreement and set forth their agreements and understandings with respect to how shares of the Company's capital stock held by them will be voted on, or tendered in connection with, an acquisition of the Company or an increase in the number of shares of Common Stock required to provide for the conversion of the Preferred Stock.

NOW, THEREFORE, the parties hereby agree that the Prior Agreement shall be amended and restated in its entirety by this Agreement, and the parties to this Agreement further agree as follows:

1. Voting Provisions Regarding Board of Directors.

1.1 Size of the Board of Directors. Each Stockholder agrees to vote, or cause to be voted, all Shares (as defined below) owned by such Stockholder, or over which such Stockholder has voting control, from time to time and at all times, in whatever manner as shall be necessary to ensure that the size of the Board of Directors shall be set and remain at five (5). For purposes of this Agreement, the term "**Shares**" shall mean and include any securities of the Company the holders of which are entitled to vote for members of the Board of Directors, including without limitation, all shares of Common Stock and Preferred Stock, by whatever name called, now owned or subsequently acquired by a Stockholder, however acquired, whether through stock splits, stock dividends, reclassifications, recapitalizations, similar events or otherwise.

1.2 Board Composition. Each Stockholder agrees to vote, or cause to be voted, all Shares owned by such Stockholder, or over which such Stockholder has voting control, from time to time and at all times, in whatever manner as shall be necessary to ensure that at each annual or special meeting of stockholders at which an election of directors is held or pursuant to any written consent of the stockholders, subject to Section 5, the following persons shall be elected to the Board of Directors:

(a) As the Series A Director, one (1) person designated from time to time by KMED Investments LC, a Virginia limited liability company ("**KMED**"), for so long as such stockholder and its Affiliates continue to own beneficially any shares of the Series A Preferred Stock, which individual shall initially be John Walker;

(b) As the Series B Director, one (1) person designated from time to time by Mitsui & Co., Ltd, a Japanese company ("**Mitsui**"), for so long as such stockholder and

its Affiliates continue to own beneficially any shares of the Series B Preferred Stock, which individual shall initially be Christine Li Shuling;

(c) As one of the Common Directors, the Company's Chief Executive Officer, who as of the date of this Agreement is R. Chad McClennan ("**McClennan**"), provided that if for any reason the CEO Director shall cease to serve as the Chief Executive Officer of the Company, each of the Stockholders shall promptly vote their respective Shares (i) to remove the former Chief Executive Officer of the Company from the Board of Directors if such person has not resigned as a member of the Board of Directors; and (ii) to elect such person's replacement as Chief Executive Officer of the Company as the new CEO Director;

(d) As the remaining two (2) Common Directors, shall be two (2) persons designated from time to time by McClennan for so long as McClennan continues to serve as the Chief Executive Officer of the Company or Chairman of the Board of Directors of the Company and, in the event McClennan is no longer serving as the Chief Executive Officer of the Company or Chairman of the Board of Directors of the Company, then each of the Stockholders may vote its Shares, at any time, to remove the McClennan Designees from the Board of Directors if such persons have not previously resigned and replace them with two (2) people designated by the holders of a majority of the then outstanding shares of Common Stock, voting as a separate class. The McClennan Designees initially shall be Mark Glasgold and Gregory Moran.

To the extent that any of clauses (a) through (d) above shall not be applicable, any member of the Board of Directors who would otherwise have been designated in accordance with the terms thereof shall instead be voted upon by all the stockholders of the Company entitled to vote thereon in accordance with, and pursuant to, the Restated Certificate.

For purposes of this Agreement, an individual, firm, corporation, partnership, association, limited liability company, trust or any other entity (collectively, a "**Person**") shall be deemed an "**Affiliate**" of another Person who, directly or indirectly, controls, is controlled by or is under common control with such Person, including, without limitation, any general partner, managing member, officer, director or trustee of such Person, or any venture capital fund now or registered investment company now or hereafter existing that is controlled by one (1) or more general partners, managing members or investment advisers of, or shares the same management company or investment adviser with, such Person.

1.3 Failure to Designate a Board Member. In the absence of any designation from the Persons or groups with the right to designate a director as specified above, the director previously designated by them and then serving shall be reelected if still eligible and willing to serve as provided herein and otherwise, such Board of Directors seat shall remain vacant.

1.4 Removal of Board Members. Each Stockholder also agrees to vote, or cause to be voted, all Shares owned by such Stockholder, or over which such Stockholder has voting control, from time to time and at all times, in whatever manner as shall be necessary to ensure that:

(a) no director elected pursuant to Subsection 1.2 of this Agreement may be removed from office unless (i) such removal is directed or approved by the affirmative vote of the Person, or of the holders of at least a majority of the shares of stock, entitled under

Subsection 1.2 to designate that director; or (ii) the Person(s) originally entitled to designate or approve such director pursuant to Subsection 1.2 is no longer so entitled to designate or approve such director;

(b) any vacancies created by the resignation, removal or death of a director elected pursuant to Subsection 1.2 or 1.3 shall be filled pursuant to the provisions of this Section 1; and

(c) upon the request of any party entitled to designate a director as provided in Subsections 1.2 or 1.3 to remove such director, such director shall be removed.

All Stockholders agree to execute any written consents required to perform the obligations of this Agreement, and the Company agrees at the request of any Person or group entitled to designate directors to call a special meeting of stockholders for the purpose of electing directors.

1.5 No Liability for Election of Recommended Directors. No Stockholder, nor any Affiliate of any Stockholder, shall have any liability as a result of designating a person for election as a director for any act or omission by such designated person in his or her capacity as a director of the Company, nor shall any Stockholder have any liability as a result of voting for any such designee in accordance with the provisions of this Agreement.

1.6 No "Bad Actor" Designees. Each Person with the right to designate or participate in the designation of a director as specified above hereby represents and warrants to the Company that, to such Person's knowledge, none of the "bad actor" disqualifying events (each, a "**Disqualification Event**") described in Rule 506(d)(1)(i)-(viii) promulgated under the Securities Act of 1933, as amended (the "**Securities Act**"), is applicable to such Person's initial designee named above except, if applicable, for a Disqualification Event as to which Rule 506(d)(2)(ii) or (iii) or (d)(3) is applicable. Any director designee to whom any Disqualification Event is applicable, except for a Disqualification Event as to which Rule 506(d)(2)(ii) or (iii) or (d)(3) is applicable, is hereinafter referred to as a "**Disqualified Designee**". Each Person with the right to designate or participate in the designation of a director as specified above hereby covenants and agrees (A) not to designate or participate in the designation of any director designee who, to such Person's knowledge, is a Disqualified Designee and (B) that in the event such Person becomes aware that any individual previously designated by any such Person is or has become a Disqualified Designee, such Person shall as promptly as practicable take such actions as are necessary to remove such Disqualified Designee from the Board of Directors and designate a replacement designee who is not a Disqualified Designee.

2. Vote to Increase Authorized Common Stock. Each Stockholder agrees to vote or cause to be voted all Shares owned by such Stockholder, or over which such Stockholder has voting control, from time to time and at all times, in whatever manner as shall be necessary to increase the number of authorized shares of Common Stock from time to time to ensure that there will be sufficient shares of Common Stock available for: (i) conversion of all of the shares of Preferred Stock outstanding at any given time; and (ii) the issuance of shares related to the exercise of options, warrants or similar instruments.

3. Drag-Along Right.

3.1 Definitions. A "**Sale of the Company**" shall mean either: (a) a transaction or series of related transactions in which a Person, or a group of related Persons, acquires from stockholders of the Company shares representing more than fifty percent (50%) of the outstanding voting power of the Company on an "as-converted" basis (a "**Stock Sale**"); or (b) a transaction that qualifies as a "**Deemed Liquidation Event**" as defined in the Restated Certificate.

3.2 Actions to be Taken. In the event that (i) the holders of a majority of the outstanding shares of Preferred Stock held by the Investors (voting together as a single class (and not as separate series) and on an as-converted basis) (including KMED and Mitsui, in each case for so long as such party continues to own at least 20% of the shares of Preferred Stock initially acquired by such party) (collectively, the "**Selling Investors**"); and (ii) the Board of Directors approve a Sale of the Company in writing, specifying that this Section 3 shall apply to such transaction, then each Stockholder and the Company hereby agree:

(a) if such transaction requires stockholder approval, with respect to all Shares that such Stockholder owns or over which such Stockholder otherwise exercises voting power, to vote (in person, by proxy or by action by written consent, as applicable) all Shares in favor of, and adopt, such Sale of the Company (together with any related amendment or restatement to the Restated Certificate required in order to implement such Sale of the Company) and to vote in opposition to any and all other proposals that could reasonably be expected to delay or impair the ability of the Company to consummate such Sale of the Company;

(b) if such transaction is a Stock Sale, to sell the same proportion of shares of capital stock of the Company beneficially held by such Stockholder as is being sold by the Selling Investors to the Person to whom the Selling Investors propose to sell their Shares, and, except as permitted in Subsection 3.3 below, on the same terms and conditions as the Selling Investors;

(c) to execute and deliver all related documentation and take such other action in support of the Sale of the Company as shall reasonably be requested by the Company or the Selling Investors in order to carry out the terms and provision of this Section 3, including, without limitation, executing and delivering instruments of conveyance and transfer, and any purchase agreement, merger agreement, any associated indemnity agreement, or escrow agreement, any associated voting, support, or joinder agreement, consent, waiver, governmental filing, share certificates duly endorsed for transfer (free and clear of impermissible liens, claims and encumbrances), and any similar or related documents;

(d) not to deposit, and to cause their Affiliates not to deposit, except as provided in this Agreement, any Shares of the Company owned by such party or Affiliate in a voting trust or subject any Shares to any arrangement or agreement with respect to the voting of such Shares, unless specifically requested to do so by the acquirer in connection with the Sale of the Company;

(e) to refrain from exercising any dissenters' rights or rights of appraisal under applicable law at any time with respect to such Sale of the Company;

(f) if the consideration to be paid in exchange for the Shares pursuant to this Section 3 includes any securities and due receipt thereof by any Stockholder would require under applicable law (x) the registration or qualification of such securities or of any person as a broker or dealer or agent with respect to such securities; or (y) the provision to any Stockholder of any information other than such information as a prudent issuer would generally furnish in an offering made solely to "accredited investors" as defined in Regulation D promulgated under the Securities Act, the Company may cause to be paid to any such Stockholder in lieu thereof, against surrender of the Shares which would have otherwise been sold by such Stockholder, an amount in cash equal to the fair value (as determined in good faith by the Board of Directors) of the securities which such Stockholder would otherwise receive as of the date of the issuance of such securities in exchange for the Shares; and

(g) in the event that the Selling Investors, in connection with such Sale of the Company, appoint a stockholder representative (the "**Stockholder Representative**") with respect to matters affecting the Stockholders under the applicable definitive transaction agreements following consummation of such Sale of the Company, (x) to consent to (i) the appointment of such Stockholder Representative, (ii) the establishment of any applicable escrow, expense or similar fund in connection with any indemnification or similar obligations, and (iii) the payment of such Stockholder's pro rata portion (from the applicable escrow or expense fund or otherwise) of any and all reasonable fees and expenses to such Stockholder Representative in connection with such Stockholder Representative's services and duties in connection with such Sale of the Company and its related service as the representative of the Stockholders, and (y) not to assert any claim or commence any suit against the Stockholder Representative or any other Stockholder with respect to any action or inaction taken or failed to be taken by the Stockholder Representative, within the scope of the Stockholder Representative's authority, in connection with its service as the Stockholder Representative, absent fraud, bad faith or willful misconduct.

3.3 Exceptions. Notwithstanding anything to the contrary set forth herein, a Stockholder will not be required to comply with Subsection 3.2 above in connection with any proposed Sale of the Company (the "**Proposed Sale**"), unless:

(a) any representations and warranties to be made by such Stockholder in connection with the Proposed Sale are limited to representations and warranties related to authority, ownership and the ability to convey title to such Shares, including, but not limited to, representations and warranties that (i) the Stockholder holds all right, title and interest in and to the Shares such Stockholder purports to hold, free and clear of all liens and encumbrances, (ii) the obligations of the Stockholder in connection with the transaction have been duly authorized, if applicable, (iii) the documents to be entered into by the Stockholder have been duly executed by the Stockholder and delivered to the acquirer and are enforceable (subject to customary limitations) against the Stockholder in accordance with their respective terms; and (iv) neither the execution and delivery of documents to be entered into by the Stockholder in connection with the transaction, nor the performance of the Stockholder's obligations thereunder, will cause a breach or violation of the terms of any agreement to which the Stockholder is a party, or any law or judgment, order or decree of any court or governmental agency that applies to the Stockholder;

(b) the Stockholder shall not be liable for the inaccuracy of any representation, warranty or covenant made by any other Person in connection with the Proposed

Sale, other than the Company (except to the extent that funds may be paid out of an escrow established to cover breach of representations, warranties and covenants of the Company as well as breach by any stockholder of any of identical representations, warranties and covenants provided by all stockholders);

(c) liability shall be limited to such Stockholder's applicable share (determined based on the respective proceeds payable to each Stockholder in connection with such Proposed Sale in accordance with the provisions of the Restated Certificate) of a negotiated aggregate indemnification amount that applies equally to all Stockholders but that in no event exceeds the amount of consideration otherwise payable to such Stockholder in connection with such Proposed Sale, except with respect to claims related to fraud by such Stockholder, the liability for which need not be limited as to such Stockholder;

(d) upon the consummation of the Proposed Sale (i) each holder of each class or series of the Company's capital stock will receive the same form of consideration for their shares of such class or series as is received by other holders in respect of their shares of such same class or series of stock, (ii) each holder of a series of Preferred Stock will receive the same amount of consideration per share of such series of Preferred Stock as is received by other holders in respect of their shares of such same series, (iii) each holder of Common Stock will receive the same amount of consideration per share of Common Stock as is received by other holders in respect of their shares of Common Stock, and (iv) unless waived pursuant to the terms of the Restated Certificate and as may be required by law, the aggregate consideration receivable by all holders of the Preferred Stock and Common Stock shall be allocated among the holders of Preferred Stock and Common Stock on the basis of the relative liquidation preferences to which the holders of each respective series of Preferred Stock and the holders of Common Stock are entitled in a Deemed Liquidation Event (assuming for this purpose that the Proposed Sale is a Deemed Liquidation Event) in accordance with the Restated Certificate in effect immediately prior to the Proposed Sale; provided, however, that, notwithstanding the foregoing, if the consideration to be paid in exchange for the Shares held by the Common Shareholders or Shares held by the Investors, as applicable, pursuant to this Subsection 3.3(d) includes any securities and due receipt thereof by any Common Shareholder or Investor would require under applicable law (x) the registration or qualification of such securities or of any person as a broker or dealer or agent with respect to such securities; or (y) the provision to any Common Shareholder or Investor of any information other than such information as a prudent issuer would generally furnish in an offering made solely to "accredited investors" as defined in Regulation D promulgated under the Securities Act, the Company may cause to be paid to any such Common Shareholder or Investor in lieu thereof, against surrender of the Shares held by the Common Shareholders or Shares held by the Investors, as applicable, which would have otherwise been sold by such Common Shareholder or Investor, an amount in cash equal to the fair value (as determined in good faith by the Board of Directors) of the securities which such Common Shareholder or Investor would otherwise receive as of the date of the issuance of such securities in exchange for the Common Stock or Preferred Stock, as applicable; and

(e) subject to clause (d) above, requiring the same form of consideration to be available to the holders of any single class or series of capital stock, if any holders of any capital stock of the Company are given an option as to the form and amount of consideration to be received as a result of the Proposed Sale, all holders of such capital stock will be given the same

option; provided, however, that nothing in this Subsection 3.3(e) shall entitle any holder to receive any form of consideration that such holder would be ineligible to receive as a result of such holder's failure to satisfy any condition, requirement or limitation that is generally applicable to the Company's stockholders.

3.4 Restrictions on Sales of Control of the Company. No Stockholder shall be a party to any Stock Sale unless (a) all holders of Preferred Stock are allowed to participate in such transaction and (b) the consideration received pursuant to such transaction is allocated among the parties thereto in the manner specified in the Company's Restated Certificate in effect immediately prior to the Stock Sale (as if such transaction were a Deemed Liquidation Event), unless the holders of at least the requisite percentage required to waive treatment of the transaction(s) as a Deemed Liquidation Event pursuant to the terms of the Restated Certificate, elect to allocate the consideration differently by written notice given to the Company prior to the effective date of any such transaction or series of related transactions.

4. Remedies.

4.1 Covenants of the Company. The Company agrees to use its best efforts, within the requirements of applicable law, to ensure that the rights granted under this Agreement are effective and that the parties enjoy the benefits of this Agreement. Such actions include, without limitation, the use of the Company's best efforts to cause the nomination and election of the directors as provided in this Agreement.

4.2 Irrevocable Proxy and Power of Attorney. Each party to this Agreement hereby constitutes and appoints as the proxies of the party and hereby grants a power of attorney to the Chief Executive Officer of the Company, and a designee of the Selling Investors, and each of them, with full power of substitution, with respect to the matters set forth herein, including, without limitation, election of persons as members of the Board of Directors in accordance with Section 1 hereto, votes to increase authorized shares pursuant to Section 2 hereof and votes regarding any Sale of the Company pursuant to Section 3 hereof, and hereby authorizes each of them to represent and vote, if and only if the party (i) fails to vote, or (ii) attempts to vote (whether by proxy, in person or by written consent), in a manner which is inconsistent with the terms of this Agreement, all of such party's Shares in favor of the election of persons as members of the Board of Directors determined pursuant to and in accordance with the terms and provisions of this Agreement or the increase of authorized shares or approval of any Sale of the Company pursuant to and in accordance with the terms and provisions of Sections 2 and 3, respectively, of this Agreement or to take any action necessary to effect Sections 2 and 3, respectively, of this Agreement. The power of attorney granted hereunder shall authorize the Chief Executive Officer of the Company to execute and deliver the documentation referred to in Section 3.2(c) on behalf of any party failing to do so within five (5) business days of a request by the Company. Each of the proxy and power of attorney granted pursuant to this Section 4.2 is given in consideration of the agreements and covenants of the Company and the parties in connection with the transactions contemplated by this Agreement and, as such, each is coupled with an interest and shall be irrevocable unless and until this Agreement terminates or expires pursuant to Section 6 hereof. Each party hereto hereby revokes any and all previous proxies or powers of attorney with respect to the Shares and shall not hereafter, unless and until this Agreement terminates or expires pursuant to Section 6 hereof, purport to grant any other proxy or power of attorney with respect to any of

the Shares, deposit any of the Shares into a voting trust or enter into any agreement (other than this Agreement), arrangement or understanding with any person, directly or indirectly, to vote, grant any proxy or give instructions with respect to the voting of any of the Shares, in each case, with respect to any of the matters set forth herein.

4.3 Specific Enforcement. Each party acknowledges and agrees that each party hereto will be irreparably damaged in the event any of the provisions of this Agreement are not performed by the parties in accordance with their specific terms or are otherwise breached. Accordingly, it is agreed that each of the Company and the Stockholders shall be entitled to an injunction to prevent breaches of this Agreement, and to specific enforcement of this Agreement and its terms and provisions in any action instituted in any court of the United States or any state having subject matter jurisdiction.

4.4 Remedies Cumulative. All remedies, either under this Agreement or by law or otherwise afforded to any party, shall be cumulative and not alternative.

5. "Bad Actor" Matters.

5.1 Representations.

(a) Each Person with the right to designate or participate in the designation of a director pursuant to this Agreement hereby represents that (i) such Person has exercised reasonable care to determine whether any Disqualification Event is applicable to such Person, any director designee designated by such Person pursuant to this Agreement or any of such Person's Rule 506(d) Related Parties, except, if applicable, for a Disqualification Event as to which Rule 506(d)(2)(ii) or (iii) or (d)(3) is applicable and (ii) no Disqualification Event is applicable to such Person, any member of the Board of Directors designated by such Person pursuant to this Agreement or any of such Person's Rule 506(d) Related Parties, except, if applicable, for a Disqualification Event as to which Rule 506(d)(2)(ii) or (iii) or (d)(3) is applicable. Notwithstanding anything to the contrary in this Agreement, each Investor makes no representation regarding any Person that may be deemed to be a beneficial owner of the Company's voting equity securities held by such Investor solely by virtue of that Person being or becoming a party to (x) this Agreement, as may be subsequently amended, or (y) any other contract or written agreement to which the Company and such Investor are parties regarding (1) the voting power, which includes the power to vote or to direct the voting of, such security; and/or (2) the investment power, which includes the power to dispose, or to direct the disposition of, such security. For purposes of this Agreement, the term "**Rule 506(d) Related Party**" means, with respect to any Person, any other Person that is a beneficial owner of such first Person's securities for purposes of Rule 506(d) under the Securities Act.

(b) The Company hereby represents and warrants to the Investors that no Disqualification Event is applicable to the Company or, to the Company's knowledge, any Company Covered Person, except for a Disqualification Event as to which Rule 506(d)(2)(ii–iv) or (d)(3) is applicable. For purposes of this Agreement, the term "**Company Covered Person**" means, with respect to the Company as an "issuer" for purposes of Rule 506 promulgated under the Securities Act, any Person listed in the first paragraph of Rule 506(d)(1).

5.2 Covenants. Each Person with the right to designate or participate in the designation of a director pursuant to this Agreement covenants and agrees (i) not to designate or participate in the designation of any director designee who, to such Person's knowledge, is a Disqualified Designee, (ii) to exercise reasonable care to determine whether any director designee designated by such person is a Disqualified Designee, (iii) that in the event such Person becomes aware that any individual previously designated by any such Person is or has become a Disqualified Designee, such Person shall as promptly as practicable take such actions as are necessary to remove such Disqualified Designee from the Board of Directors and designate a replacement designee who is not a Disqualified Designee, and (iv) to notify the Company promptly in writing in the event a Disqualification Event becomes applicable to such Person or any of its Rule 506(d) Related Parties, or, to such Person's knowledge, to such Person's initial designee named in Section 1, except, if applicable, for a Disqualification Event as to which Rule 506(d)(2)(ii) or (iii) or (d)(3) is applicable.

6. Term. This Agreement shall be effective as of the date hereof and shall continue in effect until and shall terminate upon the earliest to occur of (a) the consummation of the Company's first underwritten public offering of its Common Stock (other than a registration statement relating either to the sale of securities to employees of the Company pursuant to its stock option, stock purchase or similar plan or an SEC Rule 145 transaction); (b) the consummation of a Sale of the Company and distribution of proceeds to or escrow for the benefit of the Stockholders in accordance with the Restated Certificate, provided that the provisions of Section 3 hereof will continue after the closing of any Sale of the Company to the extent necessary to enforce the provisions of Section 3 with respect to such Sale of the Company; and (c) termination of this Agreement in accordance with Subsection 7.8 below.

7. Miscellaneous.

7.1 Additional Parties.

(a) Notwithstanding anything to the contrary contained herein, if the Company issues additional Shares after the date hereof, as a condition to the issuance of such Shares, the Company shall require that any purchaser of such Shares become a party to this Agreement by executing and delivering (i) the Adoption Agreement attached to this Agreement as Exhibit A, or (ii) a counterpart signature page hereto agreeing to be bound by and subject to the terms of this Agreement as an Investor and Stockholder or Common Shareholder and Stockholder, as the case may be, hereunder. In either event, each such person shall thereafter be deemed an Investor and Stockholder or Common Shareholder and Stockholder, as the case may be, for all purposes under this Agreement.

(b) In the event that after the date of this Agreement, the Company enters into an agreement with any Person to issue shares of capital stock to such Person (other than to a purchaser of Preferred Stock described in Subsection 7.1(a) above), following which such Person shall hold Shares constituting one percent (1%) or more of the Company's then outstanding capital stock (treating for this purpose all shares of Common Stock issuable upon exercise of or conversion of outstanding options, warrants or convertible securities, as if exercised and/or converted or exchanged), then, the Company shall cause such Person, as a condition precedent to entering into such agreement, to become a party to this Agreement by executing an Adoption

Agreement in the form attached hereto as Exhibit A, agreeing to be bound by and subject to the terms of this Agreement as a Stockholder and thereafter such person shall be deemed a Stockholder for all purposes under this Agreement.

7.2 Transfers. Each transferee or assignee of any Shares subject to this Agreement shall continue to be subject to the terms hereof, and, as a condition precedent to the Company recognizing such transfer, each transferee or assignee shall agree in writing to be subject to each of the terms of this Agreement by executing and delivering an Adoption Agreement substantially in the form attached hereto as Exhibit A. Upon the execution and delivery of an Adoption Agreement by any transferee, such transferee shall be deemed to be a party hereto as if such transferee were the transferor and such transferee's signature appeared on the signature pages of this Agreement and shall be deemed to be an Investor and Stockholder, or Common Shareholder and Stockholder, as applicable. The Company shall not permit the transfer of the Shares subject to this Agreement on its books or issue a new certificate representing any such Shares unless and until such transferee shall have complied with the terms of this Subsection 7.2. Each certificate instrument, or book entry representing the Shares subject to this Agreement if issued on or after the date of this Agreement shall be notated by the Company with the legend set forth in Subsection 7.12.

7.3 Successors and Assigns. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the parties. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

7.4 Governing Law. This Agreement shall be governed by the internal law of the State of Delaware, without regard to conflict of law principles that would result in the application of any law other than the law of the State of Delaware.

7.5 Counterparts. This Agreement may be executed in two (2) or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Counterparts may be delivered via electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, *e.g.*, www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

7.6 Titles and Subtitles. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

7.7 Notices.

(a) Generally. All notices and other communications given or made pursuant to this Agreement shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or (a) personal delivery to the party to be notified, (b) when sent, if sent by electronic mail during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient's next business day, (c) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one (1) business

day after the business day of deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt. All communications shall be sent to the respective parties at their address as set forth on Schedule A or Schedule B hereto, or (as to the Company) to the principal office of the Company and to the attention of the Chief Executive Officer, or, in any case, to such e-mail address or address as subsequently modified by written notice given in accordance with this Subsection 7.7. If notice is given to the Company, it shall be sent to the office of the Company at 242 W. 38th Street, 14th Floor, New York, New York 10018, Attention: Chief Executive Officer, with a copy to Croke Fairchild Duarte & Beres LLC, 180 N. LaSalle Street, Suite 2750, Chicago, Illinois, 60601, Attention: Patrick Croke and Phillip Acevedo.

(b) Consent to Electronic Notice. Each Investor and Common Shareholder consents to the delivery of any stockholder notice pursuant to the Delaware General Corporation Law (the "**DGCL**"), as amended or superseded from time to time, by electronic transmission pursuant to Section 232 of the DGCL (or any successor thereto) at the electronic mail address set forth below such Investor's or Common Shareholder's name on the Schedules hereto, as updated from time to time by notice to the Company, or as on the books of the Company. Each Investor and Common Shareholder agrees to promptly notify the Company of any change in its electronic mail address, and that failure to do so shall not affect the foregoing.

7.8 Consent Required to Amend, Modify, Terminate or Waive. This Agreement may be amended, modified or terminated (other than pursuant to Section 6) and the observance of any term hereof may be waived (either generally or in a particular instance and either retroactively or prospectively) only by a written instrument executed by (a) the Company; (b) the Common Shareholders holding a majority of the Common Shares then held by the Common Shareholders who are then providing services to the Company as officers, employees, advisors or consultants; and (c) the holders of a majority of the shares of Common Stock issued or issuable upon conversion of the Preferred Stock held by the Investors (voting together as a single class (and not as separate series) and on an as-converted basis) (including KMED and Mitsui, in each case for so long as such party continues to own at least 20% of the shares of Preferred Stock initially acquired by such party). Notwithstanding the foregoing:

(a) this Agreement may not be amended, modified or terminated and the observance of any term of this Agreement may not be waived with respect to any Investor or Common Shareholder without the written consent of such Investor or Common Shareholder unless such amendment, modification, termination or waiver applies to all Investors or all Common Shareholders, as the case may be, in the same fashion; provided, however, no provision can be amended to impose or increase personal liability without the consent of the applicable Stockholder;

(b) the provisions of Subsection 1.2(a) and this Subsection 7.8(b) shall not be amended or waived without the written consent of KMED;

(c) the provisions of Subsection 1.2(b), Subsection 3.2 and this Subsection 7.8(c) shall not be amended or waived without the written consent of Mitsui;

(d) the provisions of Subsection 1.2(d) and this Subsection 7.8(d) shall not be amended or waived without the written consent of the holders of a majority of the then outstanding shares of Common Stock;

(e) the consent of the Common Shareholders shall not be required for any amendment, modification, termination or waiver if such amendment, modification, termination or waiver either (A) is not directly applicable to the rights of the Common Shareholders hereunder; or (B) does not adversely affect the rights of the Common Shareholders in a manner that is different than the effect on the rights of the other parties hereto;

(f) Schedule A hereto may be amended by the Company from time to time in accordance with Subsection 1.3 of the Purchase Agreement to add information regarding additional Purchasers (as defined in the Purchase Agreement) without the consent of the other parties hereto;

(g) any provision hereof may be waived by the waiving party on such party's own behalf, without the consent of any other party.

The Company shall give prompt written notice of any amendment, termination, modification or waiver hereunder to any party that did not consent in writing thereto. Any amendment, modification, termination, or waiver effected in accordance with this Subsection 7.8 shall be binding on each party and all of such party's successors and permitted assigns, whether or not any such party, successor or assignee entered into or approved such amendment, modification termination or waiver. For purposes of this Subsection 7.8, the requirement of a written instrument may be satisfied in the form of an action by written consent of the Stockholders circulated by the Company and executed by the Stockholder parties specified, whether or not such action by written consent makes explicit reference to the terms of this Agreement.

7.9 Delays or Omissions. No delay or omission to exercise any right, power or remedy accruing to any party under this Agreement, upon any breach or default of any other party under this Agreement, shall impair any such right, power or remedy of such non-breaching or non-defaulting party nor shall it be construed to be a waiver of any such breach or default, or an acquiescence therein, or of or in any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default previously or thereafter occurring. Any waiver, permit, consent or approval of any kind or character on the part of any party of any breach or default under this Agreement, or any waiver on the part of any party of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing. All remedies, either under this Agreement or by law or otherwise afforded to any party, shall be cumulative and not alternative.

7.10 Severability. The invalidity or unenforceability of any provision hereof shall in no way affect the validity or enforceability of any other provision.

7.11 Entire Agreement. Upon the effectiveness of this Agreement, the Prior Agreement shall be deemed amended and restated to read in its entirety as set forth in this Agreement. This Agreement (including the Exhibits hereto), the Restated Certificate and the other Transaction Agreements (as defined in the Purchase Agreement) constitute the full and entire

understanding and agreement between the parties with respect to the subject matter hereof, and any other written or oral agreement relating to the subject matter hereof existing between the parties is expressly canceled.

7.12 Share Certificate Legend. Each certificate, instrument, or book entry representing any Shares issued after the date hereof shall be notated by the Company with a legend reading substantially as follows:

> "THE SHARES REPRESENTED HEREBY ARE SUBJECT TO A VOTING AGREEMENT, AS MAY BE AMENDED FROM TIME TO TIME, (A COPY OF WHICH MAY BE OBTAINED UPON WRITTEN REQUEST FROM THE COMPANY), AND BY ACCEPTING ANY INTEREST IN SUCH SHARES THE PERSON ACCEPTING SUCH INTEREST SHALL BE DEEMED TO AGREE TO AND SHALL BECOME BOUND BY ALL THE PROVISIONS OF THAT VOTING AGREEMENT, INCLUDING CERTAIN RESTRICTIONS ON TRANSFER AND OWNERSHIP SET FORTH THEREIN."

The Company, by its execution of this Agreement, agrees that it will cause the certificates instruments, or book entry evidencing the Shares issued after the date hereof to be notated with the legend required by this Subsection 7.12 of this Agreement, and it shall supply, free of charge, a copy of this Agreement to any holder of such Shares upon written request from such holder to the Company at its principal office. The parties to this Agreement do hereby agree that the failure to cause the certificates, instruments, or book entry evidencing the Shares to be notated with the legend required by this Subsection 7.12 herein and/or the failure of the Company to supply, free of charge, a copy of this Agreement as provided hereunder shall not affect the validity or enforcement of this Agreement.

7.13 Stock Splits, Stock Dividends, etc. In the event of any issuance of Shares of the Company's voting securities hereafter to any of the Stockholders (including, without limitation, in connection with any stock split, stock dividend, recapitalization, reorganization, or the like), such Shares shall become subject to this Agreement and shall be notated with the legend set forth in Subsection 7.12.

7.14 Manner of Voting. The voting of Shares pursuant to this Agreement may be effected in person, by proxy, by written consent or in any other manner permitted by applicable law. For the avoidance of doubt, voting of the Shares pursuant to the Agreement need not make explicit reference to the terms of this Agreement.

7.15 Further Assurances. At any time or from time to time after the date hereof, the parties agree to cooperate with each other, and at the request of any other party, to execute and deliver any further instruments or documents and to take all such further action as the other party may reasonably request in order to evidence or effectuate the consummation of the transactions contemplated hereby and to otherwise carry out the intent of the parties hereunder.

7.16 Dispute Resolution. The parties (a) hereby irrevocably and unconditionally submit to the jurisdiction of the state courts of the State of Delaware, including the Delaware Court of Chancery in and for New Castle County, for the purpose of any suit, action or other proceeding

arising out of or based upon this Agreement, and (b) agree not to commence any suit, action or other proceeding arising out of or based upon this Agreement except in such courts.

WAIVER OF JURY TRIAL: EACH PARTY HEREBY WAIVES ITS RIGHTS TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF THIS AGREEMENT, THE OTHER TRANSACTION DOCUMENTS, THE SECURITIES OR THE SUBJECT MATTER HEREOF OR THEREOF. THE SCOPE OF THIS WAIVER IS INTENDED TO BE ALL-ENCOMPASSING OF ANY AND ALL DISPUTES THAT MAY BE FILED IN ANY COURT AND THAT RELATE TO THE SUBJECT MATTER OF THIS TRANSACTION, INCLUDING, WITHOUT LIMITATION, CONTRACT CLAIMS, TORT CLAIMS (INCLUDING NEGLIGENCE), BREACH OF DUTY CLAIMS, AND ALL OTHER COMMON LAW AND STATUTORY CLAIMS. THIS SECTION HAS BEEN FULLY DISCUSSED BY EACH OF THE PARTIES HERETO AND THESE PROVISIONS WILL NOT BE SUBJECT TO ANY EXCEPTIONS. EACH PARTY HERETO HEREBY FURTHER WARRANTS AND REPRESENTS THAT SUCH PARTY HAS REVIEWED THIS WAIVER WITH ITS LEGAL COUNSEL, AND THAT SUCH PARTY KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL.

7.17 Aggregation of Stock. All Shares held or acquired by a Stockholder and/or its Affiliates shall be aggregated together for the purpose of determining the availability of any rights under this Agreement, and such affiliated persons may apportion such rights as among themselves in any manner they deem appropriate.

[Signature Pages Follow]

IN WITNESS WHEREOF, the parties have executed this Amended and Restated Voting Agreement as of the date first written above.

"COMPANY"

KOIOS MEDICAL, INC.

By:____
Name: R. Chad McClennan
Title: Chief Executive Officer

"INVESTORS"

KMED INVESTMENTS LC

By: MVP Management, LLC Manager

By:____
Milton V. Peterson, Managing Member

"INVESTORS"

MITSUI & CO., LTD

By:____
Name: Name: Tomo Nagahiro
Title: General Manager, Strategic Planning Department, Wellness Business Unit, Mitsui&Co., Ltd.

SCHEDULE A

INVESTORS

MITSUI & CO., LTD
[address]

With a copy (which shall not constitute notice) to:

O'Melveny & Myers LLP
400 South Hope Street, 18th Floor
Los Angeles, CA 90071
Attention: Scott Sugino

SCHEDULE B

COMMON SHAREHOLDERS

Name and Address	**Number of Shares Held**
[NAME] [ADDRESS]	[________]shares of Common Stock

EXHIBIT A

ADOPTION AGREEMENT

This Adoption Agreement ("**Adoption Agreement**") is executed on ___________________, 20__, by the undersigned (the "**Holder**") pursuant to the terms of that certain Amended and Restated Voting Agreement dated as of January ___, 2023 (the "**Agreement**"), by and among the Company and certain of its Stockholders, as such Agreement may be amended or amended and restated hereafter. Capitalized terms used but not defined in this Adoption Agreement shall have the respective meanings ascribed to such terms in the Agreement. By the execution of this Adoption Agreement, the Holder agrees as follows.

1.1 Acknowledgement. Holder acknowledges that Holder is acquiring certain shares of the capital stock of the Company (the "**Stock**"), for one of the following reasons (Check the applicable box):

☐ As a transferee of Shares from a party in such party's capacity as an "Investor" bound by the Agreement, and after such transfer, Holder shall be considered an "Investor" and a "Stockholder" for all purposes of the Agreement.

☐ As a transferee of Shares from a party in such party's capacity as a "Common Shareholder" bound by the Agreement, and after such transfer, Holder shall be considered a "Common Shareholder" and a "Stockholder" for all purposes of the Agreement.

☐ As a new Investor in accordance with Subsection 7.1(a) of the Agreement, in which case Holder will be an "Investor" and a "Stockholder" for all purposes of the Agreement.

☐ In accordance with Subsection 7.1(b) of the Agreement, as a new party who is not a new Investor, in which case Holder will be a "Stockholder" for all purposes of the Agreement.

1.2 Agreement. Holder hereby (a) agrees that the Stock, and any other shares of capital stock or securities required by the Agreement to be bound thereby, shall be bound by and subject to the terms of the Agreement and (b) adopts the Agreement with the same force and effect as if Holder were originally a party thereto.

1.3 Notice. Any notice required or permitted by the Agreement shall be given to Holder at the address or email address listed below Holder's signature hereto.

HOLDER:

____
[Print Name of Holder]

By: ______________________________

Title: _______________________________

ACCEPTED AND AGREED:

KOIOS MEDICAL, INC.

By: ___________________________________

Title: ___________________________________

Address: _________________________

____

Email address: _____________________

EXHIBIT G

FORM OF SIDE LETTER

KOIOS MEDICAL, INC.
242 W 38th Street, 14th Floor
New York, NY 10018

January [___], 2023

Mitsui & Co., Ltd.
2-1, Otemachi 1-chome,
Chiyoda-ku, Tokyo 100-8631, Japan

Re: Purchase of Series B Preferred Stock of Koios Medical, Inc.

Ladies and Gentlemen:

Reference is made to the purchase of 1,994,626 shares of Series B-3 Preferred Stock (the "***Shares***") of Koios Medical, Inc, (the "***Company***") by Mitsui & Co., Ltd. ("***Investor***" or "***Mitsui***") pursuant to the Series B Preferred Stock Purchase Agreement dated on or about the date hereof by and among the Company, Investor and the other parties thereto (the "***Purchase Agreement***"), Investor shall be entitled to the following contractual rights, in addition to other rights specifically provided to all investors in the Financing Documents (as defined in the Purchase Agreement):

1. The Company and Mitsui will negotiate in good faith regarding usage rights to the Company's de-identified patient data in certain Mitsui projects (which shall include projects in which Mitsui or its affiliates are directly involved as well as projects involving potential clients or partners introduced by Mitsui or its affiliates (including but not limited to, IHH Healthcare, AveHealth, and customers of AveHealth)), all subject to Company and Mitsui's compliance with and in accordance with any applicable US regulations, data privacy laws (including but not limited to HIPAA), contractual restrictions, IP reservation requirements and upon reaching mutually agreeable commercial terms. Mitsui agrees that if and when such usage rights are granted, such rights would be limited to uses that would not limit the Company's commercial prospects as a result of the use of such data. For clarification purposes, the Company will not provide legacy patient data that exists prior to the execution of a mutually agreeable data agreement, and if the parties reach mutually agreeable commercial terms may provide de-identified data only for certain Mitsui projects as defined above.

2. The Company and Mitsui will negotiate in good faith regarding co-exploration of business opportunities, including but not limited to, development of new radiology AI solutions utilizing existing image/healthcare data among the parties and development of new radiology solutions addressing the needs of Mitsui or its affiliates (including but not limited to: MBK Healthcare Management and AveHealth or its customers), subject to the parties mutually agreeing to commercially agreeable terms.

3. Mitsui will, on a best efforts basis, provide the Company with introductions to Mitsui affiliates that are providers of healthcare services that are potential customers of the Company; these providers of healthcare services may include IHH Healthcare and its affiliates, AveHealth, and customers of AveHealth. Mitsui will identify and introduce to the Company the appropriate points of contact to assist the Company in the deployment of Koios DS in its affiliates. The Company will ensure that the purchase price for its solutions that are made available to Mitsui and its affiliates will be at rates and terms that shall be equally competitive to other rates and terms which are/may be provided by the Company to other preferred customers. For the avoidance of doubt, all introductions to providers and any subsequent agreements shall be in compliance with all US regulations governing

such transactions, including the False Claims Act, the Anti-Kickback Statute, the Physician Self-Referral Law and any other applicable regulatory program.

4. The Company will provide to Mitsui (or its designated affiliate) a Right of First Offer for the Japan distributorship of the Company's products, which terms shall be equally competitive to the terms offered to other existing distributors. For clarification purposes, the parties acknowledge that GE HealthCare has a non-exclusive worldwide right (including Japan) to distribute the Company's products subject to the terms and conditions of the parties' Amended and Restated Development, License and Distribution Agreement.

5. As of the Closing Date (as defined in the Purchase Agreement), the Company is not a U.S. business that: (a) produces, designs, tests, manufactures, fabricates, or develops one or more "critical technologies," as that term is defined in Section 721 of the Defense Production Act of 1950, as amended (50 U.S.C. § 4565), including all implementing regulations thereof (the "***DPA***"); (b) owns, operates, maintains, supplies, manufactures, or services "covered investment critical infrastructure," as that term is defined in the DPA; or (c) maintains or collects, directly or indirectly, "sensitive personal data" of U.S. citizens, as that term is defined in the DPA.

The rights and obligations described herein shall terminate and be of no further force or effect upon (a) such time as Investor or its affiliates no longer hold at least 20% of the Shares, (b) the consummation of the sale of the Company's securities pursuant to a registration statement filed by the Company under the Securities Act of 1933, as amended, in connection with the offering of its securities to the general public, or (c) the consummation of a Deemed Liquidation Event (as defined in the Company's Certificate of Incorporation).

This Side Letter may not be amended or modified without the express written consent of the Company and Investor. Any capitalized terms used but not defined herein shall have the meaning set forth in the Purchase Agreement.

[Signature Page Follows]

Very truly yours,

COMPANY:

KOIOS MEDICAL, INC.

By:______________________________
Name: R. Chad McClennan
Title: President & CEO

Accepted and Agreed:

INVESTOR:

MITSUI & CO., LTD.

By:____________________________________
Name: Name: Tomo Nagahiro
Title: General Manager, Strategic Planning Department, Wellness Business Unit, Mitsui&Co., Ltd.

EXHIBIT H

DISCLOSURE SCHEDULE

Exhibit H
Disclosure Schedule

This Disclosure Schedule (the "Disclosure Schedule") is delivered pursuant to the Series B Preferred Stock Purchase Agreement (the "Agreement") dated as of January 25, 2023 by and among Koios Medical, Inc (the "Company") and the purchaser or purchasers named therein (the "Purchaser"). All capitalized terms used herein but not otherwise defined shall have the meanings ascribed to such terms in the Agreement.

This Disclosure Schedule and the information and disclosures contained herein are intended only to qualify and limit the representations, warranties and covenants of the Company contained in the Agreement and shall not be deemed to expand in any way the scope or effect of any such representations, warranties or covenants. Inclusion of information herein shall not be construed as an admission that such information is material to the business, financial position or results of operations of the Company.

The section number headings in the Disclosure Schedule correspond to the section numbers in the Agreement and the Disclosure Schedule should be read in conjunction with the respective provisions of the Agreement. Every matter, document or item referred to, set forth or described in the Disclosure Schedule as it relates to Section 2 of the Agreement shall be deemed to qualify the other representations and warranties in Section 2 of the Agreement to the extent it is reasonably apparent on the face of such disclosure that the disclosed matter, document or item is relevant to such other representation or warranty. For convenience by reference, the Company has in certain instances included cross references to other sections of the Disclosure Schedule. The inclusion of such references does not mean that in those instances where a cross reference is not included, any disclosure contained herein is not disclosed or incorporated into any other sections, schedules or exhibits under the Agreement to the extent that the import for such other sections is reasonably apparent from the face of such disclosure as so made. Any item in the Disclosure Schedule is not evidence that the item meets any applicable category, standard of materiality or other threshold contained within the Agreement, and certain items listed in the Disclosure Schedule are for informational purposes only, notwithstanding the fact that they are not required to be listed herein by the terms of the Agreement. Inclusion of any item in the Disclosure Schedule shall not constitute, or be deemed to be, an admission to any third party concerning such item. Additionally, the presence or absence of the language "except as set forth in the Disclosure Schedule(s)" in the representations and warranties to the Agreement, shall not be deemed to limit in any way the effectiveness of the disclosures set forth herein.

Section 2.1

Organization; Good Standing, Corporate Power and Qualification

Even though the failure to qualify to transact business in Illinois would not have a Material Adverse Effect on the Company, the Company is currently working with CT Corporation to restore its Good Standing status in Illinois.

Section 2.2(c)

Capitalization

See attached

The Company has reserved 3,000,000 shares of Common Stock for option grants in the Stock Plan. The Company's options all include a single-trigger vesting requirement. 888,420 options remain available for issuance. The ISO/NSO vesting report has been provided in the data room.

Shareholder	Certficate Number*	Common Stock	Options/ Warrants	Preferred A**	Preferred B	Fully Diluted	% FD
2000 Graham D.S. Anderson Children's Trust	PA-013	-	-	9,411	-	9,411	0.1%
2000 Graham D.S. Anderson Children's Trust	CNB1-01	-	-	-	8,102	8,102	0.0%
2000 Graham D.S. Anderson Children's Trust	CNB2-02	-	-	-	8,513	8,513	0.1%
2000 Graham D.S. Anderson Children's Trust	CNB2-28	-	-	-	8,408	8,408	0.0%
Aaron Weinberger	PA-002	-	-	50,840	-	50,840	0.3%
Aaron Weinberger	PA-063	-	-	33,457	-	33,457	0.2%
Aaron Weinberger	CNB1-40	-	-	-	24,288	24,288	0.1%
AcceloMed Capital LLC	CNB1-02	-	-	-	9,703	9,703	0.1%
Acme Nova Partners	PA-065	-	-	311,216	-	311,216	1.8%
Adam W. Ifshin	PA-044	-	-	37,598	-	37,598	0.2%
Adam W. Ifshin	CNB1-22	-	-	-	16,166	16,166	0.1%
Ajit Jairaj	CS-085	100,000	-	-	-	100,000	0.6%
Ajit Jairaj	CS-113	66,666	-	-	-	66,666	0.4%
Ajit Jairaj	CS-114	33,334	-	-	-	33,334	0.2%
Alana Lambert	PA-026	-	-	26,021	-	26,021	0.2%
Alana Lambert	CNB2-13	-	-	-	33,971	33,971	0.2%
Amy Fowler	CS-147	40,000	-	-	-	40,000	0.2%
Amy Fowler	CS-148	2,727	-	-	-	2,727	0.0%
Amy Fowler	CS-149	6,250	-	-	-	6,250	0.0%
Amy Fowler	CS-150	1,250	-	-	-	1,250	0.0%
Amy Fowler	CS-154	1,363	-	-	-	1,363	0.0%
Amy Fowler	CS-156	1,250	-	-	-	1,250	0.0%
Amy Fowler	CS-157	10,000	-	-	-	10,000	0.1%
Amy Fowler	CS-161	682	-	-	-	682	0.0%
Amy Fowler	CS-162	1,250	-	-	-	1,250	0.0%
Amy Fowler	CS-163	5,000	-	-	-	5,000	0.0%
Amy Fowler	CS-168	1,250	-	-	-	1,250	0.0%
Amy Fowler	CS-169	682	-	-	-	682	0.0%
Amy Fowler	CS-170	5,000	-	-	-	5,000	0.0%
Amy Fowler	CS-174	1,250	-	-	-	1,250	0.0%
Amy Fowler	CS-175	1,390	-	-	-	1,390	0.0%
Amy Fowler	CS-176	5,000	-	-	-	5,000	0.0%
Amy Fowler	CS-177	682	-	-	-	682	0.0%

Shareholder	Certficate Number*	Common Stock	Options/ Warrants	Preferred A**	Preferred B	Fully Diluted	% FD
Amy Fowler	CS-178	347	-	-	-	347	0.0%
Amy Fowler	CS-179	1,250	-	-	-	1,250	0.0%
Amy Fowler	CS-183	5,000	-	-	-	5,000	0.0%
Amy Fowler	CS-184	682	-	-	-	682	0.0%
Amy Fowler	CS-185	348	-	-	-	348	0.0%
Amy Fowler	CNB1-15	-	-	-	14,119	14,119	0.1%
Andrew Dodd	CS-136	1,459	-	-	-	1,459	0.0%
Andrew Dodd	CS-137	7,786	-	-	-	7,786	0.0%
Atlas Ventures, LLC	CNB2-42	-	-	-	33,326	33,326	0.2%
Bespoke Limited Ventures, LLC	CNB2-24	-	-	-	33,743	33,743	0.2%
Betty K. Weisberger Trust	PA-019	-	-	75,229	-	75,229	0.4%
Betty K. Weisberger Trust	CNB1-05	-	-	-	64,733	64,733	0.4%
Brian Polzak	PA-006	-	-	18,813	-	18,813	0.1%
Brian Zucker	CS-010	15,700	-	-	-	15,700	0.1%
Bruce McClennan	CS-140	9,167	-	-	-	9,167	0.1%
Bruce McClennan	CS-141	4,583	-	-	-	4,583	0.0%
Bruce McClennan	CS-142	833	-	-	-	833	0.0%
Bruce McClennan	CS-143	417	-	-	-	417	0.0%
Bruno Mejean	CNB2-21	-	-	-	33,767	33,767	0.2%
BXV Partners LLC (Mark Gottlieb)	PA-034	-	-	52,028	-	52,028	0.3%
BXV Partners LLC (Mark Gottlieb)	CNB1-09	-	-	-	24,295	24,295	0.1%
Byron Patrick Crane	CS-155	3,000	-	-	-	3,000	0.0%
Byron Patrick Crane	CS-166	750	-	-	-	750	0.0%
Byron Patrick Crane	CS-171	137	-	-	-	137	0.0%
Byron Patrick Crane	CS-180	1,500	-	-	-	1,500	0.0%
Byron Patrick Crane	CS-181	937	-	-	-	937	0.0%
Byron Patrick Crane	CS-182	34	-	-	-	34	0.0%
Byron Patrick Crane	CS-188	35	-	-	-	35	0.0%
Byron Patrick Crane	CS-190	750	-	-	-	750	0.0%
Byron Patrick Crane	CS-191	188	-	-	-	188	0.0%
Carl Schwartz	CS-009	15,700	-	-	-	15,700	0.1%
Charles C. Talbot	PA-024	-	-	26,024	-	26,024	0.2%
Charles E. Chromow	CS-005	55,000	-	-	-	55,000	0.3%

Shareholder	Certficate Number*	Common Stock	Options/ Warrants	Preferred A**	Preferred B	Fully Diluted	% FD
Charles E. Chromow	CS-006	8,800	-	-	-	8,800	0.1%
Charles E. Chromow	PA-051	-	-	25,992	-	25,992	0.2%
Chess Family Trust	PA-053	-	-	103,973	-	103,973	0.6%
Chess Family Trust	CNB1-10	-	-	-	16,189	16,189	0.1%
Crescere LLC (Stephen Olds)	PA-060	-	-	26,011	-	26,011	0.2%
Crescere LLC (Stephen Olds)	CNB1-12	-	-	-	38,869	38,869	0.2%
Crescere LLC	CNB2-41	-	-	-	20,000	20,000	0.1%
Daniel Luci	CS-164	5,999	-	-	-	5,999	0.0%
Daniel Luci	CS-165	999	-	-	-	999	0.0%
Darren N. Tangen	PA-032	-	-	78,043	-	78,043	0.5%
David Grewcock	CS-072	33,000	-	-	-	33,000	0.2%
David Grewcock	CS-073	5,300	-	-	-	5,300	0.0%
David Grewcock	PA-009	-	-	13,179	-	13,179	0.1%
David L. Falato Trust	CNB2-15	-	-	-	25,440	25,440	0.2%
Debs Associates, LLC	CS-030	55,000	-	-	-	55,000	0.3%
Debs Associates, LLC	CS-031	8,800	-	-	-	8,800	0.1%
Debs Associates, LLC	CS-032	36,200	-	-	-	36,200	0.2%
Donald M. Black	CS-076	37,200	-	-	-	37,200	0.2%
Donald M. Black	CS-077	100,000	-	-	-	100,000	0.6%
Donald M. Black	PA-050	-	-	18,807	-	18,807	0.1%
Edward Langan	PA-047	-	-	13,008	-	13,008	0.1%
Edward Langan	CNB1-27	-	-	-	8,103	8,103	0.0%
Edward Langan	CNB2-20	-	-	-	11,819	11,819	0.1%
Edward Langan	CNB2-37	-	-	-	33,386	33,386	0.2%
Frank M. Huang	PA-046	-	-	9,405	-	9,405	0.1%
Frank M. Huang	PA-068	-	-	38,864	-	38,864	0.2%
Frank M. Huang	CNB1-20	-	-	-	8,084	8,084	0.0%
Frank M. Zecca, Jr. & Jennifer Zecca	PA-011	-	-	18,815	-	18,815	0.1%
Frank M. Zecca, Jr. & Jennifer Zecca	PA-012	-	-	25,946	-	25,946	0.2%
Frank M. Zecca, Jr. & Jennifer Zecca	CNB1-41	-	-	-	12,628	12,628	0.1%
Galileo's Dream LLC	CS-105	132,936	-	-	-	132,936	0.8%
Galileo's Dream LLC	CS-106	15,285	-	-	-	15,285	0.1%
Gary A. Sherman IRA	CS-004	15,700	-	-	-	15,700	0.1%

Shareholder	Certficate Number*	Common Stock	Options/ Warrants	Preferred A**	Preferred B	Fully Diluted	% FD
GE HealthCare Warrant	CW-1	-	100,000	-	-	100,000	0.6%
Graham Anderson	CS-089	56,300	-	-	-	56,300	0.3%
Graham Anderson	CS-093	93,310	-	-	-	93,310	0.6%
Graham Anderson	CS-094	23,327	-	-	-	23,327	0.1%
Graham Anderson	PA-017	-	-	9,411	-	9,411	0.1%
Graham Anderson	CNB1-03	-	-	-	8,102	8,102	0.0%
Graham Anderson	CNB2-01	-	-	-	8,513	8,513	0.1%
Gregory Mario	CS-051	55,000	-	-	-	55,000	0.3%
Gregory Mario	CS-052	8,800	-	-	-	8,800	0.1%
Gregory Mario	CS-053	37,300	-	-	-	37,300	0.2%
Gregory Moran	CS-097	24,883	-	-	-	24,883	0.1%
Gregory Moran	CS-098	6,220	-	-	-	6,220	0.0%
Gregory Moran	CS-107	6,221	-	-	-	6,221	0.0%
Gregory Moran	CS-109	6,220	-	-	-	6,220	0.0%
Gregory Moran	CS-117	6,221	-	-	-	6,221	0.0%
Gregory Moran	CS-118	6,221	-	-	-	6,221	0.0%
Gregory Moran	CS-120	6,220	-	-	-	6,220	0.0%
Gregory Moran	CS-125	6,221	-	-	-	6,221	0.0%
Gregory Moran	CS-145	6,221	-	-	-	6,221	0.0%
Gregory T. Zeeman	CS-102	10,000	-	-	-	10,000	0.1%
Gregory T. Zeeman	CS-186	10,000	-	-	-	10,000	0.1%
Gregory T. Zeeman	PA-016	-	-	52,048	-	52,048	0.3%
Gregory T. Zeeman	CNB1-42	-	-	-	24,284	24,284	0.1%
Gregory T. Zeeman	CNB2-05	-	-	-	11,917	11,917	0.1%
Hamilton Investment Trust	PA-055	-	-	51,967	-	51,967	0.3%
Hamilton Investment Trust	CNB1-19	-	-	-	16,211	16,211	0.1%
Hamilton Investment Trust	CNB2-12	-	-	-	13,667	13,667	0.1%
Hamilton Investment Trust	CNB2-22	-	-	-	64,207	64,207	0.4%
Horseshoe Investments LLC	CS-011	15,800	-	-	-	15,800	0.1%
Horseshoe Investments LLC	CS-012	16,500	-	-	-	16,500	0.1%
Ice Holdings, LLC	CS-078	27,500	-	-	-	27,500	0.2%
James Seymour	CNB2-18	-	-	-	33,794	33,794	0.2%
James Seymour	CNB2-35	-	-	-	11,698	11,698	0.1%

Shareholder	Certficate Number*	Common Stock	Options/ Warrants	Preferred A**	Preferred B	Fully Diluted	% FD
Jeffrey Greenberg	CS-037	110,000	-	-	-	110,000	0.6%
Jeffrey Kuc	CS-074	33,000	-	-	-	33,000	0.2%
Jeremy Lim Fung Yen	PA-048	-	-	18,823	-	18,823	0.1%
Jesus Omar Partida	CNB1-32	-	-	-	9,685	9,685	0.1%
Jill Friedfertig	CS-083	26,300	-	-	-	26,300	0.2%
Joanne H. Lim	PA-021	-	-	18,808	-	18,808	0.1%
John K. Crowe	CS-126	3,334	-	-	-	3,334	0.0%
John K. Crowe	CS-144	6,666	-	-	-	6,666	0.0%
Jonathan Kaufman Declaration of Trust dated 1/17/13	CNB1-23	-	-	-	32,367	32,367	0.2%
Joni Uptegrove	CS-121	2,293	-	-	-	2,293	0.0%
Joni Uptegrove	CS-123	573	-	-	-	573	0.0%
Joni Uptegrove	CS-127	573	-	-	-	573	0.0%
Joni Uptegrove	CS-128	573	-	-	-	573	0.0%
Joni Uptegrove	CS-129	574	-	-	-	574	0.0%
Joni Uptegrove	CS-130	143	-	-	-	143	0.0%
Joni Uptegrove	CS-138	573	-	-	-	573	0.0%
Joni Uptegrove	CS-139	143	-	-	-	143	0.0%
Joni Uptegrove	CS-146	250	-	-	-	250	0.0%
Jory Magidson	CS-057	55,000	-	-	-	55,000	0.3%
Jory Magidson	CS-058	8,800	-	-	-	8,800	0.1%
Joyce Glasgold	CS-071	71,400	-	-	-	71,400	0.4%
Justin & Armita Cohen	PA-023	-	-	18,807	-	18,807	0.1%
Justin & Armita Cohen	CNB1-11	-	-	-	16,188	16,188	0.1%
Justin & Armita Cohen	CNB2-32	-	-	-	16,789	16,789	0.1%
Justin C. Foley	PA-028	-	-	78,059	-	78,059	0.5%
Justin C. Foley	CNB1-14	-	-	-	16,212	16,212	0.1%
Justin C. Foley	CNB2-06	-	-	-	17,024	17,024	0.1%
Justin C. Foley	CNB2-34	-	-	-	33,430	33,430	0.2%
Kara Glasgold	PA-003	-	-	79,630	-	79,630	0.5%
Kara Glasgold	CNB1-16	-	-	-	16,837	16,837	0.1%
Kara Glasgold	CNB2-26	-	-	-	16,852	16,852	0.1%
KMed Investments LC	**PA-069**	-	-	**1,678,851**	-	**1,678,851**	**9.9%**
KMed Investments LC	**PA-073**	-	-	**1,678,850**	-	**1,678,850**	**9.9%**

Shareholder	Certficate Number*	Common Stock	Options/ Warrants	Preferred A**	Preferred B	Fully Diluted	% FD
KMed Investments LC	**CNB1-25**	-	-	-	**323,393**	**323,393**	**1.9%**
KMed Investments LC	**CNB2-09**	-	-	-	**170,072**	**170,072**	**1.0%**
KRA Associates, LLC	CS-033	26,300	-	-	-	26,300	0.2%
Laurel Friedman	CS-015	55,000	-	-	-	55,000	0.3%
Laurel Friedman	CS-016	55,000	-	-	-	55,000	0.3%
Laurel Friedman	CS-017	17,500	-	-	-	17,500	0.1%
Lawrence N. Frankel	CS-059	110,000	-	-	-	110,000	0.6%
Lawrence N. Frankel	CS-060	17,600	-	-	-	17,600	0.1%
Lawrence N. Frankel	CS-063	50,000	-	-	-	50,000	0.3%
Lawrence N. Frankel	CS-064	56,300	-	-	-	56,300	0.3%
Lawrence N. Frankel 401(k)	CS-061	12,400	-	-	-	12,400	0.1%
Leonard Friedman	CS-014	15,700	-	-	-	15,700	0.1%
Lev Barinov	CS-084	100,000	-	-	-	100,000	0.6%
Lev Barinov	CS-115	33,334	-	-	-	33,334	0.2%
Lev Barinov	CS-172	772	-	-	-	772	0.0%
Lev Barinov	CS-173	66,666	-	-	-	66,666	0.4%
Lowell Millar	CS-047	82,500	-	-	-	82,500	0.5%
Lowell Millar	CS-048	27,500	-	-	-	27,500	0.2%
Lowell Millar	CS-049	17,600	-	-	-	17,600	0.1%
Lowell Millar	CS-050	74,600	-	-	-	74,600	0.4%
Lowell Millar	PA-001	-	-	53,148	-	53,148	0.3%
Marc Friedfertig	CS-081	13,200	-	-	-	13,200	0.1%
Marc Friedfertig	CS-082	17,000	-	-	-	17,000	0.1%
Marc Friedman	PA-005	-	-	39,695	-	39,695	0.2%
Marc Friedman	PA-059	-	-	51,942	-	51,942	0.3%
Marc S. Friedman & Laurel H. Friedmann	PA-027	-	-	37,625	-	37,625	0.2%
Marc S. Friedman & Laurel H. Friedmann	CNB2-07	-	-	-	29,872	29,872	0.2%
Marcus Crews	CS-092	30,000	-	-	-	30,000	0.2%
Mark Duhaime	PA-054	-	-	56,376	-	56,376	0.3%
Mark Glasgold	CS-095	31,103	-	-	-	31,103	0.2%
Mark Glasgold	CS-096	7,775	-	-	-	7,775	0.0%
Mark Glasgold	CS-108	7,776	-	-	-	7,776	0.0%
Mark Glasgold	CS-110	7,776	-	-	-	7,776	0.0%

Shareholder	Certficate Number*	Common Stock	Options/ Warrants	Preferred A**	Preferred B	Fully Diluted	% FD
Mark Glasgold	CS-116	7,776	-	-	-	7,776	0.0%
Mark Glasgold	CS-119	7,776	-	-	-	7,776	0.0%
Mark Glasgold	CS-122	7,776	-	-	-	7,776	0.0%
Mark Glasgold	CS-124	7,776	-	-	-	7,776	0.0%
Mark Glasgold	CS-131	27,500	-	-	-	27,500	0.2%
Mark Glasgold	CS-133	4,400	-	-	-	4,400	0.0%
Mark Glasgold	CS-135	7,776	-	-	-	7,776	0.0%
Mark Glasgold	PA-074	-	-	18,822	-	18,822	0.1%
Mark Glasgold	PA-076	-	-	25,962	-	25,962	0.2%
Michael C. Axelrod	PA-018	-	-	52,051	-	52,051	0.3%
Michael C. Axelrod	CNB1-04	-	-	-	8,107	8,107	0.0%
Michael Kushner	PA-064	-	-	25,937	-	25,937	0.2%
Michael Kushner	CNB1-26	-	-	-	8,094	8,094	0.0%
Michael Ling	CS-043	55,000	-	-	-	55,000	0.3%
Michael Ling	CS-044	8,800	-	-	-	8,800	0.1%
Michael Ling	CS-045	12,400	-	-	-	12,400	0.1%
Michael Ling	CS-046	50,000	-	-	-	50,000	0.3%
Michael Ling	PA-052	-	-	18,806	-	18,806	0.1%
Michael Stanton	PA-029	-	-	47,036	-	47,036	0.3%
Michael Stanton	CNB1-36	-	-	-	40,473	40,473	0.2%
Millennium Trust Co., LLC Custodian FBO Kara Glasgold ROTH IRA	CNB1-29/43	-	-	-	15,543	15,543	0.1%
Millennium Trust Co., LLC Custodian FBO Mark Glasgold ROTH IRA	CS-159	8,800	-	-	-	8,800	0.1%
Millennium Trust Co., LLC Custodian FBO Mark Glasgold ROTH IRA	CS-160	55,000	-	-	-	55,000	0.3%
Millennium Trust Co., LLC Custodian FBO Mark Glasgold ROTH IRA	PA-079	-	-	25,954	-	25,954	0.2%
Millennium Trust Co., LLC Custodian FBO Mark Glasgold ROTH IRA	CNB1-30/44	-	-	-	16,187	16,187	0.1%
Millennium Trust Company LLC, FBO Lawrence N. Frankel (founders shares)	CS-062	250,000	-	-	-	250,000	1.5%
Millennium Trust Company LLC, FBO Mark Glasgold Simple IRA	CNB2-25	-	-	-	16,871	16,871	0.1%
Millennium Trust Company LLC, FBO Mark Glasgold Simple IRA	CNB2-33	-	-	-	16,783	16,783	0.1%
Millennium Trust Company LLC, FBO Peter Lazor	CS-075	27,500	-	-	-	27,500	0.2%
Millennium Trust Company LLC, FBO Thomas G. Heffernan	CS-021	27,500	-	-	-	27,500	0.2%
Mindy Realty	CS-040	55,000	-	-	-	55,000	0.3%
Mindy Realty	CS-041	8,800	-	-	-	8,800	0.1%
Mindy Realty	CS-042	35,900	-	-	-	35,900	0.2%

Shareholder	Certficate Number*	Common Stock	Options/ Warrants	Preferred A**	Preferred B	Fully Diluted	% FD
Minh Do	PA-031	-	-	18,828	-	18,828	0.1%
Minh Do	CNB1-13	-	-	-	12,929	12,929	0.1%
New Options	-	-	-	-	-	-	0.0%
New Spruce LLC	PA-036	-	-	130,071	-	130,071	0.8%
New Spruce LLC	CNB1-31	-	-	-	40,497	40,497	0.2%
Nikhil Dole	CS-167	1,100	-	-	-	1,100	0.0%
Options Issued and Outstanding	-	-	978,819	-	-	978,819	5.8%
Owen Schnaper	CNB2-17	-	-	-	16,897	16,897	0.1%
Patricia Setti-LaPerch	CS-192	20,000	-	-	-	20,000	0.1%
Peter Burke	PA-033	-	-	18,821	-	18,821	0.1%
Peter Burke	CNB1-08	-	-	-	9,724	9,724	0.1%
Peter Burke	CNB2-04	-	-	-	8,512	8,512	0.1%
Peter K. Billmeyer	CS-101	10,000	-	-	-	10,000	0.1%
Peter K. Billmeyer	CS-187	10,000	-	-	-	10,000	0.1%
Peter K. Billmeyer	CS-189	2,500	-	-	-	2,500	0.0%
Peter K. Billmeyer	PA-030	-	-	52,048	-	52,048	0.3%
Peter K. Billmeyer	CNB1-06	-	-	-	24,310	24,310	0.1%
Peter K. Billmeyer	CNB2-08	-	-	-	11,909	11,909	0.1%
Phil Lynch	PA-035	-	-	37,616	-	37,616	0.2%
Phil Lynch	PA-043	-	-	129,952	-	129,952	0.8%
Phil Lynch	CNB1-28	-	-	-	64,696	64,696	0.4%
Series B-3 (Mitsui)	-	-	-	-	**1,994,626**	**1,994,626**	**11.8%**
Pryor Brenner	PA-041	-	-	18,799	-	18,799	0.1%
RAMS AI, LLC	PA-070	-	-	33,577	-	33,577	0.2%
RAMS AI LLC	CNB2-40	-	-	-	33,353	33,353	0.2%
Richard G. Zeien	CS-091	30,550	-	-	-	30,550	0.2%
Richard Meyer	CS-023	55,000	-	-	-	55,000	0.3%
Richard Meyer	CS-024	38,500	-	-	-	38,500	0.2%
Richard Meyer	CS-025	14,900	-	-	-	14,900	0.1%
Richard Meyer	CS-026	6,100	-	-	-	6,100	0.0%
Richard Meyer	CS-027	18,600	-	-	-	18,600	0.1%
Robert Chad McClennan	CS-088	112,600	-	-	-	112,600	0.7%
Robert Chad McClennan	CS-103	139,965	-	-	-	139,965	0.8%

Shareholder	Certficate Number*	Common Stock	Options/ Warrants	Preferred A**	Preferred B	Fully Diluted	% FD
Robert Chad McClennan	CS-104	34,991	-	-	-	34,991	0.2%
Robert Chad McClennan	PA-007	-	-	39,342	-	39,342	0.2%
Robert Chad McClennan	PA-010	-	-	13,050	-	13,050	0.1%
Robert Chad McClennan	PA-056	-	-	11,275	-	11,275	0.1%
Robert Chad McClennan 401K Kingdom Trust	CNB2-16	-	-	-	33,810	33,810	0.2%
Robert Chad McClennan 401K Kingdom Trust	CNB2-29	-	-	-	33,621	33,621	0.2%
Robert Chad McClennan 401K Kingdom Trust	CNB2-31	-	-	-	50,390	50,390	0.3%
Robert Glasgold	CS-069	22,000	-	-	-	22,000	0.1%
Robert Glasgold	CS-070	3,500	-	-	-	3,500	0.0%
Robert Glasgold	CS-132	27,500	-	-	-	27,500	0.2%
Robert Glasgold	CS-134	4,400	-	-	-	4,400	0.0%
Robert Glasgold	PA-049	-	-	31,204	-	31,204	0.2%
Robert Glasgold	PA-075	-	-	18,821	-	18,821	0.1%
Robert Glasgold	PA-077	-	-	25,963	-	25,963	0.2%
Robert Glasgold	CNB2-38	-	-	-	13,354	13,354	0.1%
Robert Glasgold & Jean Goh	PA-037	-	-	18,814	-	18,814	0.1%
Robert Glasgold & Jean Goh	CNB1-17	-	-	-	16,185	16,185	0.1%
Robert S. Quick	CS-013	15,700	-	-	-	15,700	0.1%
Robin Prasad	PA-072	-	-	1,678	-	1,678	0.0%
Rockland Investments LLC (Stephen D. Seymour)	PA-039	-	-	18,824	-	18,824	0.1%
Rockland Investments LLC (Stephen D. Seymour)	PA-067	-	-	155,558	-	155,558	0.9%
Roger Cagann	CNB2-27	-	-	-	33,683	33,683	0.2%
Scott Seymour	PA-045	-	-	26,014	-	26,014	0.2%
Scott Seymour	CNB1-35	-	-	-	16,202	16,202	0.1%
Shares Available for Issuance Under the Plan	-	-	888,420	-	-	888,420	5.2%
Stephen Seymour	CS-099	9,331	-	-	-	9,331	0.1%
Stephen Seymour	CS-100	2,332	-	-	-	2,332	0.0%
Steven J. Fishman	PA-042	-	-	18,801	-	18,801	0.1%
Steven J. Truppo	CS-007	15,700	-	-	-	15,700	0.1%
Steven J. Truppo	CS-008	2,500	-	-	-	2,500	0.0%
Steven M. Swanson II Exempt Trust	CNB2-03	-	-	-	17,024	17,024	0.1%
Steven M. Swanson II Exempt Trust	CNB2-23	-	-	-	33,743	33,743	0.2%
Steven M. Swanson II Exempt Trust	CNB2-36	-	-	-	83,528	83,528	0.5%

Shareholder	Certficate Number*	Common Stock	Options/ Warrants	Preferred A**	Preferred B	Fully Diluted	% FD
Steven M. Swanson II Exempt Trust under Margaret D. Bedford Family Trust	PA-038	-	-	52,028	-	52,028	0.3%
Steven M. Swanson II Exempt Trust under Margaret D. Bedford Family Trust	CNB1-37	-	-	-	32,402	32,402	0.2%
Steven Ortley	CS-090	50,000	-	-	-	50,000	0.3%
The Alina Acciavatti Trust	PA-004	-	-	18,806	-	18,806	0.1%
The Alina Acciavatti Trust	PA-022	-	-	26,020	-	26,020	0.2%
The Alina Acciavatti Trust	CNB1-38	-	-	-	16,213	16,213	0.1%
The Alina Acciavatti Trust	CNB2-10	-	-	-	25,503	25,503	0.2%
The Alina Acciavatti Trust	CNB2-19	-	-	-	25,344	25,344	0.1%
The Kingdom Trust Company, Custodian, FBO Robert C McClennan Traditional IRA	CNB1-24	-	-	-	48,540	48,540	0.3%
The Mason B. Reay Trust Dated Dec. 19, 2016	PA-040	-	-	51,989	-	51,989	0.3%
The Mason B. Reay Trust Dated Dec. 19, 2016	PA-058	-	-	18,805	-	18,805	0.1%
The Shen Family Dynasty Trust U/A/D 9/3/2021	CS-151	55,000	-	-	-	55,000	0.3%
The Shen Family Dynasty Trust U/A/D 9/3/2021	CS-152	55,000	-	-	-	55,000	0.3%
The Shen Family Dynasty Trust U/A/D 9/3/2021	CS-153	17,600	-	-	-	17,600	0.1%
The Shen Family Dynasty Trust U/A/D 9/3/2021	PA-078	-	-	18,826	-	18,826	0.1%
Thomas G. Heffernan	CS-018	22,000	-	-	-	22,000	0.1%
Thomas G. Heffernan	CS-019	7,900	-	-	-	7,900	0.0%
Thomas G. Heffernan	CS-020	12,400	-	-	-	12,400	0.1%
Thomas G. Heffernan	CS-022	50,000	-	-	-	50,000	0.3%
Todd R. Bondy & Gillian Bourhill	PA-020	-	-	39,036	-	39,036	0.2%
Todd R. Bondy & Gillian Bourhill	CNB1-07	-	-	-	8,107	8,107	0.0%
Tomislav Deur	PA-071	-	-	1,678	-	1,678	0.0%
Trust of Tomas E. Nemickas	PA-014	-	-	26,024	-	26,024	0.2%
Trust of Tomas E. Nemickas	CNB1-39	-	-	-	9,724	9,724	0.1%
Trust of Tomas E. Nemickas	CNB2-11	-	-	-	8,500	8,500	0.1%
Ullman Family Investments, LLC	PA-025	-	-	18,807	-	18,807	0.1%
Victor San Miguel	CNB1-34	-	-	-	16,153	16,153	0.1%
Victor San Miguel	CNB2-39	-	-	-	16,688	16,688	0.1%
William A. Rogers	PA-057	-	-	51,959	-	51,959	0.3%
William A. Rogers	CNB1-33	-	-	-	16,194	16,194	0.1%
William A. Rogers	CNB2-14	-	-	-	8,487	8,487	0.1%
William E. Peterson Revocable Trust	CNB2-30	-	-	-	16,810	16,810	0.1%
William Hulbert	CS-086	100,000	-	-	-	100,000	0.6%

Shareholder	Certficate Number*	Common Stock	Options/ Warrants	Preferred A**	Preferred B	Fully Diluted	% FD
William Hulbert	CS-111	66,666	-	-	-	66,666	0.4%
William Hulbert	CS-112	33,334	-	-	-	33,334	0.2%
William Hulbert	CS-158	2,032	-	-	-	2,032	0.0%
William Hulbert	CNB1-21	-	-	-	24,247	24,247	0.1%
Yogesh Gupta	PA-066	-	-	38,887	-	38,887	0.2%
Yogesh Gupta	CNB1-18	-	-	-	16,148	16,148	0.1%
Zoe Investments, LLC	CS-079	27,500	-	-	-	27,500	0.2%
Zoe Investments, LLC	CS-080	4,400	-	-	-	4,400	0.0%
Amount of new Series B2 Convertible Notes prior to closing	NA	-	-	-	-	-	0.0%
Total		**4,315,011**	**1,967,239**	**6,333,209**	**4,338,869**	**16,954,328**	**100%**

Section 2.7

Litigation

None

Section 2.8

Intellectual Property

(a)

None.

(e) Company Intellectual Property:

Current Products:
Koios DS™ For Breast (v2.X)
Koios DS™ (Breast and Thyroid) (v3.X)
DCAT (Data Collection & Anonymization Tool)

Patents and Patent Applications:
US Patent 9,536,054 Method and Means of CAD System Personalization to Provide a Confidence Level Indicator for CAD System Recommendations – January 3, 2017

US Patent 9,934,567 Method and Means of CAD System Personalization to Reduce Intra-Operator and Inter-Operator Variation – April 3, 2018

US Patent 10,346,982 Method and System of Computer-Aided Detection Using Multiple Images From Different Views of a Region of Interest to Improve Detection Accuracy – July 9, 2019

US Patent 10,339,650 Method and Means of CAD System Personalization to Reduce Intraoperator and Interoperator Variation – July 2, 2019

US Patent 11,096,674 Method and Means of CAD System Personalization to Provide a Confidence Level Indicator for CAD System Recommendations – August 24, 2021

US Patent 11,182,894 Method and Means of CAD System Personalization to Reduce Intraoperator and Interoperator Variation – November 23, 2021

Australian Patent No. 2017316625 Title: Computer-aided detection using multiple images from different views of a region of interest to improve detection accuracy – 29 June 2022

Japanese Patent No. 6985371 Title: Method and Means of CAD System Personalization to provide a Confidence Level Indicator for CAD System Recommendations -- 29 November 2021

Japanese Patent No. 7021215 Title: Method and Means of CAD System Personalization to Provide a Confidence Level Indicator for CAD System Recommendations -- 7 February 2022

Japanese Patent No. 7183376 Title: Computer-Aided Detection Using Multiple Images From Different Views of a Region of Interest to Improve Detection Accuracy – 25 November 2022

United Kingdom Patent No. GB2550020 Method and Means of CAD system personalization to reduce intraoperator and interoperator variation – 22 December 2021

Application No.	Title	Country	Filing Date	Grant No.	Grant Date
2017308120	METHOD AND MEANS OF CAD SYSTEM PERSONALIZATION TO PROVIDE A CONFIDENCE LEVEL INDICATOR FOR CAD SYSTEM RECOMMENDATIONS	Australia	August 11, 2017	N/A	N/A
3033441	METHOD AND MEANS OF CAD SYSTEM PERSONALIZATION TO PROVIDE A CONFIDENCE LEVEL INDICATOR FOR CAD SYSTEM RECOMMENDATIONS	Canada	August 11, 2017	N/A	N/A
201780059927.4	METHOD AND MEANS OF CAD SYSTEM PERSONALIZATION TO PROVIDE A CONFIDENCE LEVEL INDICATOR FOR CAD SYSTEM RECOMMENDATIONS	China	August 11, 2017	N/A	N/A
17840359.8	METHOD AND MEANS OF CAD SYSTEM PERSONALIZATION TO PROVIDE A CONFIDENCE LEVEL INDICATOR FOR CAD SYSTEM RECOMMENDATIONS	European Patent Office	August 11, 2017	N/A	N/A
3034699	METHOD AND SYSTEM OF COMPUTER-AIDED DETECTION USING MULTIPLE IMAGES FROM DIFFERENT	Canada	August 22, 2016	N/A	N/A

Application No.	Title	Country	Filing Date	Grant No.	Grant Date
	VIEWS OF A REGION OF INTEREST TO IMPROVE DETECTION ACCURACY				
201780059923.6	METHOD AND SYSTEM OF COMPUTER-AIDED DETECTION USING MULTIPLE IMAGES FROM DIFFERENT VIEWS OF A REGION OF INTEREST TO IMPROVE DETECTION ACCURACY	China	August 22, 2017	N/A	N/A
17844275.2	METHOD AND SYSTEM OF COMPUTER-AIDED DETECTION USING MULTIPLE IMAGES FROM DIFFERENT VIEWS OF A REGION OF INTEREST TO IMPROVE DETECTION ACCURACY	European Patent Office	August 22, 2017	N/A	N/A
16/504,940	METHOD AND SYSTEM OF COMPUTER-AIDED DETECTION USING MULTIPLE IMAGES FROM DIFFERENT VIEWS OF A REGION OF INTEREST TO IMPROVE DETECTION ACCURACY	United States	July 8, 2019	N/A	N/A
63/232,976	SYSTEMS, DEVICES, AND METHODS FOR PROVIDING DIAGNOSTIC ASSESSMENTS USING IMAGE ANALYSIS	United States	August 13, 2021	N/A	N/A
PCT/US2022/016865	SYSTEMS, DEVICES,	PCT	February	N/A	N/A

Application No.	Title	Country	Filing Date	Grant No.	Grant Date
	AND METHODS FOR PROVIDING DIAGNOSTIC ASSESSMENTS USING IMAGE ANALYSIS		17, 2022		

US Trademarks Allowed:

Koios – Registration 6,936,920
Be Koios Confident – Registration 6,267,449
Koios (with Owl Design) – Registration 6,451,178
Less Clerical, More Clinical – Registration 6,267,632
Smart Ultrasound – Registration 6,009,805

US Trademark Applications:

Digital Biopsy - Serial Number 88471395
Koios DS™ - Serial Number 88421199

(f)

None.

(h)

All third-party software components including Open Source Libraries Used by the Koios DS application:

Koios DS™ *(version 3.2.0)*

Component	Package	Version	Vendor	Usage	License	Description
ASP.NET Identity	Microsoft.AspNet.Identity.Core	2.2.3	Microsoft	Server-side	Microsoft Software License	Membership system which allows you to add login functionality to your application
Amazon Web Services	AWSSDK.SimpleEmail	3.7.0.50	Amazon Web Services	Server-side	Apache 2.0	Amazon SES is an outbound-only email-sending service that provides an easy, cost-effective way for you to send email.
Babel Polyfill	babel-polyfill	7.7.0	Babel.js Contributors	Client-side	MIT License	Provides polyfills necessary for a full ES2015+ environment
Cornerstone Medical Imaging Platform	cornerstone-core	2.3.0	Chris Hafey	Client-side	MIT License	HTML5 Medical Image Viewer Component
Cornerstone Medical Imaging Platform	cornerstone-tools	2.6.0	Chris Hafey	Client-side	MIT License	Medical imaging tools for the Cornerstone library
Cornerstone Medical Imaging Platform	cornerstone-web-image-loader	2.1.1	Chris Hafey	Client-side	MIT License	Cornerstone ImageLoader for Web Images (PNG, JPG)
Cornerstone Medical Imaging	dicom-parser	1.8.7	Chris Hafey	Client-side	MIT License	Javascript parser for DICOM Part 10 data

Component	Package	Version	Vendor	Usage	License	Description
Platform						
Data Range Picker	bootstrap-daterangepicker	1.3.23	Dan Grossman	Client-side	MIT License	Date range picker component for Bootstrap
DataTables.net	datatables	1.10.16	SpryMedia	Client-side	MIT License	DataTables enhances HTML tables with the ability to sort, filter and page the data in the table very easily. It provides a comprehensive API and set of configuration options, allowing you to consume data from virtually any data source.
Entity Framework	EntityFramework	6.4.4	Microsoft	Server-side	Microsoft Software License	Object-relational mapper for .NET
Fellow Oak DICOM Library	fo-dicom	4.0.7	fo-dicom contributors	Server-side	MS-PL	A portable DICOM library for .NET Framework, .NET Core, Universal Windows Platform, Xamarin iOS and Xamarin Android.
Fellow Oak DICOM Library	fo-dicom.Json	4.0.7	fo-dicom contributors	Server-side	MS-PL	Support library for serializing fo-dicom DICOM datasets to json per http://dicom.nema.org/medical/dicom/current/output/chtml/part18/chapter_F.html .
Fellow Oak DICOM Library	fo-dicom.Serilog	4.0.7	fo-dicom contributors	Server-side	MS-PL	Support library for connecting Serilog log handler to fo-dicom.
Hammer.js	hammer.js	2.0.8	Hammer.js Contributors	Client-side	MIT License	A javascript library for multi-touch gestures
html2canvas.js	html2canvas	1.0.0-rc.5	Niklas von Hertzen	Client-side	MIT License	The script allows you to take "screenshots" of webpages or parts of it, directly on the user's browser.

Component	Package	Version	Vendor	Usage	License	Description
I18n	i18n	2.1.17	Martin Connell, Daniel Crenna, contributors	Server-side	Custom License	Smart internationalization for ASP.NET-based web applications. The i18n library is designed to replace the use of .NET resources in favor of an easier, globally-recognized standard for localizing ASP.NET-based web applications.
jQuery	jquery	2.2.4	The jQuery Foundation	Client-side	MIT License	JavaScript library for DOM operations
jQuery throttle / debounce	jquery-throttle-debounce	1.1	Ben Alman	Client-side	MIT and GPL licenses	jQuery throttle / debounce allows you to rate-limit your functions in multiple useful ways.
jQuery-UI	jquery-ui	1.12.1	The jQuery Foundation	Client-side	MIT License	A curated set of user interface interactions, effects, widgets, and themes built on top of the jQuery JavaScript Library.
JsRender	jsrender	1.0.11	Boris Moore	Client-side	MIT License	Best-of-breed templating in browser or on Node.js (with Express 4, Hapi and Browserify integration)
Koios CLI Engine	engine-cli	1.1.0.1	Koios Medical, Inc.	Server-side	N/A	.NET Common Language Infrastructure (CLI) for breast detection and diagnosis engines and thyroid diagnosis engine
Moment.js	moment.js	2.29.1	Moment Contributors	Client-side	MIT License	Parse, validate, manipulate, and display dates
Segment IO Analytics.NET	Analytics.net	3.8.0	Segment Team	Server-side	MIT License	Single platform that collects, stores, and routes event data
Serilog	Serilog	2.10.0	Serilog Contribu	Server-	Apache-2.0	Simple .NET logging with fully-structured events

Component	Package	Version	Vendor	Usage	License	Description
			tors	side		
Serilog	Serilog.Sinks.Debug	2.0.0	Serilog Contributors	Server-side	Apache-2.0	A Serilog sink that writes log events to the debug output window.
Serilog	Serilog.Sinks.MSSqlServer	5.6.0	Serilog Contributors	Server-side	Apache-2.0	A Serilog sink that writes events to Microsoft SQL Server
structured-log	structured-log	0.2.0	Structured-log Contributors	Client-side	Apache-2.0	A JavaScript implementation of Serilog's hybrid text/structured logging
WiX Toolset	WiX	3.11.2	.NET Foundation	Installer	Microsoft Reciprocal License	Toolset that builds Windows Installer packages from XML

Open Source Software Libraries Used by the Application's Machine Learning Engine:

- **Libsvm**
- **Opencv**
- **Tinyxml**
- **Boost**
- **Eos portable archive**
- **Cryptopp**

Section 2.10

Agreements; Actions

(a) The Company has a Revolving Promissory Note of $500,000 with Bespoke Limited Ventures LLC. The Company has drawn down $300,000 on this Note as of the date hereof. The Company will pay off the Note and interest with the proceeds from the Series B financing as soon as practicable post-closing.

Pursuant to the Settlement Agreement and accompanying Exhibits entered into as of November 2, 2018 by and among Koios Medical, Inc., Christine Podilchuk, Richard Mammone, and AI Strategy, LLC, the Company has licensed certain intellectual property rights to Christine Podilchuk, Richard Mammone, and AI Strategy LLC.

(b) See (a) above. The Company disposed of furniture and obsolete computer hardware and medical testing equipment in its move in May 2018 from Piscataway, NJ to New York, NY.

The Company is owed for the payment of certain credit card expenses for The Customer Group and R. Chad McClennan. The amounts owed are disclosed as Other Current Assets on the Company's financial statements. As of November 30, 2022, the amounts are $8,013.63 and $2,909.65 respectively.

(d) None

(e) None

Section 2.11

Certain Transactions

(a) None

(b) Dr. Bruce McClennan, a medical advisor to the Company, is the father of Company CEO, R. Chad McClennan. Dr. McClennan is not an employee, but he has received options for his advisory services to the Company.

Section 2.15

Changes

(a) None.

(b) None

(c) None

(d) None

(e) None

(f) None

(g) None

(h) None

(i) None

(j) None

(k) None

(l) None

(m) None

(n) None

Section 2.16

Employee Matters

(a) Employee and Consultant annual compensation greater than $50,000:

Employee Comp.	Annual Salary	Bonus	Severance	Deferred
Graham Anderson	$226,600	up to 20%	NA	NA
	$71,500	up to 20%	NA	NA
	$130,000	up to 20%	NA	NA
	$137,500	up to 20%	NA	NA
	$55,016	up to 20%	NA	NA
	$220,000	up to $80,000	NA	NA
	$110,000	up to 20%	NA	NA
	$137,500	up to 20%	NA	NA
William Hulbert	$165,418	up to 20%	NA	NA
Ajit Jairaj	$165,418	up to 20%	NA	NA
	$147,290	up to 20%	NA	NA
	$82,500	up to 20%	NA	NA
R. Chad McClennan	$277,585	up to $100,000	NA	NA
	$115,000	up to 20%	NA	NA
	$137,500	up to 20%	NA	NA

Consultant	
Galileo's Dream LLC (Mark Duhaime)	$94,573
Luis Lehmann	$42,000
Molecular iQ Corp. (Omar Partida)	$120,000
Off-Piste Innovations LLC (Lev Barinov)	$124,063
Thiyazan Qaissi	$6,000

(d) None

(e) None

(f) The Company maintains a 401(k) plan through Paychex Retirement Services. The Company has made all required contributions and has no outstanding liability to any such employee benefit plan, other than liability for health plan continuation coverage.

Section 2.17

Tax Returns and Payments

There have been no examinations or audits of any tax returns other than a New Jersey Department of Labor audit in late 2017/early 2018 that concluded that remuneration was correctly reported.

Section 2.18

Insurance

The Hartford – Workers Compensation Policy 76 WEG AC0ZZ7
CFC – General Liability, Errors & Omissions, Cyber & Privacy Policy MSK0439117444
Scale Underwriting – Directors & Officers, Employment Practices Liability Insurance Policy MOESMLPA0051
Berkshire Hathaway – NY Disability Benefits Law Policy DB03377025.1

Section 2.19

Employee Agreements

None.

Section 2.27

FDA Regulation

In December 2019, The Company began a voluntary recall program for versions of ClearView cCAD (marketed as Koios DS Breast (series 1.0). The reason for the voluntary recall was that the affected software product versions were found during an internal audit to have been marketed for sale without sufficient documentation pertaining to certain required quality procedures. As a result, the Company was not in compliance with the FDA Quality System Regulation, 21 CFR Part 820, as well as 21 CFR Parts 11, 803, and 830. It is important to note that the results of a comprehensive Health Hazard Evaluation were that the identified non-conformance with applicable US regulations did not have the potential to negatively impact product safety or efficacy. The Company decided to voluntarily and free of charge upgrade all affected customer installed versions (3 affected customers) with its most recently FDA cleared product and no patients needed to be notified about the voluntary recall.

The Company has since brought all non-conforming areas into compliance.

EXHIBIT I

FORM OF LEGAL OPINION

CROKE FAIRCHILD DUARTE & BERES

CROKE FAIRCHILD DUARTE & BERES
180 N. LASALLE ST.
SUITE 3400
CHICAGO, IL 60601

January [●], 2023

To the Purchasers of Series B-3 Preferred Stock of Koios Medical, Inc. Listed on Exhibit A to the Series B Preferred Stock Purchase Agreement as purchasing Series B-3 Preferred Stock on the Date Hereof

Re: Purchase of Series B-3 Preferred Stock of Koios Medical, Inc.

Ladies and Gentlemen:

We have acted as counsel for Koios Medical, Inc., a Delaware corporation (the "Company"), in connection with the sale by the Company to you of shares of the Company's Series B-3 Preferred Stock (collectively, the "Shares") pursuant to the Series B Preferred Stock Purchase Agreement, dated as of January 25, 2023 (the "Stock Purchase Agreement"), by and among the Company and the persons listed on Exhibit A attached thereto (the "Purchasers"), and the execution and delivery by the Company of the Amended and Restated Investors' Rights Agreement (the "Investors' Rights Agreement"), the Amended and Restated Voting Agreement (the "Voting Agreement") and the Amended and Restated Right of First Refusal and Co-Sale Agreement (the "Co-Sale Agreement"), each dated as of January [●], 2023. This opinion is given to you pursuant to Section 4.15 of the Stock Purchase Agreement in connection with the Closing of the sale of the Shares on the date hereof. The Stock Purchase Agreement, the Investors' Rights Agreement, the Voting Agreement and the Co-Sale Agreement are referred to herein collectively as the "Transaction Documents." Unless defined herein, capitalized terms have the meaning given them in the Transaction Documents.

In rendering this opinion, we have examined such matters of law as we considered necessary for the purpose of rendering this opinion. As to matters of fact material to the opinions expressed herein, we have relied upon the representations and warranties as to factual matters contained in and made by the Company pursuant to the Stock Purchase Agreement and the certificate of the Chief Executive Officer of the Company (the "Opinion Certificate") and upon certificates and statements of government officials and of officers of the Company. In addition, we have examined originals or copies of documents, corporate records and other writings that we consider relevant for the purposes of this opinion. In such examination, we have assumed that the signatures on documents and instruments examined by us are authentic, that each is what it purports to be, and that all documents and instruments submitted to us as copies or facsimiles conform with the originals, which facts we have not independently verified.

In making our examination of documents, we have further assumed that (i) each party to such documents (other than the Company in connection with the Transaction Documents) had the power, legal competence and capacity to enter into and perform all of such party's obligations thereunder, (ii) each party to such documents (other than the Company in connection with the Transaction Documents) has duly authorized, executed and delivered such documents, (iii) each of such documents is enforceable against and binding upon the parties thereto (other than the Transaction Documents against the Company), and (iv) there is no fact or circumstance relating to you or your business that might prevent you from enforcing any of the rights provided for in the Transaction Documents. We have also assumed that there are no extrinsic agreements or understandings among the parties to the Transaction Documents that would modify or interpret the terms of the Transaction Documents or the respective rights or obligations of the parties thereunder.

As used in this opinion, the expression "to our knowledge" or "known to us" with reference to matters of fact refers to the current actual knowledge of attorneys within the firm principally responsible for handling current matters for the Company. Except to the extent expressly set forth herein, we have not undertaken any independent investigation to determine the existence or absence of any other facts, and no inference as to our knowledge of the existence or absence of any such facts should be drawn from our representation of the Company or the rendering of the opinions set forth below.

Where statements in this opinion are qualified by the term "material" or "materially," those statements involve judgments and opinions as to the materiality or lack of materiality of any matter to the Company's business, assets, results of operations or financial condition that are entirely those of the Company and its officers, after having been advised by us as to the legal effect and consequences of such matters. Such opinions and judgments are not known to us to be incorrect.

We express no opinion as to matters governed by any laws other than the corporate law of the State of Delaware and the federal law of the United States of America. We express no opinion as to whether the laws of any particular jurisdiction apply, and no opinion to the extent that the laws of any jurisdiction other than those identified above are applicable to the Transaction Documents or the transactions contemplated thereby.

In rendering the opinion set forth in paragraph (a) below as to the good standing of the Company, we have relied exclusively on certificates of public officials.

In rendering the opinion set forth in paragraph (d) below relating to the fully paid status of all of the issued shares of capital stock of the Company, we have relied without independent verification on the Opinion Certificate, to the effect that the Company has received the consideration approved by its Board of Directors for all of the issued shares of capital stock of the Company. In rendering the opinion set forth in paragraph (d) below relating to the authorized,

issued and outstanding capital stock of the Company, please note that we do not maintain any of the Company's stock records. Such records are maintained by the Company, and we do not have any control over the procedures used by the Company for issuing and transferring shares of the Company's capital stock. Accordingly, in giving the equity capitalization opinion in paragraph (d), we have relied, without further investigation or independent verification, solely on (i) the Company's Third Amended and Restated Certificate of Incorporation (the "Restated Certificate"), (ii) the bylaws of the Company certified by the Secretary of the Company on the date hereof, (iii) minute books relating to meetings and written actions of the Board of Directors and stockholders of the Company that have been provided to us, (iv) our review of the stock ledger, stockholder lists and other stock records of the Company delivered to us for the purpose of rendering this opinion, and (v) statements in the Opinion Certificate relating to the equity capitalization of the Company (collectively, the "Capitalization Records"). Please be advised, however, that we have not (x) verified the procedures used by the Company for issuing and transferring shares of the Company's capital stock or, (y) as indicated above, independently verified that each issued and outstanding share of the Company's capital stock has been fully paid. In addition, we have not undertaken any examination of the Company's capitalization other than reviewing the Capitalization Records, and we are not in a position to verify the accuracy and completeness of the Capitalization Records. Accordingly, our opinion as to the authorized, issued and outstanding capital stock of the Company means that the Capitalization Records are not inconsistent with the information in such opinion.

In rendering the opinion in paragraph (g) below relating to violations of United States federal or Delaware corporate laws, rules or regulations applicable to the Company, such opinion is limited to such laws, rules or regulations that in our experience are typically applicable to a transaction of the nature contemplated by the Transaction Documents.

In rendering the opinion expressed in paragraphs (g), (h), and (i) below, we have assumed the accuracy of, and have relied without independent verification upon, the Company's representations to us that neither the Company nor any officer, employee, director, stockholder, agent or other representative of the Company has made any offer to sell the Shares or other securities in the offering by means of any general solicitation or publication of any advertisement therefor. We have further assumed without independent verification that the Company has not been and will not be disqualified from relying on the exemptions from registration available under Rule 506 of Regulation D promulgated by the Securities and Exchange Commission pursuant to the "Bad Actor" disqualification set forth in Rule 506(d) thereof and that the Company is not required to furnish information to the Purchasers pursuant to Rule 506(e) of Regulation D.

In connection with the general enforceability opinion set forth in paragraph (e), this opinion is qualified by, and we render no opinion with respect to, the following:

(i) We express no opinion as to the effect of bankruptcy, insolvency, reorganization, moratorium and other similar laws relating to or affecting the relief of debtors or

the rights and remedies of creditors generally, including without limitation the effect of statutory or other law regarding fraudulent conveyances, preferential transfers and equitable subordination;

(ii) Our opinions are qualified by the limitations imposed by general principles of equity upon the availability of equitable remedies for the enforcement of provisions of the Transaction Documents, and by the effect of judicial decisions which have held that certain provisions are unenforceable when their enforcement would violate the implied covenant of good faith and fair dealing, or would be commercially unreasonable, or where their breach is not material;

(iii) We express no opinion as to the effect of United States federal or Delaware law or equitable principle which provides that a court may refuse to enforce, or may limit the application of, a contract or any clause thereof which the court finds to have been unconscionable at the time it was made or contrary to public policy;

(iv) We express no opinion as to the enforceability of provisions of the Transaction Documents expressly or by implication waiving broadly or vaguely stated rights or unknown future rights, or waiving rights granted by law where such waivers are against public policy;

(v) We express no opinion as to the enforceability of any provision of any Transaction Document purporting to (a) waive rights to trial by jury, service of process or objections to the laying of venue or to forum in connection with any litigation arising out of or pertaining to the Transaction Documents, (b) establish particular courts as the forum for the adjudication of any controversy relating to the Transaction Documents, (c) establish the laws of any particular state or jurisdiction for the adjudication of any controversy relating to the Transaction Documents, (d) establish evidentiary standards or make determinations conclusive or (e) provide for arbitration of disputes;

(vi) We express no opinion as to the effect of judicial decisions, that may permit the introduction of extrinsic evidence to modify the terms or the interpretation of the Transaction Documents;

(vii) We express no opinion as to the enforceability of any provisions of the Transaction Documents providing that (a) rights or remedies are not exclusive, (b) rights or remedies may be exercised without notice, (c) every right or remedy is cumulative and may be exercised in addition to or with any other right or remedy, (d) the election of a particular remedy or remedies does not preclude recourse to one or more other remedies, (e) liquidated damages are to be paid upon the breach of any Transaction Document or (f) the failure to exercise, or any delay in exercising, rights or remedies available under the Transaction Documents will not operate as a waiver of any such right or remedy;

(viii) We express no opinion as to the enforceability of the indemnification and contribution provisions in the Investors' Rights Agreement;

(ix) We note that a requirement that provisions of the Transaction Documents may only be waived in writing may not be binding or enforceable if an oral agreement has been created modifying any such provision or an implied agreement by trade practice or course of conduct has given rise to a waiver; and

(x) We express no opinion as to the enforceability of any provisions in the Transaction Documents concerning the obligation of the Company (or its underwriters or agents) to sell shares of stock to certain Purchasers in connection with a public offering.

In addition to the foregoing, the opinions expressed below are specifically subject to the following qualifications and assumptions:

(i) We express no opinion as to compliance with any federal or state antitrust statutes, rules or regulations, including without limitation the Hart-Scott-Rodino Antitrust Improvements Act of 1976, Title VII of the Defense Production Act of 1950, as amended, the Foreign Investment Risk Review Modernization Act of 2018 or as promulgated by the Committee on Foreign Investment in the United States or any member agency thereof;

(ii) We have assumed and express no opinion with respect to (a) the accuracy and completeness of representations and warranties of the Purchasers set forth in the Transaction Documents, and (b) the validity of any wire transfers, drafts or checks tendered by the Purchasers;

(iii) We express no opinion as to compliance with applicable antifraud statutes, rules or regulations of applicable state and federal laws concerning the issuance or sale of securities, including, without limitation, (a) the accuracy and completeness of the information provided by the Company to the Purchasers in connection with the offer and sale of the Shares, and (b) the accuracy or fairness of the past, present or future fair market value of any securities;

(iv) We express no opinion as to whether the members of the Company's Board of Directors have complied with their fiduciary duties in connection with the authorization and performance of the Transaction Documents;

(v) We express no opinion as to compliance with any federal or state statutes, rules, regulations, orders or proceedings relating to any review or authority to review the transactions contemplated by the Stock Purchase Agreement by the Committee on Foreign Investment in the United States or similar organizations; and

(vi) We have assumed that the Transaction Documents, and the transactions contemplated thereby, were fair and reasonable to the Company at the time of their authorization

by the Company's Board of Directors and stockholders of the Company within the meaning of Section 144 of the Delaware General Corporation Law.

Based upon and subject to the foregoing and except as set forth in the Stock Purchase Agreement or the Disclosure Schedule, we are of the opinion that:

(a) The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware, and has all corporate power and authority necessary to own its properties and to conduct its business as, to our knowledge, it is presently conducted.

(b) The Company has the requisite corporate power and authority to execute, deliver and perform its obligations under the Transaction Documents.

(c) All corporate action on the part of the Company, its directors and stockholders necessary for the authorization, execution, delivery and performance of the obligations under the Transaction Documents by the Company has been taken.

(d) The authorized capital stock of the Company consists of 20,000,000 shares of Common Stock, par value $0.00001 per share, 4,315,011 of which are issued and outstanding prior to the Closing, and 11,773,209 shares of Preferred Stock, par value $0.00001 per share, 6,333,209 shares of which have been designated Series A Preferred Stock, all of which are issued and outstanding prior to the Closing, 1,200,000 shares of which have been designated Series B-1 Preferred Stock, none of which are issued and outstanding prior to the Closing, 1,200,000 shares of which have been designated Series B-2 Preferred Stock, none of which are issued and outstanding prior to the Closing, and 3,000,000 shares of which have been designated Series B-3 Preferred Stock, none of which are issued and outstanding prior to the Closing. All of such issued and outstanding shares are duly authorized and validly issued, and to our knowledge, fully paid and nonassessable.

(e) The Transaction Documents constitute valid and binding obligations of the Company, enforceable against the Company in accordance with their terms; provided, however, that we express no opinion as to the enforceability of any provisions in the Transaction Documents concerning the voting of the Company's capital stock. Each of the Transaction Documents has been duly executed and delivered by the Company.

(f) The Shares to be issued on the date hereof, when issued in compliance with the provisions of the Stock Purchase Agreement, will be duly authorized, validly issued, fully paid and nonassessable. The Common Stock issuable upon conversion of such Shares has been duly and validly reserved for issuance and, assuming the Shares are converted in accordance with the Restated Certificate as of the date hereof, will be validly issued, fully paid and nonassessable.

(g) The execution, delivery and performance of the Transaction Documents will not, as of the date hereof, result in (i) a violation of the Restated Certificate or the Company's Bylaws, (ii) a material violation of any statute, rule or regulation of United States federal or Delaware corporate law applicable to the Company, or (iii) a violation of any judgment or order specifically identified on the Disclosure Schedule, if any.

(h) No consent, approval or authorization of or designation, declaration or filing with, any United States federal or Delaware corporate authority on the part of the Company is required in connection with the valid execution, delivery and performance of the Transaction Documents, or the offer, sale or issuance of the Shares (and the Common Stock issuable upon conversion thereof), except filing of a Form D pursuant to Regulation D under the Securities Act of 1933, as amended (the "Securities Act") and applicable state blue sky laws.

(i) Based in part upon the representations made by you in the Stock Purchase Agreement, the offer, sale and issuance of the Shares to be issued in conformity with the terms of the Stock Purchase Agreement and the issuance of the Common Stock, if any, to be issued upon conversion thereof, constitute transactions exempt from the registration requirements of Section 5 of the Securities Act.

In addition to the foregoing opinions, based upon the foregoing and other than as set forth in the Stock Purchase Agreement and the Disclosure Schedule thereto and subject to the qualifications and assumptions set forth herein, we supplementally confirm the following:

To our knowledge, there is no action, suit, proceeding or investigation pending or threatened against the Company that questions the validity of the Transaction Documents or the right of the Company to enter into the Transaction Documents. Please note that we have not conducted a docket search in any jurisdiction with respect to litigation that may be pending against the Company or any of its officers or directors, nor have we undertaken any further inquiry whatsoever other than to request the Opinion Certificate from the Company.

This opinion is rendered as of the date first written above solely for your benefit in connection with the Stock Purchase Agreement and may not be relied on by, nor may copies be delivered to, any other person without our prior written consent. Our opinion is expressly limited to the matters set forth above and we render no opinion, whether by implication or otherwise, as to any other matters relating to the Company. We assume no obligation to inform you of any facts, circumstances, events or changes in the law that may hereafter be brought to our attention that may alter, affect or modify the opinions expressed herein.

Very truly yours,

CROKE FAIRCHILD DUARTE & BERES LLC

Exhibit B

3a-9 Undertakings Agreement

Rule 3a-9 Undertakings Agreement

This SPV Agreement (this "Agreement") is made and entered into as of the date of electronic consent (the "Effective Date") by the parties on the funding portal ("Portal") of Wefunder Portal, LLC ("Wefunder"), by and between the undersigned issuer (the "Company"), and the special purpose vehicle(s) offering securities to investors under Regulation Crowdfunding as co-issuer(s) alongside the Company, each of which is a Series of Wefunder SPV LLC, a Delaware series limited liability company (each, an "SPV").

WHEREAS, the Wefunder Admin, LLC has organized and will operate the SPV on behalf of the Company, for the sole purpose of directly acquiring, holding, and disposing of securities issued by the Company and raising capital in one or more offerings made in compliance with Regulation Crowdfunding under the Securities Act of 1933, as amended ("Regulation Crowdfunding"); and

WHEREAS, the SPV intends to comply with Rule 3a-9 under the Investment Company Act of 1940, as amended ("Rule 3a-9");

NOW THEREFORE the parties hereby agree as follows:

1. Undertakings

1.1. The Company agrees to fund or reimburse the expenses associated with the SPV's formation, operation, or winding up.

1.2. The Company and the SPV agree that the SPV shall receive no compensation other than amounts received under Section 1.1.

1.3. The Company agrees that any compensation paid to any person operating the SPV shall be paid solely by the Company.

2. Amendment and Termination

2.1. This Agreement may be amended by mutual agreement of the parties at any time, provided that the amendments comply with Regulation Crowdfunding and Rule 3a-9.

2.2. This Agreement shall automatically terminate upon the dissolution of the SPV.

3. Governing Law

3.1. This Agreement shall be governed and construed in accordance with the laws of the State of Delaware, without regard to its conflicts of law principles.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the Effective Date.

COMPANY:

[*Company Name*]

By:
Name:
Title:

SPV:

By: Wefunder Admin, LLC, Manager

By: *[SIGNATURE]*
Name: Nicholas Tommarello
Title: Chief Executive Officer

<u>Exhibit C</u>

SPV Subscription Agreement

{{Company Name}} {{Series No.}} {{EB}} (the "SPV"),
a series of Wefunder SPV, LLC, a Delaware limited liability
company(the "LLC")

Subscription Agreement

{{Company Name}} {{Series No.}} {{EB}} (the "SPV"), a series of Wefunder SPV, LLC (the "LLC"), is a special purpose vehicle that will invest all of its assets in securities issued by {{Company Name}} (the "Company). By making an investment in the SPV through the Wefunder website, I understand and agree to the representations set forth below.

I have reviewed the following information and documents in connection with this Subscription Agreement:

1. The information on the Wefunder website about the Company. I acknowledge that this information was prepared solely by either the Company or a third party whose work has been verified by the Company, and that none of Wefunder, Inc., Wefunder Portal, LLC, Wefunder Admin, LLC or Wefunder Advisors, LLC, nor any of their affiliates, employees or agents, are responsible for the adequacy, completeness, or accuracy of this information;

2. The Form C relating to this investment, which provides information about investment in the Company through the use of the SPV;

3. The Series Appendix, an appendix to the Wefunder SPV, LLC limited liability company agreement (the "**LLC Agreement**"), which sets forth certain specific terms of the SPV;

4. The Terms Appendix, which summarizes the terms of the Company securities to be purchased by the SPV;

5. The LLC Agreement, which sets forth other terms applicable to each SPV;

6. This Subscription Agreement, which sets forth the terms governing your investment in the SPV, and that sets forth certain representations you are making in connection with your investment in the SPV;

7. The Wefunder Investor Agreement; and

8. The Wefunder Terms of Service.

By making an investment in the SPV through the Wefunder website, I agree to be bound by this Subscription Agreement and the terms of the other agreements listed above with respect to my investment in the SPV.

Subscription Agreement

SCOPE OF AGREEMENT AND INVESTOR ELIGIBILITY REPRESENTATIONS

A. This agreement ("**Agreement**") applies to each investment in a series ("**SPV**") of Wefunder SPV, LLC (the "**LLC**"). Each series is a separate pool of assets from every other series. Each SPV will invest all of its assets in securities issued by a single company ("**Company**") as set forth in the applicable series appendix ("**Series Appendix**") to the Wefunder SPV, LLC limited liability company agreement ("**LLC Agreement**"). The terms of the Company securities to be purchased by the SPV are summarized in an appendix ("**Terms Appendix**") attached to this Agreement.

B. Each SPV is formed by and operated by Wefunder Admin, LLC on behalf of the Company in whose securities that SPV invests.

C. Important information about the Company, about the related SPV, and more generally about investments through the Wefunder website, is available through the Wefunder website. The Investor should review that information, and all relevant Company Information (as defined below), carefully before making an investment in any SPV.

D. Each SPV will offer membership interests ("**Interests**") in that SPV pursuant to Regulation Crowdfunding under the U.S. Securities Act of 1933, as amended (the "**Securities Act**").

E. You hereby agree that each time you make an investment in any SPV, you will be deemed to have entered into this Agreement, and will be deemed to have made each representation and covenant contained in this Agreement.

F. Except as the context otherwise requires, any reference in this Subscription Agreement to:

1. a "**SPV**" shall mean "The LLC acting solely on behalf of and for the account of the SPV";

2. "**Investor**" and "**you**" shall mean a person (whether individually, jointly with another person, or through his or her individual retirement account) who has agreed to invest, or has invested, in any SPV; and

3. "**Company Information**" means:

    a. The information on the Wefunder website about the Company. I acknowledge that this information was prepared solely by either the Company or a third party whose work has been verified by the Company, and that neither Wefunder, Inc., Wefunder Portal, LLC, Wefunder Admin, LLC or Wefunder Advisors, LLC (together, the "Wefunder entities," nor any of their affiliates, employees or agents, are responsible for the adequacy, completeness, or accuracy of this information;

    b. The Form C relating to this investment, which provides information about investment in the Company through the use of the SPV;

    c. The Series Appendix, an appendix to the Wefunder SPV, LLC limited liability company agreement (the "**LLC Agreement**"), which sets forth certain specific terms of the SPV;

    d. The Terms Appendix, which summarizes the terms of the Company securities to be purchased by the SPV;

    e. The LLC Agreement, which sets forth other terms applicable to each SPV;

    f. This Subscription Agreement, which sets forth the terms governing your investment in the SPV, and that sets forth certain representations you are making in connection with your investment in the SPV;

    g. The Wefunder Investor Agreement; and

    h. The Wefunder Terms of Service.

INVESTOR'S REPRESENTATIONS AND COVENANTS

1. **Investor's Review of Information and Investment Decision**

    1.1. The Investor has carefully read and understands the Company Information. The Investor acknowledges that it has made an independent decision to invest indirectly in the Company through the SPV and that, in making its decision to invest in a SPV, the Investor has relied solely upon the Company Information, any other relevant information on the Wefunder website, and independent investigations made by the Investor. The Investor understands that no representations or warranties have been made to the Investor by the LLC, the relevant SPV, any administrator appointed from time to time with respect to the SPV (the "**Administrator**"), any lead investor appointed from time to time with respect to the SPV (the "**Lead Investor**"), or any partner, member, officer, employee, agent, affiliate or subsidiary of any of them regarding the Company.

    1.2. The Investor has been provided an opportunity to request additional information concerning the Company and the offering through the **Ask A Question** feature on wefunder.com.

    1.3. The Investor understands and agrees that neither Wefunder, Inc., Wefunder Portal, LLC, Wefunder Admin, LLC, any of their affiliates, nor any director, manager, officer, shareholder, member, employee or agent of Wefunder, Inc., Wefunder Portal, LLC, Wefunder Admin, LLC or any of their affiliates (each, a "**Wefunder Party**," and collectively, "**Wefunder Parties**") shall be liable in connection with any information or omission of information contained in materials prepared or supplied by the Company. Such materials may include, but are not limited to, information provided by the Company in the Form C related to the offering, information available through the Wefunder website, and materials distributed to the Investor by the SPV on behalf of a Company.

1.4. The Investor represents and agrees that no Wefunder Party has recommended or suggested any investment in a SPV, or any investment related to a Company, to the Investor.

1.5. Investor understands that no Wefunder Party is an adviser to Investor, and that Investor is not an advisory or other client of any Wefunder Party.

1.6. The Investor is not relying on any Wefunder Party or any other person or entity with respect to the legal, accounting, business, investment, pension, tax or other economic considerations involved in this investment other than the Investor's own advisers that are not affiliated with any of the foregoing persons.

1.7. The Investor has such knowledge and experience in financial and business matters that the Investor is capable of evaluating the merits and risks of the Investor's investment in the SPV and is able to bear such risks. The Investor has obtained, in the Investor's judgment, sufficient information to evaluate the merits and risks of such investment. The Investor has evaluated the risks of investing in the SPV, understands there are substantial risks of loss incidental to the purchase of an Interest and has determined that the Interest is a suitable investment for the Investor and consistent with the general investment objectives of the Investor.

2. **Investor's Representations Related To Investment in a SPV.**

2.1. The Investor is acquiring the Interest for its own account, for investment purposes only and not with an intent to resell or distribute the Interest (or any distributions received from the SPV in whole or in part), and the Investor agrees that it will not sell or otherwise transfer the Interest unless in compliance with Regulation Crowdfunding and other applicable securities laws, and with the terms and conditions of this Agreement.

2.2. The Investor's investment in the Interest is consistent with the investment purposes, objectives and cash flow requirements of the Investor and will not adversely affect the Investor's overall need for diversification and liquidity.

2.3. The Investor has all requisite power, authority and capacity to acquire and hold the Interest and to execute, deliver and comply with the terms of each of the instruments required to be executed and delivered by the Investor in connection with the Investor's subscription for the Interest, including without limitation this Subscription Agreement, and such execution, delivery and compliance does not conflict with, or constitute a default under, any instruments governing the Investor, any law, regulation or order, or any agreement or other undertaking to which the Investor is a party or by which the Investor may be bound. If the Investor is an entity, the person executing and delivering each of such instruments on behalf of the Investor has all requisite power, authority and capacity to execute and deliver such instruments, and, upon request by the SPV, will furnish to the SPV a true and correct copy of any instruments governing the Investor, including all amendments thereto. The signature on each of such instruments is genuine and each of such instruments constitutes a legal, valid and binding obligation of the Investor enforceable against the Investor in accordance with its terms.

2.4. The Wefunder Parties are each hereby authorized and instructed to accept and execute any instructions in respect of the Interest given by the Investor in written or electronic form. The Wefunder Parties may rely conclusively upon and shall incur no liability in respect of any action take upon any notice, consent, request, instructions or other instrument believed in good faith to be genuine or to be signed by properly authorized persons of the Investor.

2.5. Pursuant to the requirements of Treas. Reg. § 301.6109-1(c), the Investor has provided, or agrees to provide upon the earlier of (i) two years of an acquisition of an Interest or (ii) twenty (20) days before any distribution is to be made from the SPV, his, her or its taxpayer identification number (e.g., social security number or employer identification number) under penalties of perjury and has or will attest that the Internal Revenue Service has not notified the Investor that he, she or it is subject to backup withholding.

3. **The Manager Has The Right To Reject Any Subscription, In Whole Or In Part.**

3.1. The Investor understands that the SPV will not register as an investment company under the U.S. Investment Company Act of 1940, as amended (the "**Investment Company Act**"), nor will it make a public offering of its securities within the United States.

3.2. The Investor understands that the value of all investments in any SPV made through individual retirement accounts ("**IRAs**") must be less than 25% of the value of the SPV's assets.

3.3. If the Investor is investing in a SPV through an employee benefit plan of any kind, including an individual retirement account (the "**Plan**"), and an individual or entity (the "**Fiduciary**") has entered into this Agreement on behalf of the Plan, the Fiduciary hereby makes the following representations, warranties, and covenants:

(i) The Fiduciary is a fiduciary of the Plan who is authorized to invest Plan assets or is acting at the direction of a Plan fiduciary authorized to invest Plan assets. The Fiduciary has determined that an investment in the Fund is consistent with the Fiduciary's responsibilities to the Plan under Employee Retirement Income Security Act of 1974, as amended ("**ERISA**") or other applicable law, and is qualified to make such investment decision. The Fiduciary is authorized to make all representations, covenants and agreements set forth in this Agreement about and on behalf of the Investor, and the Fiduciary hereby agrees that, except for the representations, covenants and agreements contained in this section 3.3. all representations, covenants and agreements contained in this Agreement are made on behalf of the Investor who is investing through the Plan.

(ii) The execution and delivery of this Subscription Agreement, and the investment contemplated hereby has been duly authorized by all appropriate and necessary parties pursuant to the provisions of the instrument or instruments governing the Plan and any related trust; and (B) will not violate, and is not otherwise inconsistent with, the terms of such instrument or instruments.

(iii) The Fiduciary acknowledges that the assets of the Fund will be invested in accordance with the Company Information related to that Fund.

(iv) The Plan's purchase and holding of an Interest will not constitute a non-exempt transaction prohibited under ERISA, Section 4975 of the Internal Revenue Code (the "**Code**"), or any similar laws or other federal, state, local, foreign or other laws or regulations applicable to the Plan and its investments. None of the Wefunder entities nor any of their affiliates, agents, or employees: (A) exercises any authority or control with respect to the management or disposition of assets of the Plan used to purchase an Interest, (B) renders investment advice for a fee (pursuant to an agreement or understanding that such advice will serve as a primary basis for investment decisions and that such advice will be based on the particular investment needs of the Plan), with respect to such assets of the Plan, or has the authority to do so, or (C) is an employer maintaining or contributing to, or any of whose employees are covered by, the Plan.

(v) The Fiduciary understands and agrees to the fee arrangements described in the Company Information.

(vi) The Fiduciary understands and agrees that, to prevent the assets of the SPV from being treated as "plan assets" for purposes of ERISA and Section 4975 of the Code, the Investor may be prohibited from purchasing or acquiring an Interest or may be required to redeem its Interest or a portion thereof.

3.4. The Investor acknowledges that the SPV and any Administrator, on the SPV's behalf, may not accept any investment from an Investor if the Investor cannot truthfully make the representations contained herein.

4. **The Correctness And Accuracy Of All Information Provided By Investor To The LLC Or The SPV.**

4.1. The Investor confirms that all information and documentation provided to the LLC, the SPV, and any Administrator, including, but not limited to, all information regarding the Investor's identity, taxpayer identification number, the source of the funds to be invested in the SPV, and the Investor's eligibility to invest in offerings under Regulation Crowdfunding, is true, correct and complete. Should any such information change or no longer be accurate, the Investor agrees and covenants that they will promptly notify the Wefunder Parties of such changes via the wefunder.com platform. The Investor agrees and covenants that he, she or it will maintain accurate and up-to-date contact information (including email and mailing address) on the wefunder.com platform and will promptly update such information in the event it changes or is no longer accurate.

4.2. The representations, warranties, agreements, undertakings and acknowledgments made by the Investor in this Subscription Agreement will be relied upon by the LLC, the SPV, and any Administrator in determining the Fund's compliance with federal and state securities laws, and shall survive the Investor's admission as a Member of the SPV.

4.3. All information that the Investor has provided to the LLC, the SPV, and any Administrator concerning the knowledge and experience of financial, tax and business matters of the Investor is correct and complete.

5. **The Wefunder Parties' Right To Use Investor Information.**

5.1. The Investor agrees and consents to the Wefunder Parties, their delegates and their duly authorized agents and any of their respective related, associated or affiliated companies obtaining, holding, using, disclosing and processing the Investor's data:

a. to facilitate the acceptance, management and administration of the Investor's subscription for an Interest on an on-going basis;

b. for any other specific purposes where the Investor has given specific consent to do so;

c. to carry out statistical analysis, market research, and tracking of investment performance over time;

d. to comply with legal or regulatory requirements applicable to the SPV and any Administrator or the Investor, including, but not limited to, in connection with anti-money laundering and similar laws;

e. for disclosure or transfer to third parties including the Investor's financial adviser (where appropriate), regulatory bodies, auditors, technology providers or to the SPV, any Administrator, any Lead Investor, and their delegates or their duly appointed agents and any of their respective related, associated or affiliated companies for the purposes specified above;

f. if the contents thereof are relevant to any issue in any action, suit or proceeding to which the LLC, the SPV, any Administrator, any Lead Investor, or their affiliates are a party or by which they are or may be bound;

g. for other legitimate business of the LLC, the SPV, any Administrator, or any Lead Investor.

5.2. The Investor acknowledges and agrees that it will provide additional information or take such other actions as may be necessary or advisable for the SPV or any Administrator (in the sole judgment of the SPV and/or any Administrator) to comply with any disclosure and compliance policies, related legal process or appropriate requests (whether formal or informal) or otherwise.

5.3. The Investor agrees and consents to disclosure by the LLC, the SPV and any of their agents, including any Administrator or any Lead Investor, to relevant third parties of information pertaining to the Investor in respect of disclosure and compliance policies or information requests related thereto. Without limiting the generality of the foregoing, the Investor agrees that information about the Investor may be provided to the Company in whose securities a SPV will or proposes to invest.

5.4. The Investor authorizes the LLC, the SPV, any Administrator, and each SPV service provider to disclose the Investor's nonpublic personal information to comply with regulatory and contractual requirements applicable to the SPV and its investments. Any such disclosure shall be permitted notwithstanding any privacy policy or similar restrictions regarding the disclosure of the Investor's nonpublic personal information.

6. **Key Risk Factors**

6.1. The Investor understands that investment in a SPV may involve a complete loss of the Investor's investment. In this regard, the Investor understands that such venture investments involve a high degree of risk, and that many or most venture company investments lose money. An Investor may ultimately receive cash, securities, or a combination of cash and securities (and in many cases nothing at all). If the Investor receives securities, the securities may not be publicly traded, and may not have any significant value.

6.2. The Investor understands and agrees that the Interests are subject to restrictions on transfer and cannot be redeemed. Instead, an Investor typically must hold his or her Interest in a SPV until the SPV has sold or otherwise disposed of its investments and the SPV distributes its investments to the investors in the SPV (a "**Liquidation Event**"). An Investor typically will not receive any distributions until such a Liquidation Event (and may not receive anything even upon a Liquidation Event), which may not occur for many years. The Investor must therefore bear the economic risk of holding their investment for an indefinite period of time.

6.3. The Investor understands and agrees that the Interests: (a) have not been registered under the Securities Act or any other law of the United States, or under the securities laws of any state or other jurisdiction, and therefore an Interest cannot be resold, pledged, assigned or otherwise disposed of unless it is so registered or an exemption from registration is available; and (b) can only be transferred as permitted under Regulation Crowdfunding and subject to the terms and conditions of this Agreement.

6.4. The Investor understands that no guarantees have been made to the Investor about future performance or financial results of the SPV, and an investment in the SPV may result in a gain or loss upon termination or liquidation of the SPV. It is possible that the investors in a SPV will have "phantom income," which could require them to pay taxes on their investment in a SPV even though the SPV does not distribute any income (or does not distribute sufficient income to pay the taxes).

6.5. The Investor understands and agrees that the SPV was formed by and is operated by Wefunder Admin, LLC on behalf of the Company. Investors will have no right to manage or influence the management of any SPV or of the LLC.

6.6. The Investor understands and agrees that the Company may appoint a Lead Investor and that, if appointed, pursuant to a power of attorney granted by the Investor in the Investor Agreement, the Lead Investor will exercise voting authority on behalf of the Investor with respect to the SPV securities the Investor owns.

6.7. The Investor represents that he or she has read and understands the risk factors contained in the Company Information. The Investor understands and agrees that each Company is solely responsible for providing risk factors, conflicts of interest, and other disclosures that investors should consider when investing in securities issued by that Company (including through a SPV), and that the Wefunder Parties have no ability to assure, and have not in any way assured, that any or all such risk factors, conflicts of interest and other disclosures have been presented fully and fairly, or have been presented at all.

6.8. The Investor understands that any privacy statements, reports or other communications regarding the SPV and the Investor's investment in the SPV (including annual and other updates, and tax documents) will be delivered via electronic means, including through wefunder.com. The Investor hereby consents to electronic delivery as described in the preceding sentence. In so consenting, the Investor acknowledges that email messages are not secure and may contain computer viruses or other defects, may not be accurately replicated on other systems, or may be intercepted, deleted or interfered with, with or without the knowledge of the sender or the intended recipient. The Investor also acknowledges that an email from the Wefunder Parties may be accessed by recipients other than the Investor and may be interfered with, may contain computer viruses or other defects and may not be successfully replicated on other systems. No Wefunder Party gives any warranties in relation to these matters.

6.9. The Investor understands and agrees that if he, she or it does not provide a valid taxpayer identification number under penalties of perjury, and attest that the Investor has not been notified by the Internal Revenue Service that he, she or it is subject to backup withholding, the SPV will be required to withhold from any proceeds otherwise payable to the Investor an amount necessary to satisfy the SPV's backup withholding obligations.

6.10. The Investor understands and agrees that if he, she or it does not provide a valid taxpayer identification number to the SPV, the SPV will withhold from any proceeds otherwise payable to the Investor an amount necessary for the SPV to satisfy its tax withholding obligations with respect to such amount. The SPV may also withhold any other amounts representing the SPV's reasonable estimation of penalties that may be charged by the Internal Revenue Service or any other taxing authority as a result of the Investor's failure to provide a valid taxpayer identification number.

7. **Compliance With Anti-Money Laundering Laws.**

7.1. The Investor represents and warrants that the Investor's investment was not directly or indirectly derived from illegal activities, including any activities that would violate U.S. Federal or State laws or any laws and regulations of other countries.

7.2. The Investor acknowledges that U.S. Federal law, regulations and Executive Orders administered by the U.S. Treasury Department's Office of Foreign Assets Control ("**OFAC**") may prohibit the SPV, any Administrator, or any Lead Investor from, among other things, engaging in transactions with, and the provision of services to, persons on the list of Specially Designated Nationals and Blocked Persons and persons, foreign countries and territories that are the subject of U.S. sanctions administered by OFAC (collectively, the "**OFAC Maintained Sanctions**").

7.3. The Investor acknowledges that the SPV prohibits the investment of funds by any persons or entities that are (i) the subject of OFAC Maintained Sanctions, (ii) acting, directly or indirectly, in contravention of any applicable laws and regulations, including anti-money laundering regulations or conventions, or on behalf of persons or entities subject to an OFAC Maintained Sanction, (iii) acting, directly or indirectly, for a senior foreign political figure, any member of a senior foreign political figure's immediate family or any close associate of a senior foreign political figure, unless the SPV, after being specifically notified by the Investor in writing that it is such a person, conducts further due diligence, and determines that such investment shall be permitted, or (iv) acting, directly or indirectly, for a foreign shell bank (such persons or entities in (i) – (iv) are collectively referred to as "**Prohibited Persons**"). The

Investor represents and warrants that it is not, and is not acting directly or indirectly on behalf of, a Prohibited Person.

7.4. To the extent the Investor has any beneficial owners, (i) it has carried out thorough due diligence to establish the identities of such beneficial owners, (ii) based on such due diligence, the Investor reasonably believes that no such beneficial owners are Prohibited Persons, (iii) it holds the evidence of such identities and status and will maintain all such evidence for at least five years from the date of the liquidation or termination of the SPV, and (iv) it will make available such information and any additional information requested by the SPV that is required under applicable regulations.

7.5. The Investor acknowledges and agrees that the SPV or any Administrator may "freeze the account" of the Investor, including, but not limited to, by suspending distributions from the SPV to which the Investor would otherwise be entitled, if necessary to comply with anti-money laundering statutes or regulations.

7.6. The Investor acknowledges and agrees that the SPV and/or any Administrator, in complying with anti-money laundering statutes, regulations and goals, may file voluntarily and/or as required by law suspicious activity reports ("**SARs**") or any other information with governmental and law enforcement agencies that identify transactions and activities that the SPV or any Administrator or their agents reasonably determine to be suspicious, or is otherwise required by law. The Investor acknowledges that the LLC, the SPV, and any Administrator are prohibited by law from disclosing to third parties, including the Investor, any filing or the substance of any SARs.

7.7. The Investor agrees that, upon the request of the LLC, the SPV, or any Administrator, it will provide such information as the LLC, the SPV, or any Administrator requires to satisfy applicable anti-money laundering laws and regulations, including, without limitation, background documentation about the Investor

8. **Regulatory Provisions**

8.1. The Investor understands that no federal or state agency has passed upon the Interests or made any findings or determination as to the fairness of this investment.

8.2. The Investor certifies that the information contained in the executed copy of Form W-9 submitted to the SPV (if any) and/or the taxpayer identification provided to the SPV is correct. The Investor agrees to provide such other documentation as the SPV determines may be necessary for the SPV to fulfill any tax reporting and/or withholding requirements.

8.3. The Investor understands and agrees that the Company may cause the SPV to make an election under Section 754 of the Internal Revenue Code (the "**Code**") or an election to be treated as an "electing investment partnership" for purposes of Section 743 of the Code. If the SPV elects to be treated as an electing investment partnership, the Investor shall cooperate with the SPV to maintain that status and shall not take any action that would be inconsistent with such election. Upon request, the Investor shall provide the SPV with any information necessary to allow the SPV to comply with (a) its obligations to make tax basis adjustments under Section 734 or 743 of the Code and (b) its obligations as an electing investment partnership.

8.4. The Investor consents to receive any Schedule K-1 (Partner's Share of Income, Deductions, Credits, etc.) from the SPV electronically via email, the Internet and/or another electronic reporting medium in lieu of paper copies. The Investor agrees that it will confirm this consent electronically at a future date in a manner set forth by the Company at such time and as required by the electronic receipt consent rules set forth by the Internal Revenue Service. The Investor may request a paper copy of the Investor's Schedule K-1 by contacting Wefunder Inc. at support@wefunder.com or such other email address as specified on the wefunder.com platform. Requesting a paper copy will not constitute a withdrawal of the Investor's consent to receive reports or other communications, including Schedule K-1, electronically. The Investor may withdraw its consent for electronic delivery or change its contact preferences for such delivery at any time by writing to support@wefunder.com or such other email address as specified on the wefunder.com platform. Such withdrawal will take effect promptly after receipt, unless otherwise agreed upon. Upon receipt of a withdrawal request, the SPV will confirm the withdrawal and the date on which it takes effect in writing (either electronically or on paper). A withdrawal of consent does not apply to a statement that was furnished electronically before the date on which the withdrawal of consent takes effect. The SPV will cease providing information electronically upon termination of the SPV. Notwithstanding the Investor's consent to receive materials electronically, the Investor still may be required to print and attach its Schedule K-1 to a federal, state or local tax return.

9. **Miscellaneous Provisions**

9.1. **Indemnification**.

9.1.1. The Investor agrees to indemnify and hold harmless the LLC, the SPV, any Administrator, any Lead Investor, or any partner, member, officer, employee, agent, affiliate or subsidiary of any of them, and each other person, if any, who controls, is controlled by, or is under common control with, any of the foregoing, within the meaning of Section 15 of the Securities Act, and their respective officers, directors, partners, members, shareholders, owners, employees and agents (collectively, the "**Indemnified Parties**") against any and all loss, liability, claim, damage and expense whatsoever (including all expenses reasonably incurred in investigating, preparing or defending against any claim whatsoever) arising out of or based upon (i) any false representation or warranty made by the Investor, or breach or failure by the Investor to comply with any covenant or agreement made by the Investor, in this Subscription Agreement or in any other document furnished by the Investor to any of the foregoing in connection with this transaction, or (ii) any action for securities law violations instituted by the Investor that is finally resolved by judgment against the Investor.

9.1.2. The Investor also agrees to indemnify each Indemnified Party for any and all costs, fees and expenses (including legal fees and disbursements) in connection with any damages resulting from the Investor's misrepresentation or misstatement contained herein, or the assertion of the Investor's lack of proper authorization from the beneficial owner to enter into this Subscription Agreement or perform the obligations hereof.

9.1.3. The Investor agrees to indemnify and hold harmless each Indemnified Party from and against any tax, interest, additions to tax, penalties, reasonable attorneys' and accountants' fees and disbursements, together with interest on the foregoing amounts at a rate determined by the SPV or any Administrator computed from the date of payment through the date of reimbursement, arising from the failure to withhold and pay over to the U.S. Internal Revenue Service or the taxing authority of any other jurisdiction any amounts computed, as required by applicable law, with respect to the income or gains allocated to or amounts distributed to the Investor with respect to its Interest during the period from the Investor's acquisition of the Interest until the Investor's transfer of the Interest in accordance with this Agreement, the LLC Agreement and Regulation Crowdfunding.

9.1.4. If for any reason (other than the willful misfeasance or gross negligence of the entity that would otherwise be indemnified) the foregoing indemnification is unavailable to, or is insufficient to hold such Indemnified Party harmless, then the Investor shall contribute to the amount paid or payable by the Indemnified Party as a result of such loss, claim, damage or liability in such proportion as is appropriate to reflect not only the relative benefits received by the Investor on the one hand and the Indemnified Parties on the other but also the relative fault of the Investor and the Indemnified Parties, as well as any relevant equitable considerations.

9.1.5. The reimbursement, indemnity and contribution obligations of the Investor under this section shall be in addition to any liability that the Investor may otherwise have, and shall be binding upon and inure to the benefit of any successors, assigns, heirs and personal representatives of the Indemnified Parties.

9.2. **Limitation of Liability**. The LLC is a Delaware "multi-series" limited liability company. As a multi-series limited liability company, the LLC may operate multiple series with the benefit of segregation of assets and liabilities among each of its series pursuant to the Delaware Limited Liability Company Act, as amended (the "**Delaware Act**"). Accordingly, the Investor hereby agrees that the debts, liabilities, obligations and expenses incurred, contracted for or otherwise existing with respect to a series (including the SPV) shall be enforceable against the assets of that series only and not against the LLC generally or the assets of any other series. In addition, none of the debts, liabilities, obligations and expenses incurred, contracted for or otherwise existing with respect to the LLC generally, or any particular series, shall be enforceable against the assets of any other series.

9.3. **Counsel**. The Investor understands that Morrison & Foerster LLP serves as legal counsel on certain matters to Wefunder, Inc., Wefunder Portal, LLC, Wefunder Admin, LLC and Wefunder Advisors, LLC and not to the SPV or any Investor by virtue of its investment in the SPV, and that no independent counsel has been retained to represent the SPV or Investors in the SPV. The Investor also understands that Morrison & Foerster LLP has not independently verified any factual assertions made in the Company Information or on the Wefunder website and is not responsible for the SPV's compliance with its investment program or applicable law.

9.4. **Power of Attorney**. The Investor hereby appoints each of the Company and Wefunder Admin, LLC as its true and lawful representative and attorney-in-fact, in its name, place and stead to make, execute, sign, acknowledge, swear to and file:

9.4.1. a Certificate of Formation of the LLC and any amendments required under the Delaware Act;

9.4.2. the LLC Agreement and any duly adopted amendments;

9.4.3. any and all instruments, certificates and other documents that may be deemed necessary or desirable to effect the winding-up and termination of the LLC or the SPV (including a Certificate of Cancellation of the Certificate of Formation); and

9.4.4. any business certificate, fictitious name certificate, related amendment or other instrument or document of any kind necessary or desirable to accomplish the LLC's or the SPV's business, purpose and objectives or required by any applicable U.S., state, local or other law.

This power of attorney is coupled with an interest, is irrevocable, and shall survive and shall not be affected by the subsequent death, disability, incompetency, termination, bankruptcy, insolvency or dissolution of the Investor; provided, however, that this power of attorney will terminate upon the substitution of another SPV member for all of the Investor's investment in the LLC or the SPV or upon the liquidation or termination of the LLC or the SPV. The Investor hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of the LLC, the SPV, and any Administrator taken in good faith under this power of attorney.

9.5. **Confidentiality**.

9.5.1. The Investor agrees that the Company Information and all financial statements (if any), tax reports (if any), portfolio valuations (if any), private placement memoranda (if any), reviews or analyses of potential or actual investments (if any), reports or other materials prepared or produced by the SPV and/or any Administrator and all other documents and information concerning the affairs of the SPV and/or the Fund's investments, including, without limitation, information about the Company, and/or the persons directly or indirectly investing in the SPV (collectively, the "**Confidential Information**") that the Investor may receive pursuant to or in accordance with the use of the Wefunder website, an investment in one or more SPVs, or otherwise as a result of its ownership of an Interest in the SPV, constitute proprietary and confidential information about the SPV, any Administrator, and/or any Lead Investor (the "**Affected Parties**").

9.5.2. The Investor acknowledges that the Affected Parties derive independent economic value from the Confidential Information not being generally known and that the Confidential Information is the subject of reasonable efforts to maintain its secrecy. The Investor further acknowledges that the Confidential Information is a trade secret, the disclosure of which is likely to cause substantial and irreparable competitive harm to the Affected Companies or their respective businesses. The Investor shall not reproduce any of the Confidential Information or portion thereof or make the contents thereof available to any third party other than a disclosure on a need-to-know basis to the Investor's legal, accounting or investment advisers, auditors and representatives (collectively, "**Advisers**"), except to the extent compelled to do so in accordance with applicable law (in which case the Investor shall promptly notify the SPV of the Investor's obligation to disclose any Confidential Information) or with respect to Confidential

Information that otherwise becomes publicly available other than through breach of this provision by the Investor.

9.5.3. To the fullest extent permitted by law, the Investor agrees not to request disclosure or inspection of any such information after the Investor is notified (whether in response to the Investor's request for information or otherwise) that the SPV has determined not to disclose such information.

9.5.4. The Investor agrees that the LLC, the SPV, and the SPV service providers would be subject to potentially irreparable injury as a result of any breach by the Investor of the covenants and agreements set forth in this Item 9.5, and that monetary damages would not be sufficient to compensate or make whole the LLC, the SPV, and the SPV services providers for any such breach. Accordingly, the Investor agrees that the LLC, the SPV, and the SPV service providers shall be entitled to equitable and injunctive relief, on an emergency, temporary, preliminary and/or permanent basis, to prevent any such breach or the continuation thereof.

9.6. **Amendments**. Neither this Subscription Agreement nor any term hereof may be supplemented, changed, waived, discharged or terminated except with the written consent of the Investor and the Company on behalf of the relevant SPV. For the sake of clarity, the restriction on the Company in the preceding sentence applies solely to the form of this Subscription Agreement applicable to SPVs that have had a closing, and does not prevent the Company from changing the form and content of this Subscription Agreement for use in offerings of SPVs that have not had a closing.

9.7. **Assignability and Transferability**. This Subscription Agreement is not transferable or assignable by the Investor without the prior written consent of the Company on behalf of the SPV, and any transfer or assignment in violation of this provision shall be null and void. The Interests in the SPV being acquired by Investor herein may only be transferred by Investor in compliance with Regulation Crowdfunding and the terms and conditions of this Agreement. If Investor seeks to transfer the Interests, Investor shall first give written notice to the Company and Wefunder Admin, LLC, including the number of Interests that Investor desires to transfer, the proposed price, the name and contact information of the proposed buyer, and any other information that the Company or Wefunder Admin, LLC may reasonably request. To the extent possible, such notice shall be provided through the Wefunder.com website. Any transfer of Interests shall be subject to execution by Investor and the proposed transferee of appropriate documentation, as may be required by the Company or Wefunder Admin, LLC, in their discretion. Investor further acknowledges that pursuant to the LLC Agreement, Wefunder Admin, LLC (as Series Manager of the SPV), may impose additional restrictions on or prohibit the Transfer of Interests for any reason or no reason, in its sole discretion.

9.8. **Repurchase**. In the event that the SPV or any Administrator determines that it is likely that within twelve (12) months the securities of the SPV or the Company will be held of record by a number of persons that would require the SPV or the Company to register a class of its equity securities under the Securities Exchange Act of 1934, as amended ("**Exchange Act**"), as required by Section 12(g) or 15(d) thereof, the SPV shall have the option to repurchase the Interests from each Investor to the extent necessary to avoid the requirement to register a class of its securities under the Exchange Act. Such repurchase of Interests shall be for the greater of (i) the purchase price of the Interests, or (ii) the fair market value of the Interests, as determined by an independent appraiser of securities chosen by the Administrator. Any such repurchase may only occur with the consent of Wefunder Admin, LLC, as Series Manager of the SPV.

9.9. **Governing Law; Consent to Jurisdiction**. Notwithstanding the place where this Subscription Agreement may be executed by any of the parties hereto, the parties expressly agree that all the terms and provisions hereof shall be construed under the laws of the State of Delaware. Any action or proceeding brought by the SPV or any SPV service provider against one or more investors in the SPV relating in any way to this Subscription Agreement or the LLC Agreement may, and any action or proceeding brought by any other party against the SPV or any SPV service provider relating in any way to this Subscription Agreement or the Company Information shall, be brought and enforced in the state courts of the State of Delaware located in Wilmington or (to the extent subject matter jurisdiction exists therefore) in the courts of the United States located in the District of Delaware; and the Investor and the SPV irrevocably submit to the jurisdiction of both such state and federal courts in respect of any such action or proceeding. The Investor and the SPV irrevocably waive, to the fullest extent permitted by law, any objection that they may now or hereafter have to laying the venue of any such action or proceeding in the courts of the State of Delaware located in Wilmington or in the courts of the United States located in the District of Delaware and any claim that any such action or proceeding brought in any such court has been brought in an inconvenient forum.

9.10. **Severability**. If any provision of this Subscription Agreement is invalid or unenforceable under any applicable law, then such provision shall be deemed inoperative to the extent that it may conflict therewith and shall be deemed modified to conform with such applicable law. Any provision hereof that may be held invalid or unenforceable under any applicable law shall not affect the validity or enforceability of any other provisions hereof, and to this extent the provisions hereof shall be severable.

9.11. **Headings**. The headings in this Subscription Agreement are for convenience of reference only, and shall not limit or otherwise affect the meaning hereof.

9.12. **General**. This Subscription Agreement shall be binding upon the Investor and the legal representatives, successors and assigns of the Investor, shall survive the admission of the Investor as a member of a SPV, and shall, if the Investor consists of more than one person, be the joint and several obligation of all such persons.

TERMS APPENDIX FOR THE PURCHASE OF {{COMPANY NAME}} SECURITIES BY {{COMPANY NAME}} {{SERIES NO.}} {{EB}}, A SERIES OF WEFUNDER SPV, LLC, A DELAWARE LIMITED LIABILITY COMPANY

Exhibit D

Lead Investor Agreement

Lead Investor Agreement

This Lead Investor Agreement (this "Agreement") is made and entered into as of the date of electronic consent ("Effective Date") by and among the Lead Investor (as defined below), Wefunder Inc., a Delaware public benefit corporation ("Wefunder"), and the undersigned issuer ("Issuer").

WHEREAS, the lead investor identified and appointed by the Issuer on its campaign page on the Wefunder platform and approved by Wefunder (the "Lead Investor") has been granted the power to make all voting determinations on behalf of its investors ("Investors") that hold interests in the uncertificated securities ("Securities") of one or more special purpose vehicles (each, an "SPV") that holds uncertificated securities of the Issuer, which Securities are being or have been offered through Wefunder Portal LLC ("Portal");

NOW, THEREFORE, in consideration of the mutual promises herein made and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, and intending to be legally bound, the parties hereto agree as follows:

1. Lead Investor

1.1 Appointment of Lead Investor

The Issuer hereby appoints the Lead Investor as the Lead Investor with respect to the SPV and Wefunder hereby approves such appointment.

1.2 Communication to Investors about the Lead Investor

1.2.1 *Initial Lead Investor*. Issuer agrees to inform Investors about the identity of the Lead Investor by posting information about the Lead Investor on the Portal either prior to the filing by the Issuer and the SPV of the Form C, or after such filing but before the closing of the joint offering of securities by the Issuer and the SPV (the "SPV Offering"). If the latter, Issuer acknowledges and agrees that the identification of the Lead Investor will require filing a material amendment to the Form C, and Investors will be required to reconfirm their commitments prior to the closing of the offering.

1.2.2 *Replacement Lead Investor*. If a Replacement Lead Investor is appointed after the closing of the SPV Offering, Issuer agrees to issue a notice to Investors through the Portal containing information about the circumstances surrounding the replacement of the Lead Investor and details about the Replacement Lead Investor.

1.2.3 *Contact Information of Lead Investor.* Lead Investor consents to Wefunder providing Lead Investor's contact information to Investors when deemed necessary.

1.3 Disclosure of Lead Investor's Role in Connection with Non-Regulation Crowdfunding Offerings

The parties agree that the Lead Investor also may act as a portfolio manager for a special purpose vehicle advised by Wefunder Advisors, LLC that invests in Issuer in a subsequent non-Regulation CF round of financing and may receive compensation in that capacity.

1.4 Conflicts of Interest and Removal of Lead Investor

1.4.1 *Removal of Lead Investor.* Wefunder may remove the Lead Investor at any time upon Wefunder's good faith determination that the Lead Investor is not in a timely manner providing voting determinations on matters as reasonably requested by Issuer, is engaging in fraudulent conduct, or has an undisclosed conflict of interest ("Cause"). Further, upon Wefunder's good faith determination that, due to other unforeseen circumstances, it may be in the best interests of the Investors to remove the Lead Investor, Wefunder may, but is not obligated to, submit such removal to a vote of the Investors and remove the Lead Investor if a majority of the Investors (calculated on the basis of ownership of Securities) who provide a voting decision within the time period prescribed by Wefunder vote in favor of removal.

1.4.2 *Lead Investor Conflict of Interest.* In the event that Wefunder determines, in good faith, that the Lead Investor has a conflict of interest only with respect to a particular matter or voting decision, Wefunder may require that the Lead Investor submit such voting decision to all Investors. In such case, the Lead Investor must give Investors five (5) calendar days (or such other time period as may be prescribed by Wefunder) to submit their voting decisions to the Lead Investor, and the Lead Investor must vote the Securities in accordance with the decision of a majority of the Investors (calculated on the basis of ownership of Securities) who provide a voting decision within such time period.

1.5 Replacement of Lead Investor

In the event the Lead Investor is removed pursuant to Section 1.4.1, a new Lead Investor ("Replacement Lead Investor") shall be appointed by Issuer subject to the approval of the appointment by Wefunder, in its sole discretion, and the Replacement Lead Investor. In such event the original Lead Investor will cease to be a party to this Agreement and the Replacement Lead Investor will become a party to this Agreement.

2. Entire Agreement

This document represents the entire Agreement, and supersedes any previous agreements, among the parties relating to the subject matter of this Agreement.

3. Partial Invalidity

If any provisions of this Agreement are held for any reason to be unenforceable, the remainder of this Agreement shall nevertheless remain in full force and effect.

4. Assignment; Amendment

This Agreement may not be assigned or amended by any party without the consent of the other parties.

5. Term

This Agreement may be terminated by any party upon 30 days' written notice to the other parties or such shorter period as may be agreed to by the parties.

6. Successors

This Agreement is for the benefit of the parties and shall bind and inure to the benefit of their respective successors and permitted assigns.

7. Governing Law

This Agreement is governed by the laws of the State of Delaware without regard to its conflicts of laws principles.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

COMPANY:

WEFUNDER, INC.

By: *[SIGNATURE]*
Name: Nicholas Tommarello
Title: Chief Executive Officer

ISSUER:

[COMPANY NAME]

By:
Name:
Title:

LEAD INVESTOR:

By:
Name:

Email:

<u>Exhibit E</u>

Independent Contractor Agreement

Independent Contractor Agreement

This Independent Contractor Agreement (this "Agreement") is made and entered into as of the date of electronic consent (the "Effective Date") by the parties on the funding portal ("Portal") of Wefunder Portal, LLC ("Wefunder"), by and between Wefunder Admin, LLC, a Delaware limited liability company ("Company"), and [Contractor Name] ("Contractor").

A. Company is the Manager of Wefunder SPV, LLC, a Delaware limited liability company, and is the Series Manager of one or more Series of Wefunder SPV, LLC (as such terms are defined in the Limited Liability Company Agreement of Wefunder SPV, LLC (the "LLC Agreement")) (each, a "Series"). As Manager and Series Manager, as applicable, Company has the right to conduct, direct and manage all activities of, and has full power and authority to do all things and on such terms as it determines to be necessary or appropriate to conduct the business of, Wefunder SPV, LLC and each Series.

B. [Issuer Name] ("Issuer") is conducting or has conducted an offering of its uncertificated securities ("Issuer Securities") through the Portal to one or more Series (each, an "SPV").

C. Contractor, Issuer, and Wefunder, Inc. have entered into a Lead Investor Agreement, dated on or about the date hereof, pursuant to which Contractor has been appointed as the Lead Investor (as defined therein) with respect to Issuer Securities that are offered through the Portal.

D. Company desires to delegate to Contractor certain of its rights as Series Manager of the SPV(s) being issued Issuer Securities, as permitted under the LLC Agreement.

NOW, THEREFORE, in consideration of the mutual promises herein made and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, and intending to be legally bound, the parties hereto agree as follows:

1. Engagement for Services.

Company hereby engages Contractor to take any actions necessary to determine and communicate the voting instructions of the SPV(s) to the Issuer on behalf of the SPV(s) and shall take any other actions (including, but not limited to, signing documentation) necessary to effect decisions on behalf of the SPV(s) (the "Services"). Contractor hereby accepts such engagement, and shall perform the Services in accordance with the terms and conditions of this Agreement. In the performance of the Services, Contractor agrees to abide by the provisions of the LLC Agreement and any power of attorney given to Contractor by investors in the SPV(s). Contractor shall comply with all applicable Company policies and procedures (if any) in the performance of the Services. Except as otherwise provided herein, Company shall not control the manner or means by which Contractor performs the Services.

2. Compensation.

Contractor shall not receive any compensation in connection with the Services. Notwithstanding the preceding sentence, in the event that Issuer conducts a future offering of its securities under Regulation D of the Securities Act of 1933 and a special purpose vehicle formed by Wefunder Advisors LLC (a "Reg D SPV") purchases securities in such offering, the parties acknowledge and agree that Wefunder Advisors LLC may hire Contractor as a portfolio manager of the Reg D SPV and Contractor may receive compensation in the form of carried interest on profits earned by the Reg D SPV, subject in all cases to compliance with applicable state and federal securities laws.

3. Records.

Contractor shall maintain current records of all voting instructions it provides to Issuer and any other actions it undertakes on behalf of the SPV(s) (the "Records"). The Records shall be the property of Company. Within 72 hours of each vote or other action, Contractor shall transfer the Records to Company in the format and manner indicated by the Company from time to time. Contractor shall retain no property rights in the Records.

4. Independent Contractor Relationship.

4.1 Independent Contractor Status.

Contractor's relationship with Company is that of an independent contractor, and nothing in this Agreement is intended to, or shall be construed to, create a partnership, agency, joint venture, employment, or similar relationship. Contractor hereby waives any right to participate in any Company benefit programs. Contractor shall not apply for any government-sponsored benefits that are intended to apply to employees, including, without limitation, unemployment benefits. Contractor is not authorized to make any representation, contract, or commitment on behalf of Company unless specifically requested or authorized in writing to do so by Company.

4.2 Taxes.

Contractor is solely responsible for all taxes incurred as a result of Contractor's performance of the Services. Contractor is solely responsible for, and must maintain adequate records of, expenses incurred in the course of performing Services under this Agreement.

5. Other Services; Conflicts of Interest.

Contractor may represent, perform services for, or be employed by third parties except when doing so causes Contractor to breach Contractor's obligations under this Agreement. During the term of this Agreement, Contractor shall not enter into any contract or accept any obligation inconsistent or incompatible with Contractor's obligations under this Agreement. Contractor shall disclose to Company any conflicts of interest Contractor may have with respect to the Services prior to entering into this Agreement or immediately upon determining that a conflict of interest exists. Notwithstanding the terms of this Section, Contractor may act as a portfolio manager for a Reg D SPV advised by Wefunder Advisors, LLC in connection with future raises by Issuer.

6. Indemnification.

Company shall indemnify and hold harmless Contractor from and against any loss, damage, liability or claim suffered, incurred by, or asserted against Contractor, including expenses of legal counsel arising out of, in connection with or based upon any act or omission by Contractor relating in any way to this Agreement or the Services, so long as Contractor is not grossly negligent and has acted in good faith.

7. Term and Termination.

7.1 Term.

This Agreement is effective as of the Effective Date and shall terminate on completion of the Services, unless terminated earlier as set forth below.

7.2 Early Termination.

Company or Contractor may terminate this Agreement at any time upon express written notice to the other party of termination.

7.3 Effect of Expiration or Termination.

The provisions of Sections 4.1, 5, 6, and 7 shall survive any termination or expiration of this Agreement.

8. General.

8.1 Successors and Assigns.

Contractor may not subcontract or otherwise assign, transfer, or delegate Contractor's rights or obligations under this Agreement without Company's prior written consent.

8.2 Amendments.

This Agreement may not be assigned or amended without the consent of the other party.

8.3 Governing Law.

This Agreement shall be governed and construed in accordance with the laws of the State of Delaware, without regard to its conflicts of law principles.

8.4 Notices.

All notices, requests, waivers and other communications made pursuant to this Agreement shall be in writing.

8.5 Partial Invalidity.

If any provisions of this Agreement are held for any reason to be unenforceable, the remainder of this Agreement shall nevertheless remain in full force and effect.

8.6 Entire Agreement.

This document represents the entire Agreement, and supersedes any previous agreements, among the parties relating to the subject matter of this Agreement.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

COMPANY:

WEFUNDER ADMIN, LLC

By: *[SIGNATURE]*
Name: Nicholas Tommarello
Title: Chief Executive Officer

CONTRACTOR:

Signature

____
Legal Name of Contractor

Email: ________________________________